Filed pursuant to Rule 424(b)(3)
File No. 333-182482

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS OF JWC ACQUISITION CORP. AND
PROSPECTUS FOR 25,000,000 SHARES OF COMMON STOCK OF TILE SHOP HOLDINGS, INC.

Dear JWC Acquisition Corp. Stockholders:

You are cordially invited to attend a special meeting of the stockholders of JWC Acquisition Corp., which we refer to as “JWCAC,” at 10:00 a.m., Eastern time on August 16, 2012, at the offices of McDermott Will & Emery LLP, 340 Madison Avenue, New York, New York.

At the special meeting, JWCAC stockholders will be asked to consider and vote upon a proposal to adopt a contribution and merger agreement providing for the business combination of JWCAC and The Tile Shop, LLC, which we refer to as “The Tile Shop,” under a new holding company named Tile Shop Holdings, Inc., which we refer to as “TS Holdings,” and approve the transactions contemplated thereby, which we refer to as the “Business Combination.” We refer to this proposal as the “Business Combination Proposal.” Pursuant to the contribution and merger agreement, (i) all of the membership interests in The Tile Shop will be contributed to TS Holdings in exchange for approximately $464.7 million (on a pro forma basis as of June 30, 2012), consisting of cash, common stock of TS Holdings, and promissory notes of TS Holdings, and (ii) a merger subsidiary of TS Holdings will merge with and into JWCAC, as a result of which all of the issued and outstanding shares of JWCAC common stock will be exchanged for an equal number of shares of common stock of TS Holdings and all of the outstanding warrants to purchase JWCAC common stock will be exercisable for an equal number of shares of TS Holdings common stock on the existing terms and conditions of such warrants. It is anticipated that former JWCAC stockholders, on the one hand, and the former owners of The Tile Shop, on the other hand, will hold approximately 33% and 67%, respectively, of the shares of common stock of TS Holdings issued and outstanding immediately after the consummation of the Business Combination, assuming that no JWCAC public stockholders exercise their redemption or appraisal rights.

JWCAC stockholders also will be asked to consider and vote upon a proposal, which is contingent on approval of the Business Combination Proposal, to approve an amendment to JWCAC’s amended and restated certificate of incorporation to change the date on which it must have consummated a business combination or else cease operations and redeem the shares of common stock issued in its initial public offering, which we refer to as its “public shares,” from August 23, 2012, to August 30, 2012, in order to provide additional time to close the Business Combination.

Each of these proposals is more fully described in the accompanying proxy statement/prospectus.

TS Holdings has applied to list its common stock on The Nasdaq Stock Market under the symbol “TTS” upon the closing of the business combination. TS Holdings expects that the warrants will continue to trade on the Over-the-Counter Bulletin Board, or the OTCBB, under the symbol “TTSW” following the Business Combination.

Pursuant to JWCAC’s amended and restated certificate of incorporation, JWCAC is providing holders of its public shares, who we refer to as its “public stockholders,” with the opportunity to redeem their shares of JWCAC common stock for cash equal to their pro rata share of the aggregate amount on deposit in the trust account which holds the proceeds of JWCAC’s initial public offering as of two business days prior to the consummation of the Business Combination, less franchise and income taxes payable, upon the consummation of the Business Combination. Public stockholders may elect to redeem their shares even if they vote for the Business Combination Proposal. A public stockholder of JWCAC, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming his, her or its shares with respect to more than an aggregate of 10% of the public shares. There will be no redemption rights upon the consummation of the Business Combination with respect to outstanding JWCAC warrants. The holders of JWCAC shares issued prior to its initial public offering, which we refer to as “founder shares,” have agreed to waive their redemption rights with respect to their founder shares and any other shares they may hold in connection with the consummation of the Business Combination, and the founder shares will be excluded from the pro rata calculation used to determine the per-share redemption price. Currently, JWCAC’s Sponsor and independent directors own approximately 14% of the issued and outstanding shares of JWCAC common stock, consisting of all of the founder shares.

JWCAC is providing this proxy statement/prospectus and accompanying proxy card to its stockholders in connection with the solicitation of proxies to be voted at the special meeting and at any adjournments or postponements of the special meeting. This proxy statement/prospectus also constitutes a prospectus of TS Holdings for 12,500,000 shares of TS Holdings common stock to be issued to JWCAC public stockholders pursuant to the terms of the Business Combination and 12,500,000 shares of TS Holdings common stock that may be issued pursuant to the exercise of JWCAC’s public warrants, which will be assumed by TS Holdings upon the closing of the Business Combination. Whether or not you plan to attend the special meeting, we urge you to read this proxy statement/prospectus (and any documents incorporated into this proxy statement/prospectus by reference) carefully. Please pay particular attention to the section titled “Risk Factors” beginning on page 27.

JWCAC’s board of directors has unanimously approved the contribution and merger agreement and the Business Combination and unanimously recommends that JWCAC stockholders vote FOR adoption of the contribution and merger agreement and approval of the transactions contemplated thereby and FOR the amendment to JWCAC’s amended and restated certificate of incorporation to permit the Business Combination to be consummated on or before August 30, 2012. When you consider the board recommendation of these proposals, you should keep in mind that JWCAC’s directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled, “The Business Combination Proposal — Certain Benefits of JWCAC’s Directors and Officers and Others in the Business Combination” beginning on page 76.

The Business Combination will be consummated only if holders of a majority of the outstanding shares of common stock of JWCAC are voted in favor of the Business Combination Proposal. JWCAC has no specified maximum redemption threshold. It is a condition to closing under the contribution and merger agreement, however, that holders of no more than 5,500,000 public shares exercise their redemption rights pursuant to JWCAC’s amended and restated certificate of incorporation.

Your vote is very important. If you are a registered stockholder, please vote your shares as soon as possible using one of the following methods to ensure that your vote is counted, regardless of whether you expect to attend the special meeting in person: (1) call the toll-free number specified on the enclosed proxy card and follow the instructions when prompted, (2) access the internet website specified on the enclosed proxy card and follow the instructions provided to you, or (3) complete, sign, date and return the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the special meeting. A failure to vote your shares is the equivalent of a vote “AGAINST” adoption of the contribution and merger agreement and approval of the transactions contemplated thereby.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted in favor of each of the stockholder proposals presented at the special meeting. If you fail to return your proxy card or fail to submit your proxy by telephone or over the internet, or fail to instruct your bank, broker or other nominee how to vote, and do not attend the special meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the special meeting and, if a quorum is present, will have the same effect as a vote against the proposals to adopt and approve the contribution and merger agreement and the proposal to approve an amendment to JWCAC’s amended and restated certificate of incorporation. If you are a stockholder of record and you attend the special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

On behalf of our board of directors, I thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

August 2, 2012	John W. Childs Chairman and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated August 2, 2012, and is first being mailed to the stockholders of JWCAC on or about August 3, 2012.

JWC ACQUISITION CORP.
Bay Colony Corporate Center — North Entrance
1000 Winter Street — Suite 4300
Waltham, Massachusetts 02451

NOTICE OF SPECIAL MEETING
OF STOCKHOLDERS OF JWC ACQUISITION CORP.

To Be Held On August 16, 2012

To the Stockholders of JWC Acquisition Corp.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of JWC Acquisition Corp., a Delaware corporation (“JWCAC”), will be held at 10:00 a.m., Eastern time, on August 16, 2012, at the offices of McDermott Will & Emery LLP, 340 Madison Avenue, New York, New York. You are cordially invited to attend the special meeting of stockholders for the following purposes:

(1) The Business Combination Proposal— to consider and vote upon a proposal to adopt the Contribution and Merger Agreement, dated as of June 27, 2012, as may be amended (the “Contribution and Merger Agreement”), by and among JWCAC, on the one hand, and The Tile Shop, LLC, a Delaware limited liability company (“The Tile Shop”), the members of The Tile Shop (the “Members”), Nabron International Inc., a Bahamas corporation (“Nabron” and, together with the Members other than ILTS, LLC the “Sellers”), Tile Shop Holdings, Inc. a newly-formed Delaware corporation and wholly owned subsidiary of The Tile Shop (“TS Holdings”), Tile Shop Merger Sub, Inc., a newly-formed Delaware corporation and wholly owned subsidiary of TS Holdings (“Merger Sub”), and Peter Jacullo, in his capacity as Sellers’ representative, on the other hand, and approve the transactions contemplated thereby (the “Business Combination Proposal”);

(2) The Charter Amendment Proposal— to consider and vote upon a proposal to approve an amendment to the amended and restated certificate of incorporation of JWCAC to change the date on which it must have consummated a business combination or else cease operations and redeem the shares of common stock issued in its initial public offering from August 23, 2012 to August 30, 2012, in order to provide JWCAC with additional time to close the transactions contemplated by the Contribution and Merger Agreement (the “Charter Amendment Proposal”);

(3) The Adjournment Proposal— to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting of stockholders, there are not sufficient votes to approve the Business Combination Proposal or the Charter Amendment Proposal (the “Adjournment Proposal”); and

(4) to consider and transact such other procedural matters as may properly come before the special meeting of stockholders or any adjournment or postponement thereof.

Only holders of record of JWCAC common stock at the close of business on July 23, 2012 are entitled to notice of the special meeting of stockholders and to vote and have their votes counted at the special meeting of stockholders and any adjournments or postponements of the special meeting of stockholders. A complete list of JWCAC stockholders of record entitled to vote at the special meeting of stockholders will be available for ten days before the special meeting of stockholders at the principal executive offices of JWCAC for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting of stockholders.

Pursuant to JWCAC’s amended and restated certificate of incorporation, JWCAC will provide holders of its public shares (“public stockholders”) with the opportunity to redeem their shares of JWCAC common stock for cash equal to their pro rata share of the aggregate amount on deposit in the trust account which holds the proceeds of JWCAC’s initial public offering as of two business days prior to the consummation of the transactions contemplated by the Contribution and Merger Agreement, less franchise and income taxes payable, upon the consummation of the transactions contemplated by the Contribution and Merger Agreement. For illustrative purposes, based on funds in the trust account of approximately $125.0 million on June 30, 2012, the estimated per share redemption price would have been approximately $10.00. Public stockholders may elect to redeem their shares even if they vote for the Business Combination Proposal. A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming his, her or its shares with respect to more than an aggregate of 10% of the public shares. The holders of JWCAC shares issued prior to its initial public offering (“founder shares”) have agreed to waive their redemption rights with respect to their founder shares and any other shares they may hold in connection with the consummation of the transactions contemplated by the Contribution and Merger Agreement, and the founder shares will be excluded from the pro rata calculation used to determine the per-share redemption price. Currently, JWCAC’s Sponsor and independent directors own approximately 14% of the outstanding shares of JWCAC common stock, consisting of all of the founder shares.

The transactions contemplated by the Contribution and Merger Agreement will be consummated only if a majority of the outstanding shares of common stock of JWCAC are voted in favor of the Business Combination Proposal. JWCAC has no specified maximum redemption threshold. In addition, it is a condition to closing under the Contribution and Merger Agreement that holders of no more than 5,500,000 public shares exercise their redemption rights pursuant to JWCAC’s amended and restated certificate of incorporation.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

July 26, 2012	John W. Childs Chairman and Chief Executive Officer JWC Acquisition Corp.

This notice was mailed by JWCAC on July 26, 2012.

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about JWCAC from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available for you to review at the public reference room of the Securities and Exchange Commission, or SEC, located at 100 F Street, N.E., Washington, D.C. 20549, and through the SEC’s website at www.sec.gov. You can also obtain the documents incorporated by reference into this proxy statement/prospectus free of charge by requesting them in writing or by telephone from the appropriate company at the following address and telephone number:

JWC Acquisition Corp.

Bay Colony Corporate Center — North Entrance
1000 Winter Street — Suite 4300
Waltham, Massachusetts 02451
(617) 753-1100
Attention: Jeffrey J. Teschke
E-mail: jteschke@jwchilds.com

or

Morrow & Co., LLC
470 West Avenue — 3rd Floor
Stamford, Connecticut 06902
Telephone: (800) 662-5200

If you would like to request any documents, please do so by August 10, 2012 in order to receive them before the special meeting.

You also may obtain additional proxy cards and other information related to the proxy solicitation by contacting the appropriate contact listed above. You will not be charged for any of these documents that you request.

For a more detailed description of the information incorporated by reference in this proxy statement/prospectus and how you may obtain it, see the section entitled “Where You Can Find More Information” beginning on page 185.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the SEC by TS Holdings, constitutes a prospectus of TS Holdings under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock of TS Holdings to be issued to JWCAC stockholders under the Contribution and Merger Agreement. This document also constitutes a proxy statement of JWCAC under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to JWCAC stockholders nor the issuance by TS Holdings of its common stock in connection with the Merger will create any implication to the contrary.

Information contained in this proxy statement/prospectus regarding JWCAC has been provided by JWCAC and information contained in this proxy statement/prospectus regarding The Tile Shop has been provided by The Tile Shop.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

i

FREQUENTLY USED TERMS

In this document:

“Business Combination” refers to the transactions contemplated by the Contribution and Merger Agreement.

“Business Combination Proposal” refers to the stockholder proposal to adopt the Contribution and Merger Agreement and approve the transactions contemplated thereby.

“closing” refers to the consummation of the Business Combination.

“Charter Amendment Proposal” refers to the stockholder proposal to amend JWCAC’s amended and restated certificate of incorporation to change the date prior which it must consummate a business combination from August 23, 2012 to August 30, 2012.

“Code” refers to the Internal Revenue Code of 1986, as amended.

“Contribution” refers to the contribution by the Sellers (other than Nabron) of all of their membership interests in The Tile Shop to TS Holdings and the contribution by Nabron of its membership interests in ILTS to TS Holdings, in each case in exchange for cash, common stock of TS Holdings, and promissory notes issued by TS Holdings.

“Contribution and Merger Agreement” refers to the Contribution and Merger Agreement, dated June 27, 2012, by and among JWCAC, on the one hand, and The Tile Shop, the Members, Nabron, TS Holdings, Merger Sub, and Peter Jacullo, in his capacity as Sellers’ representative, on the other hand.

“DGCL” refers to the Delaware General Corporation Law.

“Exchange Act” refers to the Securities Exchange Act of 1934, as amended.

“founder shares” refers to the 2,034,884 shares of common stock of JWCAC purchased prior to JWCAC’s initial public offering.

“ILTS” refers to ILTS, LLC, a Delaware limited liability company and a member of The Tile Shop.

“JWCAC” refers to JWC Acquisition Corp., a Delaware corporation.

“JWCAC founders” refers to the members of the Sponsor and JWCAC’s officers and directors.

“JWCAC’s Sponsor” or “the Sponsor” refers to JWC Acquisition LLC, a Delaware limited liability company.

“JWTS” refers to JWTS, Inc., a Delaware corporation.

“Members” refers to the members of The Tile Shop.

“Merger” refers to the merger pursuant to the Contribution and Merger Agreement, whereby by each outstanding shares, of common stock of JWCAC will be exchanged for one share of common stock of TS Holdings.

“Merger Sub” refers to Tile Shop Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of TS Holdings.

“Nabron” refers to Nabron International, Inc. a Bahamas corporation, which is the sole member of ILTS, the sole business of which, as of immediately prior to the consummation of the Business Combination, will be to hold a membership interest in The Tile Shop.

“OTCBB” refers to the Over-the-Counter Bulletin Board.

“public shares” refers to the shares of JWCAC’s common stock sold in its initial public offering.

“public stockholders” refers to the holders of public shares, including the JWCAC founders to the extent they purchase public shares, provided that each JWCAC founder’s status as a “public stockholder” shall only exist with respect to such public shares.

“SEC” refers to the Securities and Exchange Commission.

“Securities Act” refers to the Securities Act of 1933, as amended.

“Sellers” refers to the parties to the Contribution and Merger Agreement who will be directly or indirectly contributing the membership interests in The Tile Shop to TS Holdings.

“sponsor warrants” refers to 5,333,333 warrants held by the Sponsor, each of which is exercisable for one share of JWCAC common stock in accordance with its terms.

“The Tile Shop” refers to The Tile Shop, LLC, a Delaware limited liability company.

“trust account” refers to the trust account which holds the proceeds of JWCAC’s initial public offering, and which has Continental Stock Transfer & Trust Company as trustee.

“TS Holdings” refers to Tile Shop Holdings, Inc., a Delaware corporation.

“TS Inc.” refers to The Tile Shop, Inc., a Minnesota corporation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

JWCAC and TS Holdings make forward-looking statements in this proxy statement/prospectus and in the documents that are incorporated by reference. These forward-looking statements relate to outlooks or expectations for earnings, revenues, expenses or other future financial or business performance, strategies or expectations, or the impact of legal or regulatory matters on business, results of operations or financial condition. Specifically, forward-looking statements may include statements relating to:

•	the benefits of the Business Combination;
•	the future financial performance of TS Holdings following the Business Combination;
•	changes in the market for TS Holdings’ products;
•	expansion plans and opportunities; and
•	other statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions.

These forward-looking statements are based on information available to JWCAC and/or TS Holdings as of the date of this proxy statement/prospectus and current expectations, forecasts and assumptions and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing JWCAC’s or TS Holdings’ views as of any subsequent date, and neither JWCAC nor TS Holdings undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

These forward-looking statements involve a number of known and unknown risks and uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Contribution and Merger Agreement;
•	the outcome of any legal proceedings that may be instituted against JWCAC, The Tile Shop, TS Holdings or others following announcement of the Contribution and Merger Agreement and transactions contemplated therein;
•	the inability to complete the transactions contemplated by the Contribution and Merger Agreement due to the failure to obtain approval of the stockholders of the JWCAC, or other conditions to closing in the Contribution and Merger Agreement;
•	the ability to have TS Holdings’ securities listed on the Nasdaq Stock Market or another exchange following the Business Combination;
•	delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the transactions contemplated by the Contribution and Merger Agreement;
•	the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein;
•	the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of The Tile Shop and TS Holdings to grow and manage growth profitably, maintain relationships with suppliers and obtain adequate supply of products and retain its key employees;
•	costs related to the Business Combination;
•	changes in applicable laws or regulations;
•	the possibility that The Tile Shop and TS Holdings may be adversely affected by other economic, business, and/or competitive factors; and

•	other risks and uncertainties indicated from time to time in this proxy statement/prospectus, including those under “Risk Factors”.

Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements. Neither JWCAC nor TS Holdings undertakes any obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Before you grant your proxy or instruct how your vote should be cast or voted on the proposals set forth in this proxy statement/prospectus, you should be aware that the occurrence of the events described in the section entitled “Risk Factors” and elsewhere in this proxy statement/prospectus could have a material adverse effect on JWCAC or TS Holdings.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS
FOR JWCAC STOCKHOLDERS

The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the JWCAC special meeting of stockholders including the proposed Business Combination. The following questions and answers may not include all the information that is important to stockholders of JWCAC. We urge stockholders to read carefully this entire proxy statement/prospectus, including the annexes and the other documents referred to herein. Unless otherwise specified, all share calculations assume no exercise of redemption or appraisal rights by JWCAC stockholders.

Q. Why am I receiving this proxy statement/ prospectus?

A.

A Contribution and Merger Agreement, dated as of June 27, 2012, has been entered into by and among JWCAC, on the one hand, and The Tile Shop, the Sellers, TS Holdings, Merger Sub, and Peter Jacullo in his capacity as Sellers’ representative, on the other hand. This agreement, as may be amended, is referred to as the Contribution and Merger Agreement. A copy of the Contribution and Merger Agreement is attached to this proxy statement/prospectus as Annex A.

JWCAC stockholders are being asked to consider and vote upon a proposal to adopt the Contribution and Merger Agreement, which, among other things, provides for the contribution by the Sellers (other than Nabron) of membership interests in The Tile Shop and the contribution by Nabron of the membership interests in ILTS to TS Holdings, in exchange for approximately $464.7 million (on a pro forma basis as of June 30, 2012), consisting of cash, common stock of TS Holdings and promissory notes issued by TS Holdings, which transaction is referred to herein as the Contribution, and the concurrent merger of Merger Sub with and into JWCAC pursuant to which each share of JWCAC common stock will be exchanged for one share of TS Holdings common stock, which transaction is referred to herein as the Merger. The Contribution and the Merger are collectively referred to herein as the Business Combination. As a result of the Business Combination, TS Holdings will hold directly or indirectly all of the equity in The Tile Shop and JWCAC.

TS Holdings has applied to list its common stock upon the closing of the Business Combination on The Nasdaq Stock Market under the symbol “TTS”. TS Holdings expects that the warrants will continue to trade on the Over-the-Counter Bulletin Board, or the OTCBB, under the symbol “TTSW” following the Business Combination.

This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the special meeting of stockholders. You should read this proxy statement/prospectus and its annexes carefully.

Your vote is important. You are encouraged to submit your proxy as soon as possible after carefully reviewing this proxy statement/prospectus and its annexes.
Q. What is being voted on?	A. Below are proposals on which JWCAC’s stockholders are being asked to vote.
• To adopt the Contribution and Merger Agreement and approve the Business Combination (this proposal is referred to herein as the “Business Combination Proposal”);

          •

To approve an amendment to the Amended and Restated Certificate of Incorporation of JWCAC to change the date on which it must have consummated a business combination or else cease operations and redeem its public shares from August 23, 2012 to August 30, 2012, in order to provide JWCAC additional time to consummate the Business Combination if it is approved by JWCAC stockholders (this proposal is referred to herein as the “Charter Amendment Proposal”); and

          •

To approve the adjournment of the special meeting of stockholders to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that, based upon the tabulated vote at the time of the special meeting of stockholders, there are not sufficient votes to approve the Business Combination Proposal or the Charter Amendment Proposal (this proposal is referred to herein as the “Adjournment Proposal”). This proposal will only be presented at the special meeting of stockholders if there are not sufficient votes to approve the Business Combination Proposal or the Charter Amendment Proposal.

It is important for you to note that in the event the Business Combination Proposal does not receive the requisite vote for approval, then JWCAC will not consummate the Business Combination. If JWCAC does not consummate the Business Combination and fails to complete an initial business combination by August 23, 2012 (or August 30 if the Charter Amendment Proposal is approved), JWCAC will be required to dissolve and liquidate.

Q. Are the proposals conditioned on one another?

A.

The Business Combination Proposal is not conditioned on any other proposal. The Charter Amendment Proposal is conditioned on approval of the Business Combination Proposal. The Adjournment Proposal will only be presented to stockholders in the event that there are not sufficient votes to approve the Business Combination Proposal or the Charter Amendment Proposal.

Q. Why is JWCAC proposing the Business Combination?

A.

JWCAC was organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. In particular, JWCAC has sought to focus on the consumer products or specialty retail sectors.

JWCAC consummated its initial public offering on November 23, 2010. Approximately $124,950,000 million of the proceeds of JWCAC’s initial public offering was placed in a trust account immediately following the initial public offering and, in accordance with JWCAC’s amended and restated certificate of incorporation, will be released upon the consummation of a business combination. If the Business Combination is consummated, the funds held in the trust account will be released (i) to pay JWCAC stockholders who properly exercise their redemption rights, (ii) to make a cash payment to the Sellers in partial consideration of their contribution to TS Holdings, (iii) to pay $5.0 million in deferred underwriting compensation to the underwriters of JWCAC’s initial public offering and advisory fees to other persons, (iv) to pay J.W. Childs Associates L.P. amounts owed for unpaid rent and unreimbursed administrative expenses incurred on behalf of JWCAC in connection with the Business Combination and general administrative expenses, not to exceed $500,000, (v) to pay third parties (e.g. professional advisors, printers and consultants) who have rendered services to JWCAC, the Sellers, The Tile Shop, and TS Holdings in connection with the Business Combination, and (vi) to pay the aggregate purchase price payable by JWCAC for public warrants it may purchase under the terms of the Contribution and Merger Agreement, with the balance to be used for working capital purposes. The first $15 million of redemption payments to holders of public shares would reduce the working capital of TS Holdings following the closing by a corresponding amount. See the section entitled “Proposals to be Considered by JWCAC Stockholders — The Business Combination Proposal — JWCAC’s Board of Directors’ Reasons for the Approval of the Business Combination” beginning on page 71.

Q. What will happen in the Business Combination?

A.

The Business Combination consists of the Contribution and the Merger.

At the closing of the Contribution, the Sellers (other than Nabron) will contribute membership interests in The Tile Shop, and Nabron will contribute its membership interests in ILTS (the sole business of which, as of immediately prior to the consummation of the Business Combination, is to hold membership interests in The Tile Shop), to TS Holdings in exchange for approximately $464.7 million (on a pro forma basis as of June 30, 2012), consisting of (i) $100,000,000 in cash (the “Cash Consideration”), (ii) 29,500,000 shares of TS Holdings common stock valued at $295,000,000 (the “Stock Consideration”), and (iii) promissory notes of TS Holdings in an aggregate principal amount of $80,000,000 less approximately $4.3 million of indebtedness (including capitalized lease obligations) and approximately $6.0 million of deferred compensation costs of The Tile Shop at closing (the “Promissory Notes”). The Cash Consideration, the Stock Consideration, and the Promissory Notes are all subject to adjustment at closing pursuant to the terms of the Contribution and Merger Agreement. The Promissory Notes will have a three year term, be subject to pre-payment at any time without penalty, and bear interest at a rate of 4% per annum, payable quarterly. Upon the issuance of senior indebtedness where the proceeds of such indebtedness are used to repay not less than 50% of the aggregate principal amount of the Promissory Notes, the term of the Promissory Notes will be extended to the date 180 days following the term of such senior indebtedness and the interest rate on the outstanding principal amount of the Promissory Notes will increase to 10% per annum. If the Promissory Notes have not been repaid by TS Holdings in full by the third anniversary of the consummation of the Business Combination, up to an aggregate of $20,000,000 of the then outstanding principal amount of the Promissory Notes will be convertible into shares of TS Holdings common stock at a conversion price of $10.00 per share. TS Holdings intends to obtain a credit facility within six months after the closing sufficient to repay Promissory Notes.

Concurrently with the Contribution, Merger Sub will merge with and into JWCAC, with JWCAC surviving. In connection with the Merger, (i) each outstanding share of JWCAC common stock will be exchanged for one share of TS Holdings common stock and (ii) each outstanding JWCAC warrant which is currently exercisable for one share of JWCAC common stock will be exercisable for one share of TS Holdings common stock. Prior to the closing, each outstanding unit of JWCAC (each of which consists of one share of JWCAC common stock and a warrant to purchase one share of JWCAC common stock) will be separated into its component common stock and warrant, each of which will be treated in the Merger as described above.

As a result of the Merger and Contribution, TS Holdings will own directly or indirectly all of the equity in each of JWCAC and The Tile Shop.

Q. Will JWCAC purchase any public warrants upon the closing?

A.

With the consent of the Sellers, JWCAC may enter into negotiations for the purchase of public warrants from one or more existing holders of public warrants, which purchase would be made upon the consummation of the Business Combination. As of the date of this proxy statement/prospectus, JWCAC has not entered into any agreements for the purchase of public warrants and is not in any negotiations with any holder of public warrants to purchase such warrants. In the event JWCAC enters into such arrangements, then the amount of Cash Consideration to be received by the Sellers would be reduced by the aggregate purchase price of all acquired public warrants and the Stock Consideration to be received by the Sellers would be increased by a number equal to the aggregate purchase price of such warrants divided by 10. The maximum number of public warrants that could be purchased by JWCAC is 8,033,115, consisting of all of the public warrants not currently held by JWC Warrant Holdings, LLC. The purchase price for any acquired public warrants will be determined in privately negotiated transactions and JWCAC cannot at this time estimate the ultimate purchase price for these warrants. Assuming for illustrative purposes that public warrants were purchased for an aggregate purchase price of $5.0 million, then the Cash Consideration would be reduced by $5.0 million and the Stock Consideration would be increased by 500,000 shares.

Q. What equity stake will former JWCAC stockholders and The Tile Shop members hold in TS Holdings?

A.

It is anticipated that former JWCAC’s stockholders, on the one hand, and the Sellers, on the other hand, will hold approximately 33% and 67%, respectively, of the shares of common stock of TS Holdings issued and outstanding immediately after the consummation of the Business Combination, assuming that no JWCAC public stockholders exercise their redemption or appraisal rights. In the event that JWCAC stockholders exercise their redemption or appraisal rights, the percentage of TS Holdings common stock owned by the Sellers following the closing will increase. For example, if the maximum number of JWCAC shares is redeemed (5,500,000), then former JWCAC stockholders and the Sellers will hold approximately and 25% and 75%, respectively, of the issued and outstanding shares of TS Holdings common stock. Robert A. Rucker, the Chief Executive Officer of The Tile Shop, will hold approximately 18.5% of the issued and outstanding shares of TS Holdings common stock, assuming no JWCAC shares are redeemed, and 19.9%, assuming the maximum number of JWCAC shares are redeemed.

Q. What conditions must be satisfied to complete the Business Combination?

A.

There are a number of closing conditions in the Contribution and Merger Agreement, including that (i) the SEC has declared effective TS Holdings’ registration statement of which this proxy statement/prospectus is a part and (ii) JWCAC’s stockholders have adopted the Contribution and Merger Agreement and approved the transactions contemplated thereby, including the Business Combination.

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, see the section entitled “Proposals to be Considered by JWCAC Stockholders — The Business Combination Proposal — The Contribution and Merger Agreement” beginning on page 77.

Q. What are my U.S. federal income tax consequences as a result of the Business Combination?

A.

It is anticipated that the Merger, in combination with the Contribution, will constitute a tax-deferred transaction pursuant to Section 351 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, and U.S. stockholders generally will not recognize gain or loss for U.S. federal income tax purposes as a result of the exchange of their JWCAC common stock for TS Holdings common stock.

You are strongly urged to consult with a tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences of the Business Combination to you. See the section entitled “Material U.S. Federal Income Tax Considerations to JWCAC’s Stockholders” beginning on page 89.

Q. What happens if I sell my shares of JWCAC common stock before the special meeting?

A.

The record date for the special meeting is earlier than the date that the Business Combination is expected to be completed. If you transfer your shares of JWCAC common stock after the record date, but before the special meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the special meeting, but will have transferred the right to receive the merger consideration in the Merger. In order to receive the merger consideration, you must hold your shares through completion of the Business Combination.

Q. What happens if I sell my shares of JWCAC common stock after the special meeting, but before the consummation of the Merger?

A.

If you transfer your shares of JWCAC common stock after the special meeting, but before the consummation of the Merger, you will have transferred the right to receive merger consideration in the Merger. In order to receive the merger consideration, you must hold your shares of JWCAC common stock through completion of the Merger.

Q. Why is JWCAC proposing the Charter Amendment Proposal?

A.

JWCAC’s charter currently provides that it must have consummated a business combination by August 23, 2012, or else cease operations and redeem its public shares. Because this date is so close to the date of the special meeting, JWCAC has deemed it advisable to seek to postpone this date to August 30, 2012 in order to provide additional time to close the Business Combination. If the requisite stockholder approval is received for the Business Combination Proposal and the Charter Amendment Proposal, the amendment to JWCAC’s amended and restated certificate of incorporation will be filed with the Delaware Secretary of State immediately after such approval.

Q. What vote is required to approve the proposals presented at the special meeting of stockholders?

A.

The Business Combination Proposal requires the affirmative vote of a majority of the shares of JWCAC common stock entitled to vote at the special meeting of stockholders (7,267,443 shares). The Charter Amendment Proposal requires the affirmative vote of 65% of the shares of JWCAC common stock entitled to vote at the special meeting of stockholders (9,447,675 shares). Accordingly, a JWCAC stockholder’s failure to vote by proxy or to vote in person at the special meeting, an abstention from voting, or the failure of a JWCAC stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee will have the same effect as a vote “AGAINST” the Business Combination Proposal and the Charter Amendment Proposal.

The approval of Adjournment Proposal requires the affirmative vote of the holders of a majority of the shares of JWCAC common stock represented in person or by proxy and entitled to vote thereon at the special meeting of stockholders. Accordingly, abstentions will have the same effect as a vote “AGAINST” the Adjournment Proposal, while the failure of a JWCAC stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee and shares not in attendance at the special meeting will have no effect on the outcome of any vote on the Adjournment Proposal.

No vote of the holders of any warrants issued by JWCAC is necessary to adopt the Contribution and Merger Agreement and to approve the Business Combination, and JWCAC is not asking the warrant holders to vote on the Business Combination Proposal or any other proposal being considered at the special meeting.

Q. How many votes do I have?

A.

JWCAC stockholders are entitled to one vote at the special meeting for each share of JWCAC common stock held of record as of the record date. As of the close of business on the record date, there were 14,534,884 outstanding shares of JWCAC common stock.

Q. What constitutes a quorum?

A.

Holders of a majority in voting power of the JWCAC common stock issued and outstanding and entitled to vote at the special meeting, present in person or represented by proxy, constitute a quorum. In the absence of a quorum, a majority of the JWCAC stockholders, present in person or represented by proxy, will have power to adjourn the special meeting. As of the record date for the special meeting, 7,267,443 shares of JWCAC common stock would be required to achieve a quorum.

Q. How will JWCAC’s directors and officers vote?

A.

In connection with JWCAC’s initial public offering, JWCAC and Citigroup Global Markets, the representative of the underwriters of the initial public offering, entered into agreements with each of the JWCAC founders, pursuant to which each JWCAC founder agreed to (i) vote his, her or its founder shares, with respect to the Business Combination Proposal, in accordance with the majority of the votes cast on that proposal by the JWCAC’s public stockholders, and (ii) vote any shares acquired during and after the initial public offering in favor of the Business Combination Proposal. The JWCAC founders have not purchased any shares during or after JWCAC’s initial public offering. Currently, JWCAC’s Sponsor and independent directors own approximately 14% of JWCAC’s outstanding shares of common stock, consisting of all of the founder shares. See the section entitled “Summary of the Proxy Statement/ Prospectus — The Special Meeting of Stockholders — Vote of JWCAC Founders” beginning on page 26 for additional information.

Q. What interests do JWCAC’s current officers and directors have in the Business Combination?	A. JWCAC’s directors and executive officers may have interests in the Business Combination that are different from, or in addition to or in conflict with, yours. These interests include:
• the continued right of the JWCAC founders to hold common stock in TS Holdings following conversion of the JWCAC common stock, subject to the lock-up agreements;

• the continued right of the JWCAC founders to hold sponsor warrants to purchase shares of TS Holdings common stock;
• the sale of public warrants to the Sellers pursuant to the terms of the Contribution and Merger Agreement;
• the retention of two officers of JWCAC as directors of TS Holdings; and

    •

the continued indemnification of current directors and officers of JWCAC under the Contribution and Merger Agreement and the continuation of directors’ and officers’ liability insurance after the Business Combination.

These interests may influence the JWCAC directors in making their recommendation that you vote in favor of the approval of the Business Combination and the adoption of the Contribution and Merger Agreement and the approval of the other transactions described in this proxy statement/prospectus.

Q. What happens if I vote against the Business Combination Proposal?

A.

If the Business Combination Proposal is not approved and JWCAC does not consummate a business combination by August 23, 2012 (or August 30 if the Charter Amendment Proposal is approved), JWCAC will be required to dissolve and liquidate.

Q. Do I have redemption rights?

A.

If you are a holder of public shares, you may redeem your public shares for cash equal to their pro rata share of the aggregate amount on deposit in the trust account which holds the proceeds of JWCAC’s initial public offering as of two business days prior to the consummation of the Business Combination, less franchise and income taxes payable, upon the consummation of the Business Combination. A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming his, her or its shares with respect to more than an aggregate of 10% of the public shares. JWCAC founders have agreed to waive their redemption rights with respect to their founder shares and any other shares they may hold in connection with the consummation of the Business Combination, and the founder shares will be excluded from the pro rata calculation used to determine the per-share redemption price. For illustrative purposes, based on funds in the trust account of approximately $125.0 million on June 30, 2012, the estimated per share redemption price would have been approximately $10.00.

Q. Will how I vote affect my ability to exercise redemption rights?	A. No. You may exercise your redemption rights whether you vote your shares of JWCAC common stock for or against the Business Combination Proposal.
Q. How do I exercise my redemption rights?

A.

In order to exercise your redemption rights, you must, prior to 4:30 p.m. Eastern time on August 14, 2012 (two business days before the special meeting), (i) submit a written request to JWCAC’s transfer agent that JWCAC redeem your public shares for cash, and (ii) deliver your stock to JWCAC’s transfer agent physically or electronically through Depository Trust Company, or DTC. The address of Continental Stock Transfer & Trust Company, JWCAC’s transfer agent, is listed on page 60.

Any demand for redemption, once made, may be withdrawn at any time until the vote is taken with respect to the Business Combination Proposal at the special meeting of stockholders. If you delivered your shares for redemption to JWCAC’s transfer agent and decide prior to the special meeting of stockholders not to exercise your redemption rights, you may request that JWCAC’s transfer agent return the shares (physically or electronically). You may make such request by contacting JWCAC’s transfer agent at the phone number or address listed on page 60.

Q. What are the federal income tax consequences of exercising my redemption rights?

A.

JWCAC stockholders who exercise their redemption rights to receive cash from the trust account in exchange for their shares of JWCAC common stock generally will be required to treat the transaction as a sale of such shares and recognize gain or loss upon the redemption in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the shares of JWCAC common stock redeemed. Such gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. A stockholder’s tax basis in his, her or its shares of JWCAC common stock generally will equal the cost of such shares. A stockholder who purchased JWCAC units will have to allocate the cost between the share of common stock and the warrant comprising each unit based on their relative fair market values at the time of the purchase. See the section entitled “Material U.S. Federal Income Tax Considerations to JWCAC’s Stockholders” beginning on page 89.

Q. If I am a JWCAC warrantholder, can I exercise redemption rights with respect to my warrants?	A. No. There are no redemption rights with respect to JWCAC’s warrants.
Q. Do I have appraisal rights if I object to the proposed Business Combination?

A.

JWCAC stockholders have appraisal rights in connection with the Merger. As such, holders of shares of JWCAC common stock who do not vote in favor of the Business Combination Proposal and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL. Holders of public shares electing to exercise redemption rights will not be entitled to appraisal rights. For additional information, including the procedures for properly demanding appraisal, see the section entitled “Special Meeting of JWCAC Stockholders — Appraisal Rights” beginning on page 60. In order to avoid the time and potential cost of the share appraisal process which follows the exercise of dissenters’ rights, JWCAC stockholders may choose instead to exercise their redemption rights, as described above.

Q. What happens to the funds deposited in the trust account upon consummation of the Business Combination?

A.

If the Business Combination is consummated, the funds held in the trust account will be released (i) to pay JWCAC stockholders who properly exercise their redemption rights, (ii) to make a cash payment to the Sellers in partial consideration of their contribution to TS Holdings, (iii) to pay $5.0 million in deferred underwriting compensation to the underwriters of JWCAC’s initial public offering and advisory fees to other persons, (iv) to pay J.W. Childs Associates L.P. amounts owed for unpaid rent and unreimbursed administrative expenses incurred on behalf of JWCAC in connection with the Business Combination and general administrative expenses, not to exceed $500,000, (v) to pay third parties (e.g. professional advisors, printers and consultants) who have rendered services to JWCAC, the Sellers, The Tile Shop, and TS Holdings in connection with the Business Combination, and (vi) to pay the aggregate purchase price payable by JWCAC for public warrants it may agree to purchase pursuant to the terms of the Contribution and Merger Agreement, with the balance to be used for working capital purposes. The first $15 million of redemption payments to holders of public shares would reduce the working capital of TS Holdings following the closing by a corresponding amount.

Q. What happens if the Business Combination is not consummated or is terminated?

A.

There are certain circumstances under which JWCAC and the Sellers may terminate the Contribution and Merger Agreement. See the section entitled “Proposals to be Considered by JWCAC Stockholders — The Business Combination Proposal — The Contribution and Merger Agreement — Termination” beginning on page 83 for additional information regarding the parties’ specific termination rights. If the Business Combination is not completed by August 23, 2012 (or August 30, 2012 if the Charter Amendment Proposal is approved), JWCAC’s corporate existence will automatically terminate in accordance with its amended and restated certificate of incorporation and JWCAC will thereafter dissolve and liquidate. In any liquidation of JWCAC, the aggregate amount then on deposit in the trust account, including interest but net of franchise and income taxes payable (less up to $100,000 of such net interest to pay dissolution expenses), will be distributed pro rata to the holders of the public shares.

JWCAC warrantholders have no right to receive funds held in the trust account with respect to the warrants they hold. If the Business Combination is not completed by August 23, 2012 (or August 30, 2012 if the Charter Amendment Proposal is approved), JWCAC will be required to dissolve and liquidate and the JWCAC warrants will expire worthless.

Holders of JWCAC’s founder shares have waived any right to any liquidation distribution with respect to those shares.
Q. When is the Business Combination expected to be completed?

A.

It is currently anticipated that the Business Combination will be consummated promptly following the special meeting of stockholders to be held on August 16, 2012, provided that all other conditions to the consummation of the Business Combination have been satisfied or waived.

For a description of the conditions for the completion of the Business Combination, see the section entitled “Proposals to be Considered by JWCAC Stockholders — The Business Combination Proposal — The Contribution and Merger Agreement — Conditions to Closing of the Business Combination” beginning on page 79.

Q. What do I need to do now?

A.

You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q. How do I vote?

A.

If you were a holder of record of JWCAC common stock on July 23, 2012, the record date for the special meeting of stockholders, you may vote with respect to the applicable proposals in person at the special meeting of stockholders, or by (1) calling the toll-free number specified on the enclosed proxy card and following the instructions when prompted, (2) accessing the internet website specified on the enclosed proxy card and following the instructions provided to you, or (3) completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the special meeting of stockholders and vote in person, obtain a proxy from your broker, bank or nominee.

Q. What will happen if I abstain from voting or fail to vote at the special meeting of stockholders?

A.

JWCAC will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present.

For purposes of approval, an abstention or failure to vote on the Business Combination will have the same effect as a vote “AGAINST” the proposal but will not be sufficient to enable you to have your shares redeemed for a pro rata portion of the trust account. In order to exercise your redemption rights, you must submit a request in writing to JWCAC’s transfer agent at the address listed on page 18, and deliver your shares to JWCAC’s transfer agent physically or electronically through DTC prior to the special meeting of stockholders as described herein.

Q. What will happen if I sign and return my proxy card without indicating how I wish to vote?	A. Signed and dated proxies received by JWCAC without an indication of how the stockholder intends to vote on a proposal will be voted in favor of each proposal presented to the stockholders.

Q. If I am not going to attend the special meeting of stockholders in person, should I return my proxy card instead?

A.

Yes. Whether you plan to attend the special meeting of stockholders or not, please read the enclosed proxy statement/prospectus carefully, and vote your shares by one of the following methods: (1) call the toll-free number specified on the enclosed proxy card and follow the instructions when prompted, (2) access the internet website specified on the enclosed proxy card and follow the instructions provided to you, or (3) complete, sign, date and return the enclosed proxy card in the postage-paid envelope provided.

Q. If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A.

No. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. JWCAC believes the proposals presented to the stockholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. If you do not provide instructions with your proxy, your bank, broker, or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank, broker, or nominee is not voting your shares is referred to as a “broker non-vote.” Broker non-votes will be counted for the purpose of determining the existence of a quorum, but will not count for purposes of determining the number of votes cast at the special meeting of stockholders. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q. May I change my vote after I have mailed my signed proxy card?

A.

Yes. You may change your vote by sending a later-dated, signed proxy card to JWCAC’s secretary at the address listed on page 18 so that it is received by JWCAC’s secretary prior to the special meeting of stockholders or attend the special meeting of stockholders in person and vote. You also may revoke your proxy by sending a notice of revocation to JWCAC’s secretary, which must be received by JWCAC’s secretary prior to the special meeting of stockholders.

Q. What should I do if I receive more than one set of voting materials?

A.

You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your JWCAC shares.

Q. What should I do with my unit or stock certificates?

A.

If you are not a holder of public shares electing redemption, you should keep your unit or stock certificates at this time. Prior to the closing of the Business Combination, JWCAC’s outstanding units will automatically separate into their component shares of common stock and warrants, each of which will be treated in the Merger as described above. After the Business Combination is completed, JWCAC stockholders holding JWCAC common stock certificates will receive from TS Holdings’ exchange agent a letter of transmittal and instructions on how to obtain the JWCAC merger consideration.

Each holder of record of one or more book entry shares of JWCAC common stock whose shares will be converted into the right to receive the JWCAC merger consideration will automatically, upon the effective time of the Merger, be entitled to receive, and TS Holdings will cause its transfer agent to deliver to such holder as promptly as practicable after the effective time, the TS Holdings common stock to which such holder is entitled. Holders of book entry shares will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent in order to receive the JWCAC merger consideration.

Q. Who can help answer my questions?	A. If you have questions about the proposals or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:

Jeffrey J. Teschke, Secretary
JWC Acquisition Corp.
Bay Colony Corporate Center — North Entrance
1000 Winter Street — Suite 4300
Waltham, Massachusetts 02451
Tel: (617) 753-1100
Email: jteschke@jwchilds.com

You may also contact JWCAC’s proxy solicitor, at:

Morrow & Co., LLC 470 West Avenue — 3rd Floor Stamford, Connecticut 06902 Tel: (800) 662-5200
To obtain timely delivery, JWCAC stockholders must request the materials no later than five business days prior to the special meeting.

You may also obtain additional information about JWCAC from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 185.

If you intend to seek redemption of your public shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to JWCAC’s transfer agent prior to the special meeting of stockholders. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Mark Zimkind Continental Stock Transfer & Trust Company 17 Battery Place New York, New York 10004 Tel: (212) 845-3287 E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Business Combination and the proposals to be considered at the special meeting, you should read this entire proxy statement/prospectus carefully, including the annexes. See also the section entitled “Where You Can Find More Information” beginning on page 185.

Unless otherwise specified, all share calculations assume no exercise of redemption or appraisal rights by JWCAC stockholders.

This proxy statement/prospectus is:

•	a proxy statement of JWCAC for use in the solicitation of proxies for its special meeting of stockholders; and
•	a prospectus of TS Holdings relating to the issuance of shares of TS Holdings common stock to JWCAC’s common stockholders.

THE STOCKHOLDER PROPOSALS

THE BUSINESS COMBINATION PROPOSAL (Page 65)

The Parties

JWCAC

JWC Acquisition Corp., which we refer to as JWCAC, is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination involving JWCAC and one or more businesses. JWCAC is a Delaware corporation formed in 2010.

Under JWCAC’s amended and restated certificate of incorporation, if JWCAC is unable to complete a business combination by August 23, 2012 (or August 30, 2012 if the Charter Amendment Proposal is approved), it must (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, subject to lawfully available funds therefor, redeem 100% of its public shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the trust account which holds the proceeds of JWCAC’s initial public offering, including interest but net of franchise and income taxes payable (less up to $100,000 of such net interest to pay dissolution expenses), by (B) the total number of then outstanding public shares, which redemption will completely extinguish rights of the public stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and subject to the requirement that any refund of income taxes that were paid from the trust account which is received after the redemption shall be distributed to the former public stockholders, and (iii) as promptly as reasonably possible following such redemptions, subject to the approval of the remaining stockholders and JWCAC’s board of directors in accordance with applicable law, dissolve and liquidate, subject in each case to JWCAC’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

In the event of JWCAC’s liquidation, the JWCAC warrants will expire worthless.

JWCAC’s common stock, units, and warrants are currently traded on the Over-the-Counter Bulletin Board, or the OTCBB, under the symbols JWCA, JWCAU, and JWCAW, respectively.

The mailing address of JWCAC’s principal executive office is Bay Colony Corporate Center — North Entrance, 1000 Winter Street — Suite 4300, Waltham, Massachusetts 02451 and its telephone number is (617) 753-1100.

The Tile Shop

The Tile Shop, LLC, which we refer to as The Tile Shop, is a specialty retailer of manufactured and natural stone tiles, setting and maintenance materials, and related accessories in the United States. The Tile Shop offers a wide selection of products, attractive prices, and exceptional customer service in an extensive showroom setting. The Tile Shop sells over 4,000 products from around the world, including ceramic, porcelain, glass, and stainless steel manufactured tiles, and marble, granite, quartz, sandstone, travertine, slate, and onyx natural tiles, primarily under its proprietary Rush River, Fired Earth, and Superior brand names. The Tile Shop purchases its tile products and accessories directly from producers and manufactures its own setting and maintenance materials, such as thinset, grout, and sealers. The Tile Shop operates 61 stores in 20 states, with an average footprint of 23,000 square feet. The Tile Shop is a Delaware limited liability company formed in 2002 as the successor to TS Inc., which was incorporated in 1984 by The Tile Shop’s president and chief executive officer, Robert Rucker.

The mailing address of The Tile Shop’s principal executive office is 14000 Carlson Parkway, Plymouth, Minnesota 55441, and its telephone number is (763) 852-2901.

TS Holdings

Tile Shop Holdings, Inc., which we refer to as TS Holdings, is a Delaware corporation and wholly-owned subsidiary of The Tile Shop formed in 2012 by The Tile Shop to consummate the Business Combination. Following the Business Combination, TS Holdings will own directly or indirectly all of the equity in The Tile Shop and JWCAC.

TS Holdings has applied to list its common stock on the Nasdaq Stock Market under the symbol “TTS.”

TS Holdings expects that the warrants will continue to trade on the OTCBB under the symbol “TTSW” following the Business Combination.

The mailing address of TS Holdings’ principal executive office is 14000 Carlson Parkway, Plymouth, Minnesota 55441, and its telephone number is (763) 852-2901.

Merger Sub

Tile Shop Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of TS Holdings, was formed in 2012 by TS Holdings to consummate the Merger. In the Merger, Merger Sub will merge with and into JWCAC and Merger Sub will cease to exist.

The mailing address of Merger Sub’s principal executive office is 14000 Carlson Parkway, Plymouth, Minnesota 55441, and its telephone number is (763) 852-2901.

The Business Combination (Page 65)

The Contribution and Merger Agreement provides for the Business Combination of JWCAC and The Tile Shop under TS Holdings. The Contribution and Merger Agreement is attached as Annex A to this proxy statement/prospectus. You are encouraged to read the Contribution and Merger Agreement in its entirety. Pursuant to the terms of the Contribution and Merger Agreement:

•	The Sellers other than Nabron will contribute their membership interests in The Tile Shop to TS Holdings, and Nabron will contribute its membership interest in ILTS to TS Holdings, in exchange for approximately $464.7 million (on a pro forma basis as of June 30, 2012), consisting of (i) a cash payment of $100,000,000 (the “Cash Consideration”), (ii) 29,500,000 shares of TS Holdings common stock valued at $295,000,000 (the “Stock Consideration”), and (iii) promissory notes issued by TS Holdings in the aggregate principal amount of $80,000,000, less approximately $4.3 million of indebtedness (including capitalized lease obligations) and approximately $6.0 million of deferred compensation costs of The Tile Shop at closing (the “Promissory Notes”). The Promissory Notes will have a three year term, be subject to pre-payment at any time without penalty, and bear interest at a rate of 4% per annum, payable quarterly. Upon the issuance of senior indebtedness where the proceeds of such indebtedness are used to repay not less than 50% of the aggregate principal amount of the Promissory Notes, the term of the Promissory Notes will be extended to the date 180 days following the term of such senior indebtedness and the interest rate on the outstanding principal amount of the Promissory Notes will increase to 10% per annum. If the Promissory Notes have not been repaid by TS Holdings in full by the third anniversary of the consummation of the Business Combination, up to an aggregate of $20,000,000 of the then-outstanding principal amount of the Promissory Notes will be convertible into shares of TS Holdings common stock at a conversion price of $10.00 per share.

This component of the Business Combination is referred to as the Contribution.

•	The Cash Consideration, the Stock Consideration, and the Promissory Notes are each subject to the following adjustments at closing pursuant to the terms of the Contribution and Merger Agreement:
(1)	If JWCAC stockholders exercise their rights to redeem greater than 1,500,000 shares for cash equal to their pro rata share of the aggregate amount on deposit in trust account, then (a) the Stock Consideration will be increased by the number of shares of TS Holdings common stock equal to the number of shares redeemed in excess of 1,500,000, up to a maximum increase of 2,500,000 shares and (b) the Cash Consideration will be reduced by the number of such increase in the Stock Consideration multiplied by $10.00.
(2)	The aggregate principal amount of the Promissory Notes will be reduced by (x) indebtedness (including capitalized lease obligations) of The Tile Shop and its subsidiaries of approximately $4.3 million at June 30, 2012 and (y) deferred compensation due to certain current and former employees of The Tile Shop under an incentive plan to be terminated immediately prior to closing of approximately $6.0 million at June 30, 2012.
(3)	In the event that certain specified transaction expenses are less than $3,575,000, then the Stock Consideration will be increased by the number of shares equal to the amount of such deficiency divided by 10.
(4)	In the event that JWCAC has entered into agreements to purchase public warrants with the consent of the Sellers’ representative then (i) the Stock Consideration will be increased by the number of shares equal to the amount paid for such public warrants divided by 10, and (ii) the Cash Consideration will be reduced by the aggregate amount of the price paid for such public warrants. The maximum number of public warrants that could be purchased by JWCAC is 8,033,115, consisting of all of the public warrants not currently held by JWC Warrant Holdings, LLC. The purchase price for any acquired public warrants will be determined in privately negotiated transactions and JWCAC cannot at this time estimate the ultimate purchase price for these warrants. Assuming for illustrative purposes that public warrants were purchased for an aggregate purchase price of $5.0 million, then the Cash Consideration would be reduced by $5.0 million and the Stock Consideration would be increased by 500,000 shares.
(5)	No additional shares of TS Holdings common stock will be issued to TS, Inc. (and the amount of Cash Consideration to be received by TS, Inc. will not be reduced) under the foregoing adjustments to the extent such issuance would result in TS Holdings being unable, for federal income tax purposes, to amortize certain intangible assets after the closing. Any such shares of TS Holdings common stock that would have otherwise have been allocated to TS, Inc. will instead be issued to the other Sellers with a corresponding reduction of any Cash Consideration that such other Sellers would have received and a corresponding increase in the Cash Consideration that TS, Inc. would have received.
(6)	If the number of shares of JWCAC common stock properly tendered for redemption exceeds 4,000,000 shares, certain members of the Sponsor have agreed to purchase up to 1,500,000 shares of TS Holdings common stock from TS Holdings in a private placement, at a purchase price of $10.00 per share, in order to provide funds for the redemption of such tendered shares. It is a condition to closing under the Contribution and Merger Agreement that holders of no more than 5,500,000 shares of JWCAC common stock exercise their redemption rights.
•	Concurrently with the Contribution, Merger Sub will merge with and into JWCAC, with JWCAC surviving, and (i) each outstanding share of JWCAC common stock will be exchanged for one share of TS Holdings common stock and (ii) each outstanding JWCAC warrant which is currently exercisable for one share of JWCAC common stock will be exercisable for one share of TS Holdings common stock. Prior to the closing, each outstanding unit of JWCAC will be separated into its component common stock and warrant, each of which will be treated as described above. This component of the Business Combination is referred to as the Merger.

The Contribution and the Merger are referred to collectively as the Business Combination. As a result of the Business Combination, TS Holdings will own directly or indirectly all of the equity in The Tile Shop and JWCAC. It is anticipated that former JWCAC stockholders, on the one hand, and the Sellers, on the other hand, will hold approximately 33% and 67%, respectively, of the issued and outstanding shares of common stock of TS Holdings immediately following the closing, assuming that no JWCAC stockholders exercise their redemption or appraisal rights, as described below. In the event that JWCAC stockholders exercise their redemption or appraisal rights, the percentage of TS Holdings common stock owned by the Sellers following the closing will increase. For example, if the maximum number of JWCAC shares is redeemed (5,500,000), then former JWCAC stockholders and the Sellers will hold approximately 25% and 75%, respectively, of the issued and outstanding shares of TS Holdings. Robert A. Rucker, the Chief Executive Officer of The Tile Shop, will hold approximately 18.5% of the issued and outstanding shares of TS Holdings common stock assuming no shares of JWCAC common stock are redeemed, and 19.9% of the issued and outstanding shares, assuming the maximum number of shares of JWCAC common stock are redeemed.

The parties to the Contribution and Merger Agreement intend to consummate the Business Combination as promptly as practicable after the special meeting of stockholders, provided that:

•	the SEC has declared effective TS Holdings’ registration statement of which this proxy statement/prospectus is a part;
•	JWCAC’s stockholders have adopted the Contribution and Merger Agreement and approved the transactions contemplated thereby, including the Business Combination; and
•	the other conditions specified in the Contribution and Merger Agreement have been satisfied or waived.

For more information, see the section entitled “Proposals to be Considered by JWCAC Stockholders —  The Business Combination Proposal — The Contribution and Merger Agreement” beginning on page 77. The Contribution and Merger Agreement is included as Annex A to this proxy statement/prospectus. You are encouraged to read the Contribution and Merger Agreement in its entirety.

Consideration to Sellers

The following table sets forth the amount of Cash Consideration, Stock Consideration and Promissory Notes to be issued and paid to the Sellers as well as the percentage of issued and outstanding shares of TS Holdings common stock that will be held by the Sellers and the existing JWCAC stockholders (on a pro forma basis as of June 30, 2012) assuming that no shares of JWCAC common stock are redeemed and that the maximum number of shares of JWCAC common stock are redeemed. The following table does not reflect any adjustments in the event that transaction expenses are less than $3,575,000 or if JWCAC purchases public warrants through privately negotiated transactions, neither of which, JWCAC and TS Holdings believe, would have a material effect on the information presented.

	No redemption	Maximum redemption
Consideration
Cash Consideration	$100,000,000	$75,000,000
Stock Consideration(1)	295,000,000	320,000,000
Promissory Notes(2)	69,703,541	69,703,541
Total	$464,703,541	$464,703,541
Settlement of distribution payable and dividend paid to The Tile Shop members	$16,917,963	$16,917,963
Redemption of JWCAC shares	$—	$(55,000,000)
Additional shares purchased by members of JWCAC’s Sponsor	$—	$15,000,000
Shares
Shares issuable to The Tile Shop members	29,500,000	32,000,000
Shares issuable to JWCAC’s shareholders	14,534,884	9,034,884
Additional shares issuable to members of JWCAC’s Sponsor	—	1,500,000
Total(3)	44,034,884	42,534,884
Ownership interest of former members of The Tile Shop (in %)	66.99%	75.23%
Ownership interest of former shareholders of JWCAC (in %)	33.01%	24.77%

(1)	Assumes a value of $10.00 per share for each share of TS Holdings common stock to be received by the Sellers in the Business Combination.
(2)	As of June 30, 2012 the amount of Promissory Notes estimated to be issued were calculated as follows:

Initial principal amount	$80,000,000
Less: indebtedness (including capitalized lease obligations)	4,306,989
Less: deferred compensation costs	5,989,470
Net promissory notes issued	$69,703,541
(3)	The reconciliation of shares issued under the no redemption option to maximum redemption option is as follows:

Total number of shares issuable under no redemption option	44,034,884
Less: maximum number of shares of JWCAC that may be redeemed	5,500,000
Plus: additional shares issuable to members of The Tile Shop	2,500,000
Plus: additional shares issuable to members of JWCAC’s Sponsor	1,500,000
Total number of shares issuable under maximum redemption option	42,534,884

Board of Directors of TS Holdings (Page 83)

Under the Contribution and Merger Agreement, upon the closing of the Business Combination, The Tile Shop and the board of directors of TS Holdings will cause the directors of TS Holdings to be William Watts (Chairman), Robert Rucker, Peter Jacullo, Todd Krasnow, Peter Kamin, and Adam Suttin, with Messrs. Jacullo and Suttin serving in the class whose term will expire immediately prior to the TS Holdings annual stockholders meeting in 2013, Messrs. Kamin and Krasnow serving in the class whose term will expire immediately prior to the TS Holdings annual stockholders meeting in 2014, and Messrs. Rucker and Watts serving in the class whose term will expire immediately prior to the TS Holdings annual stockholders meeting in 2015. See the section entitled “TS Holdings Management After the Business Combination” beginning on page 133 for more information.

Tax Considerations (Page 89)

The Merger, in combination with the Contribution, is intended to qualify as an exchange by JWCAC’s stockholders of their common stock for common stock of TS Holdings that will be governed by Section 351 of the Internal Revenue Code. Assuming the Merger so qualifies, neither JWCAC nor the JWCAC stockholders will recognize gain or loss on the Business Combination.

A JWCAC stockholder will have an aggregate tax basis in the TS Holdings common stock received in the Merger equal to the tax basis of property surrendered in exchange for TS Holdings common stock. The stockholder’s holding period with respect to TS Holdings common stock will include the holding period of the property exchanged for TS Holdings common stock.

For a description of the material federal income tax consequences of the Business Combination, see the section entitled “Proposals to be Considered by JWCAC Stockholders — Material U.S. Federal Income Tax Considerations to JWCAC’s Stockholders” beginning on page 89.

Anticipated Accounting Treatment (Page 94)

The Tile Shop is considered to be the acquirer for accounting purposes because it will obtain effective control of JWCAC. The Tile Shop does not have a change in control since The Tile Shop’s operations will comprise the ongoing operations of the combined entity, its senior management will serve as the senior management of the combined entity, and its former equity owners will own a majority voting interest in the combined entity and be able to elect a majority of the combined entity’s board of directors. Accordingly, the Business Combination does not constitute the acquisition of a business for purposes of Financial Accounting Standards Board’s Accounting Standard Codification 805, “Business Combinations,” or ASC 805. As a result, the assets and liabilities of The Tile Shop and JWCAC will be carried at historical cost and TS Holdings will not record any step-up in basis or any intangible assets or goodwill as a result of the Business Combination. All direct costs of the Business Combination will be offset to additional paid-in capital.

Redemption Rights (Pages 59 and 76)

Pursuant to JWCAC’s amended and restated certificate of incorporation, holders of public shares may elect to have their shares redeemed for cash by JWCAC at the applicable redemption price per share calculated in accordance with JWCAC’s amended and restated certificate of incorporation. As of the record date, this would have amounted to approximately $10.00 per share. If a holder exercises his or her redemption rights, then such holder will be exchanging its shares of JWCAC common stock for cash and will no longer own shares of JWCAC or be entitled to receive common stock of TS Holdings in connection with the Business Combination. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to JWCAC’s transfer agent prior to the special meeting of stockholders. It is a condition to closing under the Contribution and Merger Agreement that holders of no more than 5,500,000 shares of JWCAC common stock exercise their redemption rights. If the number of shares of JWCAC common stock properly tendered for redemption exceeds 4,000,000 shares, certain members of the Sponsor have agreed to purchase up to 1,500,000 shares of TS Holdings common stock from TS Holdings in a private placement, at a purchase price of $10.00 per share, in order to provide funds for the redemption of such tendered shares. See the section entitled “Special Meeting of JWCAC Stockholders — Redemption Rights” beginning on page 59 for the procedures to be followed if you wish to redeem your shares for cash.

Appraisal Rights (Pages 60 and 184)

Pursuant to Section 262 of the DGCL, appraisal rights will be available to JWCAC stockholders. As such, the shares of JWCAC common stock outstanding immediately prior to the effective time of the Business Combination and held by a holder who has not voted in favor of the Business Combination Proposal and who has delivered a written demand for appraisal of such shares in accordance with Section 262 of the DGCL, will not be converted into the right to receive common stock of TS Holdings, but such holder will be entitled to seek an appraisal of such shares under the DGCL unless and until the dissenting holder fails to perfect or withdraws or otherwise loses his or her right to appraisal and payment under the DGCL. If, after the effective time of the Business Combination, a dissenting stockholder fails to perfect or withdraws or loses his or her right to appraisal, his or her shares of JWCAC common stock will be treated as if they had been converted as of the effective time of the Business Combination into the right to receive common stock of TS Holdings. The full text of Section 262 of the DGCL is attached to this proxy statement/prospectus as Annex C.

Holders of public shares electing to exercise redemption rights will not be entitled to appraisal rights.

In JWCAC’s prospectus for its initial public offering, JWCAC identified general criteria that it believed would be important in evaluating prospective target businesses. In considering the Business Combination, JWCAC’s board concluded that The Tile Shop met all of the criteria.

Comparison of Rights of Stockholders of JWCAC and TS Holdings (Page 171)

JWCAC and TS Holdings are incorporated under the laws of the State of Delaware. Upon consummation of the Business Combination, the stockholders of JWCAC will become stockholders of TS Holdings. TS Holdings’ certificate of incorporation differs from the certificate of incorporation governing the rights of the JWCAC stockholders. For a more complete description of the difference between the rights of the stockholders of JWCAC and the rights of stockholders of TS Holdings, see the section entitled “Comparison of Rights of Stockholders of JWCAC and TS Holdings” beginning on page 171.

Reasons for the Business Combination (Page 71)

JWCAC was organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. In particular, JWCAC has sought to focus on the consumer products and specialty retail sectors.

In particular, the board considered the following positive factors, although not weighted or in any order of significance:

•	Industry Leading Position. The combination of The Tile Shop’s retail customer experience, broad assortment of products at attractive prices, exceptional customer service and vertically integrated supply chain provides a strong competitive position for The Tile Shop relative to competitors such as big box retailers and smaller tile distributors.
•	Attractive Growth Profile. The Tile Shop has a long track record of increasing net sales and earnings in multiple economic cycles through a combination of opening new retail stores and same store sales growth. Given the positive attributes of the business model, the highly fragmented marketplace in which The Tile Shop operates and its strong competitive positioning, The Tile Shop should be able to continue to open new stores in existing and new geographies and also continue to increase sales in existing retail stores.
•	Attractive New Store Economics. The Tile Shop has historically generated attractive cash on cash returns of 40% on investment in new stores, based on average adjusted four-wall contribution (store level operating profit before pre-opening costs and depreciation and amortization) during the first three years of operation divided by net cash investment (gross capital expenditures (net of tenant improvements) and inventory). A typical new store requires a net cash investment of approximately $1.4 million and achieves year one sales and adjusted four-wall contribution of approximately $1.9 million and $0.4 million, respectively, and year three sales and adjusted four-wall contribution of approximately $2.5 million and $0.7 million, respectively.
•	Strong Free Cash Flow Potential. The Tile Shop’s business model generates substantial earnings and free cash flow which should enable it to execute its growth strategy with internally generated funds.
•	Experienced and Motivated Management Team. The Tile Shop’s management team has significant experience with the top three executives having been with The Tile Shop for more than two decades. In addition, The Tile Shop has a strong culture of commission-based selling in its retail stores, which results in a highly motivated organization.
•	Compelling Valuation. JWCAC management believes the valuation of the business combination represents a compelling valuation in comparison to publicly-traded specialty retailers.

Regulatory Matters (Page 94)

The Business Combination and the transactions contemplated by the Contribution and Merger Agreement are not subject to any additional federal or state regulatory requirements or approvals, except for the SEC declaring effective TS Holdings’ registration statement of which this proxy statement/prospectus is a part, and filings with the State of Delaware necessary to effectuate the Business Combination.

THE CHARTER AMENDMENT PROPOSAL (Page 104)

JWCAC’s amended and restated certificate of incorporation currently provides that it must have consummated a business combination by August 23, 2012, or else cease operations and redeem its public shares. As this date is so close to the date of the special meeting, JWCAC has deemed it advisable to seek to postpone this date to August 30, 2012 in order to provide additional time to close the Business Combination. If the requisite stockholder approval is received for the Business Combination Proposal and the Charter Amendment Proposal, an amendment to JWCAC’s amended and restated certificate of incorporation will be filed with the Delaware Secretary of State immediately after such approval. See the section entitled “Proposals to be Considered by JWCAC Stockholders — The Charter Amendment Proposal” beginning on page 104 for additional information.

THE ADJOURNMENT PROPOSAL (Page 105)

If, based on the tabulated vote, there are not sufficient votes at the time of the special meeting of stockholders to permit JWCAC to consummate the Business Combination (because the Business Combination Proposal or Charter Amendment Proposal is not approved by the requisite vote of holders of JWCAC common stock) the Adjournment Proposal allows JWCAC’s board of directors to adjourn the special meeting of stockholders to a later date or dates, if necessary, to permit further solicitation of proxies. See the section entitled “Proposals to be Considered by JWCAC Stockholders — The Adjournment Proposal” beginning on page 105 for additional information.

THE SPECIAL MEETING OF STOCKHOLDERS

Date, Time and Place of special meeting of stockholders (Page 57)

The special meeting of stockholders of JWCAC will be held at 10:00 a.m. Eastern time, on August 16, 2012, at the offices of McDermott Will & Emery LLP, 340 Madison Avenue, New York, New York, or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals.

Voting Power; Record Date (Page 57)

You will be entitled to vote or direct votes to be cast at the special meeting of stockholders if you owned shares of JWCAC common stock at the close of business on July 23, 2012, which is the record date for the special meeting of stockholders. You are entitled to one vote for each share of JWCAC common stock that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. JWCAC warrants do not have voting rights. On the record date, there were 14,534,884 shares of JWCAC common stock outstanding, of which 12,500,000 are public shares and 2,034,884 are founder shares held by the JWCAC founders which were acquired prior to the initial public offering.

Vote of JWCAC Founders (Page 57)

As of the record date for the special meeting, JWCAC’s Sponsor and independent directors owned an aggregate of approximately 14% of the outstanding shares of JWCAC common stock, consisting of 2,034,884 shares which were purchased prior to JWCAC’s initial public offering, constituting all of the founder shares. JWCAC founders have not purchased any shares during or after JWCAC’s initial public offering. Under the Contribution and Merger Agreement, prior to the closing, JWCAC has agreed not to repurchase in the open market or through privately negotiated transactions any shares of JWCAC’s common stock without the prior consent of the Sellers. If the Sellers consent, however, JWCAC may make such purchases. For a description of the circumstances under which such purchases may occur, please see the risk factor entitled “Activities taken by JWCAC and its affiliates to purchase, directly or indirectly, public shares will increase the likelihood of approval of the Business Combination Proposal and other proposals and may affect the market price of JWCAC’s securities during the buyback period.” on page 50.

In connection with the initial public offering, JWCAC and Citigroup Global Markets, the representative of the underwriters of the initial public offering, entered into agreements with each of the JWCAC founders pursuant to which the JWCAC founders agreed to (i) vote their shares acquired prior to JWCAC’s initial public offering in accordance with the vote of the majority in interest of all other JWCAC stockholders with respect to the Business Combination Proposal and (ii) vote their shares acquired during and after JWCAC’s initial public offering in favor of the Business Combination Proposal.

Quorum and Required Vote for Stockholder Proposals (Page 57)

A quorum of JWCAC stockholders is necessary to hold a valid meeting. A quorum will be present at the special meeting of stockholders if a majority of the common stock outstanding and entitled to vote at the special meeting of stockholders is represented in person or by proxy. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum.

The Business Combination Proposal requires the affirmative vote of a majority of the shares of JWCAC common stock entitled to vote at the special meeting of stockholders. The Charter Amendment Proposal requires the affirmative vote of 65% of the shares of JWCAC common stock entitled to vote at the special meeting of stockholders. Accordingly, a JWCAC stockholder’s failure to vote by proxy or to vote in person at the special meeting, an abstention from voting, or the failure of a JWCAC stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee will have the same effect as a vote “AGAINST” the Business Combination Proposal and Charter Amendment Proposal.

The approval of Adjournment Proposal requires the affirmative vote of the holders of a majority of the shares of JWCAC common stock represented in person or by proxy and entitled to vote thereon at the special meeting of stockholders. Accordingly, abstentions will have the same effect as a vote “AGAINST” the Adjournment Proposal, while the failure of a JWCAC stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee and shares not in attendance at the special meeting will have no effect on the outcome of any vote on the Adjournment Proposal.

Recommendation to JWCAC Stockholders (Page 58)

JWCAC’s board of directors believes that each of the Business Combination Proposal, the Charter Amendment Proposal, and the Adjournment Proposal to be presented at the special meeting of stockholders is in the best interests of JWCAC and its stockholders, and unanimously recommends that its stockholders vote “FOR” each of the proposals.

When you consider the recommendation of JWCAC’s board of directors in favor of approval of the Business Combination, you should keep in mind that JWCAC’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:

•	the continued right of the JWCAC founders to hold common stock in TS Holdings following conversion of the JWCAC common stock, subject to the lock-up agreements;
•	the continued right of the JWCAC founders to hold warrants to purchase shares of TS Holdings common stock;
•	the sale of public warrants to the Sellers pursuant to the terms of the Contribution and Merger Agreement;
•	the retention of two officers of JWCAC as directors of TS Holdings; and
•	the continued indemnification of current directors and officers of JWCAC under the Contribution and Merger Agreement and the continuation of directors’ and officers’ liability insurance after the Business Combination.

RISK FACTORS (Page 35)

In evaluating the proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the annexes, and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page 35.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF THE TILE SHOP

The following table sets forth selected historical financial information derived from (i) The Tile Shop’s unaudited financial statements included elsewhere in this proxy statement/prospectus as of and for the six months ended June 30, 2012 and 2011, (ii) The Tile Shop’s audited financial statements included elsewhere in this proxy statement/prospectus as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 and (iii) The Tile Shop’s audited financial statements not included in this report as of December 31, 2009, 2008 and 2007 and for the years ended December 31, 2008 and 2007. You should read the following selected financial data in conjunction with the section entitled “The Tile Shop’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

	As of June 30, or for the six months ended June 30,		As of December 31, or for the year ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Statement of Income Data
Net sales	$92,175	$77,931	$152,717	$135,340	$116,247	$118,960	$111,607
Cost of sales	24,828	20,425	40,321	36,124	31,706	34,001	33,588
Gross profit	67,347	57,506	112,396	99,216	84,541	84,959	78,019
Selling, general and administrative expenses	45,980	38,825	79,783	68,555	60,171	61,582	58,689
Income from operations	21,367	18,681	32,613	30,661	24,370	23,377	19,330
Other income (expense)	(154)	(171)	(520)	(343)	(472)	83	(409)
Provision for income taxes	424	425	733	609	675	724	461
Net income	$20,789	$18,085	$31,360	$29,709	$23,223	$22,736	$18,460
Earnings per unit	$0.54	$0.46	$0.80	$0.76	$0.59	$0.58	$0.47
Weighted average units outstanding	38,800	39,200	39,113	39,200	39,200	39,200	39,200
Balance Sheet Data
Cash and cash equivalents	$16,918	$16,329	$6,283	$14,117	$17,850	$3,631	$638
Inventories	41,787	42,883	43,744	35,358	26,342	28,046	22,891
Total assets	137,683	123,363	119,005	108,890	93,954	80,225	78,873
Total debt and capital lease obligations, including current maturities	4,307	5,057	4,853	5,582	4,574	5,035	5,562
Total members’ equity	86,416	77,319	75,147	69,437	62,000	49,586	39,084
Working capital	40,572	39,464	34,852	34,895	31,851	18,949	9,980
Cash Flow Data
Net cash provided by operating activities	$32,687	$20,259	$34,723	$32,461	$34,729	$25,156	$27,885
Net cash used in investing activities	(12,138)	(8,022)	(18,561)	(14,376)	(8,267)	(9,435)	(12,928)
Net cash used in financing activities	(9,915)	(10,025)	(23,994)	(21,819)	(12,243)	(12,728)	(14,330)
Other Selected Financial Data (unaudited)
Adjusted EBITDA (1)	$27,455	$23,339	$42,602	$38,472	$31,576	$30,818	$25,832
Adjusted EBITDA margin (1)	29.8%	29.9%	27.9%	28.4%	27.2%	25.9%	23.1%
Gross margin (2)	73.1%	73.8%	73.6%	73.3%	72.7%	71.4%	69.9%
Operating income margin (3)	23.2%	24.0%	21.4%	22.7%	21.0%	19.7%	17.3%
Same stores sales growth (4)	6.3%	6.7%	6.4%	11.4%	(4.6)%	(3.4)%	3.4%
Average ticket sales (5)	$260	$242	$249	$234	$227	$239	$233

(1)	The Tile Shop calculates Adjusted EBITDA by taking GAAP net income and adding interest expense, income taxes, depreciation and amortization, and stock-based compensation. Adjusted EBITDA margin is equal to Adjusted EBITDA divided by net sales. The Tile Shop believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to The Tile Shop’s financial condition and results of operations. The Tile Shop’s management uses these non-GAAP measures to compare the company’s performance to that of prior periods for trend analyses, for purposes of determining management incentive compensation, and for budgeting and planning purposes. These measures are used in monthly financial reports prepared for management and The Tile Shop’s board of managers. The Tile Shop believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the company’s financial measures with other specialty retailers, many of which present similar non-GAAP financial measures to investors.

Management of The Tile Shop does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in The Tile Shop’s consolidated financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. The Tile Shop urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures and not to rely on any single financial measure to evaluate The Tile Shop’s business.

	Six Months Ended		Years Ended December 31,
	June 30, 2012	June 30, 2011	2011	2010	2009	2008	2007
Net income	$20,789	$18,085	$31,360	$29,709	$23,223	$22,736	$18,460
Interest expense	176	199	443	467	545	592	972
Income taxes	424	425	733	609	675	724	461
Depreciation and amortization	4,793	4,037	8,651	7,237	7,013	6,506	5,789
Stock-based compensation	1,273	593	1,415	450	120	260	150
Adjusted EBITDA	$27,455	$23,339	$42,602	$38,472	$31,576	$30,818	$25,832
(2)	Gross margin is gross profit divided by net sales.
(3)	Operating income margin is income from operations divided by net sales.
(4)	Same store sales growth is the percentage change in sales of comparable stores period over period. A store is considered comparable on the first day of the 13th month of operation. Same store sales growth amounts include total charges to customers less any actual returns. The Tile Shop does not include estimated return provisions or sale allowances in the same store sales calculation, as return reserves are calculated on a consolidated level, and the analysis does not include website sales. Same store sales data reported by other companies may be prepared on a different basis and therefore may not be useful for purposes of comparing The Tile Shop’s results to those of other businesses.
(5)	Average ticket sales are net sales divided by the number of sales for the period.

SELECTED HISTORICAL FINANCIAL INFORMATION OF JWCAC

The following table sets forth selected historical financial information derived from JWCAC’s (i) unaudited financial statements included elsewhere in this proxy statement/prospectus as of June 30, 2012 and for the six months ended June 30, 2012 and 2011, and (ii) audited financial statements included elsewhere in this proxy statement/prospectus as of and for the year ended December 31, 2011 and for the period from July 22, 2010 (date of inception) through December 31, 2010. You should read the following selected financial data in conjunction with the section entitled “JWCAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

	As of June 30, 2012 or for the six months ended June 30, 2012	As of June 30, 2011 or for the six months ended June 30, 2011	As of December 31, 2011 or for the year ended December 31, 2011	As of December 31, 2010 or for the period July 22, 2010 (inception) to December 31, 2010
Statement of Operations Data:
Operating expenses:
Other general, administrative and transaction expenses	$941,264	$297,555	$636,726	$50,341
Loss from operations before other income and income tax expense	(941,264)	(297,555)	(636,726)	(50,341)
Other income (expense):
Interest income	119,744	64,970	157,297	16,373
Loss before income tax expense	(821,520)	(232,585)	(479,429)	(33,968)
Income tax expense	—	—	—	—
Net loss	$(821,520)	$(232,585)	$(479,429)	$(33,968)
Loss per common share:
Basic and diluted	$(0.06)	$(0.02)	$(0.03)	$(0.01)
Weighted average shares outstanding:
Basic and diluted (1)	14,534,884	14,546,689	14,540,738	5,617,533
Balance Sheet Data:
Cash and cash equivalents	$90,466	$532,701	$416,255	$865,355
Cash equivalents/investments held in trust	$124,950,000	$125,031,343	$125,123,670	$124,966,373
Total assets	$125,063,510	$125,707,371	$125,622,082	$126,036,432
Total liabilities	$4,959,250	$4,534,747	$4,696,302	$4,631,223
Common stock subject to possible redemption (at redemption value): 11,510,425 and 11,617,262 shares at June 30, 2012 and 2011 respectively, and 11,592,577 shares and 11,640,520 shares at December 31, 2011 and 2010, respectively	$115,104,250	$116,172,620	$115,925,770	$116,405,200
Total stockholders' equity	$5,000,010	$5,000,004	$5,000,010	$5,000,009
Cash Flow Data:
Net cash (used in) operating activities	$(499,459)	$(267,684)	$(291,803)	$(142,323)
Net cash provided by (used in) investing activities	$173,670	$(64,970)	$(157,297)	$(124,966,373)
Net cash provided by financing activities	$—	$—	$—	$125,974,051

(1)	The presentation of weighted average shares outstanding includes all issued and outstanding shares of common stock (including shares subject to possible redemption).

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The selected unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2012 and the year ended December 31, 2011 give pro forma effect to the Business Combination as if it had occurred on January 1, 2011. The unaudited pro forma condensed combined balance sheet as of June 30, 2012 gives pro forma effect to the Business Combination as if it had occurred on such date. The unaudited pro forma condensed combined statements of operations and balance sheet are based on the historical financial statements of The Tile Shop and JWCAC for the six months ended June 30, 2012 and the year ended December 31, 2011.

The historical financial information has been adjusted to give effect to pro forma events that are related and/or directly attributable to the Business Combination, are factually supportable and, in the case of the unaudited pro forma statement of operations data, are expected to have a continuing impact on the combined results. The adjustments presented on the unaudited pro forma condensed combined financial information have been identified and presented in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” to provide relevant information necessary for an understanding of the combined company upon consummation of the Business Combination.

This information should be read together with the consolidated financial statements of The Tile Shop and the notes thereto, the financial statements of JWCAC and the notes thereto, the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information,” “The Tile Shop’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “JWCAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements have been prepared using the assumptions below with respect to the number of outstanding shares of JWCAC common stock:

•	Assuming No Redemption: This presentation assumes that no JWCAC stockholders exercise redemption rights with respect to their shares of JWCAC common stock into a pro rata portion of the trust account; and
•	Assuming Maximum Redemption: This presentation assumes that JWCAC stockholders exercise their right to redeem a maximum of 5,500,000 shares. JWCAC has no specified maximum redemption threshold. It is a condition to closing under the Contribution and Merger Agreement, however, that holders of no more than 5,500,000 public shares exercise their redemption rights.

The Tile Shop is considered to be the acquirer for accounting purposes because it will obtain effective control of JWCAC. The Tile Shop does not have a change in control since The Tile Shop’s operations will comprise the ongoing operations of the combined entity, its senior management will serve as the senior management of the combined entity, and its former equity owners will own a majority voting interest in the combined entity and be able to elect a majority of the combined entity’s board of directors. Accordingly, the Business Combination does not constitute the acquisition of a business for purposes of Financial Accounting Standards Board’s Accounting Standard Codification 805, “Business Combinations,” or ASC 805. As a result, the assets and liabilities of The Tile Shop and JWCAC will be carried at historical cost and TS Holdings will not record any step-up in basis or any intangible assets or goodwill as a result of the Business Combination. All direct costs of the Business Combination will be offset to additional paid-in capital.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and is subject to a number of uncertainties and assumptions and does not purport to represent what the companies’ actual performance or financial position would have been had the transaction occurred on the dates indicated and does not purport to indicate the financial position or results of operations as of any future date or for any future period.

TS Holdings

Unaudited Pro Forma Condensed Combined Statement of Operations Data for the six months ended June 30, 2012

	Combined pro forma (assuming no redemption)	Combined pro forma (assuming maximum redemption)
Net sales	$92,174,629	$92,174,629
Cost of sales	24,828,251	24,828,251
Gross profit	67,346,378	67,346,378
Selling, general and administrative expenses	47,780,033	47,780,033
Income from operations	19,566,345	19,566,345
Interest expense	1,569,687	1,569,687
Other income, net	(21,665)	(21,665)
Income before income taxes	18,018,323	18,018,323
Provision for income taxes	7,207,329	7,207,329
Net income	$10,810,994	$10,810,994
Earnings per share – basic and diluted	$0.25	$0.25
Weighted average number of shares outstanding –
basic and diluted	44,034,884	42,534,884

Unaudited Pro Forma Condensed Combined Statement of Operations Data for the year ended December 31, 2011

	Combined pro forma (assuming no redemption)	Combined pro forma (assuming maximum redemption)
Net sales	$152,717,010	$152,717,010
Cost of sales	40,320,790	40,320,790
Gross profit	112,396,220	112,396,220
Selling, general and administrative expenses	82,138,231	82,138,231
Income from operations	30,257,989	30,257,989
Interest expense	3,230,755	3,230,755
Other expenses, net	77,773	77,773
Income before income taxes	26,949,461	26,949,461
Provision for income taxes	10,779,784	10,779,784
Net income	$16,169,677	$16,169,677
Earnings per share – basic and diluted	$0.37	$0.38
Weighted average number of shares outstanding –
basic and diluted	44,034,884	42,534,884

TS Holdings

Unaudited Pro Forma Condensed Combined Balance Sheet Data as of June 30, 2012

	Combined pro forma (assuming no redemption)	Combined pro forma (assuming maximum redemption)
Cash and cash equivalents	$15,040,466	$40,466
Total assets	178,028,163	163,028,163
Total current liabilities	21,966,245	21,966,245
Total long-term liabilities	96,108,154	96,108,154
Total shareholders’ equity	59,953,764	44,953,764
Total liabilities and shareholders’ equity	178,028,163	163,028,163

COMPARATIVE SHARE INFORMATION

The following table sets forth selected historical equity ownership information for JWCAC and The Tile Shop and unaudited pro forma combined per share ownership information after giving effect to the Business Combination, assuming (i) that no holders of public shares exercise their redemption rights and (ii) that holders of 5,500,000 public shares exercise their redemption rights. JWCAC has no specified maximum redemption threshold. It is a condition to closing under the Contribution and Merger Agreement, however, that holders of no more than 5,500,000 public shares exercise their redemption rights. JWCAC is providing this information to aid you in your analysis of the financial aspects of the Business Combination. The historical information should be read in conjunction with “Selected Historical Consolidated Financial Information of The Tile Shop,” and “Selected Historical Financial Information of JWCAC” included elsewhere in this proxy statement/prospectus and the historical consolidated and combined financial statements of JWCAC and The Tile Shop and the related notes thereto included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes included elsewhere in this proxy statement/prospectus.

The Tile Shop is considered to be the acquirer for accounting purposes because it will obtain effective control of JWCAC. The Tile Shop does not have a change in control since The Tile Shop’s operations will comprise the ongoing operations of the combined entity, its senior management will serve as the senior management of the combined entity, and its former equity owners will own a majority voting interest in the combined entity and be able to elect a majority of the combined entity’s board of directors. Accordingly, the Business Combination does not constitute the acquisition of a business for purposes of Financial Accounting Standards Board’s Accounting Standard Codification 805, “Business Combinations,” or ASC 805. As a result, the assets and liabilities of The Tile Shop and JWCAC will be carried at historical cost and TS Holdings will not record any step-up in basis or any intangible assets or goodwill as a result of the Business Combination. All direct costs of the Business Combination will be offset to additional paid-in capital.

The unaudited pro forma combined per share information does not purport to represent what the actual results of operations of JWCAC, TS Holdings, and The Tile Shop would have been had the Business Combination been completed or to project JWCAC’s, TS Holdings’ or The Tile Shop’s results of operations that may be achieved after the Business Combination. The unaudited pro forma book value per share information below does not purport to represent what the value of JWCAC, TS Holdings, and The Tile Shop would have been had the Business Combination been completed nor the book value per share for any future date or period.

Consolidated Per Share Information

	JWCAC(1)	TS Holdings	The Tile Shop	Pro Forma Assuming No Redemption	Pro Forma Assuming Maximum Redemption
				(unaudited)
Year Ended December 31, 2011
Basic and diluted earnings (loss) per share	$(0.03)	N/A	$0.80	$0.37	$0.38
Book value per share at December 31, 2011	$0.34	N/A	$1.94	N/A	N/A
Six Months Ended June 30, 2012
Basic and diluted earnings (loss) per share	$(0.06)	N/A	$0.54	$0.25	$0.25
Book value per share at June 30, 2012	$0.34	N/A	$2.23	$1.36	$1.06

(1)	These per share amounts have been calculated based on the weighted average shares outstanding which includes all issued and outstanding shares of common stock (including shares subject to possible redemption).

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to vote or instruct your vote to be cast to approve the proposals described in this proxy statement/prospectus.

Risks Related to The Tile Shop

The following risk factors apply to the business and operations of The Tile Shop and also will apply to the business and operations of TS Holdings following the completion of the Business Combination. Any of the risk factors described below could significantly and adversely affect The Tile Shop’s business, prospects, sales, revenues, gross profit, cash flows, financial condition, and results of operations.

The Tile Shop’s business is dependent on general economic conditions in its markets.

The Tile Shop’s revenues depend, in part, on discretionary spending by its customers. Pressure on discretionary income brought on by economic downturns and slow recoveries, including housing market declines, rising energy prices, and weak labor markets, may cause consumers to reduce the amount they spend on discretionary items. If recovery from the economic downturn continues to be slow or prolonged, The Tile Shop’s growth, prospects, results of operations, cash flows, and financial condition could be adversely impacted. General economic conditions and discretionary spending are beyond The Tile Shop’s control and are affected by, among other things:

•	consumer confidence in the economy;
•	unemployment trends;
•	consumer debt levels;
•	consumer credit availability;
•	the housing market;
•	gasoline and fuel prices;
•	interest rates and inflation;
•	price deflation, including due to low-cost imports;
•	slower rates of growth in real disposable personal income;
•	natural disasters;
•	national security concerns;
•	tax rates and tax policy; and
•	other matters that influence consumer confidence and spending.

Increasing volatility in financial markets may cause some of the above factors to change with an even greater degree of frequency and magnitude than in the past.

The Tile Shop’s ability to grow and remain profitable may be limited by direct or indirect competition in the retail tile industry, which is highly competitive.

The retail tile industry in the United States is highly competitive. Participants in the tile industry compete primarily based on product variety, customer service, store location, and price. There can be no assurance that The Tile Shop will be able to continue to compete favorably with The Tile Shop’s competitors in these areas. The Tile Shop’s store competitors include large national home centers (such as Home Depot and Lowe’s), regional and local specialty retailers of tile (such as Tile America, World of Tile, Century Tile, and Floor and Décor), factory direct stores (such as Dal-Tile and Florida Tile) and privately-owned, single-site stores. The Tile Shop also competes indirectly with companies that sell other types of floor coverings, including wood floors, carpet, and vinyl sheet. In the past, The Tile Shop has faced periods of heightened competition that materially affected its results of operations. Certain of The Tile Shop’s competitors have greater name recognition, longer operating histories, more varied product offerings, and substantially greater financial and other resources than The Tile Shop. Accordingly, The Tile Shop may face periods of intense competition in the future that could have a material adverse effect on The Tile Shop’s planned growth and future results of operations. In addition, the barriers to entry into the retail tile industry are relatively low. New or existing retailers could enter The Tile Shop’s markets and increase the competition that The Tile Shop faces. In addition, manufacturers and vendors of tile and related products, including those whose products The Tile Shop currently sells, could enter the U.S. retail tile market and start directly competing with The Tile Shop. Competition in existing and new markets may also prevent or delay The Tile Shop’s ability to gain relative market share. Any of the developments described above could have a material adverse effect on The Tile Shop’s planned growth and future results of operations.

If The Tile Shop fails to successfully manage the challenges its planned growth poses or encounters unexpected difficulties during its expansion, its revenues and profitability could be materially adversely affected.

One of The Tile Shop’s long term objectives is to increase revenues and profitability through market share leadership. The Tile Shop’s ability to achieve market share leadership, however, is contingent upon its ability to open new stores and achieve operating results in new stores at the same level as its similarly situated current stores. There can be no assurance, that The Tile Shop will be able to open stores in new markets at the rate required to achieve market leadership in such markets, identify and obtain favorable store sites, arrange favorable leases for stores, or obtain governmental and other third-party consents, permits, and licenses needed to open or operate stores in a timely manner, train and hire a sufficient number of qualified managers for new stores, attract a strong customer base and brand familiarity in new markets, or successfully compete with established retail tile stores in the new markets The Tile Shop enters. Failure to open new stores in an effective and cost-efficient manner could place The Tile Shop at a competitive disadvantage as compared to retailers who are more adept than The Tile Shop at managing these challenges, which, in turn, could negatively affect The Tile Shop’s overall operating results.

The Tile Shop’s same store sales fluctuate due to a variety of economic, operating, industry and environmental factors and may not be a fair indicator of The Tile Shop’s overall performance.

The Tile Shop’s same store sales have experienced fluctuations, which can be expected to continue. Numerous factors affect The Tile Shop’s same store sales results, including among others, the timing of new and relocated store openings, the relative proportion of new and relocated stores to mature stores, cannibalization resulting from the opening of new stores in existing markets, changes in advertising and other operating costs, the timing and level of markdowns, changes in The Tile Shop’s product mix, weather conditions, retail trends, the retail sales environment, economic conditions, inflation, the impact of competition, and The Tile Shop’s ability to execute its business strategy efficiently. As a result, same store sales or operating results may fluctuate, and may cause the price of The Tile Shop’s common stock to fluctuate significantly. Therefore, The Tile Shop believes that period-to-period comparisons of The Tile Shop’s same store sales may not be a fair indicator of its overall operating performance.

The Tile Shop intends to open additional stores in its existing markets, which may diminish sales by existing stores in those markets and strain its ability to find qualified personnel or divert The Tile Shop’s resources from its existing stores, negatively affecting its overall operating results.

The Tile Shop’s expansion strategy includes plans to open additional stores in its existing markets as part of its plan to open five additional new stores in the remainder of 2012 and no fewer than 15 new stores in 2013. Because The Tile Shop’s stores typically draw customers from their local areas, additional stores may draw customers away from nearby existing stores and may cause same store sales performance at those existing stores to decline, which may adversely affect The Tile Shop’s overall operating results. In addition, The Tile Shop’s ability to open additional stores will be dependent on The Tile Shop’s ability to promote and/or recruit enough qualified field managers, store managers, assistant store managers and sales associates. The time and effort required to train and supervise a large number of new managers and associates and integrate them into The Tile Shop’s culture may divert resources from The Tile Shop’s existing stores. If The Tile Shop is unable to profitably open additional stores in existing markets and limit the adverse impact of those new stores on existing stores, it may reduce The Tile Shop’s same store sales and overall operating results during the implementation of its expansion strategy.

The Tile Shop’s expansion strategy will be dependent upon, and limited by, the availability of adequate capital.

The Tile Shop’s expansion strategy will require additional capital for, among other purposes, opening new stores and entering new markets. Such capital expenditures will include researching real estate and consumer markets, lease, inventory, property and equipment costs, integration of new stores and markets into company-wide systems and programs, and other costs associated with new stores and market entry expenses and growth. If cash generated internally is insufficient to fund capital requirements, The Tile Shop will require additional debt or equity financing. Adequate financing may not be available or, if available, may not be available on terms satisfactory to it. In addition, any credit facility that The Tile Shop may obtain may provide a limit on the amount of capital expenditures it may make annually. If The Tile Shop fails to obtain sufficient additional capital in the future or it is unable to make capital expenditures under its credit facilities, The Tile Shop could be forced to curtail its expansion strategies by reducing or delaying capital expenditures relating to new stores and new market entry. As a result, there can be no assurance that The Tile Shop will be able to fund its current plans for the opening of new stores or entry into new markets.

The Tile Shop depends on a number of suppliers, and any failure by any of them to supply it with products may impair The Tile Shop’s inventory and adversely affect The Tile Shop’s ability to meet customer demands, which could result in a decrease in revenues and/or gross margin.

The Tile Shop’s current suppliers may not continue to sell products to it on acceptable terms or at all, and The Tile Shop may not be able to establish relationships with new suppliers to ensure delivery of products in a timely manner or on terms acceptable to it. The Tile Shop does not have long-term contractual supply agreements with its suppliers which obligate them to supply The Tile Shop with products at specified quantities or prices. The Tile Shop may not be able to acquire desired merchandise in sufficient quantities on terms acceptable to it in the future. The Tile Shop is also dependent on suppliers for assuring the quality of merchandise supplied to it. The Tile Shop’s inability to acquire suitable merchandise in the future or the loss of one or more of its suppliers and its failure to replace them may harm The Tile Shop’s relationship with its customers and its ability to attract new customers, resulting in a decrease in net sales.

The Tile Shop sources the approximately 4,000 products it stocks and sells from over 100 domestic and international vendors. The Tile Shop sources a large number of those products from foreign manufacturers including approximately 55% of The Tile Shop’s products from a group of 10 suppliers located primarily in Asia. The Tile Shop generally takes title to these products overseas and is responsible for arranging shipment to its distribution centers. Financial instability among key vendors, political instability, trade restrictions, tariffs, currency exchange rates, and transport capacity and costs are beyond The Tile Shop’s control and could negatively impact The Tile Shop’s business if they seriously disrupt the movement of products through The Tile Shop’s supply chain or increased the costs of its products.

If The Tile Shop’s suppliers do not use ethical business practices or comply with applicable laws and regulations, its reputation could be harmed due to negative publicity and The Tile Shop could be subject to legal risk.

The Tile Shop does not control the operations of its suppliers. Accordingly, The Tile Shop cannot guarantee that its suppliers will comply with applicable environmental and labor laws and regulations or operate in a legal, ethical, and responsible manner. Violation of environmental, labor or other laws by The Tile Shop’s suppliers or their failure to operate in a legal, ethical and responsible manner, could reduce demand for its products if, as a result of such violation or failure, The Tile Shop attracts negative publicity. Further, such conduct could expose The Tile Shop to legal risks as a result of the purchase of products from non-compliant suppliers.

If customers are unable to obtain third-party financing at satisfactory rates, sales of The Tile Shop’s products could be materially adversely affected.

The Tile Shop’s business, financial condition, and results of operations have been, and may continue to be affected, by various economic factors. Deterioration in the current economic environment could lead to reduced consumer and business spending, including by The Tile Shop’s customers. It may also cause customers to shift their spending to products that The Tile Shop either does not sell or that generate lower profitably for The Tile Shop. Further, reduced access to credit may adversely affect that ability of consumers to purchase The Tile Shop’s products. This potential reduction in access to credit may include The Tile Shop’s ability to offer customers credit card financing through third party credit providers on terms similar to those offered currently, or at all. In addition, economic conditions, including decreases in access to credit, may result in financial difficulties leading to restructuring, bankruptcies, liquidations and other unfavorable events for The Tile Shop’s customers, which may adversely impact The Tile Shop’s industry, business, and results of operations.

Any failure by The Tile Shop to successfully anticipate consumer trends may lead to loss of consumer acceptance of its products, resulting in reduced revenues.

The Tile Shop’s success depends on its ability to anticipate and respond to changing trends and consumer demands in a timely manner. If The Tile Shop fails to identify and respond to emerging trends, consumer acceptance of The Tile Shop’s merchandise and its image with current or potential customers may be harmed, which could reduce its revenues. Additionally, if The Tile Shop misjudges market trends, it may significantly overstock unpopular products and be forced to reduce the sales price of such products, which would have a negative impact on The Tile Shop’s gross profit and cash flow. Conversely, shortages of products that prove popular could also reduce The Tile Shop’s revenues.

The Tile Shop depends on a few key employees, and if it loses the services of certain of its principal executive officers, it may not be able to run its business effectively.

The Tile Shop’s future success depends in part on its ability to attract and retain key executive, merchandising, marketing, and sales personnel. The Tile Shop’s executive officers include Robert Rucker, The Tile Shop’s President and Chief Executive Officer; Carl Randazzo, The Tile Shop’s Senior Vice President — Retail; and Joseph Kinder, The Tile Shop’s Senior Vice President — Operations. The Tile Shop has employment and non-compete arrangements with each of Messrs. Rucker, Randazzo and Kinder. If any of these executive officers ceases to be employed by The Tile Shop, it would have to hire additional qualified personnel. The Tile Shop’s ability to successfully hire other experienced and qualified executive officers cannot be assured, and may be difficult because The Tile Shop faces competition for these professionals from its competitors, its suppliers and other companies operating in its industry. As a result, the loss or unavailability of any of The Tile Shop’s executive officers could have a material adverse effect on it.

The Tile Shop intends to enter into a credit facility following completion of the Business Combination. The failure to obtain this additional debt and/or the burden of this additional debt could adversely affect The Tile Shop, make it more vulnerable to adverse economic or industry conditions, and prevent it from fulfilling its debt obligations or from funding its expansion strategy.

In connection with the Business Combination, The Tile Shop will issue promissory notes in an aggregate principal amount of $80 million less the amount of indebtedness (including capitalized lease obligations) and deferred compensation costs of The Tile Shop at closing. The Tile Shop intends to enter into a credit facility with a national banking institution for approximately $75 million, including a term loan of $50 million and a revolving credit facility of $25 million, following completion of the Business Combination. If The Tile Shop is unable to obtain such a credit facility and is therefore unable to repay the promissory notes when due, this will have a material adverse effect on The Tile Shop. In addition, the incurrence of the indebtedness needed to repay the promissory notes could have serious consequences on The Tile Shop, such as:

•	limiting The Tile Shop’s ability to obtain additional financing to fund its working capital, capital expenditures, debt service requirements, expansion strategy, or other needs;
•	placing The Tile Shop at a competitive disadvantage compared to competitors with less debt;
•	increasing The Tile Shop’s vulnerability to, and reducing The Tile Shop’s flexibility in planning for, adverse changes in economic, industry and competitive conditions; and
•	increasing The Tile Shop’s vulnerability to increases in interest rates if borrowings under the credit facility are subject to variable interest rates.

The Tile Shop’s credit facility may also contain negative covenants that limit The Tile Shop’s ability to engage in specified types of transactions. These covenants may limit The Tile Shop’s ability to, among other things:

•	incur indebtedness;
•	create liens;
•	engage in mergers or consolidations;
•	sell assets (including pursuant to sale and leaseback transactions);
•	pay dividends and distributions or repurchase The Tile Shop’s capital stock;
•	make investments, acquisitions, loans, or advances;
•	make capital expenditures;
•	repay, prepay, or redeem certain indebtedness;
•	engage in certain transactions with affiliates;
•	enter into agreements limiting subsidiary distributions;
•	enter into agreements limiting the ability to create liens;
•	amend material agreements governing certain indebtedness; and
•	change The Tile Shop’s lines of business.

A breach of any of these covenants could result in an event of default under The Tile Shop’s credit facility. Upon the occurrence of an event of default, the lender could elect to declare all amounts outstanding under such facility to be immediately due and payable and terminate all commitments to extend further credit, or seek amendments to The Tile Shop’s debt agreements that would provide for terms more favorable to such lender and that The Tile Shop may have to accept under the circumstances. If The Tile Shop were unable to repay those amounts, the lender under The Tile Shop’s credit facility could proceed against the collateral granted to them to secure that indebtedness.

If The Tile Shop fails to hire, train and retain qualified managers, sales associates, and other employeess, its superior customer service could be compromised and it could lose sales to its competitors.

A key element of The Tile Shop’s competitive strategy is to provide product expertise to its customers through its extensively trained, commissioned sales associates. If The Tile Shop is unable to attract and retain qualified personnel and managers as needed in the future, including qualified sales personnel, its level of customer service may decline, which may decrease its revenues and profitability.

If The Tile Shop is unable to renew or replace current store leases or if it is unable to enter into leases for additional stores on favorable terms, or if one or more of its current leases are terminated prior to expiration of their stated term, and it cannot find suitable alternate locations, The Tile Shop’s growth and profitability could be negatively impacted.

The Tile Shop currently leases all of its store locations. Many of The Tile Shop’s current leases provide for The Tile Shop’s unilateral option to renew for several additional rental periods at specific rental rates. The Tile Shop’s ability to re-negotiate favorable terms on an expiring lease or to negotiate favorable terms for a suitable alternate location, and its ability to negotiate favorable lease terms for additional store locations, could depend on conditions in the real estate market, competition for desirable properties, its relationships with current and prospective landlords, or on other factors that are not within its control. Any or all of these factors and conditions could negatively impact The Tile Shop’s growth and profitability.

Compliance with laws or changes in existing or new laws and regulations or regulatory enforcement priorities could adversely affect The Tile Shop’s business.

The Tile Shop must comply with various laws and regulations at the local, regional, state, federal, and international levels. These laws and regulations change frequently and the changes can impose significant costs and other burdens of compliance on The Tile Shop’s business and The Tile Shop’s vendors. Any changes in regulations, the imposition of additional regulations, or the enactment of any new legislation that affect employment/labor, trade, product safety, transportation/logistics, energy costs, health care, tax or environmental issues, or compliance with Foreign Corrupt Practices Act, could have an adverse impact on The Tile Shop’s financial condition and results of operations. Changes in enforcement priorities by governmental agencies charged with enforcing existing laws and regulations can increase The Tile Shop’s cost of doing business.

The Tile Shop may also be subject to audits by various taxing authorities. Changes in tax laws in any of the multiple jurisdictions in which it operates, or adverse outcomes from tax audits that it may be subject to in any of the jurisdictions in which it operates, could result in an unfavorable change in The Tile Shop’s effective tax rate, which could have an adverse effect on its business and results of operations.

As The Tile Shop’s stores are generally concentrated in the mid-western and mid-Atlantic regions of the United States, The Tile Shop is subject to regional risks.

The Tile Shop has a high concentration of stores in the mid-western and mid-Atlantic regions. If these markets individually or collectively suffer an economic downturn or other significant adverse event, there could be an adverse impact on same store sales, revenues, and profitability, and the ability to implement The Tile Shop’s planned expansion program. Any natural disaster or other serious disruption in these markets due to fire, tornado, hurricane or any other calamity could damage inventory and could result in decreased revenues.

The Tile Shop’s results may be adversely affected by fluctuations in raw material and energy costs.

The Tile Shop’s results may be affected by the prices of the components and raw materials used in the manufacture of tile, setting and maintenance materials, and related accessories that The Tile Shop sells. These prices may fluctuate based on a number of factors beyond The Tile Shop’s control, including: oil prices, changes in supply and demand, general economic conditions, labor costs, competition, import duties, tariffs, currency exchange rates, and government regulation. In addition, energy costs have fluctuated dramatically in the past. These fluctuations may result in an increase in The Tile Shop’s transportation costs for distribution from its regional distribution centers to its retail stores, utility costs for The Tile Shop’s distribution and manufacturing centers and retail stores, and overall costs to purchase products from its vendors.

The Tile Shop may not be able to adjust the prices of its products, especially in the short-term, to recover these cost increases in raw materials and energy. A continual rise in raw material and energy costs could adversely affect consumer spending and demand for The Tile Shop’s products and increase its operating costs, both of which could have a material adverse effect on The Tile Shop’s financial condition and results of operations.

The Tile Shop’s success is highly dependent on its ability to provide timely delivery to its customers, and any disruption in its delivery capabilities or its related planning and control processes may adversely affect The Tile Shop’s operating results.

The Tile Shop’s success is due in part to its ability to deliver products quickly to its customers, which relies on successful planning and distribution infrastructure, including ordering, transportation and receipt processing, and the ability of suppliers to meet distribution requirements. The Tile Shop’s ability to maintain this success depends on the continued identification and implementation of improvements to its planning processes, distribution infrastructure, and supply chain. The Tile Shop also needs to ensure that its distribution infrastructure and supply chain keep pace with its anticipated growth and increased number of stores. The cost of these enhanced processes could be significant and any failure to maintain, grow, or improve them could adversely affect The Tile Shop’s operating results. The Tile Shop’s business could also be adversely affected if there are delays in product shipments due to freight difficulties, strikes or other difficulties at its suppliers’ principal transport providers, or otherwise.

Damage, destruction or disruption of The Tile Shop’s distribution and manufacturing centers could significantly impact its operations and impede its ability to produce and distribute its products.

The Tile Shop relies on three regional distribution centers to supply products to all of its retail stores. In addition, it relies on its two manufacturing centers, located at two of its distribution centers, to manufacture its setting and maintenance materials. If any of these facilities, or the inventory stored in these facilities, were damaged or destroyed by fire or other causes, The Tile Shop’s distribution or manufacturing processes would be disrupted, which could cause significant delays in delivery. This could impede The Tile Shop’s ability to stock its stores and deliver products to its customers, and cause its revenues and operating results to deteriorate.

The Tile Shop’s ability to control labor costs is limited, which may negatively affect its business.

The Tile Shop’s ability to control labor costs is subject to numerous external factors, including prevailing wage rates, the impact of legislation or regulations governing healthcare benefits or labor relations, such as the Employee Free Choice Act, and health and other insurance costs. If The Tile Shop’s labor and/or benefit costs increase, it may not be able to hire or maintain qualified personnel to the extent necessary to execute its competitive strategy, which could adversely affect its results of operations.

The Tile Shop’s business exposes it to personal injury and product liability claims, which could result in adverse publicity and harm to its brands and its results of operations.

The Tile Shop is from time to time subject to claims due to the injury of an individual in its stores or on its property. In addition, The Tile Shop may be subject to product liability claims for the products that it sells. The Tile Shop’s purchase orders generally do not require the manufacturer to indemnify The Tile Shop against any product liability claims arising from products purchased by The Tile Shop. Any personal injury or product liability claim made against The Tile Shop, whether or not it has merit, could be time consuming and costly to defend, resulting in adverse publicity, or damage to The Tile Shop’s reputation, and have an adverse effect on its results of operations. In addition, any negative publicity involving The Tile Shop’s vendors, employees and other parties who are not within The Tile Shop’s control could negatively impact it.

The Tile Shop’s business operations could be disrupted if its information technology systems fail to perform adequately or it is unable to protect the integrity and security of its customers’ information.

The Tile Shop depends upon its information technology systems in the conduct of all aspects of its operations. If The Tile Shop’s information technology systems fail to perform as anticipated, The Tile Shop could experience difficulties in virtually any area of its operations, including but not limited to replenishing inventories or in delivering products to store locations in response to consumer demands. It is also possible that The Tile Shop’s competitors could develop better online platforms than it, which could negatively impact The Tile Shop’s internet sales. Any of these or other systems-related problems could, in turn, adversely affect The Tile Shop’s revenues and profitability.

In addition, in the ordinary course of its business, The Tile Shop collects and stores certain personal information from individuals, such as its customers and suppliers, and it processes customer payment card and check information. The Tile Shop also stores credit card information and other personal information about its customers with respect to laws associated with the collection, security and handling of personal information, The Tile Shop is currently assessing its compliance with such obligations and intends to make any required changes in its systems and policies. The failure of The Tile Shop to comply with such laws, or a breach of The Tile Shop’s network security and systems or other events that cause the loss or public disclosure of or access by third parties to its customers’ personal information could have serious negative consequences for its business, including possible fines, penalties and damages, an unwillingness of customers to provide The Tile Shop with their credit card or payment information, harm to its reputation and brand, loss of its ability to accept and process customer credit card orders, and time-consuming and expensive litigation.

Computer hackers may attempt to penetrate The Tile Shop’s computer system and, if successful, misappropriate personal information, payment card or check information or confidential business information. In addition, an employee, contractor or other third party with whom The Tile Shop does business may attempt to circumvent The Tile Shop’s security measures in order to obtain such information. The techniques used to obtain unauthorized access or sabotage systems change frequently and may originate from less regulated or remote areas around the world. As a result, The Tile Shop may be unable to proactively address these techniques or to implement adequate preventative measures.

Many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach often lead to widespread negative publicity, which may cause The Tile Shop’s customers to lose confidence in the effectiveness of The Tile Shop’s data security measures. Any security breach, whether successful or not, would harm The Tile Shop’s reputation and could cause the loss of customers.

Risks Related to TS Holdings

The Tile Shop’s management and auditors have identified a material weakness in its internal controls over financial reporting that, if not properly remediated, could result in material misstatements in the financial statements of TS Holdings following the Business Combination.

As a privately-held company, The Tile Shop is not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002. As such, The Tile Shop did not make an assessment of the effectiveness of its internal control over financial reporting nor did it engage its auditors to express, nor have its auditors expressed, an opinion on the effectiveness of The Tile Shop’s internal controls over financial reporting. In connection with the audit of The Tile Shop’s consolidated financial statements for the year ended December 31, 2011, The Tile Shop’s auditors informed The Tile Shop that they had identified a material weakness in The Tile Shop’s internal control over financial reporting related to deficiencies in the financial statement close process. Under the standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected and corrected on a timely basis. If the material weakness is not remediated prior to the Business Combination or if additional material weaknesses are identified in the future, a material weakness may exist in internal controls over financial reporting of TS Holdings subsequent to the Business Combination.

The primary factors contributing to the material weakness in financial statement close process of The Tile Shop were:

•	The Tile Shop lacked sufficient personnel with requisite competencies within its finance function for a company of its size and complexity.
•	The Tile Shop did not maintain financial close processes, procedures, and reporting systems that were adequately designed to support the accurate and timely reporting of The Tile Shop’s financial results.

The Tile Shop has begun taking measures and plans to take additional measures to remediate the underlying causes of the material weakness, primarily through the development and implementation of formal policies, improved processes, improved systems and documented procedures, as well as hiring of additional finance personnel. The Tile Shop plans to complete this remediation process as quickly as possible. However, The Tile Shop cannot at this time estimate how long it will take, whether this remediation process will be complete prior to the Business Combination, or if it can successfully remediate the material weakness. If The Tile Shop is unable to successfully remediate this material weakness prior to the Business Combination, TS Holdings could be unable to produce accurate and timely financial statements. Any failure to timely provide required financial information could materially and adversely impact TS Holdings’ financial condition and the market value of its securities.

TS Holdings may not be able to timely and effectively implement controls and procedures required by Section 404 of the Sarbanes-Oxley Act of 2002 that will be applicable to it to the Business Combination.

The Tile Shop is not currently subject to Section 404 of the Sarbanes-Oxley Act of 2002. However, following the Business Combination, TS Holdings will be subject to Section 404. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act of 2002 are significantly more stringent than those required of The Tile Shop as a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to TS Holdings. If management is not able to implement the additional requirements of Section 404 in a timely manner or with adequate compliance, management may not be able to assess whether TS Holdings’ internal controls over financial reporting are effective, which may subject TS Holdings to adverse regulatory consequences and could harm investor confidence and the market price of TS Holdings common stock.

TS Holdings’ working capital will be reduced if the JWCAC stockholders exercise their redemption rights in connection with the Business Combination, which may adversely affect TS Holdings’ business and future operations.

Pursuant to JWCAC’s amended and restated certificate of incorporation, holders of public shares may demand that JWCAC redeem their shares for a pro rata share of the cash held in the trust account, less franchise taxes and income tax payable, calculated as of two business days prior to the closing.

If the Business Combination is consummated, the funds held in the trust account will be released (i) to pay JWCAC stockholders who properly exercise their redemption rights, (ii) to make a cash payment to the Sellers in partial consideration of their contribution to TS Holdings, (iii) to pay $5.0 million in deferred underwriting compensation to the underwriters of JWCAC’s initial public offering and advisory fees to other persons, (iv) to pay J.W. Childs Associates L.P. amounts owed for unpaid rent and unreimbursed administrative expenses incurred on behalf of JWCAC in connection with the Business Combination and general administrative expenses, not to exceed $500,000, (v) to pay third parties (e.g. professional advisors, printers, and consultants) who have rendered services to JWCAC, the Sellers, The Tile Shop, its subsidiaries and TS Holdings in connection with the Business Combination (but as to the expenses of the Sellers, The Tile Shop, and TS Holdings, only if the Business Combination is consummated) and (vi) to pay the aggregate purchase price payable by JWCAC for public warrants it may purchase under the terms of the Contribution and Merger Agreement, with the balance to be used for working capital purposes.

Pursuant to the Contribution and Merger Agreement, JWCAC will use up to $55,000,000 of the $124,950,000 as of June 30, 2012 in the trust account to pay JWCAC stockholders who properly exercise their redemption rights. The first $15,000,000 of these payments will result in a corresponding decrease in funds available for TS Holdings working capital. If the remaining amount is insufficient to fund TS Holdings’ working capital requirements, it would need to borrow funds necessary to satisfy such requirements or sell additional shares of TS Holdings common stock, which would result in the dilution of the ownership interest of the holders of TS Holdings common stock. There is no assurance that such funds would be available to TS Holdings on terms favorable to it or at all. If such funds were not available, TS Holdings’ operations and profitability may be adversely affected.

Subsequent to the consummation of the Business Combination, TS Holdings may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although JWCAC has conducted due diligence on The Tile Shop, JWCAC cannot assure you that this diligence revealed all material issues that may be present in The Tile Shop’s business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of JWCAC’s and The Tile Shop’s control will not later arise. As a result, TS Holdings may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if JWCAC’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with JWCAC’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on TS Holdings’ liquidity, the fact that TS Holdings reports charges of this nature could contribute to negative market perceptions about TS Holdings or its securities. In addition, charges of this nature may cause TS Holdings to violate net worth or other covenants to which it may be subject as a result of the credit facility that TS Holdings intends to obtain following the closing.

Concentration of ownership after the Business Combination may have the effect of delaying or preventing a change in control.

If the Business Combination is consummated, the Sellers will own approximately 67% of the issued and outstanding shares of TS Holdings common stock (assuming that no holders public shares elect to redeem their shares for a portion of the trust account). As a result, these stockholders, if acting together, have the ability to determine the outcome of corporate actions of TS Holdings requiring stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of TS Holdings’ common stock.

Future sales of TS Holdings common stock may cause the market price of its securities to drop significantly, even if its business is doing well.

In accordance with lock-up agreements to be executed in connection with the consummation of the Business Combination, the Sellers and the JWCAC founders will be permitted to sell the shares of TS Holdings common stock they receive in the Business Combination (other than 290,697 earnout shares) on the earlier of (i) the first anniversary of the consummation of the Business Combination, (ii) the date on which TS Holdings’ common stock exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period commencing at least 150 days after the closing date and (iii) the date on which TS Holdings consummates a liquidation, merger, stock exchange or other similar transaction that results in all of the stockholders of TS Holdings having the right to exchange their shares of TS Holdings common stock for cash, securities or other property. The JWCAC founders will be permitted to sell the 290,697 earnout shares if, prior to the second anniversary of the consummation of the Business Combination, (i) the trading price of TS Holdings’ common stock exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and similar events) for any 20 trading days within any 30 trading day period commencing at least 150 days after the closing date or (ii) TS Holdings consummates a liquidation, merger, stock exchange or other similar transaction that results in all of the stockholders of TS Holdings having the right to exchange their shares of TS Holdings common stock for cash, securities or other property, that equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and similar events).

In addition, the Sellers and the JWCAC founders will be entitled to registration rights, subject to certain limitations, with respect to TS Holdings common stock they receive in the Business Combination pursuant to a registration rights agreement to be entered into in connection with the consummation of the Business Combination. The holders of a majority in interest of TS Holdings common stock held by the Sellers will be entitled to require TS Holdings, on up to four occasions, to register under the Securities Act the shares of common stock they receive in the Business Combination. The holders of a majority in interest of TS Holdings common stock held by the JWCAC founders will be entitled to require TS Holdings, on up to two occasions, to register under the Securities Act the shares of common stock they receive in the Business Combination, and any shares that may be issued pursuant to the exercise of the sponsor warrants. The presence of these additional securities trading in the public market may have an adverse effect on the market price of TS Holdings’ common stock.

Although TS Holdings has filed an application to list its securities on the Nasdaq Stock Market, there can be no assurance that its securities will be so listed or, if listed, that TS Holdings will be able to comply with the continued listing standards.

TS Holdings has filed a new listing application to list TS Holdings common stock on the Nasdaq Stock Market upon consummation of the Business Combination in accordance with the requirements of the exchange. As part of the listing process, TS Holdings will be required to provide evidence that it is able to meet the initial listing requirements. There can be no assurance that TS Holdings will be able to meet the initial listing standards of the Nasdaq Stock Market or any other exchange or, if its securities are listed, that TS Holdings will be able to maintain such listing.

In addition, if after listing the Nasdaq Stock Market delists TS Holdings’ securities from trading on its exchange for failure to meet the continued listing standards, TS Holdings and its securityholders could face significant material adverse consequences including:

•	a limited availability of market quotations for its securities;
•	a determination that its common stock is a “penny stock” which will require brokers trading in its common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for its common stock;
•	a limited amount of analyst coverage; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.

TS Holdings may apply the net proceeds released from the trust account in a manner that does not improve its results of operations or increase the value of your investment.

If the Business Combination is consummated, the funds held in the trust account will be released (i) to pay JWCAC stockholders who properly exercise their redemption rights, (ii) to make a cash payment to the Sellers in partial consideration of their contribution to TS Holdings, (iii) to pay $5.0 million in deferred underwriting compensation to the underwriters of JWCAC’s initial public offering and advisory fees to other persons, (iv) to pay J.W. Childs Associates L.P. amounts owed for unpaid rent and unreimbursed administrative expenses incurred on behalf of JWCAC in connection with the Business Combination and general administrative expenses, not to exceed $500,000, (v) to pay third parties (e.g. professional advisors, printers, and consultants) who have rendered services to JWCAC, the Sellers, The Tile Shop, and TS Holdings in connection with the Business Combination (but as to the expenses of the Sellers, The Tile Shop, and TS Holdings, only if the Business Combination is consummated), (vi) to pay the aggregate purchase price payable by JWCAC for public warrants it may purchase under the terms of the Contribution and Merger Agreement and (vii) with the balance to be used for working capital purposes and general corporate purposes. The first $15 million of redemption payments to holders of public shares would reduce the working capital of TS Holdings following the closing by a corresponding amount. Other than these uses, TS Holdings does not have specific plans for the funds and will have broad discretion regarding how it uses such funds. These funds could be used in a manner with which you may not agree or applied in ways that do not improve TS Holdings’ results of operations or increase the value of your investment.

If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of JWCAC’s securities and, following the Business Combination, TS Holdings’ securities, may decline.

If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of JWCAC’s securities prior to the closing of the Business Combination may decline. JWCAC stockholders will receive a fixed number of shares of TS Holdings common stock in the Business Combination rather than a number of shares with a particular fixed market value. The market values of JWCAC common stock at the time of the Business Combination may vary significantly from their prices on the date the Contribution and Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which JWCAC stockholders vote on the Business Combination. Because the share exchange ratios will not be adjusted to reflect any changes in the market prices of JWCAC common stock, the market value of the TS Holdings common stock issued in the Business Combination and the JWCAC common stock surrendered in the Merger may be higher or lower than the values of these shares on earlier dates. 100% of the consideration to be received by JWCAC stockholders will be TS Holdings common stock.

In addition, following the Business Combination, fluctuations in the price of TS Holdings’ common stock could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for TS Holdings’ or The Tile Shop’s common stock, and trading in the shares of JWCAC’s common stock has not been active. Accordingly, the valuation ascribed to The Tile Shop and the shares of JWCAC’s common stock in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for TS Holdings’ common stock develops and continues, the trading price of TS Holdings’ common stock following the

Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond TS Holdings’ control. Any of the factors listed below could have a material adverse effect on your investment in TS Holdings’ common stock and TS Holdings’ common stock may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of TS Holdings’ common stock may not recover and may experience a further decline.

Factors affecting the trading price of TS Holdings’ common stock may include:

•	actual or anticipated fluctuations in TS Holdings’ quarterly financial results or the quarterly financial results of companies perceived to be similar to it;
•	changes in the market’s expectations about TS Holdings’ operating results;
•	the effects of seasonality on TS Holdings’ business cycle;
•	success of competitive retailers;
•	TS Holdings’ operating results failing to meet the expectation of securities analysts or investors in a particular period;
•	changes in financial estimates and recommendations by securities analysts concerning TS Holdings, the housing market, the retail specialty tile market, or the retail market in general;
•	operating and stock price performance of other companies that investors deem comparable to TS Holdings;
•	TS Holdings’ ability to market new and enhanced products on a timely basis;
•	changes in laws and regulations affecting TS Holdings’ business;
•	commencement of, or involvement in, litigation involving TS Holdings;
•	changes in TS Holdings’ capital structure, such as future issuances of securities or the incurrence of additional debt;
•	the volume of shares of TS Holdings’ common stock available for public sale;
•	any major change in TS Holdings’ board or management;
•	sales of substantial amounts of common stock by TS Holdings’ directors, executive officers or significant stockholders or the perception that such sales could occur; and
•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of TS Holdings’ common stock irrespective of TS Holdings’ operating performance. The stock market in general, and the NASDAQ Stock Market have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of TS Holdings’, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to TS Holdings could depress TS Holdings’ stock price regardless of TS Holdings’ business, prospects, financial conditions or results of operations. A decline in the market price of TS Holdings’ securities also could adversely affect its ability to issue additional securities and its ability to obtain additional financing in the future.

JWCAC’s warrants will become exercisable for TS Holdings common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to TS Holdings’ stockholders.

Outstanding warrants to purchase an aggregate of 17,833,333 shares of JWCAC common stock will become exercisable for a like number of shares of TS Holdings common stock. To the extent such warrants are exercised, additional shares of TS Holdings common stock will be issued, which will result in dilution to the holders of common stock of TS Holdings and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of TS Holdings’ common stock.

If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about TS Holdings, its business, or its market, or if they change their recommendations regarding TS Holdings common stock adversely, the price and trading volume of TS Holdings common stock could decline.

If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about TS Holdings, its business, or its market, or if they change their recommendations regarding TS Holdings common stock adversely, the price and trading volume of TS Holdings common stock could decline. The trading market for TS Holdings common stock will be influenced by the research and reports that industry or securities analysts may publish about it, its business, its market, or its competitors. Securities and industry analysts do not currently, and may never, publish research on TS Holdings. If no securities or industry analysts commence coverage of TS Holdings, its stock price and trading volume would likely be negatively impacted. If any of the analysts who may cover TS Holdings change their recommendation regarding its stock adversely, or provide more favorable relative recommendations about its competitors, the price of TS Holdings common stock would likely decline. If any analyst who may cover TS Holdings were to cease coverage of TS Holdings or fail to regularly publish reports on it, TS Holdings could lose visibility in the financial markets, which in turn could cause its stock price or trading volume to decline.

TS Holdings will be a holding company with no business operations of its own and will depend on cash flow from The Tile Shop to meet its obligations.

Following the Business Combination, TS Holdings will be a holding company with no business operations of its own or material assets other than the stock of its subsidiaries. All of its operations will be conducted by its subsidiary, The Tile Shop. As a holding company, TS Holdings will require dividends and other payments from its subsidiaries to meet cash requirements. The terms of any credit facility may restrict TS Holdings’ subsidiaries from paying dividends and otherwise transferring cash or other assets to it. If there is an insolvency, liquidation or other reorganization of any of TS Holdings’ subsidiaries, TS Holdings’ stockholders likely will have no right to proceed against their assets. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before TS Holdings, as an equityholder, would be entitled to receive any distribution from that sale or disposal. If The Tile Shop is unable to pay dividends or make other payments to TS Holdings when needed, TS Holdings will be unable to satisfy its obligations.

Anti-takeover provisions contained in TS Holdings’ certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

TS Holdings’ certificate of incorporation and bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in TS Holdings’ management without the consent of TS Holdings’ board of directors. These provisions include:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of TS Holdings’ board of directors;
•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
•	the exclusive right of TS Holdings’ board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director, which prevents stockholders from being able to fill vacancies on TS Holdings’ board of directors;
•	the ability of TS Holdings’ board of directors to determine to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of TS Holdings’ stockholders;

•	the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, or the board of directors, which may delay the ability of TS Holdings’ stockholders to force consideration of a proposal or to take action, including the removal of directors;
•	limiting the liability of, and providing indemnification to, TS Holdings’ directors and officers;
•	controlling the procedures for the conduct and scheduling of stockholder meetings;
•	providing the board of directors with the express power to postpone previously scheduled annual meetings of stockholders and to cancel previously scheduled special meetings of stockholders;
•	providing that directors may be removed prior to the expiration of their terms by stockholders only for cause; and
•	advance notice procedures that stockholders must comply with in order to nominate candidates to TS Holdings’ board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of TS Holdings’.

These provisions, alone or together, could delay hostile takeovers and changes in control of TS Holdings or changes in its management.

As a Delaware corporation, TS Holdings is also subject to provisions of Delaware law, including Section 203 of the DGCL, which prevents some stockholders holding more than 15% of TS Holdings outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of TS Holdings’ outstanding common stock. Any provision of TS Holdings certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for TS Holdings’ stockholders to receive a premium for their shares of TS Holdings common stock, and could also affect the price that some investors are willing to pay for TS Holdings common stock.

Risks Related to JWCAC and the Business Combination

If JWCAC is unable to effect a business combination by August 23, 2012 (or August 30, 2012 if the Charter Amendment is approved), it will be forced to liquidate and the warrants will expire worthless.

If JWCAC does not complete the Business Combination by August 23, 2012 (or August 30, 2012 if the Charter Amendment is approved), its amended and restated certificate of incorporation provides that it shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, subject to lawfully available funds therefor, redeem 100% of the public shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the trust account, including interest but net of franchise and income taxes payable (less up to $100,000 of such net interest to pay dissolution expenses), by (B) the total number of then outstanding public shares, which redemption will completely extinguish rights of the public stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and subject to the requirement that any refund of income taxes that were paid from the trust account which is received after the redemption shall be distributed to the former public stockholders, and (iii) as promptly as reasonably possible following such redemptions, subject to the approval of the remaining stockholders and the board of directors in accordance with applicable law, dissolve and liquidate, subject in each case to JWCAC’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law. In the event of liquidation, there will be no distribution with respect to JWCAC’s outstanding warrants. Accordingly, the warrants will expire worthless.

For illustrative purposes, based on funds in the trust account of approximately $125.0 million on June 30, 2012, the estimated per share redemption price would have been approximately $10.00. JWCAC does not anticipate the trust account balance at the time the Business Combination is completed will be materially greater than the funds held in trust as of June 30, 2012.

If JWCAC is forced to liquidate, JWCAC’s stockholders may be held liable for claims by third parties against JWCAC to the extent of distributions received by them.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of JWCAC’s trust account distributed to its public stockholders upon the redemption of 100% of its public shares in the event it does not consummate an initial business combination by August 23, 2012 (or August 30, 2012 if the Charter Amendment Proposal is approved) may be considered a liquidation distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is JWCAC’s intention to redeem its public shares as soon as reasonably possible following August 23, 2012 (or August 30, 2012 if the Charter Amendment Proposal is approved) in the event it does not consummate an initial business combination and, therefore, JWCAC does do not intend to comply with those procedures.

Because JWCAC will not be complying with Section 280, Section 281(b) of the DGCL requires it to adopt a plan, based on facts known to it at such time that will provide for its payment of all existing and pending claims or claims that may be potentially brought against it within the 10 years following its dissolution. However, because JWCAC is a blank check company, rather than an operating company, and its operations have been limited to searching for prospective target businesses, the only likely claims to arise would be from its vendors (such as lawyers, investment bankers, and consultants) or prospective target businesses. If JWCAC’s plan of distribution complies with Section 281(b) of the DGCL, any liability of its stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. There can be no assurance that JWCAC will properly assess all claims that may be potentially brought against it. As such, its stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of its stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of the trust account distributed to its public stockholders upon the redemption of 100% of its public shares in the event its does not consummate its initial business combination within the required timeframe is not considered a liquidation distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidation distribution.

If JWCAC is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by JWCAC’s stockholders. Furthermore, because JWCAC intends to distribute the proceeds held in the trust account to its public stockholders promptly after August 23, 2012 (or August 30, 2012 if the Charter Amendment Proposal is approved) in the event it does not consummate an initial business combination, this may be viewed or interpreted as giving preference to JWCAC’s stockholders over any potential creditors with respect to access to or distributions from JWCAC’s assets. Furthermore, JWCAC’s board of directors may be viewed as having breached its fiduciary duties to JWCAC’s creditors and/or may have acted in bad faith, thereby exposing itself and JWCAC to claims of punitive damages, by paying JWCAC stockholders from the trust account prior to addressing the claims of creditors. There can be no assurance that claims will not be brought against JWCAC for these reasons.

Unlike many other blank check companies, JWCAC does not have a specified maximum redemption threshold. The absence of such a redemption threshold will make it easier for JWCAC to consummate the business combination even if a substantial number of JWCAC’s stockholders do not agree.

Since JWCAC has no specified maximum redemption threshold, JWCAC’s structure is different in this respect from the structure that has been used by most blank check companies. Traditionally, blank check companies would not be able to consummate a business combination if the holders of the company’s public shares voted against a proposed business combination and elected to redeem or convert more than a specified percentage of the shares sold in such company’s initial public offering, which percentage threshold is typically between 19.99% and 39.99%. As a result, JWCAC may be able to consummate the business combination even though a substantial number of JWCAC’s public stockholders do not agree with the transaction and have redeemed their shares. In no event, however, will JWCAC redeem JWCAC’s public shares in an amount that would cause JWCAC’s stockholders’ equity to be less than $5,000,001 (11,575,375 shares or 92.6% of JWCAC’s issued and outstanding public shares of common stock, as of June 30, 2012). In addition, it is a condition to closing under the Contribution and Merger Agreement that holders of no more than 5,500,000 public shares exercise their redemption rights.

Activities taken by JWCAC and its affiliates to purchase, directly or indirectly, public shares will increase the likelihood of approval of the Business Combination Proposal and other proposals and may affect the market price of JWCAC’s securities during the buyback period.

Under the Contribution and Merger Agreement, prior to the closing, JWCAC has agreed not to repurchase in the open market or through privately negotiated transactions any shares of JWCAC’s common stock without the prior consent of the Sellers. If the Sellers consent, however, JWCAC may make such purchases.

JWCAC’s amended and restated certificate of incorporation permits the release to it from JWCAC’s trust account amounts necessary to purchase up to 15% of the shares sold in JWCAC’s initial public offering (1,875,000 shares) at any time commencing after the filing of a preliminary proxy statement/prospectus for the Business Combination and ending on the date of the special meeting to approve the Business Combination. Purchases would be made only in open market transactions at times when JWCAC is not in possession of any material non-public information and may not be made during a restricted period under Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Any purchases JWCAC makes would be at prices (inclusive of commissions) not to exceed the per-share amount then held in the trust account (approximately $10.00 per share). Purchasing decisions will be made based on various factors, including the then current market price of JWCAC’s common stock and the terms of the proposed Business Combination. All shares purchased by JWCAC will be immediately cancelled. Such open market purchases, if any, would be conducted by JWCAC to minimize any disparity between the then current market price of JWCAC’s common stock and the per-share amount held in the trust account.

In addition, upon consent of the Sellers JWCAC may enter into privately negotiated transactions to purchase public shares from stockholders following consummation of the Business Combination with proceeds released to it from the trust account immediately following consummation of the Business Combination. JWCAC’s Sponsor, directors, officers, advisors or their affiliates may also purchase shares in privately negotiated transactions either prior to or following the consummation of the Business Combination. Neither JWCAC nor its Sponsor, directors, officers, advisors or their affiliates will make any such purchases when such parties are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Although neither JWCAC nor its Sponsor, directors, officers, advisors or their affiliates currently anticipate paying any premium purchase price for such public shares, in the event such parties do, the payment of a premium may not be in the best interest of those stockholders not receiving any such additional consideration. In addition, the payment of a premium by JWCAC after the consummation of the Business Combination may not be in the best interest of the remaining stockholders who do not redeem their shares, because such stockholders will experience a reduction in book value per share compared to the value received by stockholders that have their shares purchased by JWCAC at a premium. Except for the limitations described above on use of trust proceeds released to JWCAC prior to consummating the Business Combination, and the requirement to obtain consent of the Sellers, there is no limit on the number of shares that could be acquired by JWCAC or its Sponsor, directors, officers, advisors or their affiliates, or the price such parties may pay.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal and other proposals and would likely increase the chances that such proposals would be approved. In addition, if the market does not view the Business Combination positively, open market purchases of public shares may have the effect of counteracting the market’s view, which would otherwise be reflected in a decline in the market price of JWCAC’s securities. In addition, the termination of the support provided by these purchases may materially adversely affect the market price of JWCAC’s securities.

As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of public shares by JWCAC or the persons described above have been entered into with any such investor or holder. JWCAC will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or other proposals.

JWCAC’s stockholders will experience immediate dilution as a consequence of the issuance of common stock as consideration in the Business Combination. Having a minority share position may reduce the influence that JWCAC’s current stockholders have on the management of TS Holdings.

TS Holdings will issue 29,500,000 shares of common stock at the closing of the Business Combination to the Sellers, subject to adjustment pursuant to the terms of the Contribution and Merger Agreement. Upon consummation of the Merger, holders of JWCAC common stock will receive one share of common stock of TS Holdings for each share of JWCAC common stock they own. As a result, holders of JWCAC common stock will receive 14,534,884 shares of TS Holdings common stock, or approximately 33% of the issued and outstanding shares of TS Holdings (assuming that no holders of public shares elect to redeem their shares for a portion of the trust account). Consequently, the ability of the former JWCAC stockholders following the Business Combination to influence management of TS Holdings through the election of directors will be substantially reduced.

If JWCAC stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of common stock of JWCAC for a pro rata portion of the trust account.

Holders of public shares are not required to affirmatively vote against the Business Combination Proposal in order to exercise their rights to redeem their shares for a pro rata portion of the trust account. In order to exercise their redemption rights, they are required to submit a request in writing and deliver their stock (either physically or electronically) to JWCAC’s transfer agent at least two business days prior to the special meeting of stockholders. Stockholders electing to redeem their shares will receive their pro rata portion of the trust account less franchise and income taxes payable, calculated as of two business days prior to the anticipated consummation of the Business Combination. See the section entitled “Special Meeting of JWCAC Stockholders — Redemption Rights” beginning on page 59 for additional information on how to exercise your redemption rights.

Directors of JWCAC have potential conflicts of interest in recommending that securityholders vote in favor of approval of the Business Combination and adoption of the Contribution and Merger Agreement and approval of the other proposals described in this proxy statement/prospectus.

When considering the JWCAC board of directors’ recommendation that the JWCAC stockholders vote in favor of the approval of the Business Combination and the adoption of the Contribution and Merger Agreement, JWCAC stockholders should be aware that directors and executive officers of JWCAC have interests in the Business Combination that may be different from, or in addition to, the interests of JWCAC stockholders. These interests include:

•	the continued right of the JWCAC founders to hold common stock in TS Holdings following conversion of the JWCAC common stock, subject to the lock-up agreements;

•	the continued right of the JWCAC founders to hold sponsor warrants to purchase shares of TS Holdings common stock;
•	the sale of public warrants to the Sellers pursuant to the terms of the Contribution and Merger Agreement;
•	the retention of two officers of JWCAC as directors of TS Holdings; and
•	the continued indemnification of current directors and officers of JWCAC under the Contribution and Merger Agreement and the continuation of directors’ and officers’ liability insurance after the Business Combination.

These interests may influence the JWCAC directors in making their recommendation that you vote in favor of the approval of the Business Combination and the adoption of the Contribution and Merger Agreement and the approval of the other transactions described in this proxy statement/prospectus.

After the closing of the Business Combination, there are significant limitations on JWCAC’s recourse against the Sellers for breach of any representations and warranties made in the Contribution and Merger Agreement.

Other than with respect to the limited matters described below, the representations and warranties in the Contribution and Merger Agreement expire as of the closing of the Business Combination and thereafter JWCAC will not have recourse against the Sellers for breaches thereof. Furthermore, to the extent that the Sellers provide notice of a breach of a representation and warranty that occurs after the date of the Contribution and Merger Agreement to JWCAC and unless JWCAC has the right to terminate the Contribution and Merger Agreement with respect thereto and exercises such right prior to the closing in accordance with the terms of the Contribution and Merger Agreement, such notice shall cure any such breach and JWCAC will not have any recourse against the Sellers with respect thereto. Notwithstanding the foregoing, the stockholders of JWCAC may have limited recourse against the Sellers with respect to
(i) certain unpaid taxes of The Tile Shop and ILTS relating to the period prior to the closing of the Business Combination, (ii) certain pre-closing liabilities of ILTS and (iii) breach of representations and warranties of the Sellers relating to ownership of the membership interests transferred to JWCAC and certain limited matters related to ILTS, each as set forth in the Contribution and Merger Agreement.

JWCAC’s founders, directors and executive officers have certain interests in consummating the Business Combination that may have influenced their decision to approve the Business Combination with Sellers.

Certain of JWCAC’s founders, directors and entities affiliated with certain of its directors and executive officers, own shares of common stock that were issued prior to JWCAC’s initial public offering. Such purchasers have waived their right to receive distributions with respect to the founder shares upon JWCAC’s liquidation which will occur if JWCAC is unable to complete the Business Combination by August 23, 2012 (or August 30, 2012 if the Charter Amendment Proposal is approved). Accordingly, the founder shares will be worthless if JWCAC is forced to liquidate. In addition, in the event of JWCAC’s liquidation, the JWCAC warrants, including the sponsor warrants held by certain of JWCAC’s directors and executive officers, will expire worthless.

Additionally, the Contribution and Merger Agreement provides that each of Messrs. Suttin and Watts will be a director of TS Holdings following the Business Combination. As such, in the future they may receive any cash fees, stock options, or stock awards that TS Holdings’ board of directors determines to pay to its non-executive directors, provided, that Mr. Suttin has agreed to initially waive his right to receive any such cash fees, stock options, or stock awards.

These financial interests of JWCAC’s founders, officers and directors and entities affiliated with them may have influenced their decision to approve the Business Combination. You should consider these interests when evaluating the Business Combination and the recommendation of JWCAC’s board of directors to vote in favor of the Business Combination Proposal and other proposals to be presented to the stockholders.

The exercise of discretion by JWCAC’s directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Contribution and Merger Agreement may result in a conflict of interest when determining whether such changes to the terms of the Contribution and Merger Agreement or waivers of conditions are appropriate and in the JWCAC’s securityholders’ best interest.

In the period leading up to the closing of the Business Combination, events may occur that, pursuant to the Contribution and Merger Agreement, would require JWCAC to agree to amend the Contribution and Merger Agreement, to consent to certain actions taken by Sellers or to waive rights that JWCAC is entitled to under the Contribution and Merger Agreement. Such events could arise because of changes in the course of The Tile Shop’s business, a request by Sellers to undertake actions that would otherwise be prohibited by the terms of the Contribution and Merger Agreement or the occurrence of other events that would have a material adverse effect on The Tile Shop’s business and would entitle JWCAC to terminate the Contribution and Merger Agreement. In any of such circumstances, it would be in the discretion of JWCAC, acting through its board of directors, to grant its consent or waive its rights. The existence of the financial and personal interests of the directors described elsewhere in this proxy statement/prospectus may result in a conflict of interest on the part of one or more of the directors between what he may believe is best for JWCAC and its securityholders and what he may believe is best for himself or his affiliates in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, JWCAC does not believe there will be any changes or waivers that its directors and officers would be likely to make after stockholder approval of the Business Combination has been obtained. While certain changes could be made without further stockholder approval, if there is a change to the terms of the transaction that would have a material impact on the stockholders, JWCAC will be required to circulate a new or amended proxy statement/prospectus or supplement thereto and resolicit the vote of its stockholders with respect to the Business Combination Proposal.

If JWCAC is unable to complete the Business Combination by August 23, 2012 (or August 30, 2012 if the Charter Amendment Proposal is approved), its amended and restated certificate of incorporation provides that its corporate existence will automatically terminate and JWCAC will dissolve and liquidate. In such event, third parties may bring claims against JWCAC and, as a result, the proceeds held in trust could be reduced and the per share liquidation price received by stockholders could be less than $10.00 per share.

JWCAC must complete the Business Combination by August 23, 2012 (or August 30, 2012 if the Charter Amendment Proposal is approved), when, pursuant to its amended and restated certificate of incorporation, its corporate existence will terminate and it will be required to liquidate. In such event, third parties may bring claims against JWCAC. Although JWCAC has obtained waiver agreements from many of the vendors and service providers it has engaged and prospective target businesses with which it has negotiated, whereby such parties have waived any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of JWCAC’s public stockholders, there is no guarantee that such parties will not bring claims seeking recourse against the trust account including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as other claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against JWCAC’s assets, including the funds held in the trust account. Further, JWCAC could be subject to claims from parties not in contract with it who have not executed a waiver, such as a third party claiming tortious interference as a result of the Business Combination. J.W. Childs Associates, L.P., or J.W. Childs, has agreed that it will be liable to JWCAC if and to the extent any claims by a vendor for services rendered or products sold to JWCAC, or a prospective target business with which JWCAC has discussed entering into a business combination agreement, reduce the amounts in the trust account to below $10.00 per share except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under JWCAC’s indemnity of the underwriters of JWCAC’s initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, J.W. Childs will not be responsible to the extent of any liability for such third party claims. However, JWCAC has not asked J.W. Childs to reserve for such indemnification obligations and there can be no assurance that J.W. Childs would be able to satisfy those obligations. None of JWCAC’s officers will indemnify JWCAC for claims by third parties including, without limitation, claims by vendors and prospective target businesses. In addition, if J.W. Childs asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, JWCAC’s independent directors would determine whether to take legal action against J.W. Childs to enforce its indemnification obligations. While JWCAC currently expects that its independent directors would take legal action on its behalf against J.W. Childs to enforce its indemnification obligations, it is possible that JWCAC’s independent directors in exercising their business judgment may choose not to do so in any particular instance.

Stockholders of JWCAC who wish to redeem their shares for a pro rata portion of the trust account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising redemption rights.

Public stockholders who wish to redeem their shares for a pro rata portion of the trust account must, among other things, tender their certificates to JWCAC’s transfer agent prior to the special meeting of stockholders or to deliver their shares to the transfer agent electronically through the DTC. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC and JWCAC’s transfer agent will need to act to facilitate this request. It is JWCAC’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because JWCAC does not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, stockholders who wish to redeem their shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

The financial statements included in this proxy statement/prospectus do not take into account the consequences to JWCAC of a failure to complete a business combination by August 23, 2012 (or August 30, 2012 if the Charter Amendment Proposal is approved).

The financial statements included in this proxy statement/prospectus have been prepared assuming that JWCAC would continue as a going concern. As discussed in Note 1 to the Notes to the JWCAC financial statements for the year ended December 31, 2011, JWCAC is required to complete the Business Combination by August 23, 2012 (or August 30, 2012 if the Charter Amendment is approved). The possibility of the Business Combination not being consummated raises substantial doubt as to JWCAC’s ability to continue as a going concern and the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

There may be tax consequences of the Business Combination that may adversely affect JWCAC stockholders.

JWCAC expects that the Business Combination can be effected such that JWCAC stockholders do not recognize gain or loss pursuant to Section 351 of the Code. To the extent the Business Combination does not so qualify, it could result in the imposition of substantial taxes on JWCAC stockholders. See the section entitled “Material U.S. Federal Income Tax Considerations to JWCAC’s Stockholders” beginning on page 89.

The JWCAC board of directors did not obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination.

The JWCAC board of directors did not obtain a third-party valuation or fairness opinion in connection with their determination to approve the Business Combination. In analyzing the Business Combination, the JWCAC board and management conducted due diligence on The Tile Shop, researched the industries in which The Tile Shop operates, reviewed comparisons of comparable companies and developed a long-range financial model and concluded that the Business Combination was in the best interest of its stockholders. The lack of a third-party valuation or fairness opinion may lead an increased number of JWCAC stockholders to vote against the Business Combination Proposal or demand redemption of their shares of JWCAC common stock, which could potentially impact JWCAC’s ability to consummate the Business Combination.

JWCAC and The Tile Shop will be subject to business uncertainties and contractual restrictions while the Business Combination is pending.

Uncertainty about the effect of the Business Combination on employees and customers may have an adverse effect on JWCAC or The Tile Shop and consequently on TS Holdings. These uncertainties may impair The Tile Shop’s ability to retain and motivate key personnel and could cause customers and others that deal with The Tile Shop to defer entering into contracts with The Tile Shop or making other decisions concerning

The Tile Shop or seek to change existing business relationships with The Tile Shop. If key employees depart because of uncertainty about their future roles and the potential complexities of the Business Combination, The Tile Shop business could be harmed.

JWCAC and TS Holdings will incur significant transaction and transition costs in connection with the Business Combination.

JWCAC and TS Holdings expect that they will incur significant, non-recurring costs in connection with consummating the Business Combination and integrating the operations of JWCAC and The Tile Shop. TS Holdings may incur additional costs to maintain employee morale and to retain key employees. JWCAC will also incur significant fees and expenses relating to financing arrangements and legal, accounting and other transaction fees and costs associated with the Business Combination. Some of these costs are payable regardless of whether the Business Combination is completed.

The unaudited pro forma financial information included in this document may not be indicative of what TS Holdings’ actual financial position or results of operations would have been.

The unaudited pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what TS Holdings’ actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 96 for more information.

Registration of the shares underlying the warrants and a current prospectus may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise its warrants and causing such warrants to expire worthless.

Under the warrant agreement, TS Holdings will be obligated to use its best efforts to maintain the effectiveness of a registration statement under the Securities Act, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. In addition, TS Holdings will be obligated to use its best efforts to register the shares of common stock issuable upon exercise of a warrant under the blue sky laws of the states of residence of the exercising warrant holder to the extent an exemption is not available.

If any such registration statement is not effective on the 60th day following the closing of the Business Combination or afterward, TS Holdings will be required to permit holders to exercise their warrants on a cashless basis, under certain circumstances specified in the warrant agreement. However, no warrant will be exercisable for cash or on a cashless basis, and TS Holdings will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the shares issuable upon such exercise are registered or qualified under the Securities Act and securities laws of the state of the exercising holder to the extent an exemption is unavailable. In no event will TS Holdings be required to issue cash, securities or other compensation in exchange for the warrants in the event that the shares underlying such warrants are not registered or qualified under the Securities Act or applicable state securities laws. If the issuance of the shares upon exercise of the warrants is not so registered or qualified, the holder of such warrant shall not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In such event, holders who acquired their warrants as part of a purchase of units will have paid the full unit purchase price solely for the shares of common stock included in the units. If and when the warrants become redeemable, TS Holdings may exercise its redemption right even if it is unable to register or qualify the underlying shares of common stock for sale under all applicable state securities laws.

TS Holdings may redeem the public warrants prior to their exercise at a time that is disadvantageous to warrantholders, thereby making their warrants worthless.

TS Holdings will have the ability to redeem the outstanding public warrants at any time after they become exercisable (which would not be before 30 days after the consummation of the Business Combination) and prior to their expiration at a price of $0.01 per warrant, provided that (i) the last reported sale price of TS Holdings common stock equals or exceeds $18.00 per share for any 20 trading days within the 30 trading-day period ending on the third business day before JWCAC sends the notice of such redemption and (ii) on the date TS Holdings gives notice of redemption and during the entire period thereafter until the time the warrants are redeemed, there is an effective registration statement under the Securities Act covering the shares of TS Holdings common stock issuable upon exercise of the public warrants and a current prospectus relating to them is available. Redemption of the outstanding public warrants could force holders of public warrants:

•	to exercise their warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so;
•	to sell their warrants at the then-current market price when they might otherwise wish to hold their warrants; or
•	to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of their warrants.

SPECIAL MEETING OF JWCAC STOCKHOLDERS

General

JWCAC is furnishing this proxy statement/prospectus to its stockholders as part of the solicitation of proxies by its board of directors for use at JWCAC’s special meeting of stockholders to be held on August 16, 2012, and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to JWCAC stockholders on or about August 3, 2012. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the special meeting of stockholders, as applicable.

Date, Time and Place of Special Meeting

The special meeting of stockholders of JWCAC will be held at 10:00 a.m. Eastern time, on August 16, 2012, at the offices of McDermott Will & Emery LLP, 340 Madison Avenue, New York, New York, or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the special meeting of stockholders if you owned shares of JWCAC common stock at the close of business on July 23, 2012, which is the record date for the special meeting of stockholders. You are entitled to one vote for each share of JWCAC common stock you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. JWCAC warrants do not have voting rights. On the record date, there were 14,534,884 shares of JWCAC common stock outstanding, of which 12,500,000 are public shares and 2,034,884 are shares held by the JWCAC founders which were acquired prior to the initial public offering.

Vote of JWCAC Founders

As of the record date for the special meeting, JWCAC’s Sponsor and independent directors owned an aggregate of approximately 14% of the outstanding shares of JWCAC common stock, consisting of 2,034,884 shares which were purchased prior to JWCAC’s initial public offering, constituting all of the founder shares. JWCAC’s founders have not purchased any shares during or after JWCAC’s initial public offering.

The JWCAC founders have waived any redemption rights, including with respect to shares of common stock purchased in the initial public offering or in the aftermarket, in connection with Business Combination. The founder shares have no redemption rights upon JWCAC’s liquidation and will be worthless if no business combination is effected by JWCAC by August 23, 2012 (or August 30, 2012 if the Charter Amendment Proposal is approved). However, the JWCAC founders are entitled to redemption rights upon JWCAC’s liquidation distributions with respect to any public shares they may own.

In connection with the initial public offering, JWCAC and Citigroup Global Markets, the representative of the underwriters of the initial public offering, entered into agreements with each of the JWCAC founders pursuant to which the JWCAC founders agreed to (i) vote their shares acquired prior to JWCAC’s initial public offering in accordance with the vote of the majority in interest of all other JWCAC stockholders with respect to the Business Combination Proposal and (ii) vote their shares acquired during and after JWCAC’s initial public offering in favor of the Business Combination Proposal.

Quorum and Required Vote for Stockholder Proposals

A quorum of JWCAC stockholders is necessary to hold a valid meeting. A quorum will be present at the special meeting of stockholders if a majority of the common stock outstanding and entitled to vote at the special meeting of stockholders is represented in person or by proxy. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum.

The Business Combination Proposal requires the affirmative vote of a majority of the shares of JWCAC common stock entitled to vote at the special meeting of stockholders. The Charter Amendment Proposal requires the affirmative vote of 65% of the shares of JWCAC common stock entitled to vote at the special meeting of stockholders. Accordingly, a JWCAC stockholder’s failure to vote by proxy or to vote in person at the special meeting, an abstention from voting, or the failure of a JWCAC stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee will have the same effect as a vote “AGAINST” the Business Combination Proposal and Charter Amendment Proposal.

The approval of Adjournment Proposal requires the affirmative vote of the holders of a majority of the shares of JWCAC common stock represented in person or by proxy and entitled to vote thereon at the special meeting of stockholders. Accordingly, abstentions will have the same effect as a vote “AGAINST” the Adjournment Proposal, while the failure of a JWCAC stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee and shares not in attendance at the special meeting will have no effect on the outcome of any vote on the Adjournment Proposal.

Recommendation to JWCAC Stockholders

JWCAC’s board of directors believes that each of the Business Combination Proposal, the Charter Amendment Proposal, and the Adjournment Proposal to be presented at the special meeting of stockholders is in the best interests of, JWCAC and its stockholders and unanimously recommends that its stockholders vote “FOR” each of the proposals.

When you consider the recommendation of JWCAC’s board of directors in favor of approval of the Business Combination, you should keep in mind that JWCAC’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:

•	the continued right of the JWCAC founders to hold common stock in TS Holdings following conversion of the JWCAC common stock, subject to the lock-up agreements;
•	the continued right of the JWCAC founders to hold sponsor warrants to purchase shares of TS Holdings common stock;
•	the sale of public warrants to the Sellers pursuant to the terms of the Contribution and Merger Agreement;
•	the retention of two officers of JWCAC as directors of TS Holdings; and
•	the continued indemnification of current directors and officers of JWCAC under the Contribution and Merger Agreement and the continuation of directors’ and officers’ liability insurance after the Business Combination.

Abstentions and Broker Non-Votes

Under the rules of various national and regional securities exchanges your broker, bank or nominee cannot vote your shares or warrants with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. JWCAC believes the proposals presented to the stockholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. If you do not provide instructions with your proxy, your bank, broker or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank, broker or nominee is not voting your shares is referred to as a “broker non-vote.”

Abstentions are considered present for the purposes of establishing a quorum but will have the same effect as a vote “AGAINST” the Business Combination Proposal, the Charter Amendment Proposal and the Adjournment Proposal. Broker non-votes, while considered present for the purposes of establishing a quorum, will have the affect of a vote “AGAINST” the Business Combination Proposal and the Charter Amendment Proposal and will have no effect on the Adjournment Proposal.

Voting Your Shares

Each share of JWCAC common stock that you own in your name entitles you to one vote on each of the proposals. Your one or more proxy cards show the number of shares of JWCAC common stock that you own. There are several ways to vote your shares of common stock:

•	You can vote your shares by one of the following methods: (1) call the toll-free number specified on the enclosed proxy card and follow the instructions when prompted, (2) access the internet website specified on the enclosed proxy card and follow the instructions provided to you, or (3) complete, sign, date and return the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the special meeting. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of JWCAC common stock will be voted, as recommended by JWCAC’s board of directors: “FOR” the Business Combination Proposal, “FOR” the Charter Amendment Proposal and “FOR” the Adjournment Proposal.
•	You can attend the special meeting of stockholders and vote in person. You will be given a ballot when you arrive. However, if your shares of common stock are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way JWCAC can be sure that the broker, bank or nominee has not already voted your shares of common stock.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the special meeting of stockholders, or at such meeting by doing any one of the following:

•	you may send another proxy card with a later date;
•	you may notify Jeffrey Teschke, JWCAC’s Secretary, in writing before the special meeting that you have revoked your proxy; or
•	you may attend the special meeting, revoke your proxy, and vote in person, as indicated above.

No Additional Matters May Be Presented at the Special Meeting

The special meeting of stockholders has been called only to consider the approval of the Business Combination Proposal, the Charter Amendment Proposal, and the Adjournment Proposal. Under JWCAC’s bylaws, other than procedural matters incident to the conduct of the meeting, no other matters may be considered at the special meeting if they are not included in the notice of the special meeting.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your shares of JWCAC’s common stock, you may call Morrow & Co., LLC, JWCAC’s proxy solicitor, at (800) 622-5200.

Redemption Rights

Pursuant to JWCAC’s amended and restated certificate of incorporation, any holders of JWCAC’s public shares may demand that such shares be redeemed into a pro rata portion of the trust account, less franchise and income taxes payble, calculated as of two business days prior to the consummation of the Business Combination. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the trust account which holds the proceeds of JWCAC’s initial public offering as of two business days prior to the consummation of the Business Combination, less franchise and income taxes payable, upon the consummation of the Business Combination. For illustrative purposes, based on funds in the trust account of approximately $125.0 million on June 30, 2012, the estimated per share redemption price would have been approximately $10.00.

In order to exercise your redemption rights, you must, prior to 4:30 p.m. Eastern time on August 14, 2012 (two business days before the special meeting), both:

•	Submit a request in writing that JWCAC redeem your public shares for cash to Continental Stock Transfer & Trust Company, JWCAC’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004
Tel: (212) 845-3287
Attn: Mark Zimkind
E-mail: mzimkind@continentalstock.com

and

•	Deliver your public shares either physically or electronically through DTC to JWCAC’s transfer agent. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent. It is JWCAC’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, JWCAC does not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

If you do not submit a written request and deliver your public shares as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the vote is taken with respect to the Business Combination Proposal at the special meeting of stockholders. If you delivered your shares for redemption to JWCAC’s transfer agent and decide prior to the special meeting of stockholders not to exercise your redemption rights, you may request that JWCAC’s transfer agent return the shares (physically or electronically). You may make such request by contacting JWCAC’s transfer agent at the phone number or address listed above.

It is a condition to the closing of the Business Combination that holders of not more than 5,500,000 public shares exercise their redemption rights.

Prior to exercising redemption rights, stockholders should verify the market price of JWCAC’s common stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. JWCAC cannot assure its stockholders that they will be able to sell their shares of JWCAC common stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in JWCAC’s common stock when JWCAC’s stockholders wish to sell their shares.

If you exercise your redemption rights, your shares of JWCAC common stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the trust account. You will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption.

If the Business Combination is not approved and JWCAC does not consummate an initial business combination by August 23, 2012 (or August 30, 2012 if the Charter Amendment is approved), JWCAC will be required to dissolve and liquidate and the warrants will expire worthless.

Appraisal Rights

In connection with the Merger, appraisal rights will be available to all JWCAC stockholders pursuant to Section 262 of the DGCL. Appraisal rights are not available to holders of JWCAC warrants. As such, holders of shares of JWCAC common stock who do not vote in favor of the Business Combination Proposal and who properly demand appraisal of their shares will be entitled to appraisal rights under Section 262 of the DGCL.

Holders of public shares electing to exercise redemption rights will not be entitled to appraisal rights.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this proxy statement/prospectus as Annex C. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262. All references in Section 262 and in this summary to a “stockholder” are to the record holder of the shares of common stock of JWCAC as to which appraisal rights are asserted. A person having a beneficial interest in shares of common stock of JWCAC held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Under Section 262 of the DGCL, holders of shares of common stock of JWCAC who do not vote in favor of the Business Combination Proposal and who otherwise follow the procedures set forth in Section 262 will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the Business Combination, together with a fair rate of interest, if any, as determined by the court.

Under Section 262, where a merger or consolidation agreement is to be submitted for adoption at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262. The notice, including the full text of Section 262, was mailed by JWCAC on July 26, 2012. A copy of the notice is included in this proxy statement/prospectus, and the full text of Section 262 is attached to this proxy statement/prospectus as Annex C. Any holder of common stock of JWCAC who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of common stock, JWCAC believes that if a stockholder considers exercising such rights, such stockholder should seek the advice of legal counsel.

Filing Written Demand

In connection with the Merger, any holder of common stock of JWCAC wishing to exercise appraisal rights must deliver to JWCAC, before the vote on the Business Combination Proposal at the special meeting of JWCAC Stockholders, a written demand for the appraisal of the stockholder’s shares, and that stockholder must not vote in favor of the adoption of the Contribution and Merger Agreement. A holder of shares of JWCAC common stock wishing to exercise appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through the effective time of the Business Combination. The stockholder must not vote in favor of the Business Combination Proposal. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the Business Combination Proposal, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the Business Combination Proposal or abstain from voting on the Business Combination Proposal. Neither voting against the Business Combination Proposal nor abstaining from voting or failing to vote on the Business Combination Proposal will, in and of itself, constitute a written demand for appraisal satisfying the requirements of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote on the Business Combination Proposal. The demand must reasonably inform JWCAC of the identity of the holder, as well as the intention of the holder to demand an appraisal of the “fair value” of the shares held by the holder. A stockholder’s failure to make the written demand prior to the taking of the vote on the Business Combination Proposal at the special meeting of JWCAC stockholders will constitute a waiver of appraisal rights.

Only a holder of record of shares of JWCAC common stock is entitled to assert appraisal rights for the shares registered in that holder’s name. A demand for appraisal in respect of shares of common stock of JWCAC should be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears on the holder’s stock certificates, should specify the holder’s name and mailing address and the number of shares registered in the holder’s name and must state that the person intends thereby to demand appraisal of the holder’s shares in connection with the Merger. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners. If the shares are held in “street name” by a broker, bank or nominee, the broker, bank or nominee may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising the rights with respect to the shares held for other beneficial owners; in such case, however, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned, the demand will be presumed to cover all shares of common stock of JWCAC held in the name of the record owner. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

All written demands for appraisal pursuant to Section 262 should be sent or delivered to JWC Acquisition Corp. at Bay Colony Corporate Center — North Entrance, 1000 Winter Street — Suite 4300, Waltham, MA 02451, Attention: Jeffrey Teschke, Secretary.

Any holder of common stock of JWCAC may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the Contribution and Merger Agreement by delivering to JWCAC, as the surviving entity of the Business Combination, a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective date of the Business Combination will require written approval of JWCAC, as the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Court deems just.

Notice by the Surviving Corporation

Within 10 days after the effective time of the Business Combination, JWCAC, as the surviving corporation, must notify each holder of common stock of JWCAC who has made a written demand for appraisal pursuant to Section 262, and who has not voted in favor of the Business Combination Proposal, that the Business Combination has become effective.

Filing a Petition for Appraisal

Within 120 days after the effective time of the Business Combination, but not thereafter, JWCAC, as the surviving entity of the Business Combination, or any holder of common stock of JWCAC who has so complied with Section 262 and is entitled to appraisal rights under Section 262, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all dissenting holders. JWCAC, as the surviving entity is under no obligation to and has no present intention to file a petition, and holders should not assume that JWCAC will file a petition. Accordingly, it is the obligation of the holders of common stock of JWCAC to initiate all necessary action to perfect their appraisal rights in respect of shares of common stock of JWCAC within the time prescribed in Section 262.

Within 120 days after the effective time of the Business Combination, any holder of common stock of JWCAC who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from JWCAC a statement setting forth the aggregate number of shares not voted in favor of the Business Combination Proposal and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation.

If a petition for an appraisal is timely filed by a holder of shares of common stock of JWCAC and a copy thereof is served upon the surviving corporation, the surviving corporation will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding, and if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

Determination of Fair Value

After determining the holders of common stock of JWCAC entitled to appraisal, the Delaware Court of Chancery will appraise the “fair value” of their shares, exclusive of any element of value arising from the accomplishment or expectation of the Business Combination, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value and, if applicable, a fair rate of interest, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the Business Combination that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the Business Combination if they did not seek appraisal of their shares. Although JWCAC believes that the exchange of JWCAC common stock for TS Holdings common stock is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, this consideration. Neither JWCAC nor TS Holdings anticipates offering more than the applicable shares of common stock of TS Holdings to any stockholder of JWCAC exercising appraisal rights, and each of JWCAC and TS Holdings reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of common stock of JWCAC is less than the applicable shares of common stock of TS Holdings, and that the methods which are generally considered acceptable in the financial community and otherwise admissible in court should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Delaware Court of Chancery will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of common stock of JWCAC have been appraised. If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court and taxed upon the parties as the Court deems equitable under the circumstances. The Court may also order that all or a portion of the expenses incurred by a stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.

If any stockholder who demands appraisal of shares of common stock of JWCAC under Section 262 fails to perfect, or successfully withdraws or loses, such holder’s right to appraisal, the stockholder’s shares of common stock of JWCAC will be deemed to have been converted at the effective time of the Business Combination into the right to receive common stock of TS Holdings. A stockholder will fail to perfect, or lose or withdraw, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the Business Combination or if the stockholder delivers to the surviving corporation a written withdrawal of the holder’s demand for appraisal and an acceptance of the common stock of TS Holdings in accordance with Section 262.

From and after the effective time of the Business Combination, no dissenting stockholder shall have any rights of a stockholder of JWCAC with respect to that holder’s shares for any purpose, except to receive payment of fair value and to receive payment of dividends or other distributions on the holder’s shares of common stock of JWCAC, if any, payable to stockholders of JWCAC of record as of a time prior to the effective time of the Business Combination; provided, however, that if a dissenting stockholder delivers to the surviving company a written withdrawal of the demand for an appraisal within 60 days after the effective time of the Business Combination, or subsequently with the written approval of the surviving company, then the right of that dissenting stockholder to an appraisal will cease and the dissenting stockholder will be entitled to receive only the Business Combination consideration in accordance with the terms of the Contribution and Merger Agreement. Once a petition for appraisal is filed with the Delaware court, however, the appraisal proceeding may not be dismissed as to any stockholder of JWCAC without the approval of the court.

Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the loss of a stockholder’s statutory appraisal rights. Consequently, any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise those rights.

Proxy Solicitation Costs

JWCAC is soliciting proxies on behalf of its board of directors. All solicitation costs will be paid by JWCAC. This solicitation is being made by mail but also may be made by telephone or in person. JWCAC and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means, including e-mail and facsimile.

JWCAC has hired Morrow & Co., LLC to assist in the proxy solicitation process. Morrow & Co., LLC will be paid a fee of $12,500 plus disbursements. Such payments will be made from non-trust account funds. If the Business Combination is successfully closed, TS Holdings will pay Morrow & Co., LLC an additional contingent fee of $23,000.

JWCAC will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. JWCAC will reimburse them for their reasonable expenses.

JWCAC and TS Holdings and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies. The underwriters of JWCAC’s initial public offering may provide assistance to JWCAC and TS Holdings and their respective directors and executive officers, and may be deemed to be participants in the solicitation of proxies. Approximately $4.38 million of the underwriters’ fees relating to JWCAC’s initial public offering were deferred pending stockholder approval of JWCAC’s initial business combination, and stockholders are advised that the underwriters have a financial interest in the successful outcome of the proxy solicitation.

PROPOSALS TO BE CONSIDERED BY JWCAC STOCKHOLDERS

Holders of JWCAC common stock are being asked to adopt the Contribution and Merger Agreement and to approve the transactions contemplated thereby, including the Business Combination. JWCAC stockholders should carefully read this proxy statement/prospectus in its entirety, including the annexes.

THE BUSINESS COMBINATION PROPOSAL

Structure of the Business Combination

The Contribution and Merger Agreement provides for the business combination of JWCAC and The Tile Shop under TS Holdings (the “Business Combination”). The Contribution and Merger Agreement is attached as Annex A to this proxy statement/prospectus. You are encouraged to read the Contribution and Merger Agreement in its entirety. Pursuant to the terms of the Contribution and Merger Agreement:

•	The Sellers other than Nabron will contribute their membership interests in The Tile Shop to TS Holdings, and Nabron will contribute its membership interest in ILTS, whose sole business is to act as a member of The Tile Shop to TS Holdings, in exchange for approximately $464.7 million (on a pro forma basis as of June 30, 2012), consisting of (i) a cash payment of $100,000,000 (the “Cash Consideration”), (ii) 29,500,000 shares of TS Holdings common stock valued at $295,000,000 (the “Stock Consideration”), and (iii) promissory notes issued by TS Holdings in the aggregate principal amount of $80,000,000 less approximately $4.3 million of indebtedness (including capitalized lease obligations) and approximately $6.0 million of deferred compensation costs of The Tile Shop at closing (the “Promissory Notes”). The Promissory Notes will have a three year term, be subject to pre-payment at any time without penalty, and bear interest at a rate of 4% per annum, payable quarterly. Upon the issuance of senior indebtedness where the proceeds of such indebtedness are used to repay not less than 50% of the aggregate principal amount of the Promissory Notes, the term of the Promissory Notes will be extended to the date 180 days following the term of such senior indebtedness and the interest rate on the outstanding principal amount of the Promissory Notes will increase to 10% per annum. If the Promissory Notes have not been repaid by TS Holdings in full by the third anniversary of the consummation of the Business Combination, up to an aggregate of $20,000,000 of the then-outstanding principal amount of the Promissory Notes will be convertible into shares of TS Holdings common stock at a conversion price of $10.00 per share. The Cash Consideration, the Stock Consideration and the Promissory Notes are each subject to adjustment at closing pursuant to the terms of the Contribution and Merger Agreement. This component of the Business Combination is referred to as the Contribution.
•	Concurrently with the Contribution, Merger Sub will merge with and into JWCAC, with JWCAC surviving, and (i) each outstanding share of JWCAC common stock will be exchanged for one share of TS Holdings common stock and (ii) each outstanding JWCAC warrant which is currently exercisable for one share of JWCAC common stock will be exercisable for one share of TS Holdings common stock. Prior to the closing, each outstanding unit of JWCAC will be separated into its component common stock and warrant, each of which will be treated as described above. This component of the Business Combination is referred to as the Merger.

As a result of the Contribution and the Merger, TS Holdings will own directly or indirectly all of the equity in The Tile Shop and JWCAC. It is anticipated that the Sellers, on the one hand, and former JWCAC stockholders, on the other hand, will hold approximately 67% and 33%, respectively, of the issued and outstanding shares of common stock of TS Holdings, assuming that no JWCAC public stockholders exercise their redemption or appraisal rights, as described below. In the event that JWCAC stockholders exercise their redemption or appraisal rights, the percentage of TS Holdings common stock owned by the Sellers following the closing will increase. For example, if the maximum number of JWCAC shares is redeemed (5,500,000), then former JWCAC stockholders and the Sellers will hold approximately and 25% and 75%, respectively, of the issued and outstanding shares of TS Holdings common stock. Robert A. Rucker, the Chief Executive Officer of The Tile Shop, will hold approximately 18.5% of the issued and outstanding shares of TS Holdings common stock, assuming no JWCAC shares are redeemed, and 19.9%, assuming the maximum number of JWCAC shares are redeemed.

Upon consummation of the Business Combination, the funds then held in JWCAC’s trust account will be released to JWCAC as promptly as practicable (less any fees paid to the trustee and to third parties who rendered services to JWCAC in connection with the Business Combination, amounts paid to stockholders who exercise their redemption rights, amounts released as deferred underwriting compensation and advisory fees and amounts paid for filings or other action required under the Contribution and Merger Agreement).

Consideration to Sellers

The following table sets forth the amount of Cash Consideration, Stock Consideration and Promissory Notes to be issued and paid to the Sellers as well as the percentage of issued and outstanding shares of TS Holdings common stock that will be held by the Sellers and the existing JWCAC stockholders (on a pro forma basis as of June 30, 2012) assuming that no shares of JWCAC common stock are redeemed and that the maximum number of shares of JWCAC common stock are redeemed. The following table does not reflect any adjustments in the event that transaction expenses are less than $3,575,000 or if JWCAC purchases public warrants through privately negotiated transactions, neither of which, JWCAC and TS Holdings believes, would have a material effect on the information presented.

	No redemption	Maximum redemption
Consideration
Cash Consideration	$100,000,000	$75,000,000
Stock Consideration(1)	295,000,000	320,000,000
Promissory Notes(2)	69,703,541	69,703,541
Total	$464,703,541	$464,703,541
Settlement of distribution payable and dividend paid to The Tile Shop members	$16,917,963	$16,917,963
Redemption of JWCAC shares	$—	$(55,000,000)
Additional shares purchased by members of JWCAC’s Sponsor	$—	$15,000,000
Shares
Shares issuable to The Tile Shop members	29,500,000	32,000,000
Shares issuable to JWCAC’s shareholders	14,534,884	9,034,884
Additional shares issuable to members of JWCAC’s Sponsor	—	1,500,000
Total(3)	44,034,884	42,534,884
Ownership interest of former members of The Tile Shop (in %)	66.99%	75.23%
Ownership interest of former shareholders of JWCAC (in %)	33.01%	24.77%

(1)	Assumes a value of $10.00 per share for each share of TS Holdings common stock to be received by the Sellers in the Business Combination.
(2)	As of June 30, 2012 the amount of Promissory Notes estimated to be issued were calculated as follows:

Initial principal amount	$80,000,000
Less: indebtedness (including capitalized lease obligations)	4,306,989
Less: deferred compensation costs	5,989,470
Net promissory notes issued	$69,703,541
(3)	The reconciliation of shares issued under the no redemption option to maximum redemption option is as follows:

Total number of shares issuable under no redemption option	44,034,884
Less: maximum number of shares of JWCAC that may be redeemed	5,500,000
Plus: additional shares issuable to members of The Tile Shop	2,500,000
Plus: additional shares issuable to members of JWCAC’s Sponsor	1,500,000
Total number of shares issuable under maximum redemption option	42,534,884

Background of the Business Combination

The terms of the Contribution and Merger Agreement are the result of negotiations between the representatives of JWCAC and the Sellers. The following is a brief description of the background of these negotiations, the Business Combination and related transactions.

JWCAC is a blank check company formed under the laws of the State of Delaware on July 22, 2010 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

On November 23, 2010, JWCAC consummated its initial public offering of 12,500,000 units, with each unit consisting of one share of JWCAC’s common stock and one warrant to purchase one share of JWCAC’s common stock at an exercise price of $11.50 per share. Prior to the consummation of the initial public offering, on August 5, 2010, JWCAC’s Sponsor purchased an aggregate of 2,464,286 shares of JWCAC common stock (the “founder shares”) for an aggregate purchase price of $25,000, or approximately $0.01 per share. On October 25, 2010, JWCAC’s Sponsor returned to JWCAC an aggregate of 124,170 of the founder shares, which were cancelled. On the same day, JWCAC’s Sponsor also transferred an aggregate of 23,400 founder shares to John K. Haley and Sonny King, each of whom agreed to serve on JWCAC’s board of directors upon the closing of the initial public offering. On January 8, 2011, JWCAC’s Sponsor and Messrs. Haley and King returned an aggregate of 305,232 founder shares to JWCAC for no consideration due to the underwriters’ over-allotment option not being exercised.

Simultaneously with the consummation of the initial public offering, JWCAC consummated the private sale of 5,333,333 warrants (the “sponsor warrants”) to JWCAC’s Sponsor at a price of $0.75 per warrant, generating gross proceeds of $4.0 million. If JWCAC does not complete an initial business combination by August 23, 2012 (or August 30, 2012 if the Charter Amendment Proposal is approved), the proceeds of the sale of the sponsor warrants will be used to fund the redemption of the public shares, and the sponsor warrants will expire and become worthless.

After deducting underwriting discounts and commissions and offering expenses, approximately $125.0 million of the proceeds of the initial public offering and the private placement of the sponsor warrants (or approximately $10.00 per unit sold in the initial public offering) was placed in a trust account with Continental Stock Transfer & Trust Company as trustee. Except for a portion of the interest income that may be released to JWCAC to pay any income or franchise taxes and to fund its working capital requirements, and any amounts necessary to purchase up to 15% of our public shares, none of the funds held in the trust account may be released until the earlier of the completion of an initial business combination and the redemption of 100% of the public shares if JWCAC is unable to consummate a business combination by August 23, 2012 (or August 30, 2012 if the Charter Amendment Proposal is approved), subject to requirements of law.

Prior to the consummation of its initial public offering, neither JWCAC, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to such a transaction with JWCAC.

On May 8, 2012, a partner of an affiliate of the Sponsor asked Mr. Suttin, Mr. Childs, Mr. Watts, and Mr. Fiorentino if they would like an introduction to a privately-owned retailer that was interested in a transaction creating liquidity but maintaining a majority equity share for its existing owners. Mr. Suttin responded that they were interested.

On May 9, 2012, Mr. Suttin participated in an introductory call with Todd Krasnow, a manager of The Tile Shop.

Between May 10, 2012 and May 14, 2012, Mr. Suttin and Mr. Krasnow communicated regarding the potential for a transaction. They agreed that a call with a broader group of JWCAC and The Tile Shop representatives was warranted.

On May 15, 2012, JWCAC and The Tile Shop entered into a confidentiality agreement to facilitate the sharing of information between them.

On May 16, 2012, a call was conducted between Messrs. Suttin and Fiorentino from JWCAC and Mr. Krasnow and Peter Jacullo, a manager of The Tile Shop. During this call, which lasted approximately one and one-half hours, Messrs. Suttin and Fiorentino provided information about JWCAC and its management team, and Messrs. Krasnow and Jacullo provided information about The Tile Shop. The participants also discussed generally the potential terms of a business combination. At the end of the call, it was agreed that there would be follow-up discussions to determine whether there was mutual interest to continue conversations and, if there was, whether in-person meetings would be the appropriate next step.

On May 16, 17 and 18, 2012, colleagues of Mr. Jacullo sent financial and other information about The Tile Shop to JWCAC management, who reviewed and analyzed this information. The financial information included historical financial statements, individual store data, and information concerning the terms of The Tile Shop’s store leases. Mr. Jacullo also provided preliminary financial projections of The Tile Shop. Thereafter, JWCAC’s management worked with The Tile Shop’s management and representatives in order for JWCAC to substantiate the data and develop revised financial projections for use in structuring the terms of the Business Combination. The revisions to the projections were made principally to take into account the costs of The Tile Shop becoming a public company, include quarterly and annual projected financial results, and to reflect accelerated new store openings. The revised financial projections for 2012 and 2013, on which the determination of the consideration payable to the Sellers was based and which did not differ materially from those initially provided by Mr. Jacullo, are included in this proxy statement/prospectus on page 73.

On May 17, 2012, Messrs. Suttin and Krasnow spoke and agreed that in-person meetings should be scheduled for May 22 and 23, 2012.

On May 22 and 23, 2012, Mr. Suttin, Mr. Watts and Mr. Fiorentino attended in-person meetings at the headquarters of The Tile Shop in Plymouth, Minnesota. These meetings included a management presentation, store tour and more detailed discussion of the potential terms of a business combination. During the meetings, Mr. Jacullo proposed that The Tile Shop be ascribed an enterprise value (including anticipated transaction expenses and the value of the founder shares) of $500 million, being 10 times expected EBITDA for 2012. He also proposed that the consideration payable to the Sellers would include a $100 million cash payment, $295,000,000 of stock, and that TS Holdings obtain $80 million of bank financing prior to the closing, which would be used to fund a pre-closing dividend in the same amount to the Sellers, with any other indebtedness (including capitalized lease obligations) and deferred compensation costs of The Tile Shop at closing reducing the consideration to the Sellers on a dollar for dollar basis. With respect to potential redemptions by holders of JWCAC public shares, Mr. Jacullo proposed that the first $15 million of redemptions would reduce working capital, and the next $25 million of redemptions would reduce the Cash Consideration to the Sellers and increase the Stock Consideration to the Sellers based on a value of $10 per share. He also expressed concern with the potential dilution from the public warrants and sponsor warrants held by JWCAC's Sponsor and its affiliate, JWC Warrant Holdings, LLC. Mr. Suttin responded by proposing a $450 million enterprise valuation, being nine times expected EBITDA for 2012, and indicating that the other terms appeared appropriate. He also said he would make a proposal concerning the warrants.

On May 24, 2012, Daron Johnson, corporate controller of The Tile Shop, provided JWCAC with additional financial and other due diligence information requested by JWCAC. Also on May 24, 2012, Mr. Suttin informed Mr. Jacullo that JWCAC management was considering Mr. Jacullo's proposed $500 million enterprise value, and would respond with a counterproposal. He sent Mr. Jacullo three financial models of the proposed transaction based on enterprise values of $450 million, $475 million and $500 million. Mr. Suttin also proposed that JWC Warrant Holdings, LLC sell 80% of the public warrants it held to the Sellers at cost, and that the Sponsor agree to share 61% of the gain from the sponsor warrants to the extent the sales price of the shares underlying the warrants were to exceed $18.00 per share.

On May 24 and 25, 2012, JWCAC management met internally and discussed further the terms of a business combination. On May 25, 2012, JWCAC instructed its counsel, McDermott Will & Emery LLP, (“McDermott”), to prepare a draft non-binding letter of intent, and to begin preparing drafts of agreements for the potential business combination. McDermott sent a draft of a non-binding letter of intent to JWCAC later that day. The structure of the transaction contemplated by that letter of intent is in all material respects the structure of the transaction provided for in the Contribution and Merger Agreement which is described beginning on page 77 of this proxy statement/prospectus. The structure was chosen primarily so that the transaction would be intended to constitute a tax-deferred transaction pursuant to Section 351 of the Code and that no gain or loss would be recognized by U.S. JWCAC stockholders who exchange JWCAC shares for TS Holdings shares.

On May 26, 2012, JWCAC sent the draft non-binding letter of intent to The Tile Shop. The non-binding letter of intent provided an enterprise value of The Tile Shop of $475 million, that JWC Warrant Holdings, LLC sell 80% of the public warrants it held to the Sellers at cost, and that the Sponsor would agree to share 61% of the gain from the sponsor warrants to the extent the sales price of the shares underlying the warrants were to exceed $18.00 per share.

On May 28, 2012, JWCAC engaged a national accounting firm to assist JWCAC’s management with financial due diligence for the potential transaction. McDermott was tasked with conducting legal due diligence.

On May 29, 2012, Mr. Jacullo provided JWCAC management with general comments on the draft non-binding letter of intent. One of these comments was that the enterprise value of The Tile Shop needed to be $500 million. In addition, Mr. Jacullo proposed that, as part of the transaction, The Tile Shop would purchase all of the public warrants held by JWC Warrant Holdings, LLC, at cost, and the Sponsor would agree for its sponsor warrants to become subject to redemption following the closing of the transaction if the trading price of the common stock of the post-closing company were to reach $18.00 per share, in the same manner as the public warrants.

On May 31, 2012, McDermott distributed a revised draft of the non-binding letter of intent to The Tile Shop. Also on May 31, 2012, Mr. Suttin spoke with Mr. Jacullo and they agreed that JWCAC would conduct site tours during the following week.

On June 1, 2012, JWCAC’s board of directors held a meeting with directors Haley and King and Messrs. Suttin, and Fiorentino and Teschke present to discuss the potential transaction. During the meeting, the board reviewed materials concerning the potential transaction which had been circulated by JWCAC management prior to the call, including information concerning The Tile Shop’s business and financial results, the process for the transaction, and the terms of the draft non-binding letter of intent.

On the same day, McDermott distributed drafts of a Contribution and Merger Agreement and other agreements for the potential business combination to The Tile Shop and its attorneys, Foley & Lardner LLP (“Foley”).

On June 4, 2012, Foley provided comments on the agreements to McDermott.

On June 4, 2012, Mr. Suttin accepted the proposal made by Mr. Jacullo on May 29, 2012, which included an enterprise valuation of The Tile Shop of $500 million.

On June 4, 5 and 6, 2012, Messrs. Suttin, Watts and Teschke conducted in-person tours of several of The Tile Shop stores and a distribution center. JWCAC management also conducted due diligence of The Tile Shop with the assistance of a national accounting firm.

On June 6, 2012, JWCAC circulated a revised version of the non-binding letter of intent reflecting Mr. Suttin’s acceptance of Mr. Jacullo’s May 29, 2012 proposal, and which included a new provision such that, if the number of shares of JWCAC common stock properly tendered for redemption exceeded 4,000,000 shares, certain members of the Sponsor would agree to purchase up to 1,500,000 shares of TS Holdings common stock from TS Holdings in a private placement, at a purchase price of $10.00 per share, in order to provide funds for the redemption of such tendered shares.

On June 7, 2012, members of JWCAC senior management, Messrs. Suttin, Watts, and Fiorentino of JWCAC and McDermott attended an in-person meeting at the offices of Foley in Boston together with Robert Rucker, President and Chief Executive Officer, and Carl Randazzo, Senior Vice President — Retail, of The Tile Shop to discuss the potential transaction, conduct a drafting session related to this proxy statement/prospectus, and to discuss the timeline for required filings and notices.

Between June 8 and June 10, 2012, McDermott and Foley exchanged drafts of the non-binding letter of intent.

On June 11, 2012, JWCAC’s board of directors held a board meeting with directors Childs, Haley and King and Messrs. Suttin and Fiorentino present. During the meeting, the board reviewed the transaction timing, the results of JWCAC’s ongoing diligence, JWCAC management’s financial model and valuation and the status of negotiations with The Tile Shop’s owners. Following the discussion, the board unanimously approved JWCAC entering into a non-binding letter of intent with The Tile Shop.

On June 11, 2012, The Tile Shop and JWCAC entered into a non-binding letter of intent.

On June 12, 2012, Foley provided comments on the Contribution and Merger Agreement to McDermott. The parties also held a conference call to discuss progress on preparing the information needed for inclusion in this proxy statement/prospectus.

From June 11, 2012 through June 28, 2012, a team from a national accounting firm visited The Tile Shop to perform due diligence and assist with document preparation.

On June 14, 2012, The Tile Shop and JWCAC agreed to add an additional term to the proposed transaction such that, if the number of shares of JWCAC common stock properly tendered for redemption exceeded 4,000,000 shares, certain members of the Sponsor would agree to purchase up to 1,500,000 shares of TS Holdings common stock from TS Holdings in a private placement, at a purchase price of $10.00 per share, in order to provide funds for the redemption of such tendered shares.

On June 18, 2012, JWCAC’s board of directors held a meeting with directors Haley and King and Mr. Suttin present. The board reviewed further the terms of the transaction, ongoing diligence, the transaction documentation, an updated financial model and valuation, a draft of a proposed investor presentation and the status of negotiations with The Tile Shop’s owners.

On June 22, 2012, The Tile Shop and JWCAC agreed that it would not be practicable to obtain the proposed $80 million in bank financing and issue a dividend prior to the closing of the transaction, and therefore the terms of the proposed transaction would be changed to provide for $80 million in promissory notes to be issued to the Sellers at the closing.

On June 22, 2012, JWCAC’s Board of Directors held a meeting with directors Childs, King and Haley, Messrs. Suttin, Fiorentino and Teschke and two partners of McDermott present. At this meeting the Board further reviewed the terms of the transaction and the most recent versions of the Contribution and Merger Agreement and the other agreements to be executed by JWCAC, a draft of this registration statement/proxy statement, a draft of a proposed investor presentation, and an updated financial model and valuation. Mr. Suttin presented the reasons for the proposed combination with The Tile Shop. Following discussion, the Board unanimously concluded that the consummation of the transactions contemplated under the proposed Contribution and Merger Agreement and the proposed Charter Amendment were in the best interests of JWCAC and its stockholders and the Board unanimously approved and adopted the Contribution and Merger Agreement and the other agreements to be executed by JWCAC in the form presented to the Board and authorized the JWCAC officers to execute and deliver such agreements, with such changes as the JWCAC officers would deem necessary and appropriate. Finally, the Board unanimously authorized that the Contribution and Merger Agreement and the Charter Amendment be submitted to the JWCAC stockholders for their approval and unanimously recommended that JWCAC stockholders approve the Contribution and Merger Agreement and the Charter Amendment.

On June 24, 2012, JWCAC’s Board of Directors held a meeting with directors Childs and Haley and Mr. Suttin present. Mr. Suttin informed the board of continuing negotiations with the Sellers and in particular discussed proposed changes to the Contribution and Merger Agreement which would provide that up to $20 million of the Promissory Notes remaining outstanding three years after the closing would convert into shares of TS Holdings common stock and that TS Holdings would indemnify the Sellers for certain incremental state income taxes that would be payable by Sellers as a result of the Business Combination.

On June 24, 2012 The Tile Shop’s board of managers held a telephonic meeting at which the board reviewed the terms of the transaction and the associated documents and approved the Contribution and Merger Agreement and the consummation of the transactions contemplated thereby. The Tile Shop’s board of managers also ratified and confirmed the resolutions of the board of directors of TS Holdings, adopted by written consent on June 24, 2012, approving the Contribution and Merger Agreement, the transactions contemplated thereby, and the filing of this proxy statement/prospectus (including the registration statement).

On June 25, 2012 at 8:30 a.m., Messrs. Suttin and Jacullo held a telephone conference and finalized the terms of the Promissory Notes and the tax indemnification to be provided to the Sellers and later in the day McDermott distributed revised drafts of the Contribution and Merger Agreement and other agreements to be executed by JWCAC.

On June 25, 2012 JWCAC’s Board of Directors held a meeting with directors Childs, Haley and King and Mr. Suttin present. Mr. Suttin explained the final changes to the terms of the Contribution and Merger Agreement and the other agreements to be executed by JWCAC, none of which he believed represented a material change to the terms discussed and approved at the Board’s June 22, 2012 meeting. Following discussion the Board unanimously approved these changes.

On June 26, 2012, McDermott and Foley distributed further revised drafts of the Contribution and Merger Agreement and the disclosure schedules to the Contribution and Merger Agreement and the other agreements to be executed by the parties. Messrs. Suttin and Jacullo and members of their respective legal, accounting and finance personnel and advisors, held numerous conference calls to review the status of the financial statements, the proposed final versions of the transaction documents and the proposed press release and investor presentation to be released after execution of the agreements.

On June 27, 2012 at 2:00 a.m., Messrs, Suttin and Jacullo and members of their respective legal, accounting and finance teams held a conference call at which the final forms of the agreements were approved by all parties and the final form of the Contribution and Merger Agreement and the other agreements to be executed by the parties were executed and delivered and signature pages were exchanged.

On June 27, 2012 at 6:00 a.m. a press release was issued announcing the Business Combination and shortly thereafter JWCAC filed a Current Report on Form 8-K attaching the press release and the investor presentation to be used in meetings later in the day. In the afternoon of June 27, 2012, JWCAC filed another Current Report on Form 8-K attaching conformed copies of the executed Contribution and Merger Agreement and other agreements signed by the parties.

JWCAC’s Board of Directors’ Reasons for the Approval of the Business Combination

At a meeting held on June 22, 2012, JWCAC’s board of directors unanimously approved the Contribution and Merger Agreement and the transactions contemplated thereby, determined that the Business Combination is in the best interests of JWCAC and its stockholders, directed that the Contribution and Merger Agreement be submitted to JWCAC’s stockholders for approval and adoption, and recommended that JWCAC’s stockholders approve and adopt the Contribution and Merger Agreement.

Before reaching its decision, JWCAC’s board of directors reviewed the results of management’s due diligence, which included:

•	research on industry trends, cycles, operating cost projections, and other industry factors;
•	extensive meetings and calls with The Tile Shop’s management team regarding operations and projections;
•	personal visits to The Tile Store’s headquarters, as well as its store and distribution center locations;
•	review of The Tile Shop’s contracts (including store leases) and other legal diligence;
•	financial, tax, and accounting diligence; and
•	creation of an independent financial model.

JWCAC’s board of directors considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, its board of directors, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of JWCAC’s board of directors may have given different weight to different factors.

In JWCAC’s prospectus for its initial public offering, JWCAC identified the following general criteria and guidelines that it believed would be important in evaluating prospective target businesses.

•	Middle-Market Growth Business. JWCAC would seek to acquire one or more growth businesses with an enterprise value ranging from $300 million to $1 billion.
•	Strong Competitive Industry Position. JWCAC would seek to acquire one or more businesses that operate within segments of the consumer products and specialty retail sectors that have strong fundamentals. The factors to be considered included include growth prospects, competitive dynamics, level of consolidation, need for capital investment and barriers to entry. Within these sectors, JWCAC would focus on companies that have a leading or niche market position. It would analyze the strengths and weaknesses of target businesses relative to their competitors, evaluating product quality, customer loyalty, cost impediments associated with customers switching to competitors, patent protection and brand positioning. JWCAC would seek to acquire one or more businesses that demonstrate advantages when compared to their competitors, which may help to protect their market position and profitability.
•	Businesses with Revenue and Earnings Growth Potential. JWCAC would seek to acquire one or more businesses that have the potential for revenue and earnings growth through a combination of brand and new product development, expense reduction and synergistic follow-on acquisitions.
•	Companies with Potential for Strong Free Cash Flow Generation. JWCAC would seek to acquire one or more businesses that have the potential to generate strong and stable free cash flow. It would focus on one or more businesses that have predictable, recurring revenue streams and low working capital and capital expenditure requirements.
•	Businesses with Experienced and Motivated Management Teams. JWCAC would seek to acquire one or more businesses with experienced management teams that have strong track records, have achieved superior performance and whose members have a substantial personal economic stake in the performance of the acquired business.

In considering the Business Combination, JWCAC’s board of directors concluded that The Tile Shop met all of the above criteria. In particular, the board considered the following positive factors, although not weighted or in any order of significance:

•	Industry Leading Position. The combination of The Tile Shop’s retail customer experience, broad assortment of products at attractive prices, exceptional customer service and vertically integrated supply chain provides a strong competitive position for The Tile Shop relative to competitors such as big box retailers and smaller tile distributors.
•	Attractive Growth Profile. The Tile Shop has a long track record of increasing net sales and earnings in multiple economic cycles through a combination of opening new retail stores and same store sales growth. Given the positive attributes of the business model, the highly fragmented marketplace in which The Tile Shop operates and its strong competitive positioning, The Tile Shop should be able to continue to open new stores in existing and new geographies and also continue to increase sales in existing retail stores.
•	Attractive New Store Economics. The Tile Shop has historically generated attractive cash on cash returns of 40% on investment in new stores, based on average adjusted four-wall contribution (store level operating profit before pre-opening costs and depreciation and amortization) during the first three years of operation divided by net cash investment (gross capital expenditures (net of tenant improvements) and inventory). A typical new store requires a net cash investment of approximately $1.4 million and achieves year one sales and adjusted four-wall contribution of approximately $1.9 million and $0.4 million, respectively, and year three sales and adjusted 4-wall contribution of approximately $2.5 million and $0.7 million, respectively.
•	Strong Free Cash Flow Potential. The Tile Shop’s business model, including returns on investments in new stores, generates substantial earnings and free cash flow which should enable it to execute its growth strategy with internally generated funds.

•	Experienced and Motivated Management Team. The Tile Shop’s management team has significant experience with the top three executives having been with The Tile Shop for more than two decades. In addition, The Tile Shop has a strong culture of commission-based selling in its retail stores, which results in a highly motivated organization.
•	Compelling Valuation. JWCAC management believes the valuation of the business combination represents a compelling valuation in comparison to publicly-traded specialty retailers.

JWCAC’s board of directors considered various industry and financial data, including certain financial analyses developed by JWCAC management in its financial model, in evaluating the consideration to be paid to the Sellers. JWCAC’s management collectively has decades of experience in the private equity business in constructing financial models, conducting valuations of businesses, and drafting and evaluating financial projections. All of the members of JWCAC’s management are affiliated with J.W. Childs L.P., a private equity firm specializing in leveraged buyouts and recapitalizations of middle-market growth companies since 1995. Although JWCAC’s board of directors did not seek a third party valuation in connection with the Business Combination, the board of directors considered valuation information regarding The Tile Shop, including industry comparisons of the enterprise values of The Tile Shop and other growth specialty retailers, best in class retailers and home improvement retailers, projections and comparisons of revenue, gross profit, EBITDA and net income, the growth outlook for the markets that The Tile Shop serves, the abilities of The Tile Shop’s management team, free cash flow characteristics, same store sales, returns on new retail stores, and ratios of total enterprise value to EBITDA, share price to earnings ratios and P/E/G (price to earnings ratio divided by estimated long term earnings growth rate) ratios. The board considered these ratios as widely-accepted evaluation methods. In making its determination that the Business Combination is in the best interests of JWCAC and its stockholders, the board of directors considered the amount of cash available in the trust account and the rollover equity incentives for members of its management. Significant drivers of value that the board considered are listed above.

JWCAC's management also prepared, in collaboration with The Tile Shop's management and representatives, projected financial results for The Tile Shop as shown in the following table:

(dollars in millions)	Projection for the Years Ending December 31,
	2012	2013
Net sales	$180	$222
Same store sales growth	5.4%	6.1%
Adjusted EBITDA(1)	$51	$61
Number of stores	66	81+

Net Income to Adjusted EBITDA Reconciliation
(dollars in millions)	Projection for the Years Ending December 31,
	2012	2013
Net income	$30	$28
Interest expense	2	3
Income taxes	6	15
Depreciation and amortization	11	12
Stock-based compensation	2	2
Adjusted EBITDA	$51	$61

(1)	For additional information on Adjusted EBITDA, See the section entitled “The Tile Shop’s Management’s Discussion And Analysis of Financial Condition And Results of Operations — Adjusted EBITDA,” beginning on page 123.

TS Holdings does not intend as a matter of course to make public projections as to future sales, earnings, or other results. The prospective financial information set forth in this table was prepared solely for the purpose of estimating the enterprise value of The Tile Shop for purposes of the Contribution and Merger Agreement. It was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of The Tile Shop’s management, was prepared on a reasonable basis, reflects the best available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected future financial performance of The Tile Shop and TS Holdings. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information. Neither The Tile Shop’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

As described in more detail below, the management and board of directors of JWCAC determined that the approximately $500 million proposed enterprise value for The Tile Shop was appropriate based on its evaluation of The Tile Shop’s profitability, free cash flow, growth prospects and the implied trading multiples of other growth specialty retailers, best in class retailers and home improvement retailers.

Based on JWCAC’s review of equity research reports written on companies in the sectors mentioned above, the primary valuation metrics used by such equity analysts are ratios of total enterprise value to EBITDA, share price to earnings ratios (P/E), and P/E/G ratios. Typically, these metrics are evaluated on the basis of current year’s and one year forward’s estimated results. When this analysis was prepared in late June 2012, JWCAC estimated that the relevant publicly traded comparable companies traded at an average of 13.2x enterprise value divided by 2012 estimated EBITDA and 11.0x enterprise value divided by 2013 estimated EBITDA. Thus, since JWCAC estimated that a $500 million enterprise value for The Tile Shop implied trading multiples of 9.8x estimated 2012 Adjusted EBITDA and 8.3x estimated 2013 Adjusted EBITDA, the management and board of directors of JWCAC believed that the proposed transaction was priced at an attractive discount when compared to other similar publicly traded companies. In addition, these similar publicly traded companies had an average price to earnings ratio (P/E) of 26.0x based on 2012 estimated earnings and 21.3x based on 2013 estimated earnings. Thus, since JWCAC estimated that a $10 per share price for The Tile Shop implied trading multiples of 18.7x estimated 2012 earnings and 15.7x estimated 2013 earnings, the management and board of directors of JWCAC believed that the proposed transaction was priced at an attractive discount when compared to other similar publicly traded companies. Finally, JWCAC determined that similar publicly traded companies had an average P/E/G ratio of 1.2x estimated 2012 earnings and 1.0x estimated 2013 earnings. Thus, since JWCAC estimated that a $10 per share price for The Tile Shop implied P/E/G trading multiples of 0.7x estimated 2012 earnings and 0.6x estimated 2013 earnings, the management and board of directors of JWCAC believed that the proposed transaction was priced at an attractive discount when compared to other similar publicly traded companies.

JWCAC’s management determined that the most relevant publicly traded retail companies are Lululemon Athletica, Michael Kors Holdings, The Fresh Market, Francesca’s Holdings, Mattress Firm Holdings, AutoZone, Dick’s Sporting Goods, GNC Holdings, The Home Depot, Tractor Supply Company and Lumber Liquidators. The sole criteria for this determination was that each of these companies is a high-growth retailer, a best-in-class retailer, or a home improvement retailer. JWCAC defines a “high-growth” retailer as a retail company whose long-term annual earnings growth rate is projected to be greater than 20%. JWCAC defines a “best-in-class” retailer as a retail company that has a leading market share in its respective category.

JWCAC’s management believes that TS Holdings is likely to be considered to be in one or more of these categories by potential investors based on its financial model. The following is the financial information of these companies and The Tile Shop considered by JWCAC’s management:

	Stock Price	Equity Value	Firm Value	CY2011				Price / EPS		Firm Value / EBITDA		P/E/G		LT Earnings Growth
($ in millions, except stock price)				Sales	EBITDA		% Margin	CY2012	CY2013	CY2012	CY2013	CY2012	CY2013
High Growth Retailers
Lululemon Athletica Inc.	$64.69	$9,312	$8,893	$1,356	$415		31%	39.8x	31.2x	21.4x	16.8x	1.5x	1.1x	27%
Michael Kors Holdings Ltd.	42.86	8,260	8,177	1,660	404		24%	41.6x	32.7x	20.2x	15.6x	1.6x	1.2x	27%
The Fresh Market, Inc.	52.69	2,532	2,560	1,168	131		11%	38.4x	31.4x	17.0x	14.0x	1.7x	1.4x	22%
Francesca’s Holdings Corporation	26.65	1,163	1,167	282	74		26%	29.6x	24.1x	15.7x	12.6x	1.1x	0.9x	28%
Mattress Firm Holding Corp.	27.17	918	1,094	1,042	120		12%	17.1x	12.5x	9.1x	6.8x	0.8x	0.6x	22%
Best-in-Class
AutoZone Inc.	$382.76	$14,328	$17,766	$8,786	$1,877		21%	15.7x	13.8x	9.5x	8.9x	1.0x	0.9x	16%
Dick’s Sporting Goods Inc.	47.53	5,615	5,247	5,855	656		11%	18.8x	16.5x	8.0x	7.1x	1.1x	1.0x	17%
GNC Holdings Inc.	37.08	3,949	4,649	2,388	447		19%	17.7x	15.4x	10.4x	9.3x	1.1x	0.9x	17%
Home Improvement
The Home Depot, Inc.	$52.02	$79,625	$87,259	$73,948	$9,140		12%	17.9x	15.8x	9.5x	8.9x	1.2x	1.1x	15%
Tractor Supply Company	86.66	6,244	6,119	4,713	521		11%	23.6x	20.1x	11.7x	10.3x	1.3x	1.1x	18%
Lumber Liquidators Holdings, Inc.	31.15	858	796	754	66		9%	25.6x	21.4x	12.1x	10.3x	1.3x	1.1x	19%
Median		$5,615	$5,247				12%	23.6x	20.1x	11.7x	10.3x	1.2x	1.1x	19%
Mean		12,073	13,066				17%	26.0	21.3	13.2	11.0	1.2	1.0	21%
The Tile Shop	10.00	$437	$502	$153	$43	(1)	28%	18.7x	15.7x	9.8x	8.3x	0.7x	0.6x	25%

Source: Company SEC Filings, Wall Street Research and Capital IQ. Data as of June 22, 2012.

(1)	Represents Adjusted EBITDA. See the section entitled “The Tile Shop’s Management’s Discussion And Analysis of Financial Condition And Results of Operations — Adjusted EBITDA,” beginning on page 123 for additional detail.

JWCAC’s management is solely responsible for all models, valuations and opinions concerning The Tile Shop and the consideration payable to the Sellers contained in this proxy statement/prospectus.

JWCAC’s board of directors also gave consideration to the following negative factors (which are more fully described in the “Risk Factors” section of this proxy statement/prospectus, although not weighted or in any order of significance:

The risk that JWCAC’s Public Stockholders would vote against the Business Combination Proposal or exercise their redemption rights

JWCAC’s board of directors considered the risk that some of the current JWCAC public stockholders would vote against the Business Combination Proposal or decide to exercise their redemption rights, thereby depleting the amount of cash available in the trust account to an amount below the minimum required to consummate the Business Combination. The board concluded, however, that this risk was substantially mitigated because (i) the terms of the Business Combination would allow up to 5.5 million shares to be redeemed, (ii) the Cash Consideration and the Stock Consideration will be adjusted if more than 1.5 million shares of JWCAC common stock are redeemed, and (iii) if more than 4 million shares of JWCAC are redeemed, the members of the Sponsor will purchase up to an additional 1.5 million shares of common stock of TS Holdings at closing.

JWCAC’s Management and Directors may have different interests in the Business Combination than the JWCAC Public Stockholders

JWCAC’s board of directors considered the fact that members of its management and board of directors may have interests in the Business Combination that are different from, or are in addition to, the interests of JWCAC stockholders generally, including the matters described under “—  Certain Benefits of JWCAC’s Directors and Officers and Others in the Business Combination ” below. However, the board of directors concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the JWAC’s initial public offering prospectus, (ii) these disparate interests would exist with respect to a business combination with any target company, (iii) the Business Combination was structured to permit JWCAC’s public stockholders to redeem a substantial portion of JWCAC common stock, and (iv) members of the Sponsor were agreeing to purchase up to an additional 1.5 million shares of common stock of TS Holdings at the closing at $10.00 per share, thereby demonstrating their confidence in the transaction.

Certain Benefits of JWCAC’s Directors and Officers and Others in the Business Combination

When you consider the recommendation of JWCAC’s board of directors in favor of approval of the Business Combination, you should keep in mind that JWCAC’s board of directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:

•	the continued right of the JWCAC founders to hold common stock in TS Holdings following conversion of the JWCAC common stock, subject to the lock-up agreements;
•	the continued right of the JWCAC founders to hold sponsor warrants to purchase shares of TS Holdings common stock;
•	the sale of public warrants to the Sellers pursuant to the terms of the Contribution and Merger Agreement;
•	the retention of two officers of JWCAC as directors and officers of TS Holdings;
•	the continued indemnification of current directors and officers of JWCAC under the Contribution and Merger Agreement and the continuation of directors’ and officers’ liability insurance after the Business Combination.

Potential Purchases of Public Shares

Although JWCAC’s amended and restated certificate of incorporation permits the release to it from JWCAC’s trust account amounts necessary to purchase up to 15% of the shares sold in JWCAC’s initial public offering (1,875,000 shares) at any time commencing after the filing of a preliminary proxy statement/prospectus for the Business Combination and ending on the date of the special meeting to approve the Business Combination, JWCAC has agreed not to exercise this right and will not purchase any public shares prior to the closing.

Redemption Rights

Pursuant to JWCAC’s amended and restated certificate of incorporation, holders of public shares may elect to have their shares redeemed for cash by JWCAC at the applicable redemption price per share calculated in accordance with JWCAC’s amended and restated certificate of incorporation. For illustrative purposes, based on funds in the trust account of approximately $125.0 million on June 30, 2012, the estimated per share redemption price would have been approximately $10.00. If you exercise your redemption rights, then you will be exchanging your shares of JWCAC common stock for cash and will no longer own shares of JWCAC or be entitled to receive common stock of TS Holdings in connection with the Business Combination. You will be entitled to receive cash for your public shares only if you properly demand redemption and deliver your shares (either physically or electronically) to JWCAC’s transfer agent prior to the special meeting of stockholders. See the section entitled “Special Meeting of JWCAC Stockholders —  Redemption Rights” beginning on page 59 for the procedures to be followed if you wish to redeem your shares for cash. It is condition to the consummation of the Business Combination that not more than 5,500,000 shares of JWCAC’s common stock be tendered for redemption. In the event that the number of shares of JWCAC common stock tendered exceeds 4,000,000 shares, certain members of the Sponsor have agreed to purchase up to 1,500,000 shares of TS Holdings common stock at a purchase price of $10.00 per share in order to provide funds for the redemption of such tendered shares.

THE CONTRIBUTION AND MERGER AGREEMENT

This section of the proxy statement/prospectus describes the material provisions of the Contribution and Merger Agreement, but does not purport to describe all of the terms of the Contribution and Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Contribution and Merger Agreement, a copy of which is attached as Annex A hereto. You are urged to read the Contribution and Merger Agreement in its entirety because it is the primary legal document that governs the Business Combination.

The Contribution and Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Contribution and Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Contribution and Merger Agreement. The representations, warranties and covenants in the Contribution and Merger Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. JWCAC and TS Holdings do not believe that these schedules contain information that is material to an investment decision.

Overview of the Business Combination

Pursuant to the terms of the Contribution and Merger Agreement, the Sellers have agreed to contribute all of their membership interests of The Tile Shop and Nabron has agreed to contribute all of its membership interests in ILTS (whose sole business is to act as a member of The Tile Shop) to TS Holdings in exchange for cash, common stock of TS Holdings and promissory notes issued by TS Holdings. The contribution by the Sellers and Nabron is collectively referred to herein as the Contribution. As a result of the Contribution, TS Holdings will own directly or indirectly all of the equity in The Tile Shop. Concurrently with the Contribution, Merger Sub will merge with and into JWCAC, with JWCAC surviving. In connection with the Merger, each outstanding share of JWCAC common stock will be exchanged for one share of TS Holdings common stock. Each outstanding JWCAC warrant, which is currently exercisable for one share of JWCAC common stock, will be assumed by TS Holdings and will be exercisable for one share of TS Holdings common stock. Prior the closing, the units of JWCAC will be separated into the component common stock and warrant, each of which will participate in the Merger as described. As a result of the Merger, JWCAC will become a wholly owned subsidiary of TS Holdings.

Structure of Business Combination

The Contribution and Merger Agreement provides for the business combination of JWCAC and The Tile Shop under TS Holdings. The Contribution and Merger Agreement is attached as Annex A to this proxy statement/prospectus. You are encouraged to read the Contribution and Merger Agreement in its entirety. Pursuant to the terms of the Contribution and Merger Agreement:

•	The Sellers other than Nabron will contribute their membership interests in The Tile Shop to TS Holdings, and Nabron will contribute its membership interest in ILTS to TS Holdings, in exchange for approximately $464.7 million (on a pro forma basis an of June 30, 2012), consisting of (i) a cash payment of $100,000,000 (the “Cash Consideration”), (ii) 29,500,000 shares of TS Holdings common stock valued at $295,000,000 (the “Stock Consideration”), and (iii) promissory notes issued by TS Holdings in the aggregate principal amount of $80,000,000 less approximately $4.3 million of indebtedness (including capitalized lease obligations) and approximately $6.0 million of deferred compensation costs of The Tile Shop at closing (the “Promissory Notes”). The Promissory Notes will have a three year term, be subject to pre-payment at any time without penalty, and bear interest at a rate of 4% per annum, payable quarterly. Upon the issuance of senior indebtedness where the proceeds of such indebtedness are used to repay not less than 50% of the aggregate principal amount of the Promissory Notes, the term of the Promissory Notes will be extended to the date 180 days following the term of such senior indebtedness and the interest rate on the outstanding principal amount of the Promissory Notes will increase to 10% per annum. If the Promissory Notes have not been repaid by TS Holdings in full by the third anniversary of the consummation of the

Business Combination, up to an aggregate of $20,000,000 of the then-outstanding principal amount of the Promissory Notes will be convertible into shares of TS Holdings common stock at a conversion price of $10.00 per share. The Cash Consideration, the Stock Consideration and the Promissory Notes are each subject to adjustment at closing pursuant to the terms of the Contribution and Merger Agreement. This component of the Business Combination is referred to as the Contribution.
•	Concurrently with the Contribution, Merger Sub will merge with and into JWCAC, with JWCAC surviving, each outstanding share of JWCAC common stock will be exchanged for one share of TS Holdings common stock, and each outstanding JWCAC warrant which is currently exercisable for one share of JWCAC common stock will be exercisable for one share of TS Holdings common stock. Prior to the closing, each outstanding unit of JWCAC will be separated into its component common stock and warrant, each of which will be treated as described above. This component of the Business Combination is referred to as the Merger.

As a result of the Contribution and the Merger, TS Holdings will own directly or indirectly all of the equity in The Tile Shop and JWCAC. It is anticipated that the Sellers, on the one hand, and former JWCAC stockholders, on the other hand, will hold approximately 67% and 33%, respectively, of the issued and outstanding shares of common stock of TS Holdings, assuming that no JWCAC public stockholders exercise their redemption or appraisal rights.

Consideration to JWCAC Securityholders

In connection with the Merger, each outstanding share of JWCAC common stock will be exchanged for one share of TS Holdings common stock. Each outstanding JWCAC warrant, which is currently exercisable for one share of JWCAC common stock, will be assumed by TS Holdings and will be exercisable for one share of TS Holdings common stock. Prior to the closing, the units of JWCAC will be separated into the component common stock and warrant, each of which will participate in the Merger as described.

Consideration to Sellers

TS Holdings will acquire, directly or indirectly, all of the outstanding membership interests of The Tile Shop. In connection with the Business Combination, the Sellers will receive approximately $464.7 million (on a pro forma basis as of June 30, 2012), consisting of (i) the Cash Consideration, (ii) the Stock Consideration and (iii) the Promissory Notes. The Cash Consideration, the Stock Consideration and the Promissory Notes are subject to the following adjustments at closing.

1.	If JWCAC stockholders exercise their rights to redeem greater than 1,500,000 shares for cash equal to their pro rata share of the aggregate amount on deposit in trust account, then (a) the Stock Consideration will be increased by the number of shares of TS Holdings common stock equal to the number of shares redeemed in excess of 1,500,000, up to a maximum increase of 2,500,000 shares and (b) the Cash Consideration will be reduced by the number of such increase in the Stock Consideration multiplied by $10.00.
2.	The aggregate principal amount of the Promissory Notes will be reduced by (x) indebtedness (including capitalized lease obligations) of The Tile Shop and its subsidiaries of approximately $4.3 million at June 30, 2012 and (y) deferred compensation due to certain current and former employees of The Tile Shop under an incentive plan to be terminated prior to closing of approximately $6.0 million at June 30, 2012.
3.	In the event that certain specified transaction expenses are less than $3,575,000, then the Stock Consideration will be increased by the number of shares equal to the amount of such deficiency divided by 10.
4.	In the event that JWCAC has entered into agreements to purchase public warrants with the consent of the Sellers’ representative then (i) the Stock Consideration will be increased by the number of shares equal to the amount paid for such public warrants divided by 10, and (ii) the Cash Consideration will be reduced by the aggregate amount of the price paid for such public warrants. The maximum number of public warrants that could be purchased by JWCAC is 8,033,115, consisting of all of the public warrants not currently held by JWC Warrant Holdings, LLC. The purchase price for any acquired public warrants will be determined in privately negotiated transactions and JWCAC cannot at this time estimate the ultimate purchase price for these warrants. Assuming for illustrative purposes that public warrants were purchased for an aggregate purchase price of $5.0 million, then the Cash Consideration would be reduced by $5.0 million and the Stock Consideration would be increased by 500,000 shares.
5.	No additional shares of TS Holdings common stock will be issued to TS, Inc. (and the amount of Cash Consideration to be received by TS, Inc. will not be reduced) under the foregoing adjustments to the extent such issuance would result in TS Holdings being unable, for federal income tax purposes, to amortize certain intangible assets after the closing. Any such shares of TS Holdings common stock that would have otherwise have been allocated to TS, Inc. will instead be issued to the other Sellers with a corresponding reduction of any Cash Consideration that such other Sellers would have received and a corresponding increase in the Cash Consideration that TS, Inc. would have received.
(6)	If the number of shares of JWCAC common stock properly tendered for redemption exceeds 4,000,000 shares, certain members of the Sponsor have agreed to purchase up to 1,500,000 shares of TS Holdings common stock from TS Holdings in a private placement, at a purchase price of $10.00 per share, in order to provide funds for the redemption of such tendered shares. It is a condition to closing under the Contribution and Merger Agreement that holders of no more than 5,500,000 shares of JWCAC common stock exercise their redemption rights.

As additional consideration for the Contribution, TS Holdings will pay to each Seller (other than Nabron) an amount equal to the aggregate state and local income taxes payable by such Seller (or its stockholders) in connection with the Contribution in excess of the state and local income taxes that would have been payable if the gain recognized by such Seller (or its stockholders) only in the state of residence of such Seller (or its stockholders). This aggregate payment is not expected to exceed $1 million and will be payable in 2013.

Promissory Notes

The Promissory Notes will have a three year term, be subject to pre-payment at any time without penalty, and bear interest at a rate of 4% per annum, payable quarterly. Upon the issuance of senior indebtedness where the proceeds of such indebtedness are used to repay not less than 50% of the aggregate principal amount of the Promissory Notes, the term of the Promissory Notes will be extended to the date 180 days following the term of such senior indebtedness and the interest rate on the outstanding principal amount of the Promissory Notes will increase to 10% per annum. If the Promissory Notes have not been repaid by TS Holdings in full by the third anniversary of the consummation of the Business Combination, up to an aggregate of $20,000,000 of the then-outstanding principal amount of the Promissory Notes will be convertible into shares of TS Holdings common stock at a conversion price of $10.00 per share.

Closing and Effective Time of the Business Combination

The Business Combination is expected to be consummated promptly following the satisfaction or waiver of the conditions described below under the subsection entitled “Conditions to the Closing of the Business Combination,” unless JWCAC and the Sellers agree in writing to hold the closing at another time but in no event will such time be later than August 23, 2012 (or August 30, 2012 if the Charter Amendment Proposal is approved).

Conditions to Closing of the Business Combination

The obligations of the parties to the Contribution and Merger Agreement to consummate the Business Combination are subject to the satisfaction (or waiver by each other party) before consummation of the Business Combination of the following specified conditions set forth in the Contribution and Merger Agreement:

(i)	the JWCAC stockholders must have approved the Contribution and Merger Agreement and the transactions contemplated by the Contribution and Merger Agreement in accordance with the Delaware General Corporation Law as (the “DGCL”), and JWCAC’s amended and restated certificate of incorporation;

(ii)	holders of not more than 5,500,000 public shares have exercised their rights to redeem their shares into a pro rata share of the trust account;
(iii)	holders of not more than 500,000 shares of JWCAC common stock have exercised their appraisal rights under the Delaware General Corporation Law;
(iv)	the applicable waiting period (and any extension thereof) under any antitrust laws have expired or been terminated;
(v)	all authorizations, approvals or permits required to be obtained from any governmental authority and all consents required from third parties required in connection with the Business Combination have been obtained;
(vi)	no governmental entity has enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which has the effect of making the Business Combination illegal or otherwise prohibiting consummation of the Business Combination substantially on the terms contemplated by the Contribution and Merger Agreement; and
(vi)	the registration statement relating to registration of the securities issued in connection with the Business Combination has been declared effective by the SEC and no stop order is in effect or pending before or threatened by the SEC and shares of TS Holdings common stock have been approved for listing on the Nasdaq Stock Market.

The obligations of JWCAC to consummate the Business Combination are subject to various additional closing conditions (unless waived by each of JWCAC):

(i)	the Sellers and The Tile Shop’s representations and warranties must be true and correct in all material respects at and as of the closing date, except to the extent that such representations and warranties are qualified by the term “material,” in which case such representations and warranties must be true and correct in all respects at and as of the closing date;
(ii)	the Sellers must have performed and complied with all of their covenants in the Contribution and Merger Agreement in all material respects through the closing;
(iii)	no material adverse effect has occurred since the date of the Contribution and Merger Agreement; and
(iv)	the delivery by The Tile Shop to JWCAC of a certificate to the effect that each of the conditions specified above has been satisfied in all material respects.

The obligations of Sellers to consummate and to cause The Tile Shop to consummate the Business Combination are subject to various additional closing conditions (unless waived the Sellers):

(i)	the representations and warranties of JWCAC in the Contribution and Merger Agreement must be true and correct in all material respects at and as of the Closing Date, except to the extent that such representations and warranties are qualified by the term “material,” in which case such representations and warranties must be true and correct in all respects at and as of the Closing Date;
(ii)	JWCAC must have performed and complied with all of its covenants in the Contribution and Merger Agreement in all material respects through the Closing; and
(iii)	JWCAC has delivered to Sellers a certificate to the effect that each of the closing conditions specified above has been satisfied in all respects.

Representations and Warranties

The Contribution and Merger Agreement contains a number of representations that each of JWCAC, the Sellers, ILTS and The Tile Shop have made to each other. These representations and warranties relate to the following: (i) due organization and good standing; (ii) authorization of the transactions; (iii) non-contravention; (iv) brokers’ fees; (v) investment; (vi) title to securities; (vii) title to assets; (viii) capitalization; (ix) subsidiaries; (x) financial statements; (xi) events subsequent to most recent fiscal year end;

(xii) absence of undisclosed liabilities; (xiii) tax matters; (xiv) real property; (xv) intellectual property; (xvi) tangible assets; (xvii) inventory; (xviii) contracts (xix) insurance; (xx) litigation; (xxi) product warranty; (xxii) product liability; (xxiii) employees; (xxiv) employee benefits; (xxv) guaranties; (xxvi) environmental, health and safety matters; (xxvii) information supplied; (xxviii) SEC filings; (xxix) financial statements; (xxx) trust account; and (xxxi) board approval.

Materiality and Material Adverse Effect

Certain of the representations and warranties are qualified by materiality or material adverse effect. For the purposes of the Contribution and Merger Agreement, material adverse effect means any effect or change that would be (or could reasonably be expected to be) materially adverse to the business, assets, condition (financial or otherwise), operating results or operations of the business as currently conducted by The Tile Shop, or to the ability of the Sellers to consummate timely the transactions contemplated by the Contribution and Merger Agreement (regardless of whether JWCAC has knowledge of such effect or change on the date of the Contribution and Merger Agreement).

Covenants of the Parties

The parties to the Contribution and Merger Agreement have agreed, during the period from the date of the Contribution and Merger Agreement until the closing of the Business Combination to the following covenants:

•	All parties will use reasonable best efforts to take all actions and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by the Contribution and Merger Agreement (including satisfaction, but not waiver, of the closing conditions).
•	The Tile Shop and its subsidiaries will give any notices to specified third parties and will use their reasonable best efforts to obtain any specified third-party consents.
•	The Sellers will cause TS Holdings to prepare and file with the SEC the registration statement to which this proxy statement/prospectus relates.
•	JWCAC will prepare and file with the SEC a proxy statement on Schedule 14A, including the proxy statement/prospectus, for the purpose of, among other things, solicitation proxies from holders of JWCAC common stock to vote at the special meeting in favor of (A) the adoption of the Contribution and Merger Agreement and the approval of the Business Combination, (B) any other proposals the parties deem necessary to effectuate the effectiveness of the registration statement, and (C) an adjournment proposal.
•	The Sellers will promptly provide JWCAC with the information concerning the operations of The Tile Shop’s business, its management and operations and financial condition required to be included in the proxy statement or the registration statement, and to cause The Tile Shop and its subsidiaries to make their managers, directors, officers and employees available to JWCAC and its counsel in connection with the drafting of the proxy statement/prospectus and responding in a timely manner to comments on the proxy statement or the registration statement from the SEC.
•	The Sellers will cause TS Holdings, with the assistance of JWCAC, to promptly respond to any SEC comments on the registration statement and will use reasonable best efforts to cause such registration statement to be declared effective by the SEC as soon after filing as practicable.
•	JWCAC, with the assistance of The Tile Shop, will promptly respond to any SEC comments on the proxy statement/prospectus and will use reasonable best efforts to have the proxy statement/prospectus cleared by the SEC under the Exchange Act as soon after filing as practicable.
•	The Sellers will cause TS Holdings to make all necessary filings with respect to the Business Combination under the Securities Act and the Exchange Act and applicable “blue sky” laws and rules and regulations thereunder.
•	Each party agrees to promptly notify the other party if at any time prior to the effective time for the Merger, any information relating to JWCAC, TS Holdings or The Tile Shop, or any of their respective subsidiaries, affiliates, officers or directors, should be discovered by JWCAC or TS Holdings, as applicable, that should be set forth in an amendment or supplement to the registration statement and the proxy statement/prospectus, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and to promptly file an appropriate amendment or supplement describing such information with the SEC and, to the extent required by law, disseminate that amendment or supplement to the stockholders of JWCAC.
•	JWCAC will, as promptly as practicable following the execution of the Contribution and Merger Agreement, (i) duly call, give notice of, convene and hold the special meeting, (ii) use reasonable best efforts to solicit the approval of the Contribution and Merger Agreement by the stockholders of JWCAC and (iii) include in the proxy statement/prospectus (A) the declaration of the board of directors of JWCAC of the advisability of the Contribution and Merger Agreement and its recommendation to the stockholders of JWCAC that they adopt the Contribution and Merger Agreement and approve the Business Combination, and (B) all other requests or approvals necessary to consummate the transactions contemplated by the Contribution and Merger Agreement; notwithstanding the foregoing, JWCAC may adjourn or postpone the special meeting as and to the extent permitted by applicable law.
•	JWCAC will (i) use its commercially reasonable efforts to cause the proxy statement, of which the proxy statement/prospectus is a part, to be declared effective by the SEC, and (ii) promptly transmit any amendment or supplement to its stockholders, if at any time prior to the special meeting there is discovered any information that should be set forth in an amendment or supplement to the Proxy Statement/Prospectus.
•	All parties will make any required filings with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Act, and will use reasonable best efforts to obtain an early termination of the applicable waiting period, and will make any further related filings that may be necessary, proper, or advisable.
•	All parties will use their commercially reasonable efforts to cause the shares of TS Holdings common stock that will be issuable in the Merger to be approved for listing on the Nasdaq Stock Market, subject to official notice of issuance, prior to the effective time of the Merger.
•	The Tile Shop and its subsidiaries will not to engage in any practice, take any action, or enter into any transaction outside the ordinary course of business, including certain specified actions, with certain exceptions, including the redemption of all special cash units outstanding.
•	The Tile Shop and its subsidiaries will keep their business and properties substantially intact, including its present operations, physical facilities, working conditions, insurance policies, and relationships with lessors, licensors, suppliers, customers, and employees.
•	The Tile Shop and its subsidiaries will permit representatives of JWCAC to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of The Tile Shop or any of its subsidiaries to all premises, properties, personnel, books, records (including tax records), contracts, and documents of or pertaining to the business of TS Holdings and its Subsidiaries.
•	Each party will have the right to supplement or amend the disclosure schedules to the Contribution and Merger Agreement. Such supplement or amendment will cure any breach that would have resulted absent such disclosure, except with respect to any event that has had or would reasonably be expected to have a material adverse effect on The Tile Shop.
•	No Seller will (and the Sellers will not cause or permit The Tile Shop or any of its subsidiaries to) (i) solicit, initiate, or encourage the submission of any proposal or offer from any person relating to the acquisition of any capital stock, membership interests or other voting securities, or any substantial portion of the assets, of The Tile Shop or any of its subsidiaries (including any acquisition structured as a merger, consolidation, or share exchange) or (ii) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any person to do or seek any of the foregoing; The Tile Shop and each Seller will notify JWCAC immediately if any person makes any such proposal, offer, inquiry, or contact.
•	The Sellers, The Tile Shop and its subsidiaries have waived any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the trust account and agreed not to seek recourse against the trust account or any funds distributed therefrom as a result of, or arising out of, any such claims against JWCAC arising under the Contribution and Merger Agreement.
•	JWCAC will cause the public trading of its units to cease and each JWCAC unit will be mandatorily separated into its component parts of the shares of JWCAC common stock and warrants.
•	Prior to the closing, TS Holdings will enter into an indemnification agreement with each of the individuals who will be directors of TS Holdings immediately after the closing.

Board of Directors of TS Holdings

Under the Contribution and Merger Agreement, the parties have agreed that the directors of TS Holdings will be William Watts (Chairman), Robert Rucker, Peter Jacullo, Todd Krasnow, Peter Kamin and Adam Suttin, with Messrs. Suttin and Jacullo in the class whose term will expire immediately prior to the annual meeting of stockholders in 2013, Messrs. Krasnow and Kamin in the class whose terms will expire immediately prior to the annual meeting of stockholders in 2014, and Messrs. Watts and Rucker in the class whose term will expire immediately prior to the annual meeting of stockholders in 2015. In addition, the parties have agreed that the members of the Audit Committee will be Messrs. Kamin, Jacullo and Suttin and members of the Compensation Committee will be Messrs. Krasnow, Jacullo and Watts. See the section entitled “TS Holdings Management After the Business Combination” beginning on page 133.

Termination

Pursuant to the terms of the Contribution and Merger Agreement, the Contribution and Merger Agreement may be terminated at any time prior to the earlier of the closing or August 23, 2012 (or August 30, 2012 if the Charter Amendment Proposal is approved), as provided below:

(i)	JWCAC and the Sellers may terminate the Contribution and Merger Agreement by mutual written consent;
(ii)	JWCAC may terminate the Contribution and Merger Agreement by giving written notice to the Sellers (i) in the event the Sellers have breached any representation, warranty, or covenant contained in the Contribution and Merger Agreement in any material respect, JWCAC has notified the Sellers of the breach, and the breach has continued without cure for a period of 10 days after the notice of breach or (ii) if the Closing has not occurred on or before the August 23, 2012 (or August 30, 2012 if the Charter Amendment Proposal is approved), by reason of the failure of any condition precedent (unless the failure results primarily from JWCAC itself breaching any representation, warranty, or covenant contained in this Agreement); and
(iii)	Sellers may terminate the Contribution and Merger Agreement by giving written notice to JWCAC (i) in the event JWCAC has breached any representation, warranty, or covenant contained in Contribution and Merger Agreement in any material respect, Sellers have notified JWCAC of the breach, and the breach has continued without cure for a period of 10 days after the notice of breach or (ii) if the closing has not occurred on or before August 23, 2012 (or August 30, 2012 if the Charter Amendment Proposal is approved) by reason of the failure of any condition precedent for which JWCAC is responsible (unless the failure results primarily from Sellers, TS Holdings or The Tile Shop breaching any representation, warranty, or covenant contained in this Agreement).

Effect of Termination

If the Contribution and Merger Agreement is terminated, all rights and obligations of the parties thereunder will terminate without any liability of any party or any of their respective affiliates or their directors, officers, partners, members, managers, employees, agents or representatives or any of them; provided that, subject to the waiver by Sellers of any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the trust account, such termination if on account of a willful breach of a covenant of a party, will not relieve any party then in breach of any such covenant contained therein for any liability suffered by any other party or intended third-party beneficiary under the Contribution and Merger Agreement, provided further that the termination and post-closing covenants in the Contribution and Merger Agreement will survive such termination.

Post-Closing Covenants

The parties also agreed to the following post-closing covenants:

•	If any further actions are necessary or desirable to carry out the purposes of the Contribution and Merger Agreement, each of the parties will take such further actions (including the execution and delivery of such further instruments and documents) as any other party may reasonably request, all at the sole cost and expense of the requesting party.
•	In the event and for so long as any party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under the Contribution and Merger Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the closing date involving the Sellers or The Tile Shop’s business, each of the other parties will cooperate with the contesting or defending party and his, her, or its counsel in the contest or defense, make available his, her, or its personnel, and provide such testimony and access to his, her, or its books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending party.
•	Each Seller will treat and hold as confidential all confidential information, refrain from using any confidential information except in connection with the Contribution and Merger Agreement, and deliver promptly to TS Holdings or destroy, at the request and option of TS Holdings, all tangible embodiments (and all copies) confidential information that are in his, her, or its possession. In the event that any Seller is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any confidential information, that Seller will notify TS Holdings promptly of the request or requirement, so that TS Holdings may seek an appropriate protective order or waive compliance. If, in the absence of a protective order or the receipt of a waiver, any Seller is, on the advice of counsel, compelled to disclose any confidential information to any tribunal or else stand liable for contempt, that Seller may disclose the confidential information to the tribunal; provided, however, that the disclosing Seller must use his, her, or its reasonable best efforts to obtain, at the reasonable request of TS Holdings, an order or other assurance that confidential treatment will be accorded to such portion of the confidential information required to be disclosed as TS Holdings shall designate.
•	For five years after the closing, (i) Robert Rucker has agreed that if he is no longer employed by The Tile Shop he will not engage directly or indirectly in any business that The Tile Shop or any of its subsidiaries conducts as of the closing date, and (ii) the Sellers and Robert Rucker have agreed not to induce or attempt to induce any vendor or other person with whom The Tile Shop or any of its subsidiaries contracts or otherwise transacts business to reduce the level of business it does with The Tile Shop or any of its subsidiaries or terminate its relationship with The Tile Shop or any of its subsidiaries, and not to solicit any employee of The Tile Shop or any of its subsidiaries to leave the employ of The Tile Shop or any of its subsidiaries or directly or indirectly hire any such employee, or assist or encourage any other person to do so.
•	All rights to indemnification for acts or omissions occurring through the closing now existing in favor of the current directors and officers of JWCAC as provided in the certificate of incorporation and bylaws of JWCAC or in any indemnification agreements will survive the Merger and continue in full force and effect.

•	For six years after the closing, TS Holdings will cause the surviving corporation to maintain the current policies of directors’ and officers’ liability insurance maintained by JWCAC as of the closing (or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from facts and events that occurred prior to the closing.

JWCAC and the Sellers have agreed to identify holders of JWCAC’s public warrants willing to sell such public warrants to JWCAC and, subject to mutual agreement, JWCAC would purchase such warrants following consummation of the Business Combination with proceeds released to it from the trust account immediately followng the closing. In the event that public warrants are purchased, the Cash Consideration will be reduced by the purchase price of such warrants and the amount of the Promissory Notes will be correspondingly increased.

Fees and Expenses

If the Contribution and Merger Agreement is terminated prior to closing, each party to the Contribution and Merger Agreement must bear their own expenses. If the Business Combination is consummated, all expenses will be paid by TS Holdings.

Amendments

The Contribution and Merger Agreement may only be amended prior to closing pursuant to a written agreement signed by JWCAC, the Sellers’ representative and The Tile Shop. After closing, the Contribution and Merger Agreement may only be amended pursuant to a written agreement signed by JWCAC, the Sellers’ representative and TS Holdings.

Public Announcements

The parties agreed that public releases and announcements concerning the Business Combination and the Contribution and Merger Agreement must be mutually agreed upon in writing prior to release, unless such announcement is required by applicable law or the rules of any stock exchange.

Name; Headquarters

After completion of the Business Combination, TS Holdings will own directly or indirectly all of the equity in The Tile Shop and JWCAC. The name of the publicly traded holding company will be Tile Shop Holdings, Inc. The corporate headquarters of TS Holdings will be located at 14000 Carlson Parkway Plymouth, Minnesota 55441.

Certificate of Incorporation; Bylaws

The Certificate of Incorporation and Bylaws of TS Holdings prior to the Business Combination will be the Certificate of Incorporation and Bylaws of TS Holdings after the Business Combination. TS Holdings’ Certificate of Incorporation and TS Holdings’ Bylaws have been filed as an exhibit to TS Holdings’ registration statement of which this proxy statement/prospectus forms a part.

Procedure for Receiving Merger Consideration

As of the effective time of the Merger, TS Holdings will deposit with its transfer agent, Continental Stock Transfer & Trust Company, for the benefit of JWCAC stockholders, shares of TS Holdings common stock to be issued pursuant to the Merger. The transfer agent will mail a letter of transmittal (with instructions for its use) to each record holder of outstanding shares of JWCAC common stock for the holder to use in surrendering the certificates that represented his, her or its shares of JWCAC common stock in exchange for certificates representing the number of shares of TS Holdings common stock to which he, she or it is entitled. TS Holdings may cause the transfer agent to return any shares of TS Holdings common stock thereon remaining unclaimed 180 days after the closing, and thereafter each remaining record holder of outstanding shares of JWCAC common stock shall be entitled to look to TS Holdings (subject to abandoned property, escheat, and other similar laws) as a general creditor thereof with respect to such shares and dividends and distributions thereon to which he, she, or it is entitled upon surrender of his, her, or its certificates.

As soon as reasonably practicable after the effective time of the Merger and the consummation of the Acquisition, the transfer agent will, upon receipt of any documents as may reasonably be required by the transfer agent, deliver electronically through DTC to the record holders of JWCAC’s common stock such number of TS Holdings common stock to which they are entitled for further distribution and credit to the accounts of the beneficial holders of such securities. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC and TS Holdings’ transfer agent will need to act to facilitate this request. JWCAC common stock surrendered in the exchange process will be cancelled. In the event of a transfer of ownership of JWCAC common stock, warrants or units that is not registered in the transfer records of JWCAC, a certificate evidencing the proper number of shares of common stock of TS Holdings may be issued in exchange therefor to a person other than the person in whose name the JWCAC common stock so surrendered is registered if certificates representing such JWCAC common stock is properly endorsed or otherwise in proper form for transfer and the person requesting such issuance pays any transfer or other taxes required by reason of the issuance of common stock of TS Holdings to a person other than the registered holder of such common stock of TS Holdings or establishes to the satisfaction of TS Holdings that such tax has been paid or is not applicable. Until surrendered, each share of common stock of JWCAC will be deemed at any time after the effective time of the Merger to represent only the right to receive upon such surrender the common stock of TS Holdings that the holder thereof has the right to receive.

No dividends or other distributions declared or made with respect to common stock of TS Holdings with a record date after the effective time of the Merger will be paid to the holder of any unsurrendered JWCAC common stock with respect to common stock of TS Holdings represented thereby, if any. Subject to the effect of applicable escheat or similar laws, following surrender of any such certificate there will be paid to the holder of whole shares of common stock of TS Holdings issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the effective time of the Merger theretofore paid with respect to such whole shares of common stock of TS Holdings and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the effective time of the Merger.

No Liability.  None of the transfer agent, TS Holdings or any party to the Contribution and Merger Agreement will be liable to a holder of common stock of TS Holdings or a holder of JWCAC common stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

Lost, Stolen or Destroyed Securities.  In the event any certificates representing common stock of JWCAC have been lost, stolen or destroyed, the transfer agent will issue in exchange for such lost, stolen or destroyed stock certificates, upon the making of an affidavit and indemnity of that fact by the holder thereof in a form that is reasonably acceptable to the transfer agent, the required number of common stock of TS Holdings; provided, however, that TS Holdings may, in its reasonably commercial discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed JWCAC stock certificate to deliver a bond in such sum as it may reasonably direct against any claim that may be made against TS Holdings or the transfer agent with respect to the shares of common stock of JWCAC represented by the certificate alleged to have been lost, stolen or destroyed.

Lock-Up Agreement of the Sellers

The Sellers have entered into lock-up agreements effective upon the consummation of the Business Combination pursuant to which the Sellers will not sell any of their shares of TS Holdings common stock until the earlier of (i) one year after the closing date or earlier if subsequent to the closing date, the last sales price of TS Holdings common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period commencing at least 150 days after the closing date or (ii) TS Holdings consummates a liquidation, merger, stock exchange or other similar transaction that results in all of the stockholders of TS Holdings having the right to exchange their shares of TS Holdings common stock for cash, securities or other property. These transfer restrictions do not apply to certain permitted transfers, including transfers to family members, entities established for estate planning purposes, controlled corporations and other entities.

Lock-Up Agreement of the Members of Sponsor

The members of Sponsor have entered into a lock-up agreement effective upon the consummation of the Business Combination covering (i) 1,744,187 shares of TS Holdings common stock issued to the members of Sponsor that are not subject to return to TS Holdings (non-earnout shares), (ii) 290,697 shares of TS Holdings common stock issued to members of Sponsor that are subject to return to TS Holdings for cancellation (earnout shares) and (iii) and up to 1.5 million shares of TS Holdings common stock that may be issued to the members of the Sponsor in the even that more than four million shares of JWCAC common stock are redeemed (additional shares). Under the terms of the lock-up agreement, the members of the Sponsor will not sell the non-earnout shares or the additional shares until the earlier of one year after the closing date or earlier if the last sales price of TS Holdings common stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the closing date or if TS Holdings consummates a liquidation, merger, stock exchange or other similar transaction that results in all of the stockholders of TS Holdings having the right to exchange their shares of TS Holdings common stock for cash, securities or other property. The members of the Sponsor have agreed that they will not sell the earnout shares until (a) two years after the closing date or earlier if the last sales price of TS Holdings common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the closing date, or (b) TS Holdings consummates a liquidation, merger, stock exchange or other similar transaction that results in all of the stockholders of TS Holdings having the right to exchange their shares for cash, securities or other property that equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like). These transfer restrictions do not apply to certain permitted transfers, including transfers to family members, entities established for estate planning purposes, controlled corporations and other entities. The earnout shares will be cancelled on the second anniversary of the closing, unless prior to such time (i) the last sales price of TS Holdings common stock equals or exceeds $12.00 per share, or (ii) TS Holdings consummates a liquidation, merger, stock exchange or other similar transaction that results in all of the stockholders of TS Holdings having the right to exchange their shares of TS Holdings common stock for cash, securities or other property for an amount which equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and similar events).

Warrant Purchase Agreement

The Sellers and an affiliate of the Sponsor have entered into an agreement pursuant into which the Sellers or their assignees will purchase from such affiliate at the closing an aggregate of 4,466,885 public warrants exercisable for an equal number of JWCAC common stock, for an aggregate purchase price of $3,419,327. These public warrants were acquired by the affiliate following the initial public offering of JWCAC, and the purchase price of $3,419,327 is equal to the price paid by such affiliate.

Sponsor Agreement

The Sponsor, its members and TS Holdings have entered into an agreement under which (i) immediately prior to the effective time of the Merger, the Sponsor will distribute to its members all of the shares of Company’s common stock held by the Sponsor, (ii) immediately prior to the effective time of the Merger, each holder of sponsor warrants will waive their rights and the rights of their permitted transferees to exercise the sponsor warrants for cash and such sponsor warrants may only be exercised on a cashless basis and prior to such cashless exercise such members will not sell, assign or otherwise transfer any of the sponsor warrants other than to certain permitted transferees on terms set forth in the warrant agreement relating thereto; (iii) the sponsor warrants will be subject to redemption after the underlying shares of the common stock of TS Holdings exceed $18 per share in the same manner that the public warrants are subject to redemption; (iv) members of the Sponsor will agree to purchase at the closing of the Business Combination up to 1,500,000 shares of the common stock of TS Holdings at a price of $10 per share to the extent that holders of greater than 4,000,000 shares of JWCAC common stock have exercised their redemption rights for a cash payment from the trust account, (v) the members of the Sponsor will not purchase, directly or indirectly, any public warrants prior to 18 months after the closing of the Business Combination and (vi) each of the members of the Sponsor agreed to cause J.W. Childs Associates, L.P. to waive any of its rights to convert any reimbursed advances made by J.W. Childs Associates, L.P. to JWCAC into warrants.

Registration Rights Agreement

The Sellers, the members of the Sponsor and TS Holdings have entered into registration rights agreement under which the Sellers and the members of the Sponsor will be entitled to registration rights with respect to their shares of TS Holdings common stock. The holders of a majority in interest of TS Holdings common stock held by the Sellers will be entitled to require TS Holdings, on up to four occasions, to register under the Securities Act the shares of common stock they receive in the Business Combination or may receive upon conversion of the Promissory Notes. The holders of a majority in interest of TS Holdings common stock held by the JWCAC founders will be entitled to require TS Holdings, on up to two occasions, to register under the Securities Act the shares of common stock they receive in the Business Combination, and any shares issued to the JWCAC founders pursuant to the exercise of the sponsor warrants. The securities that may be registered pursuant to the registration rights agreement are referred to as registrable securities. Demand registration may be made pursuant to the registration rights agreement so long as the estimated market value of the shares of common stock to be registered is at least $10,000,000. The majority in interest of each of the Sellers and the JWCAC founders may elect to exercise these registration rights at any time after the earlier of (i) one year after the closing date or earlier if, subsequent to the closing date, the last sales price of TS Holdings common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the closing date or (ii) TS Holdings consummates a subsequent liquidation, merger, stock exchange or similar transaction that results in all of the stockholders of TS Holdings having the right to exchange their shares of common stock for cash, securities or other property. In addition, these stockholders will have certain “piggyback” registration rights on registration statements filed after TS Holdings consummates the Business Combination. TS Holdings will bear the expenses incurred in connection with the filing of any such registration statements.

Offer Letter Agreements

In June 2012, as the result of arm’s length negotiations, TS Holdings entered into an offer letter agreement with Mr. Rucker setting forth the terms and conditions of his employment effective upon consummation of the Business Combination. The offer letter agreement provides for an annual base salary of $303,991 for the remainder of the 2012 fiscal year and an annual base salary of $500,000 for the 2013 fiscal year, subject to increases and modifications as determined by TS Holdings’ board of directors and its compensation committee. Mr. Rucker’s current base salary with The Tile Shop is $303,991. Pursuant to the offer letter agreement, Mr. Rucker is entitled to receive severance benefits if his employment is terminated by TS Holdings without cause at any time or if he is constructively terminated by TS Holdings, subject to execution of a full release in favor of TS Holdings. In such an event, Mr. Rucker is entitled to continued payment of his base salary for twelve months and an additional payment in an amount equal to twelve times TS Holdings’ contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. Upon a change of control, Mr. Rucker is also entitled to full vesting acceleration with respect to any unvested equity awards if he is terminated without cause or if he is constructively terminated prior to the first anniversary of the change of control.

In June 2012, as the result of arm’s length negotiations, TS Holdings entered into offer letter agreements with each of Messrs. Kinder, Randazzo, and Behrman setting forth the terms and conditions of each such individual’s respective employment effective upon consummation of the Business Combination. The offer letter agreements provide for an annual base salaries of $200,000, $200,000, and $119,000, respectively, for Messrs. Kinder, Randazzo, and Behrman, subject to increases and modifications as determined by TS Holdings’ board of directors and its compensation committee. Messrs. Kinder’s, Randazzo’s, and Behrman’s current base salary with The Tile Shop are $162,000, $170,000, and $119,000, respectively. Pursuant to the offer letter agreements, each of Messrs. Kinder, Randazzo and Behrman is entitled to receive severance benefits if his employment is terminated by TS Holdings without cause at any time or if he is constructively terminated by TS Holdings, subject to execution of a full release in favor of TS Holdings. In such an event, each of Messrs. Kinder, Randazzo and Behrman is entitled to continued payment of his base salary for six months and an additional payment in an amount equal to six times TS Holdings’ contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. Upon a change of control, each of Messrs. Kinder, Randazzo and Behrman is also entitled to full vesting acceleration with respect to any unvested equity awards if he is terminated without cause or if he is constructively terminated prior to the first anniversary of the change of control.

In July 2012, as the result of arm’s length negotiations, TS Holdings entered into an offer letter agreement with Mr. Clayton setting forth the terms and conditions of his employment, effective upon consummation of the Business Combination. The offer letter agreement provides for an annual base salary of $200,000, subject to increases and modifications as determined by TS Holdings’ board of directors and its compensation committee. Pursuant to the offer letter agreement, Mr. Clayton is entitled to receive severance benefits if his employment is terminated by TS Holdings without cause at any time or if he is constructively terminated by TS Holdings, subject to execution of a full release in favor of TS Holdings. In such an event, Mr. Clayton is entitled to continued payment of his base salary for six months and an additional payment in an amount equal to six times TS Holdings’ contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. Upon a change of control, Mr. Clayton is also entitled to full vesting acceleration with respect to any unvested equity awards if he is terminated without cause or if he is constructively terminated prior to the first anniversary of the change of control.

In connection with their offer letter agreements, each of Messrs. Rucker, Clayton, Kinder, Randazzo, and Behrman agreed not to compete, directly or indirectly, with TS Holdings or solicit any of its employees or business contacts during the term of his employment and for a period of two years, one year, one year, one year, and one year thereafter, respectively. Notwithstanding the foregoing, TS Holdings may, at its election, extend the term of the non-compete and non-solicit obligations to which Messrs. Clayton, Kinder, and Randazzo are subject to be for a period of two years following termination of employment; provided, that TS Holdings provides the applicable individual with continued payment of his base salary for twelve months (in lieu of six months) and an additional payment in an amount equal to twelve times (in lieu of six times) TS Holdings’ contribution amount for the monthly health insurance premium for him during the month immediately prior to termination.

Material U.S. Federal Income Tax Considerations to JWCAC’s Stockholders

The following is a summary of the material U.S. federal income tax considerations relating to the Merger to holders of JWCAC common stock, and the acquisition, holding, and disposition of TS Holdings common stock. This summary, based upon the assumptions and subject to the limitations described below, constitutes the opinion of McDermott Will & Emery LLP. This summary is based upon the Internal Revenue Code of 1986, as amended, or the Code, the regulations promulgated by the U.S. Treasury Department, or the Treasury regulations, current administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary. This summary does not discuss the impact that U.S. state and local taxes and taxes imposed by non-U.S. jurisdictions could have on the matters discussed in this summary. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular stockholder in light of its investment or tax circumstances or to stockholders subject to special tax rules, such as:

•	U.S. expatriates;
•	persons who mark-to-market JWCAC or TS Holdings common stock;
•	S corporations;
•	U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar;
•	financial institutions;
•	insurance companies;
•	broker-dealers;

•	regulated investment companies (or RICs);
•	REITs;
•	trusts and estates;
•	stockholders who receive TS Holdings common stock through the exercise of employee stock options or otherwise as compensation;
•	persons holding JWCAC or TS Holdings common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;
•	persons subject to the alternative minimum tax provisions of the Internal Revenue Code;
•	persons holding their interest in JWCAC or TS Holdings through a partnership or similar pass-through entity;
•	tax-exempt organizations;
•	non-U.S. stockholders (as defined below, and except as otherwise discussed below); and
•	JWCAC’s Sponsor.

This summary assumes that stockholders hold JWCAC common stock and will hold TS Holdings common stock as capital assets, which generally means as property held for investment.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE MERGER AND THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF JWCAC AND TS HOLDINGS COMMON STOCK DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE MERGER AND THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDING TS HOLDINGS COMMON STOCK TO ANY PARTICULAR STOCKHOLDER WILL DEPEND ON THE STOCKHOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF TS HOLDINGS COMMON STOCK.

U.S. Federal Income Tax Considerations to U.S. JWCAC Stockholders

This section summarizes the U.S. federal income tax considerations of the Merger, and the acquisition, holding, and disposition of TS Holdings common stock, to U.S. stockholders holding JWCAC common stock. For these purposes, a U.S. stockholder is a beneficial owner of JWCAC or TS Holdings stock who for U.S. federal income tax purposes is:

•	a citizen or resident of the U.S.;
•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or of a political subdivision thereof (including the District of Columbia);
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

Tax Consequences of the Merger

It is intended that the exchange by JWCAC stockholders of their common stock for common stock of TS Holdings pursuant to the Merger, in combination with the contribution by the Sellers (other than Nabron) of their membership interests in The Tile Shop to TS Holdings and the contribution by Nabron of its membership interests in ILTS to TS Holdings pursuant to the Business Combination, will constitute a tax-deferred transaction pursuant to Section 351 of the Code and that no gain or loss will be recognized by the U.S. JWCAC stockholders who exchange JWCAC shares solely for TS Holdings shares. The adjusted tax basis of the shares of TS Holdings received by such a holder of JWCAC shares in the Merger will be the same as the adjusted tax basis of the JWCAC shares surrendered in exchange therefor. The holding period of the shares of TS Holdings received in the Merger by such a holder of JWCAC shares will include the period during which such JWCAC shares were held on the date of the Merger.

Notwithstanding the foregoing, there is a risk that the outstanding JWCAC warrants, which are currently exercisable for one share of JWCAC common stock and will be, following the Merger, exercisable for one share of TS Holdings common stock, will be treated for U.S. federal income tax purposes as having been “exchanged” by the holders of such warrants for “new warrants”. Because the terms of the warrants are not otherwise being changed pursuant to the Merger and because the terms of the warrants, when originally issued, contemplated, among other things, the warrants becoming exercisable into shares of another corporation under circumstances similar to the Merger, JWCAC does not believe that the warrants becoming exercisable into shares of TS Holdings common stock should be treated for U.S. federal income tax purposes as giving rise to an exchange of the warrants for new warrants. If the warrants were to be treated as having been exchanged for new warrants, a JWCAC stockholder holding such warrants would be required to recognize gain, but not loss, as a result of the Merger equal to the lesser of (i) such stockholder’s “realized gain” from the exchange (generally the excess of the sum of the fair market value of the TS Holdings common stock received and new warrants treated as having been received over such stockholder’s aggregate tax basis in the JWCAC common stock exchanged and warrants treated as having been exchanged), or (ii) the fair market value of the new warrants treated as having been received. Any such gain would generally be long-term capital gain if the stockholder’s holding period for the JWCAC common stock and warrants was more than one year at the time of the Merger. In that case, the JWCAC stockholder’s tax basis in the new warrants treated as having been received in the exchange would be equal to the fair market value of such warrants at the time of the Merger.

U.S. stockholders who exercise redemption rights and elect to receive cash in exchange for their JWCAC shares in the Business Combination will recognize gain or loss on such exchange equal to the difference between the amount of cash received and such stockholder’s adjusted basis in the JWCAC stock exchanged therefor. Such gain or loss will be long-term capital gain or loss if the holder’s holding period of such shares is more than one year at the time of the exchange. Stockholders who hold different blocks of JWCAC stock (generally, shares of JWCAC stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Tax Consequences of Owning TS Holdings Common Stock and Warrants Exercisable for Shares of TS Holdings Common Stock

Dividends and Other Distributions on TS Holdings Common Stock

Distributions on TS Holdings common stock will generally constitute dividends for U.S. federal income tax purposes to the extent paid from TS Holdings’ current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds TS Holdings’ current or accumulated earnings and profits, the excess will first be treated as a tax-free return of capital and will reduce (but not below zero) the U.S. stockholder’s adjusted tax basis in the TS Holdings common stock, and any remaining excess will be treated as capital gain from a sale or exchange of TS Holdings common stock and subject to the tax treatment described below in “Disposition of Common Stock”.

Dividends received by a corporate U.S. stockholder generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions, and provided certain holding period requirements are met, dividends received by a non-corporate U.S. stockholder generally will constitute “qualified dividends” that will be subject to tax at the maximum rate accorded to capital gains for tax years beginning on or before December 31, 2012, after which the rate applicable to dividends is currently scheduled to change to the tax rate generally then applicable to ordinary income.

Disposition of Common Stock

Upon the sale, exchange or other disposition of TS Holdings common stock, a U.S. stockholder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale, exchange or other disposition of TS Holdings common stock and the U.S. stockholder’s adjusted tax basis in such stock. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. stockholder’s holding period for such shares exceeds one year. Long-term capital gains of non-corporate U.S. stockholders are currently subject to a reduced maximum tax rate of 15% for tax years beginning on or before December 31, 2012. After December 31, 2012, the maximum capital gains rate is scheduled to increase. The deductibility of capital losses is subject to limitations.

Exercise or Lapse of a Warrant

A U.S. stockholder generally will not recognize gain or loss upon the exercise of a warrant exercisable for shares of TS Holdings common stock. TS Holdings common stock acquired pursuant to the exercise of such a warrant will have a tax basis equal to the U.S. stockholder’s adjusted tax basis in the warrant increased by the exercise price paid to exercise the warrant. The holding period of such TS Holdings common stock will begin on the date following the date of exercise of the warrant (or possibly the date of exercise).

If the warrant is allowed to lapse unexercised, a U.S. stockholder will have a capital loss equal to such stockholder’s tax basis in the warrant. Such loss will be long-term if the warrant has been held for more than one year.

Adjustment to Exercise Price

Under Section 305 of the Code, if certain adjustments are made (or not made) to the number of shares to be issued upon the exercise of a warrant or to the warrant’s exercise price, a U.S. stockholder may be deemed to have received a constructive distribution with respect to the warrant, which could result in the inclusion of dividend income.

U.S. Federal Income Tax Considerations to Non-U.S. JWCAC Stockholders

This section summarizes the U.S. federal income tax considerations of the Merger, and the acquisition, holding, and disposition of TS Holdings common stock, to non-U.S. stockholders holding JWCAC stock. For these purposes, a non-U.S. stockholder is a beneficial owner of JWCAC or TS Holdings stock who is neither a U.S. stockholder nor an entity that is treated as a partnership for U.S. federal income tax purposes.

Tax Consequences of the Merger

A non-U.S. stockholder who exchanges JWCAC shares solely for TS Holdings shares as a result of the Merger will generally be treated in the same manner as a U.S. stockholder for U.S. federal income tax purposes, and a non-U.S. stockholder who exercises redemption rights and elects to receive cash in exchange for JWCAC shares in the Business Combination will generally be treated in the same manner as a U.S. stockholder for U.S. federal income tax purposes except that any such non-U.S. stockholder will not be subject to U.S. federal income tax on the exchange unless (i) such holder is engaged in a trade or business within the United States and any gain recognized in the exchange is treated as effectively connected with such trade or business (in which case the non-U.S. stockholder will generally be subject to the same treatment as a U.S. stockholder with respect to the exchange) or (ii) such holder is an individual who is present in the United States for 183 days or more during the taxable year in which the Business Combination takes place and has a “tax home” in the United States (in which case the non-U.S. stockholder will be subject to a 30% tax on the individual’s net capital gain for the year).

Tax Consequences of Owning TS Holdings Common Stock and Warrants Exercisable for Shares of TS Holdings Common Stock

Dividends and Other Distributions on TS Holdings Common Stock

In general, any distributions made to a non-U.S. stockholder of shares of TS Holdings common stock (and any constructive distributions a non-U.S. stockholder may be deemed to receive, as described above under “Adjustment to Exercise Price”), to the extent paid out of current or accumulated earnings and profits of TS Holdings (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes. Provided such dividends are not effectively connected with the non-U.S. stockholder’s conduct of a trade or business within the United States, such dividends generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Any distribution not constituting a dividend will be treated first as a tax-free return of capital and will reduce (but not below zero) the non-U.S. stockholder’s adjusted tax basis in its shares of TS Holdings common stock and any remaining excess will be treated as gain realized from the sale or other disposition of the common stock, as described under “— Disposition of Common Stock or Warrants” below.

Dividends paid to a non-U.S. stockholder that are effectively connected with such non-U.S. stockholder’s conduct of a trade or business within the United States generally will not be subject to U.S. withholding tax, provided such non-U.S. stockholder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends generally will be subject to U.S. federal income tax at the same graduated individual or corporate rates applicable to U.S. stockholders. If the non-U.S. stockholder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. stockholder who wishes to claim the benefit of an applicable treaty rate for dividends will be required (a) to complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such stockholder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if the TS Holdings common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations.

A non-U.S. stockholder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Exercise or Lapse of a Warrant

The U.S. federal income tax treatment of a non-U.S. stockholder’s exercise or lapse of a warrant generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. stockholder, as described under “U.S. Federal Income Tax Considerations to U.S. JWCAC Stockholders — Exercise or Lapse of a Warrant” above. However, capital losses recognized by a non-U.S. stockholder on lapse of a warrant will generally be taken into account for U.S. income tax purposes only in the circumstances described under “— Disposition of Common Stock or Warrants.”

Disposition of Common Stock or Warrants

A non-U.S. stockholder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, exchange or other disposition of TS Holdings common stock or warrants exercisable for shares of TS Holdings common stock (including redemption of such warrants) unless:

•	the gain is effectively connected with the conduct of a trade or business by the non-U.S. stockholder within the United States;
•	the non-U.S. stockholder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or
•	TS Holdings is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. stockholder held TS Holdings common stock or warrants exercisable for shares of TS Holdings common stock and, in the case where shares of TS Holdings common stock are regularly traded on an established securities market, the non-U.S. stockholder has owned, directly or indirectly, more than 5% of TS Holdings common stock at any time within the shorter of the five-year period preceding a disposition of TS Holdings common stock or such non-U.S. stockholder’s holding period for the shares of TS Holdings common stock (or, in the case of a disposition of warrants exercisable for shares of TS Holdings common stock, the non-U.S. stockholder owned warrants exercisable for shares of TS Holdings common stock that is regularly traded on an established securities market and that had a fair market value on the date they were acquired that was greater than the fair market value on that date of 5% of such TS Holdings common stock).

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates. Any gain described in the first bullet point above of a non-U.S. stockholder that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Gain described in the second bullet point above (which may be offset by U.S. source capital losses) will be subject to a flat 30% U.S. federal income tax.

With respect to the third bullet point above, there can be no assurance that TS Holdings common stock will be treated as regularly traded on an established securities market. TS Holdings does not believe that it will be a “United States real property holding corporation” for U.S. federal income tax purposes.

Backup Withholding

In order to avoid “backup withholding” on a payment of cash to a holder of JWCAC shares, pursuant to such stockholder’s election to receive cash in exchange for their JWCAC shares, a U.S. stockholder must, unless an exception applies under applicable law and regulations, provide us with his or her correct taxpayer identification number on a Substitute Form W-9, and certify under penalty of perjury that such stockholder is not subject to backup withholding and that his or her taxpayer identification number is correct, and a non-U.S. stockholder must, unless an exception applies under applicable law and regulations, certify that he or she is a non-U.S. stockholder on an applicable IRS Form W-8. A Substitute Form W-9 will be included with the letter of transmittal to be sent to JWCAC stockholders by the exchange agent. If a JWCAC stockholder fails to provide his or her correct taxpayer identification number or the required certifications, such stockholder may be subject to penalty by the IRS and any cash payments such stockholder would otherwise receive in consideration for shares of JWCAC in the Business Combination may be subject to backup withholding at a rate of 28%. Any amount withheld under the backup withholding rules may be allowed as a refund or credit against such stockholder’s U.S. federal income tax liability provided that such stockholder timely furnishes certain required information to the IRS.

Anticipated Accounting Treatment

The Tile Shop is considered to be the acquirer for accounting purposes because it will obtain effective control of JWCAC. The Tile Shop does not have a change in control since The Tile Shop’s operations will comprise the ongoing operations of the combined entity, its senior management will serve as the senior management of the combined entity, and its former equity owners will own a majority voting interest in the combined entity and be able to elect a majority of the combined entity’s board of directors. Accordingly, the Business Combination does not constitute the acquisition of a business for purposes of Financial Accounting Standards Board’s Accounting Standard Codification 805, “Business Combinations,” or ASC 805. As a result, the assets and liabilities of The Tile Shop and JWCAC will be carried at historical cost and TS Holdings will not record any step-up in basis or any intangible assets or goodwill as a result of the Business Combination. All direct costs of the Business Combination will be offset to additional paid-in capital.

Calculation of Estimated Voting Interests at Closing

Upon consummation of the Business Combination, holders of JWCAC common stock will have a 33% voting interest in TS Holdings assuming that no holders of JWCAC common stock exercise their redemption rights.

Regulatory Matters

The transactions contemplated by the Contribution and Merger Agreement, including the Business Combination, are not subject to any additional federal or state regulatory requirements or approvals, except for the SEC declaring effective TS Holdings’ registration statement of which this proxy statement/prospectus is a part, approval under the HSR Act and for filings with the State of Delaware necessary to effectuate the Charter Amendment and the Merger.

Required Vote

The approval of the Business Combination Proposal requires the affirmative vote of a majority of the issued and outstanding shares of common stock of JWCAC as of the record date and the holders of a majority of the public shares issued and outstanding as of the record date.

Recommendation

After careful consideration of the matters described above, JWCAC’s board of directors determined unanimously that the Business Combination is in the best interests of JWCAC and its stockholders. JWCAC’s board of directors has approved and declared advisable and unanimously recommend that you vote or give instructions to vote “FOR” the Business Combination Proposal.

The foregoing discussion of the information and factors considered by the JWCAC board of directors is not meant to be exhaustive, but includes the material information and factors considered by the JWCAC board of directors.

JWCAC’s BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT JWCAC’s
STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE
BUSINESS COMBINATION PROPOSAL.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined balance sheet as of June 30, 2012 and the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2012 and for the year ended December 31, 2011 are based on the historical financial statements of JWCAC and The Tile Shop after giving effect to the Business Combination.

The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2012 and for the year ended December 31, 2011 give pro forma effect to the Business Combination as if it had occurred on January 1, 2011. The unaudited pro forma condensed combined balance sheet as of June 30, 2012 assumes that the Business Combination was effective on June 30, 2012.

The unaudited pro forma condensed combined balance sheet and statement of operations as of and for the six months ended June 30, 2012 were derived from JWCAC’s unaudited condensed consolidated financial statements and The Tile Shop’s unaudited condensed consolidated financial statements, in each case, as of and for the six months ended June 30, 2012.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2011 was derived from JWCACs audited consolidated statement of operations and The Tile Shop’s audited consolidated statement of operations, in each case, for the year ended December 31, 2011.

The Tile Shop is considered to be the acquirer for accounting purposes because it will obtain effective control of JWCAC. The Tile Shop does not have a change in control since The Tile Shop’s operations will comprise the ongoing operations of the combined entity, its senior management will serve as the senior management of the combined entity, and its former equity owners will own a majority voting interest in the combined entity and be able to elect a majority of the combined entity’s board of directors. Accordingly, the Business Combination does not constitute the acquisition of a business for purposes of Financial Accounting Standards Board’s Accounting Standard Codification 805, “Business Combinations,” or ASC 805. As a result, the assets and liabilities of The Tile Shop and JWCAC will be carried at historical cost and TS Holdings will not record any step-up in basis or any intangible assets or goodwill as a result of the Business Combination. All direct costs of the Business Combination will be offset to additional paid-in capital.

TS Holdings
Unaudited Pro Forma Condensed Combined Balance Sheet
As of June 30, 2012

	The Tile Shop LLC (Historical)	JWC Acquisition Corp (Historical)	Pro Forma Adjustments (Assuming no redemption)		Combined Pro Forma (Assuming no redemption)	Additional Pro Forma Adjustments (Assuming maximum redemption)		Combined Pro Forma (Assuming maximum redemption)
ASSETS
Current assets:
Cash and cash equivalents	$16,917,963	$90,466	$124,950,000	A	$15,040,466	$(55,000,000)	K	$40,466
			(100,000,000)	B		25,000,000	K
			(4,375,000)	F		15,000,000	L
			(584,250)	H
			(16,917,963)	E
			(5,040,750)	H
Cash equivalents held in trust account	—	124,950,000	(124,950,000)	A	—			—
Trade receivables	1,126,300	—			1,126,300			1,126,300
Inventories	41,787,066	—			41,787,066			41,787,066
Prepaid expenses	7,083,352	20,453	(1,450,000)	H	5,653,805			5,653,805
Other current assets	570,647	2,591			573,238			573,238
Total current assets	67,485,328	125,063,510	(128,367,963)		64,180,875	(15,000,000)		49,180,875
Property, plant and equipment, net	69,405,648	—			69,405,648			69,405,648
Deferred tax asset	—	—	43,650,000	J	43,650,000	—		43,650,000
Other noncurrent assets	791,640	—			791,640			791,640
Total assets	$137,682,616	$125,063,510	$(84,717,963)		$178,028,163	$(15,000,000)		$163,028,163
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$15,625,102	$536,201	$(1,986,201)	H	$14,175,102	$—		$14,175,102
Current maturities of long term debt	574,286	—			574,286			574,286
Accrued wages and salaries	3,228,347	—			3,228,347			3,228,347
Other accrued liabilities	3,771,921	—			3,771,921			3,771,921
Current portion of capital lease obligation	216,589	—			216,589			216,589
Loan payable to related party	—	30,049	(30,049)	H	—			—
Franchise tax payable	—	18,000	(18,000)	H	—			—
Distribution payable to members	3,496,940	—	(3,496,940)	E	—			—
Total current liabilities	26,913,185	584,250	(5,531,190)		21,966,245	—		21,966,245
Long-term debt, less current maturities	1,977,857	—			1,977,857			1,977,857
Capital lease obligation – non current	1,538,257	—			1,538,257			1,538,257
Deferred rent	16,736,308	—			16,736,308			16,736,308
Deferred compensation and other liabilities	4,100,620	—	2,123,092	G	6,152,191			6,152,191
			(71,521)	G
Deferred offering cost	—	4,375,000	(4,375,000)	F	—			—
Promissory note	—	—	69,703,541	B	69,703,541			69,703,541
Total liabilities	51,266,227	4,959,250	61,848,922		118,074,399	—		118,074,399
Common stock subject to possible redemption	—	115,104,250	(115,104,250)	C	—			—
Shareholders’ equity:
Common stock	—	1,453	2,950	B	4,403	(550)	K	4,253
						250	K
						150	L
Additional paid-in capital	8,177,885	6,333,474	(123,010,456)	B	540,486	(54,999,450)	K	—
			115,104,250	C		24,999,750	K
			145,347,387	D		14,999,850	L
			(145,347,387)	D		5,743,589	M
			572,168	G		8,715,775	T
			(5,040,750)	H
			(261,168)	I
			(1,334,917)	O
Treasury stock	(261,168)	—	261,168	I	—			—
Accumulated deficit		(1,334,917)	1,334,917	O	—			—
Retained earnings	78,499,672	—	(46,696,035)	B	59,408,875	(5,743,589)	M	44,949,511
			(13,421,023)	E		(8,715,775)	T
			(2,123,092)	G
			(500,647)	G
			43,650,000	J
Total shareholders’ equity	86,416,389	5,000,010	(31,462,635)		59,953,764	(15,000,000)		44,953,764
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$137,682,616	$125,063,510	$(84,717,963)		$178,028,163	$(15,000,000)		$163,028,163

TS Holdings
Unaudited Pro Forma Condensed Combined Statement of Operations
for the six months ended June 30, 2012

	The Tile Shop LLC (Historical)	JWC Acquisition Corp (Historical)	Pro Forma Adjustments (Assuming no redemption)		Combined Pro Forma (Assuming no redemption)	Additional Pro Forma (Assuming maximum redemption)	Combined Pro Forma (Assuming maximum redemption)
Net sales	$92,174,629	$—	$—		$92,174,629	$—	$92,174,629
Cost of sales	24,828,251	—	—		24,828,251	—	24,828,251
Gross profit	67,346,378	—	—		67,346,378	—	67,346,378
Selling, general and administrative expenses	45,979,490	941,264	859,279	R	47,780,033	—	47,780,033
Income from operations	21,366,888	(941,264)	(859,279)		19,566,345	—	19,566,345
Other expenses (income), net	(21,665)	(119,744)	119,744	N	(21,665)	—	(21,665)
Interest expense	175,616	—	1,394,071	P	1,569,687	—	1,569,687
Income before income taxes	21,212,937	(821,520)	(2,373,094)		18,018,323	—	18,018,323
Provision for income taxes	423,620	—	6,783,709	Q	7,207,329	—	7,207,329
Net income	$20,789,317	$(821,520)	$(9,156,803)		$10,810,994	$—	$10,810,994
Earnings (loss) per share – basic and diluted	$0.54	$(0.06)			$0.25		$0.25
Weighted average number of shares outstanding – basic and diluted	38,800,000	14,534,884 (1)			44,034,884		42,534,884

(1)	The presentation of weighted average shares outstanding includes all issued and outstanding shares of common stock (including shares subject to possible redemption).

TS Holdings
Unaudited Pro Forma Condensed Combined Statement of Operations
for the year ended December 31, 2011

	The Tile Shop LLC (Historical)	JWC Acquisition Corp (Historical)	Pro Forma Adjustments (Assuming no redemption)		Combined Pro Forma (Assuming no redemption)	Additional Pro Forma Adjustments (Assuming maximum redemption)	Combined Pro Forma (Assuming maximum redemption)
Net sales	$152,717,010	$—	$—		$152,717,010	$—	$152,717,010
Cost of sales	40,320,790	—	—		40,320,790	—	40,320,790
Gross profit	112,396,220	—	—		112,396,220	—	112,396,220
Selling, general and administrative expenses	79,782,947	636,726	1,718,558	R	82,138,231	—	82,138,231
Income from operations	32,613,273	(636,726)	(1,718,558)		30,257,989	—	30,257,989
Other expenses (income), net	77,773	(157,297)	157,297	N	77,773	—	77,773
Interest expense	442,613	—	2,788,142	P	3,230,755	—	3,230,755
Income before income taxes	32,092,887	(479,429)	(4,663,997)		26,949,461	—	26,949,461
provision for income taxes	733,007	—	10,046,777	Q	10,779,784	—	10,779,784
Net income	$31,359,880	$(479,429)	$(14,710,774)		$16,169,677	$—	$16,169,677
Earnings (loss) per share basic and diluted	$0.80	$(0.03)			$0.37		$0.38
Weighted average number of shares outstanding
Basic and diluted	39,113,000	14,540,738 (1)			44,034,884		42,534,884

(1)	The presentation of weighted average shares outstanding includes all issued and outstanding shares of common stock (including shares subject to possible redemption).

1. Description of the Business Combination and Basis of Presentation

The Contribution and Merger Agreement provides for the Business Combination of JWCAC and The Tile Shop under TS Holdings. Pursuant to the terms of the Contribution and Merger Agreement:

•	The Sellers other than Nabron will contribute their membership interests in The Tile Shop to TS Holdings and Nabron will contribute its membership interest in ILTS LLC to TS Holdings, in exchange for (i) a cash payment of $100,000,000 (the “Cash Consideration”), (ii) 29,500,000 shares of TS Holdings common stock (the “Stock Consideration”) and (iii) promissory notes issued by TS Holdings in the aggregate principal amount of $80,000,000 less the amount of indebtedness (including capitalized lease obligations) and deferred compensation costs of The Tile Shop at closing (the “Promissory Notes”). The Promissory Notes will have a three year term, be subject to pre-payment at any time without penalty, and bear interest at a rate of 4% per annum, payable quarterly. Upon the issuance of senior indebtedness where the proceeds of such indebtedness are used to repay not less than 50% of the aggregate principal amount of the Promissory Notes, the term of the Promissory Notes will be extended to the date 180 days following the term of such senior indebtedness and the interest rate on the outstanding principal amount of the Promissory Notes will increase to 10% per annum. If the Promissory Notes have not been repaid by TS Holdings in full by the third anniversary of the consummation of the Business Combination, up to an aggregate of $20,000,000 of the then-outstanding principal amount of the Promissory Notes will be convertible into shares of TS Holdings common stock at a conversion price of $10.00 per share. The Cash Consideration, the Stock Consideration and the Promissory Notes are each subject to adjustment at closing pursuant to the terms of the Contribution and Merger Agreement. This component of the Business Combination is referred to as the Contribution.

•	Concurrently with the Contribution, Merger Sub will merge with and into JWCAC, with JWCAC surviving, and (i) each outstanding share of JWCAC common stock will be exchanged for one share of TS Holdings common stock and (ii) each outstanding JWCAC warrant which is currently exercisable for one share of JWCAC common stock will be exercisable for one share of TS

Holdings common stock. Prior to the closing each outstanding unit of JWCAC will be separated into its component common stock and warrant, each of which will be treated as described above. This component of the Business Combination is referred to as the Merger.

If holders of JWCAC common stock exercise their rights to redeem greater than 1,500,000 shares, then at the closing (a) the Stock Consideration will be increased by a number of shares of TS Holdings equal to the number of shares of JWCAC common stock that were redeemed in excess of 1,500,000, up to a maximum of 2,500,000 shares and (b) the Cash Consideration will be reduced by an amount equal to $10 multiplied by each additional share of Holdings shares required to be issued in (a). Further, if holders of JWCAC common stock exercise their rights to redeem greater than 4,000,000 shares, then at the closing, certain members of the Sponsor will buy up to 1,500,000 shares of JWCAC common stock at a price of $10 per share.

The unaudited pro forma condensed combined financial statements have been prepared using the assumptions below with respect to the potential redemption of JWCAC common stock:

•	Assuming No Redemption: This presentation assumes that no JWCAC stockholders exercise redemption rights with respect to their public shares into a pro rata portion of the trust account; and
•	Assuming Maximum Redemption: This presentation assumes that JWCAC stockholders exercise redemption rights with respect to a maximum of 5,500,000 public shares. JWCAC has no specified maximum redemption threshold. It is a condition to closing under the Contribution and Merger Agreement, however, that holders of no more than 5,500,000 public shares exercise their redemption rights.

The following summarizes tabularly the Business Combination consideration, resultant ownership and related transactions for both the “Assuming No Redemption” and “Assuming Maximum Redemption” alternatives:

	Assuming no redemption	Assuming maximum redemption
Business Combination consideration payable to Sellers
Cash Consideration	$100,000,000	$75,000,000
Stock Consideration(1)	295,000,000	320,000,000
Promissory Notes(2)	69,703,541	69,703,541
Total	$464,703,541	$464,703,541
Cash distributed to Sellers
Settlement of distribution payable to members	$3,496,940	$3,496,940
Dividend	13,421,023	13,421,023
	$16,917,963	$16,917,963
Maximum redemption of JWCAC shares	$—	$(55,000,000)
Additional shares issuable to JWCAC sponsor	$—	$15,000,000
Shares
Shares issuable to The Tile Shop members	29,500,000	32,000,000
Shares issuable to JWCAC’s shareholders	14,534,884	9,034,884
Additional shares issuable to members of JWCAC	-	1,500,000
Total(3)	44,034,884	42,534,884
Ownership interest of former members of The Tile Shop (in %)	66.99%	75.23%
Ownership interest of former shareholders of JWCAC (in %)	33.01%	24.77%

(1)	Assumes a value of $10.00 per share for each share of TS Holdings common stock to be received by the Sellers in the Business Combination.
(2)	Promissory notes issued by TS Holdings in the aggregate principal amount of $80,000,000 less the amount of indebtedness (including capitalized lease obligations) and deferred compensation costs of The Tile Shop at closing. As of June 30, 2012 the amount of Promissory Notes estimated to be issued were calculated as follows:

Initial principal	$80,000,000
Less: debt (including capital leases)	4,306,989
Less: deferred compensation	5,989,470
Net promissory notes issued	$69,703,541
(3)	The reconciliation of shares issued under the no redemption option to the maximum redemption option is as follows:

Total number of shares issuable under no redemption option	44,034,884
Less: maximum number of shares of JWCAC that can be redeemed	5,500,000
Add: additional shares issuable to members of The Tile Shop	2,500,000
Add: additional shares issuable to members of JWCAC	1,500,000
Total number of shares issuable under maximum redemption option	42,534,884

The unaudited pro forma condensed combined financial information is not necessarily indicative of the financial position or results of operations that would have been achieved had the Business Combination actually taken place at the dates indicated and do not purport to be indicative of future position or operating results.

2. Pro Forma Adjustments and Assumptions

A)	Reflects the reclassification of $124.95 million of cash and cash equivalents held in the JWCAC trust account that become available for transaction consideration, transaction expenses, redemption of public shares and the operating activities of TS Holdings following the Business Combination.
B)	As a part of the Business Combination, TS Holdings will tender to the Sellers $100.0 million of cash, 29,500,000 shares of common stock of TS Holdings and Promissory Notes with an aggregate principal amount equal to $80.0 million, less the amount of indebtedness (including capitalized lease obligations) and deferred compensation liabilities of The Tile Shop at closing.

At June 30, 2012, the amount of Promissory Notes estimated to be issued were calculated as follows:

Initial principal	$80.0 million
Less debt (including capital leases)	4.3 million
Less deferred compensation	6.0 million
Net promissory notes issued	$69.7 million

This adjustment assumes that no JWCAC stockholders redeem public shares.

The portion of the Promissory Notes that is attributable to the Sellers (i.e. 67% of $69.7 million = $46.7 million) is considered a leveraged dividend and accordingly has been reflected as a distribution of retained earnings in the accompanying pro forma balance sheet.

TS Holdings intends to obtain a credit facility within six months after the closing sufficient for it to repay the Promissory Notes.

C)	Reflects the reclassification of $115.1 million of JWCAC common stock subject to conversion to permanent equity.
D)	Reflects the issuance of 14,534,884 shares of common stock of TS Holdings to JWCAC’s shareholders as consideration for their public shares of JWCAC.

E)	As part of the Business Combination the Sellers will withdraw the existing cash of The Tile Shop at closing. This pro forma adjustment reflects a dividend of retained earnings, subsequent to payment of the accrued distributions payable to members for tax payments. The distributions payable to members of $3,496,940 at June 30, 2012 were paid to the members before July 15, 2012.
F)	Reflects the payment of $4.4 million of the deferred underwriters’ compensation which was charged to capital at the time of initial public offering made by JWCAC but not payable until the consummation of a business combination.
G)	Represents adjustment to accelerate the recording of the additional equity incentive deferred compensation plan expense of $2,123,092, to increase the liability to the expected settlement amount of $ 6.0 million, pursuant to a negotiated agreement, on consummation of the Business Combination. The settlement amount was determined considering fair value of The Tile Shop’s common units in a negotiated transaction between the Company and plan participants. The settlement amount is expected to be paid prior to the first anniversary of the Business Combination.

On January 1, 2012, the Company granted and issued 233,500 Series 2012 Participating Capital Appreciation Common Units (“Restricted Stock Units”) to two directors. The total compensation expense related to these units totals $572,168 and is being amortized on a straight line basis over four years, of which $71,521 was accrued at June 30, 2012. Upon consummation of the Business Combination, the Restricted Stock Units vest in full. This pro forma adjustment of $500,647 reflects acceleration of the recording of the equity incentive compensation in respect of the Restricted Stock Units.

H)	Represents adjustment to pay transaction costs of $5.04 million related to the Business Combination, $1,450,000 of which were accrued by the Company at June 30, 2012, and $0.6 million of JWCAC payables.
I)	Reflects the reclassification of The Tile Shop’s historical treasury units.
J)	The Tile Shop is a limited liability company treated as a flow-through entity for US income tax purposes, and accordingly, historically it has not record deferred taxes. As of the Business Combination date, TS Holdings, through direct and indirect ownership, will wholly-own the ownership interests of The Tile Shop. The pro forma adjustment records the required deferred taxes, using a 40% statutory rate, based on the tax basis over book basis in the partnership investment (i.e. “outside basis differences”) held by TS Holdings as of the Business Combination date. This adjustment includes a step-up in tax basis allowed pursuant to the tax treatment of the Business Combination.

The deferred tax assets related to the outside basis differences consist of the following as of June 30, 2012:

Historical outside basis differences	$9.65 million
Tax basis step-up generated as part of the Business Combination	$34.00 million
Total	$43.65 million
K)	Reflects the maximum redemption of 5,500,000 JWCAC public shares for $55 million, which reduces the Cash Consideration by $25 million and increases the Stock Consideration by 2,500,000 additional shares of common stock of TS Holdings. This adjustment assumes that JWCAC public shares are redeemed at price of $10 per share. Based on the historical accounting for the public shares and considering Pro Forma Adjustment C), the entire redemption price is allocated to common stock and additional paid-in capital in the accompanying unaudited pro forma condensed combined balance sheet.
L)	Based on the maximum redemption of 5,500,000 public shares of JWCAC, members of JWCAC’s Sponsor will purchase 1,500,000 shares of common stock of TS Holdings for $15 million.

M)	Based on the maximum redemption of 5,500,000 JWCAC public shares, the portion of the Promissory Note consideration that is attributable to the Sellers (i.e. 75% of $69.7 million = $52.4 million) is considered a leveraged dividend and accordingly has been reflected as a distribution of retained earnings in the accompanying pro forma balance sheet.
N)	Reflects the elimination of JWCAC trust income.
O)	Reflects the reclassification of JWCAC’s historical accumulated deficit.
P)	Represents interest expense at a fixed rate of 4% on the Promissory Notes aggregating to $1.4 million for the six months ended June 30, 2012 and $2.8 million for the year ended December 31, 2011.
Q)	Reflects the adjustment to increase the income tax provision required for TS Holdings, based on an estimated effective tax rate of 40%.
R)	Pursuant to the 2012 Equity Award Plan described beginning on page 142, TS Holdings is expected to issue 990,000 options and 250,000 shares of restricted common stock to its employees upon the closing of the Business Combination to retain and incentivize such employees following the Business Combination. Subject to consummation of the Business Combination, 660,000 options and 250,000 shares of restricted common stock will be time based awards and will vest over a period of 4 years and 3 years, respectively, and 330,000 options will vest based upon future performance of TS Holdings over a period of 4 years.

This pro forma adjustment reflects a stock compensation charge with respect to options and restricted common stock granted shortly after the closing of the Business Combination.

S)	Pro forma earnings per share (EPS), basic and diluted, are computed by the dividing income (loss) by the weighted-average number of shares of common stock outstanding during the period. The effect of the 17,833,333 warrants has not been included in the diluted earnings per common share amount because their effect has been determined to be anti-dilutive for the six months ended June 30, 2012 and year ended December 31, 2011.

	Number of Shares with no stock redemption	Number of Shares with maximum stock redemption
Pro forma shares:
Shares issuable to The Tile Shop members	29,500,000	32,000,000
Shares issuable to JWCAC’s shareholders	14,534,884	9,034,884
Additional shares issuable to members of JWCAC	—	1,500,000
Weighted average number of shares outstanding – basic and diluted	44,034,884	42,534,884
T)	Reflects the reclassification of the debit balance in additional paid-in capital to retained earnings.

THE CHARTER AMENDMENT PROPOSAL

Purpose of the Charter Amendment Proposal

Pursuant to JWCAC’s second amended and restated certificate of incorporation, JWCAC’s corporate existence will automatically terminate on August 23, 2012, unless JWCAC consummates a “business combination” as defined therein. To constitute a “business combination,” JWCAC must effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving JWCAC and one or more businesses.

JWCAC is requesting that its stockholders approve an amendment to JWCAC’s second amended and restated certificate of incorporation to enable JWCAC to extend the time in which it must consummate a business combination from August 23, 2012 to August 30, 2012. The purpose of the Charter Amendment Proposal is to provide JWCAC with additional time to close the Business Combination if it is approved by stockholders.

Effect of the Charter Amendment

If the Charter Amendment Proposal is approved, JWCAC will have until August 30, 2012 to consummate a business combination that meets the requirements of its second amended and restated certificate of incorporation. No other provision of JWCAC’s second amended and restated certificate of incorporation will be modified by the Charter Amendment Proposal.

If the Charter Amendment Proposal is not passed by JWCAC’s stockholders, then JWCAC may not have sufficient time to consummate the Business Combination prior to August 23, 2012.

Required Vote

Approval of the Charter Amendment will require the affirmative vote of the holders of sixty-five percent of the issued and outstanding shares of common stock of JWCAC as of the record date.

Adoption of the Charter Amendment Proposal is conditioned upon the adoption of the Business Combination Proposal.

Recommendation

JWCAC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT JWCAC’S
STOCKHOLDERS VOTE “FOR” THE CHARTER AMENDMENT PROPOSAL.

THE ADJOURNMENT PROPOSAL

The Adjournment Proposal, if adopted, will allow JWCAC’s board of directors to adjourn the special meeting of stockholders to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to JWCAC stockholders in the event, based on the tabulated votes, there are not sufficient votes at the time of the special meeting of stockholders to approve the Business Combination Proposal or the Charter Amendment Proposal. In no event will JWCAC adjourn the special meeting of stockholders or consummate the Business Combination beyond the date by which it may properly do so under its amended and restated certificate of incorporation and Delaware law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by JWCAC’s stockholders, JWCAC’s board of directors may not be able to adjourn the special meeting of stockholders to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the special meeting of stockholders to authorize the consummation of the Business Combination or the Charter Amendment Proposal.

Required Vote

Adoption of the Adjournment Proposal requires the affirmative vote of a majority of the issued and outstanding shares of JWCAC’s common stock as of the record date represented in person or by proxy at the special meeting of stockholders and entitled to vote thereon. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.

Recommendation

JWCAC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT JWCAC’S
STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

BUSINESS OF JWCAC

General

JWCAC is a blank check company formed in Delaware on July 22, 2010 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. JWCAC has sought to capitalize on the substantial deal sourcing, investing and operating expertise of its management team to identify, acquire and operate a middle-market business in the consumer products or specialty retail sectors operating primarily in North America, although it considered pursuing acquisition opportunities in other sectors and geographic regions.

On November 23, 2010, JWCAC consummated its initial public offering of 12,500,000 units, with each unit consisting of one share of common stock and one warrant to purchase one share of common stock at an exercise price of $11.50 per share. The units in the initial public offering were sold at an offering price of $10.00 per unit, generating total gross proceeds of $125 million. Prior to the consummation of JWCAC’s initial public offering, on August 5, 2010, the Sponsor purchased an aggregate of 2,464,286 founder shares, for an aggregate purchase price of $25,000, or approximately $0.01 per share. Subsequently, on October 25, 2010, the Sponsor returned to JWCAC an aggregate of 124,170 of such founder shares, which were cancelled. On the same day, JWCAC’s Sponsor also transferred an aggregate of 23,400 founder shares to John K. Haley and Sonny King, each of whom agreed to serve on JWCAC’s board of directors upon the closing of the initial public offering. On January 8, 2011, JWCAC’s Sponsor and Messrs. Haley and King returned an aggregate of 305,232 founder shares to JWCAC for no consideration due to the underwriters’ over-allotment option not being exercised.

Simultaneously with the consummation of JWCAC’s initial public offering, JWCAC consummated the private sale of 5,333,333 sponsor warrants to the Sponsor at a price of $0.75 per warrant, generating gross proceeds of $4.0 million. If JWCAC does not complete an initial business combination by August 23, 2012 (or August 30, 2012 if the Charter Amendment Proposal is approved), the proceeds of the sale of the sponsor warrants will be used toward funding the redemption of the public shares, and the sponsor warrants will expire worthless.

After deducting underwriting discounts and commissions and offering expenses, approximately $125.0 million of the proceeds of the initial public offering and the private placement of the sponsor warrants (or approximately $10.00 per unit sold in the initial public offering) was placed in a trust account with Continental Stock Transfer & Trust Company as trustee. The funds held in the trust account are held in the name of JWC Business Combination Security Corporation, a wholly-owned subsidiary of JWCAC that is qualified as a Massachusetts securities corporation. After the payment of approximately $3.25 million in expenses relating to the initial public offering, $800,000 of the net proceeds of the initial public offering and private placement of the sponsor warrants was not deposited into the trust account and was retained for working capital purposes. Through June 30, 2012, JWCAC has used approximately $410,000 of the net proceeds that were not deposited into the trust account to pay offering expenses and operating expenses, while the remaining balance is available for general corporate purposes. The net proceeds deposited into the trust account remain on deposit in the trust account earning interest. As of June 30, 2012, there was $124,950,000 million.

Identification of Potential Targets

Subsequent to the consummation of the initial public offering on November 23, 2010, JWCAC commenced consideration of potential target companies with the objective of consummating a business combination. JWCAC compiled a list of potential targets and updated and supplemented that list from time to time. The total number of potential business combination targets considered by JWCAC exceeded 150.

During the period from the closing of its initial public offering to June 10, 2012, JWCAC:

•	compiled a database of over 250 potential business combination targets provided by its officers, directors, Sponsors and industry contacts;
•	contacted more than 50 investment banks and other service providers to inquire whether they might be aware of available business combination opportunities;

•	participated in in-person or telephonic discussions with representatives of more than 75 potential business combination targets other than The Tile Shop;
•	entered into non-disclosure agreements with more than 50 potential business combination targets other than The Tile Shop, or their representatives; and
•	conducted diligence with respect to more than 40 potential business combination targets, other than The Tile Shop.

For a description of activities in connection with identification of a target business and the negotiation of the Contribution and Merger Agreement, see the section entitled “The Business Combination Proposal”.

Employees

JWCAC currently has seven officers. These individuals are not obligated to devote any specific number of hours to JWCAC matters but they intend to devote as much of their time as they deem necessary to JWCAC’s affairs until it has completed the Business Combination. JWCAC does not intend to have any full time employees prior to the consummation of the Business Combination.

Periodic Reporting and Audited Financial Statements

JWCAC has registered its units, common stock, and warrants under the Exchange Act, and has reporting obligations, including the requirement that it file annual, quarterly, and current reports with the SEC. In accordance with the requirements of the Exchange Act, JWCAC’s annual reports on Form 10-K contain financial statements audited and reported on by its independent registered public accountants. JWCAC does not currently have a website and consequently does not make available materials it files with or furnishes to the SEC on a website. JWCAC’s reports filed with the SEC can be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a Web site at http://www.sec.gov which contains the registration statements, reports, proxy and information statements and information regarding issuers that file electronically with the SEC. JWCAC will provide electronic or paper copies of such materials free of charge upon request.

JWCAC is currently required to comply with the internal controls requirements of the Sarbanes-Oxley Act. However, The Tile Shop and TS Holdings may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of the combined entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete the Business Combination.

Legal Proceedings

There are no legal proceedings pending against JWCAC.

JWCAC’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes of JWCAC included elsewhere in this report. This discussion contains forward-looking statements reflecting JWCAC’s current expectations, estimates and assumptions concerning events and financial trends that may affect JWCAC’s future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this report.

Overview

JWCAC is a blank check company formed on July 22, 2010 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, in order to acquire and operate a middle-market business in the consumer products or specialty retail sectors operating primarily in North America, although it may consider opportunities in other sectors or in other geographic regions. In addition, JWCAC will not effect a business combination with a another blank check company or a similar company with nominal operations.

Results of Operations

Through June 30, 2012, JWCAC’s efforts have been limited to organizational activities, activities relating to JWCAC’s initial public offering, activities relating to identifying and evaluating prospective acquisition candidates and activities relating to general corporate matters. JWCAC has not generated any revenues, other than interest income earned on the proceeds held in the trust account. As of June 30, 2012, approximately $124.95 million was held in the trust account (including $4.38 million of deferred underwriting discounts and commissions and $4.0 million from the sale of the sponsor warrants) and JWCAC had cash outside of trust of $90,466 and $536,201 in accounts payable and other liabilities. Up to $1.25 million in interest income on the balance of the trust account (net of franchise and income taxes payable) may be available to JWCAC to fund its working capital requirements. Through June 30, 2012, JWCAC has withdrawn $293,414 from interest earned on the trust proceeds. Other than the deferred underwriting discounts and commissions, no amounts are payable to the underwriters of JWCAC’s initial public offering in the event of a business combination.

For the period from January 1, 2012 through June 30, 2012, JWCAC had a net loss of $821,520 and earned $119,744 in interest income. All of JWCAC’s funds in the Trust Account are invested in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act.

JWCAC has agreed to pay Associates, an entity controlled by John W. Childs, JWCAC’s Chairman and Chief Executive Officer, a total of $5,000 per month for office space, administrative services and secretarial support. For the period from January 1, 2012 through June 30, 2012, JWCAC accrued a payable of $30,000 for these costs.

Liquidity and Capital Resources

On November 23, 2010, JWCAC consummated its initial public offering of 12,500,000 units at a price of $10.00 per unit. Simultaneously with the consummation of the initial public offering, JWCAC consummated the private sale of 5,333,333 sponsor warrants to members of JWCAC’s Sponsor for $4.0 million. JWCAC received net proceeds from its initial public offering and the sale of the sponsor warrants of approximately $125.75 million, net of the non-deferred portion of the underwriting commissions of $2.5 million (none of which were incurred from January 1, 2012 through June 30, 2012) and offering costs and other expenses of approximately $750,000 (none of which were incurred from January 1, 2012 through June 30, 2012). For a description of the proceeds generated in JWCAC’s initial public offering and a discussion of the use of such proceeds, please see Note 3 of the unaudited condensed consolidated interim financial statements included elsewhere in this proxy statement/prospectus. As of June 30, 2012, JWCAC had cash of $90,466.

JWCAC depends on sufficient interest being earned on the proceeds held in the trust account to provide it with up to $1,250,000 of additional working capital it may need to identify one or more target businesses, conduct due diligence and complete the Business Combination, as well as to pay any franchise and income taxes that JWCAC may owe. The amounts in the trust account may be invested only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act. The current low interest rate environment may make it more difficult for such investments to generate sufficient funds, together with the amounts available outside the trust account, to locate, conduct due diligence, structure, negotiate and close the Business Combination. If JWCAC is required to seek additional capital, JWCAC would need to borrow funds from its Sponsor or management team to operate or may be forced to liquidate. Neither JWCAC’s Sponsor nor its management team is under any obligation to advance funds to JWCAC in such circumstances. Any such loans would be repaid only from funds held outside the trust account or from funds released to JWCAC upon completion of the Business Combination. If JWCAC is unable to complete the Business Combination because it does not have sufficient funds available to it, it will be forced to cease operations and liquidate the trust account.

For the period from January 1, 2012 through June 30, 2012, JWCAC disbursed an aggregate of approximately $327,186 out of the proceeds of the public offering not held in trust, for expenses in legal, accounting and filing fees relating to its SEC reporting obligations, general corporate matters, and miscellaneous expenses.

Off-balance sheet financing arrangements

JWCAC has no obligations, assets or liabilities which would be considered off-balance sheet arrangements. JWCAC does not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

JWCAC has not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or entered into any non-financial assets.

Contractual obligations

JWCAC does not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities other than a monthly fee of $5,000 for office space and general and administrative services payable to J.W. Childs, an entity controlled by JWCAC’s Chairman and Chief Executive Officer. JWCAC began incurring this fee on November 23, 2010 and will continue to incur this fee monthly until the earlier of the completion of the Business Combination and its liquidation.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. JWCAC has identified the following as its critical accounting policies:

Restricted Cash Equivalents Held in Trust

A total of $124,950,000, which includes $120,950,000 of the net proceeds from the Public Offering and $4,000,000 from the private placement, was placed in the Trust Account. As of June 30, 2012, the restricted cash equivalents held in trust were $124,950,000. Restricted cash equivalents held in trust are with Citibank, N.A., and Continental Stock Transfer & Trust Company serves as the trustee. The restricted cash equivalents held in trust at June 30, 2012 are invested in the Western Assets Institutional Liquid Reserves Money Market Fund, which meets the requirements of Rule 2a-7 under the Investment Company Act.

Loss per common share (excluding shares subject to possible redemption)

Loss per share (excluding shares subject to possible redemption) is computed by dividing net loss applicable to common stockholders by the weighted average number of common shares outstanding for the period. The weighted average number of common shares, excluding shares subject to possible redemption, at June 30, 2012 of 3,024,459 shares excludes the weighted average of 11,510,425 shares subject to possible redemption. The aggregate weighted average common shares issued and outstanding of 14,534,884 for the period from January 1, 2012 to June 30, 2012 takes into effect the 305,232 Founder Shares forfeited on January 8, 2011 by the Initial Stockholders due to the underwriters’ over-allotment option not being exercised. The 17,833,333 warrants related to the initial public offering and the private placement of the sponsor warrants are contingently issuable shares and are excluded from the calculation of diluted earnings per share because they are anti-dilutive.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Recent accounting pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on JWCAC’s financial statements.

MANAGEMENT OF JWCAC

Directors and Executive Officers

JWCAC’s directors, executive officers and director nominees are as follows:

Name	Age	Position
John W. Childs	70	Chairman and Chief Executive Officer
Adam L. Suttin	44	President
Arthur P. Byrne	66	Vice President
David A. Fiorentino	36	Vice President and Chief Financial Officer
Raymond B. Rudy	81	Vice President
Jeffrey J. Teschke	41	Vice President, Treasurer and Secretary
William E. Watts	59	Vice President
John K. Haley	61	Director
Sonny King	70	Director

John W. Childs is JWCAC’s Chairman and Chief Executive Officer. Mr. Childs has been Chairman and Chief Executive Officer of J.W. Childs since 1995. From 1991 to 1995, Mr. Childs was Senior Managing Director of the Thomas H. Lee Company and from 1987 to 1990 was a Managing Director of Thomas H. Lee Company. Prior to 1987, Mr. Childs was associated with the Prudential Insurance Company of America for 17 years where he held various executive positions in the investment area, ultimately serving as Senior Managing Director in charge of the Capital Markets Group where he was responsible for Prudential’s approximately $77 billion fixed income portfolio, including all the Capital Markets Group’s investments in leveraged acquisitions. He is currently a director of Sunny Delight Beverages Co., Esselte Ltd., Mattress Firm Holdings, Inc. and Simcon, Inc. and Chairman of the Board of CHG Healthcare Services, Inc. Mr. Childs graduated from Yale University with a B.A. degree and from Columbia University with an M.B.A. degree. Mr. Childs’ designation as a director and Chairman of JWCAC’s board of directors was based upon his extensive background in the private equity industry and his substantial experience in identifying and acquiring a wide variety of businesses.

Adam L. Suttin is JWCAC’s President. Mr. Suttin co-founded J.W. Childs in 1995 and is a Partner of the firm. From 1989 to 1995, Mr. Suttin was an investment professional at Thomas H. Lee Company. He is currently a Director of Brookstone, Inc., Refrigerator Manufacturers, Inc., Sunny Delight Beverages Co., Esselte Ltd., JA Apparel Corp. (Joseph Abboud), Mattress Firm Holdings, Inc., and The NutraSweet Company. Mr. Suttin graduated from the Wharton School of the University of Pennsylvania with a B.S. degree and from the Moore School of Engineering of the University of Pennsylvania with a Bachelor of Applied Science degree.

Arthur P. Byrne is JWCAC’s Vice President. Mr. Byrne has been an Operating Partner of J.W. Childs since August 2002. From 1991 until 2002, he was Chairman, President and CEO of The Wiremold Company. From 1985 until 1991, Mr. Byrne was a Group Executive with the Danaher Corporation. Prior to joining Danaher, Mr. Byrne held various positions with the General Electric Company including General Manager of its Nickel Cadmium Battery Operations and its High Intensity and Quartz Lamp Department. Mr. Byrne is currently Chairman of the Board of Esselte Ltd. and WS Packaging Group, Inc. Mr. Byrne graduated from Boston College with a B.S. degree and from Babson College with an M.B.A. degree.

David A. Fiorentino is JWCAC’s Vice President and Chief Financial Officer. Mr. Fiorentino is a Partner of J.W. Childs. He joined the firm in 2000 after working previously in the investment banking division of Morgan Stanley. He has been involved in numerous investments by J.W. Childs in the consumer products, retail and healthcare sectors and is currently a Director of CHG Healthcare Services, Inc., WS Packaging Group, Inc., Mattress Firm Holdings, Inc. and JA Apparel Corp. (Joseph Abboud). Mr. Fiorentino graduated from Amherst College with a B.A. degree and from Harvard Business School with an M.B.A. degree.

Raymond B. Rudy is JWCAC’s Vice President. Mr. Rudy has been an Operating Partner of J.W. Childs since July 1995. From 1992 until its sale in 1994, he was Deputy Chairman of Snapple Beverage Corp. From 1987 to 1989, Mr. Rudy was President of the Best Foods Affiliates of CPC International. From 1984 to 1986, Mr. Rudy was Chairman, President and CEO of Arnold Foods Company. From 1979 to 1984, Mr. Rudy was

President of Oroweat Foods Company, a subsidiary of Continental Grain Company. From 1963 to 1979, Mr. Rudy served in various executive positions at General Foods Corporation, including Group Vice President for diversified operations (1973 to 1976) and international development (1976 to 1979). Mr. Rudy is Chairman of the Board of Sunny Delight Beverages Co. Mr. Rudy graduated from UCLA with a B.S. degree and from Xavier University with an M.B.A. degree.

Jeffrey J. Teschke is JWCAC’s Vice President, Treasurer and Secretary. Mr. Teschke is a Partner of J.W. Childs. He joined the firm in 1998 after working at Quad-C Management, Inc., a private equity firm based Charlottesville, VA, from 1996 to 1998 and in the Leveraged Finance Department of Merrill Lynch & Co. from 1994 to 1996. Mr. Teschke has been involved with numerous investments by J.W. Childs in the consumer products sector and is currently a director of Sunny Delight Beverages Co. and Esselte Ltd. Mr. Teschke graduated from the University of Rochester with a B.A. degree and from Harvard Business School with an M.B.A. degree.

William E. Watts is JWCAC’s Vice President. Mr. Watts has been an Operating Partner of J.W. Childs since June 2001. From 1991 to 2001, he was President and Chief Executive Officer of General Nutrition Companies. Prior to being named President and Chief Executive Officer in 1991, Mr. Watts held the positions of President and Chief Operating Officer of General Nutrition, President and Chief Operating Officer of General Nutrition Center, Senior Vice President of Retailing and Vice President of Retail Operations. Mr. Watts currently serves as Chairman of the Board of Mattress Firm Holdings, Inc. and JA Apparel Corp. (Joseph Abboud). and is a Director of Brookstone, Inc. Mr. Watts graduated from the State University of New York at Buffalo with a B.A. degree.

John K. Haley joined JWCAC’s board of directors upon the closing of the initial public offering. Mr. Haley also serves on the board of directors of General Growth Properties, Inc. and Body Central Corp. From 1988 through September 2009, Mr. Haley was a partner of the international accounting firm of Ernst & Young LLP, where he worked for more than 30 years. Mr. Haley served nearly 20 years in Ernst & Young’s audit practice and from 1998 until his retirement in 2009 served in a number of leadership roles in the firm’s transaction advisory services group. Mr. Haley’s designation as a director was based upon his over 30 years of financial experience in the audit and transaction services industry.

Sonny King joined JWCAC’s board of directors upon the closing of the initial public offering. Mr. King is Chairman of the Board of Directors and Chief Executive Officer of Advantage Sales and Marketing, Inc. Mr. King has more than 40 years of experience in the consumer packaged goods industry, beginning with Vons Grocery Company in Southern California where he served as Vice President of Grocery and General Merchandise. Mr. King is also a member of the Board of Directors for Students in Free Enterprise (SIFE); GS1, a leading global organization dedicated to the design and implementation of global standards and solutions to improve the efficiency and visibility of supply and demand chains globally and across sectors; and the Advisory Board of Orangewood Children’s Home, in Orange, California. Mr. King completed graduate certificates in Food Marketing and Distributions from both Cornell University and the University of Southern California. Mr. King’s designation as a director was based upon his over 40 years experience in the consumer and retail sectors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires JWCAC’s officers, directors and persons who own more than ten percent of a registered class of its equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and ten percent stockholders are required by regulation to furnish JWCAC with copies of all Section 16(a) forms they file. Based solely on copies of such forms received or representations from certain reporting persons that no Form 5s were required for those persons, JWCAC believes that, during the fiscal year ended December 31, 2011, all filing requirements applicable to JWCAC’s officers, directors and greater than ten percent beneficial owners were complied with, except that reports were filed late for three transactions by John W. Childs.

Code of Ethics

JWCAC’s board of directors has adopted a code of ethics that applies to its officers, directors and employees and has filed a copy of its code of ethics as an exhibit to its registration statement on Form S-1 (No. 333-168798), as amended. You may review JWCAC’s code of ethics by accessing its public filings at the SEC’s web site at www.sec.gov. In addition, a copy of JWCAC’s code of ethics will be provided without charge upon request to it. JWCAC intends to disclose any amendments to or waivers of certain provisions of its code of ethics in a Current Report on Form 8-K.

Audit Committee and Audit Committee Financial Expert

JWCAC does not presently have an audit committee of its board of directors. TS Holding’s board of directors intends to establish an audit committee upon the consummation of the Business Combination and, at that time, adopt a charter for such committee. JWCAC does not intend to establish an audit committee prior to such time. Accordingly, JWCAC will not have an audit committee financial expert prior to the Business Combination.

Compensation Discussion and Analysis

None of JWCAC’s executive officers or directors has received any cash compensation for services rendered. Commencing on November 23, 2010 through the earlier of the consummation of the Business Combination or its liquidation, JWCAC is obligated to pay J.W. Childs, an entity controlled by JWCAC’s Chairman and Chief Executive Officer, a total of $5,000 per month for office space and administrative services, including secretarial support. This arrangement has been agreed to by J.W. Childs for JWCAC’s benefit and is not intended to provide Mr. Childs compensation in lieu of a salary. JWCAC believes that such fees are at least as favorable as it could have obtained from an unaffiliated third party for such services. Other than this $5,000 per month fee, no compensation of any kind, including finder’s and consulting fees, has been, or will be, paid to the Sponsor or JWCAC’s executive officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the consummation of an initial business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on JWCAC’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. JWCAC’s independent directors review on a quarterly basis all payments made to the Sponsor or JWCAC’s officers, directors or JWCAC’s or their affiliates.

After the completion of the Business Combination, directors or members of its management team who remain with JWCAC, may be paid consulting, management or other fees from TS Holdings. Executive and director compensation for TS Holdings is disclosed in the section entitled “Compensation Discussion and Analysis”.

None of the members of JWCAC’s management team will maintain their management positions with JWCAC after consummation of the Business Combination. Messrs. Watts and Suttin will be directors of TS Holdings. JWCAC is not party to any agreements with its executive officers and directors that provide for benefits upon termination of employment.

Compensation Committee Interlocks and Insider Participation and Compensation Committee Report

JWCAC does not presently have a compensation committee of its board of directors. TS Holdings’ board of directors intends to establish a compensation committee upon the consummation of the Business Combination and, at that time, adopt a charter for such committee. JWCAC does not believe that a compensation committee is necessary prior to the Business Combination as there is no salary, fees or other compensation being paid to its officers or directors prior to the Business Combination other than as disclosed in this report. All members of JWCAC’s board of directors reviewed the “Compensation Discussion and Analysis” and agreed that it should be included in this proxy statement/prospectus.

BUSINESS OF THE TILE SHOP

The following section describes the business and operations of The Tile Shop and will also describe the business and operations of TS Holdings following the consummation of the Business Combination.

Overview

The Tile Shop is a specialty retailer of manufactured and natural stone tiles, setting and maintenance materials, and related accessories in the United States. The Tile Shop offers a wide selection of products, attractive prices, and exceptional customer service in an extensive showroom setting. The Tile Shop sells over 4,000 products from around the world, including ceramic, porcelain, glass, and stainless steel manufactured tiles and, marble, granite, quartz, sandstone, travertine, slate, and onyx natural tiles, primarily under its proprietary Rush River, Fired Earth, and Superior brand names. The Tile Shop purchases its tile products and accessories directly from producers and manufactures its own setting and maintenance materials, such as thinset, grout, and sealers. The Tile Shop operates 61 stores in 20 states, with an average size of 23,000 square feet. The Tile Shop also sells its products on its website.

The Tile Shop believes that its long-term producer relationships, together with its design, manufacturing and distribution capabilities, enable it to offer a broad assortment of high-quality products to its customers, who are primarily homeowners, at competitive prices. The Tile Shop has invested significant resources to develop its proprietary brands and product sources and believes that it is a leading retailer of stone tiles, accessories, and related materials in the United States.

In 2011, The Tile Shop reported net sales and income from operations of $152.7 million and $32.6 million, respectively. From December 31, 2007 to December 31, 2011, its net sales and income from operations increased at compounded annual growth rates of 8.2% and 14.0%, respectively. During that period, its growth has been driven by a combination of opening 14 new retail locations and an increase in same store sales. The Tile Shop has opened eight new stores in 2012 and intends to open an additional five stores during the remainder of 2012 and no fewer than 15 stores in 2013.

The Tile Shop, LLC is a Delaware limited liability company formed in 2002 as the successor entity to TS Inc., which was incorporated in 1984 by The Tile Shop’s president and chief executive officer, Robert Rucker. The Tile Shop’s headquarters is located in Plymouth, Minnesota. Unless otherwise stated, references to “The Tile Shop” generally refer to The Tile Shop, LLC and its consolidated subsidiaries. Tile Shop Holdings, Inc. is a Delaware corporation incorporated in 2012.

Competitive Strengths

The Tile Shop believes that the following factors differentiate it from its competitors and position it to continue to grow its specialty tile business.

Inspiring Customer Experience.  The Tile Shop’s showrooms bring its products to life. Each showroom features up to 60 different mockups, or vignettes, of bathrooms, kitchens, fireplaces, foyers, and other settings that showcase The Tile Shop’s broad array of products. Each store also features over 1,400 hand-crafted display boards showing tile that The Tile Shop offers for sale. The Tile Shop’s stores are spacious, well-lit, and organized by product type to make its customers’ shopping experience easy.

Broad Product Assortment at Attractive Prices.  The Tile Shop offers over 4,000 manufactured and natural tile products, setting and maintenance materials, and accessories. The Tile Shop is able to maintain every-day low prices by purchasing tile and accessories directly from producers and manufacturing its own setting and maintenance materials.

Customer Service and Satisfaction.  The Tile Shop’s sales personnel are highly-trained and knowledgeable about the technical and design aspects of its products. The Tile Shop offers weekly do-it-yourself classes in all of its showrooms. In addition, The Tile Shop provides one-on-one installation training as required to meet customer needs. The Tile Shop offers a liberal return policy, with no restocking fees.

Worldwide Sourcing Capabilities.  The Tile Shop has long-standing relationships with producers of its tiles throughout the world and works with them to design products exclusively for The Tile Shop. The Tile Shop believes that these direct relationships differentiate it from its competitors, who generally purchase commodity products through distributors. The Tile Shop is often the largest or exclusive customer for many of its producers.

Proprietary Branding.  The Tile Shop sells the majority of its products under its proprietary brand names, which helps it to differentiate its products from those of its competitors. The Tile Shop offers products across a range of price points and quality levels that allow it to target discrete market segments and to appeal to diverse groups of customers.

Centralized Distribution System.  The Tile Shop services its 61 retail locations from three distribution centers. The Tile Shop’s distribution centers can cost-effectively service stores within a 700-mile radius, providing it with the ability to open new locations in markets where The Tile Shop believes that it has a competitive advantage or sees attractive demographics.

Experienced Team.  The Tile Shop’s management team has substantial experience in the specialty tile industry and retail sales operations. Robert Rucker, its founder and chief executive officer, has over 25 years of experience in the tile industry. Both Carl Randazzo, senior vice president — retail, and Joseph Kinder, senior vice president — operations, have been with The Tile Shop for over 20 years. William Watts, who will serve as The Tile Shop’s chairman following the Business Combination, is the former chief executive officer of General Nutrition Corporation, chairman of Mattress Firm, Inc. and a director of Brookstone, Inc.

Historically Attractive Returns on New Store Investment.  The Tile Shop’s new stores have historically begun generating operating profit within the first year of operations and generally recoup The Tile Shop’s initial net capital investment from a new store’s four-wall profitability within the first 36 months of operations. The Tile Shop measures four-wall profitability as store level operating profit before pre-opening costs and depreciation and amortization.

Growth Strategy

The Tile Shop intends to increase its net sales and profitability through a combination of new store openings and same store sales growth. In the five years ended December 31, 2011, the Tile Shop grew through a combination of opening 20 new retail locations and increases in same store sales. The Tile Shop expects to continue to gain market share. Specific elements of its strategy for continued growth include the following:

Open New Stores.  The Tile Shop believes that the highly-fragmented U.S. retail tile market provides it with a significant opportunity to expand its store base. Since January 1, 2012, The Tile Shop has opened eight new stores and plans to open an additional five stores during the remainder of 2012. The Tile Shop intends to open no fewer than 15 new stores in 2013, primarily in its existing markets and the mid-Atlantic, south eastern, and southern New England regions of the United States. The Tile Shop believes that there will continue to be additional expansion opportunities in the United States and Canada. The Tile Shop expects its store base growth to increase operational efficiencies.

Increase Sales and Profitability of Existing Stores.  The Tile Shop believes its ongoing investment in new products and its enhanced training program for its sales associates, together with its associate incentive compensation structure, will result in continued same store sales growth.

Sales Model

The Tile Shop appeals to customers who desire high-quality products at an attractive value. The Tile Shop principally sells its products directly to homeowners. The Tile Shop also sells products to contractors, who are primarily small businesses that have been hired by a homeowner to complete a tile project. The Tile Shop believes that due to the average cost and relative infrequency of a tile purchase, many of its customers conduct extensive research using multiple channels before making a purchase decision. The Tile Shop’s sales strategy emphasizes customer service by providing comprehensive and convenient education tools on its website and in its stores, for its customers to learn about its products and the tile installation process. The Tile Shop’s website contains a broad range of information regarding its tile products, setting and maintenance materials, and accessories. Customers can order samples, view catalogs, or purchase products from either The Tile Shop’s stores or website. Customers can choose to have their purchases delivered or pick them up at one of The Tile Shop’s stores. The Tile Shop strives to make its customers’ transactions easy and efficient.

The Tile Shop’s stores are designed to emphasize its products in a visually appealing showroom format. The Tile Shop’s typical store is approximately 23,000 square feet, with approximately 19,000 square feet devoted to the showroom and the balance being warehouse space, which is used primarily to store customer orders waiting to be picked up or delivered. The Tile Shop’s stores are typically accessible from major roadways and have significant visibility to passing traffic. The Tile Shop can adapt to a range of existing buildings, whether free-standing or in shopping centers.

Unlike many of its competitors, The Tile Shop devotes a substantial portion of its retail store space to showrooms, including samples of its over 4,000 products and up to 60 different vignettes of bathrooms, kitchens, fireplaces, foyers and other settings that showcase its products. The Tile Shop’s showrooms are designed to provide its customers with a better understanding of how to integrate various types of tile in order to create an attractive presentation in their homes. Each store is also equipped with a consumer training center designed to teach customers how to properly install tile.

A typical store staff consists of a manager and 6 to 15 sales and warehouse associates. The Tile Shop’s store managers are responsible for store operations and for overseeing its customers’ shopping experience. The Tile Shop’s store associates have flexibility to meet or beat competitor pricing.

The Tile Shop offers financing to customers through a branded credit card provided by a third-party consumer finance company. These credit cards, which can used only in The Tile Shop’s stores and on The Tile Shop’s website, provide customers with a 10% discount on all purchases from The Tile Shop. In 2011, approximately 9% of The Tile Shop’s sales were made using its branded card.

Marketing

Unlike many of its competitors, The Tile Shop does not rely on significant traditional advertising expenditures to drive its net sales. The Tile Shop establishes and maintains its credibility primarily through the strength of its products, its store experience, its customer service, and the attractiveness of its pricing. The Tile Shop’s advertising expenditures consist primarily of paid internet search.

The Tile Shop’s website is designed to educate consumers and to generate in-store and online sales. Visitors to The Tile Shop’s website can purchase its products directly as well as search a comprehensive knowledge base of tools on tile, including frequently asked questions, installation guides, detailed product information, catalogs, and how-to videos that explain the installation process. The Tile Shop’s website and social media efforts have also been devoted to building brand awareness, connecting with potential customers, and building relationships with satisfied customers.

Products

The Tile Shop offers a complete assortment of tile products, generally sourced directly from producers, including ceramic, porcelain, glass, and stainless steel manufactured tiles, and marble, granite, quartz, sandstone, travertine, slate, and onyx natural tiles. The Tile Shop also offers a broad range of setting and maintenance materials, such as thinset, grout and sealers, and accessories, including installation tools, shower and bath caddies, drains, and similar products. The Tile Shop sells most of its products under its proprietary brand names. In total, The Tile Shop offers over 4,000 different tile, setting and maintenance materials, and accessory products. In 2011 The Tile Shop’s net sales were 53% from stone products, 29% from ceramic products, and 18% from setting and maintenance products.

Producers

The Tile Shop has long-standing relationships with producers of its tiles throughout the world and works with them to design products exclusively for The Tile Shop. The Tile Shop believes that these direct relationships differentiate it from its competitors, who generally purchase commodity products through distributors. The Tile Shop is often the largest or exclusive customer for many of its suppliers, which The Tile Shop believes enables it to obtain better prices in some circumstances.

The Tile Shop currently purchases tile products from approximately 120 different producers. The Tile Shop’s top 10 tile suppliers accounted for approximately 55% of its tile purchases in 2011. The Tile Shop believes that alternative and competitive suppliers are available for most of its products. In 2011, approximately 53% of its purchased product was sourced from Asia, 9% from North America, 8% from South America, 29% from Europe, and 1% from other locations. Over 95% of The Tile Shop’s foreign purchases are negotiated and paid for in U.S. dollars.

Distribution and Order Fulfillment

The Tile Shop takes possession of its products in the country of origin and arranges for transportation to its distribution centers located in Wisconsin, Michigan, and Virginia. The Tile Shop manufactures its setting and maintenance materials at its Wisconsin and Michigan locations.

The Tile Shop fulfills customer orders primarily by shipping its products to its stores where customers can either pick them up or arrange for home delivery. Orders placed on its website are shipped directly to customers’ homes from its distribution centers. The Tile Shop continues to evaluate logistics alternatives to best service its retail store base and its customers. The Tile Shop believes that its existing distribution facilities will continue to play an integral role in its growth strategy, and expects to establish one or more additional distribution centers in the next five years to support geographic expansion of its retail store base.

Market

According to Catalina Research, Inc., or Catalina, the ceramic tile and stone flooring markets together represent approximately 18% of the total U.S. floor coverings market, which includes carpet and area rugs, wood flooring, resilient flooring, and laminate flooring. In its June 2012 Floor Coverings Industry Quarterly Update, Catalina estimates that U.S. sales of ceramic tile and stone flooring increased by 6.0% and 0.2%, respectively, in 2011, with U.S. sales of ceramic tile and stone flooring totaling $3.27 billion in 2011.

The residential tile and stone market is dependent upon home-related, large-ticket discretionary spending, which is influenced by a number of complex economic and demographic factors that may vary locally, regionally, and nationally. The market is impacted by, among other things, home remodeling activity, employment levels, housing turnover (including foreclosures), real estate prices, new housing starts, consumer confidence, credit availability, and the general health of consumer discretionary spending. Many of the economic indicators associated with the tile market and generally associated with consumer discretionary spending remain weak, and although The Tile Shop believes that signs of market stabilization are present, it expects that the tile market will remain in a weakened state throughout 2012. Nevertheless, IBISWorld’s June 2012 Industry Report projects an expected annual growth rate of sales 3.1% in the tile and marble industry over the next five years to approximately $5.9 billion in 2017, and the Joint Center for Housing Studies of Harvard University, or JCHS, predicts a 3.5% compounded annual increase in spending on homeowner improvements from 2010 through 2015. IBISWorld further projects that demand for homeowner improvements will be driven by young professionals with disposable income who are beginning to acquire homes in greater numbers and existing homeowners turning to deferred maintenance projects as disposable income increases with an improved economy. Recent projections by JCHS indicate that homeowner improvement spending for the four-quarter period ending with the fourth quarter of 2012 will be at the highest level since the four-quarter period ending with the third quarter of 2008, at roughly $122.6 billion, representing a 5.9% increase over the four-quarter period ending with the first quarter of 2012.

Further, according to a July 2011 U.S. Floor Covering Industry Report from Catalina, specialty retailers serving the homeowner-based segment of the tile market face intense competition from large national home centers such as Home Depot and Lowe’s, with home centers having increased their market share of total U.S. retail floor coverings sales from 19.6% of total sales in 2002 to 27.5% in 2007, and 32.0% in 2010. Catalina believes that this is a result of increasing price sensitivity on the part of consumers and the ability of large national home centers to take advantage of economies of scale. In addition, the number of specialty floor retail stores has decreased significantly, falling from 16,600 locations in 1997, to 14,500 in 2007, and 12,000 in 2010, according to Catalina. IBISWorld predicts that the market presence of specialty tile and marble stores will continue to shrink under difficult macroeconomic pressures. However, with underperforming firms exiting the market, The Tile Shop estimates that it has gained market share, primarily through new store openings and an increase in same store sales. The Tile Shop expects that these trends will continue, given The Tile Shop’s sustained growth in the face of a difficult national economy and competitive environment.

Competition

The retail tile market is highly-fragmented. The Tile Shop competes directly with large national home centers that offer a wide range of home improvement products in addition to tile, such as Home Depot and Lowe’s; regional and local specialty retailers of tile, such as Tile America, World of Tile, Century Tile, and Floor and Décor; factory-direct stores, such as Dal-Tile and Florida Tile; and a large number of privately-owned, single-site stores. The Tile Shop also competes indirectly with companies that sell other types of floor coverings, including wood floors, carpet, and vinyl sheet. The barriers to entry into the retail tile industry are relatively low and new or existing tile retailers could enter The Tile Shop’s markets and increase the competition The Tile Shop faces. Many of its competitors enjoy competitive advantages over The Tile Shop, such as greater name recognition, longer operating histories, more varied product offerings, and greater financial, technical, and other resources.

The Tile Shop believes that the key competitive factors in the retail tile industry include:

•	product variety;
•	customer service;
•	store location; and
•	price.

The Tile Shop believes that it competes favorably with respect to each of these factors by providing a highly diverse selection of products to its customers, at an attractive value, in appealing and convenient retail store locations, with exceptional customer service and on-site instructional opportunities. Further, while some larger factory-direct competitors manufacture their own products, most of The Tile Shop’s competitors purchase their tile from domestic manufacturers or distributors when they receive an order from a customer. As a result, The Tile Shop believes that it takes these retailers longer than The Tile Shop to deliver products to customers and that their prices tend to be higher than its prices. The Tile Shop also believes that it offers a broader range of products and stronger in-store customer support than these competitors.

Employees

As of June 30, 2012, The Tile Shop had 661 employees, 654 of whom were full-time and none of whom were represented by a union. Of these employees, 509 work in The Tile Shop’s stores, 32 work in corporate, store support, infrastructure or similar functions, and 120 work in distribution and manufacturing facilities. The Tile Shop believes that it has good relations with its employees.

Intellectual Property and Trademarks

The Tile Shop has registered and unregistered trademarks for all of its brands, including 13 registered marks and several pending trademark applications marks in the United States. The Tile Shop regards its intellectual property as having significant value and its brands are an important factor in the marketing of its products. Accordingly, The Tile Shop has taken, and continues to take, appropriate steps to protect its intellectual property.

Government Regulation

The Tile Shop is subject to extensive and varied federal, state and local government regulation in the jurisdictions in which it operates, including laws and regulations relating to its relationships with its employees, public health and safety, zoning, and fire codes. The Tile Shop operates each of its stores, offices, and distribution and manufacturing facilities in accordance with standards and procedures designed to comply with applicable laws, codes and regulations.

The Tile Shop’s operations and properties are also subject to federal, state and local laws and regulations relating to the use, storage, handling, generation, transportation, treatment, emission, release, discharge and disposal of hazardous materials, substances and wastes and relating to the investigation and cleanup of contaminated properties, including off-site disposal locations. The Tile Shop does not incur significant costs complying with environmental laws and regulations. However, The Tile Shop could be subject to material costs, liabilities, or claims relating to environmental compliance in the future, especially in the event of changes in existing laws and regulations or in their interpretation.

Products that The Tile Shop imports into the United States are subject to laws and regulations imposed in conjunction with such importation, including those issued and/or enforced by U.S. Customs and Border Protection. The Tile Shop works closely with its suppliers to ensure compliance with the applicable laws and regulations in these areas.

Properties

The Tile Shop operates 61 stores located in 20 states, including eight opened since December 31, 2011. The table below sets forth the locations and square footage of its stores:

Location	Square Footage
Bloomington, Minnesota	12,000
Lexington, Kentucky	28,569
Roseville, Minnesota	29,412
Louisville, Kentucky	20,000
West Allis, Wisconsin	22,932
Shawnee, Kansas	19,032
Sunset Hills, Missouri	17,500
Schaumburg, Illinois	25,416
Indianapolis, Indiana	18,260
Ellisville, Missouri	17,750
Plymouth, Minnesota	30,500
Farmington, Michigan	27,000
Sharonville, Ohio	30,975
Sterling Heights, Michigan	29,520
Independence, Missouri	26,682
Rockville, Maryland	34,478
Burnsville, Minnesota	25,786
Naperville, Illinois	21,000
Columbus, Ohio	25,024
Grand Rapids, Michigan	27,600
Westland, Michigan	25,400
Ann Arbor, Michigan	28,188
Tinley Park, Illinois	22,100
Oakwood Village, Ohio	20,715
Centerville, Ohio	28,440
Des Moines, Iowa	24,960
Rochester, New York	25,000
Virginia Beach, Virginia	22,000
Glen Allen, Virginia	24,900
Charlotte, North Carolina	33,600
Coon Rapids, Minnesota	24,186

Location	Square Footage
St. Peters, Missouri	20,200
Deerfield, Illinois	21,486
Woodbury, Minnesota	18,731
Lombard, Illinois	21,486
Florence, Kentucky	27,752
Overland Park, Kansas	18,847
Moorestown, New Jersey	15,210
Raleigh, North Carolina	22,213
Springfield, Virginia	30,145
Lake Zurich, Illinois	21,280
Countryside, Illinois	18,929
Sterling, Virginia	16,500
Wilmington, Delaware	22,180
Nashville, Tennessee	18,147
Madison, Wisconsin	20,500
Kennesaw, Georgia	27,000
Omaha, Nebraska	20,412
Columbia, Maryland	21,350
Westbury, New York	17,704
Manassas, Virginia	26,568
North Olmsted, Ohio	20,000
Dunwoody, Georgia	21,885
Robinson, Pennsylvania	26,541
Commack, New York	18,932
Greenwood, Indiana	18,804
Rochelle Park, New Jersey	21,328
King of Prussia, Pennsylvania	25,522
Knoxville, Tennessee	22,000
Cheektowaga, New York	25,532
Scarsdale, New York	21,191
Brown Deer, Wisconsin*	19,848
Timonium, Maryland*	20,000

*	The Tile Shop has signed leases for these two locations, which it expects to open in 2012.

The Tile Shop leases all of its stores. The Tile Shop’s 10,000 square foot headquarters in Plymouth, Minnesota is attached to its flagship retail store. The Tile Shop owns its three distribution centers, located in Spring Valley, Wisconsin; Ottawa Lake, Michigan; and Ridgeway, Virginia, which consist of 51,000, 271,000, and 100,000 square feet, respectively.

Legal Proceedings

From time to time, The Tile Shop has been and may become involved in legal proceedings arising in the ordinary course of its business. Although the results of litigation and claims cannot be predicted with certainty, The Tile Shop is not presently involved in any legal proceeding in which the outcome, if determined adversely to The Tile Shop, would be expected to have a material adverse effect on its business, operating results, or financial condition. Regardless of the outcome, litigation can have an adverse impact on The Tile Shop because of defense and settlement costs, diversion of management resources, and other factors.

THE TILE SHOP’S MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with “The Tile Shop’s Selected Historical Consolidated Financial Data” and The Tile Shop’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. Among other things, those historical consolidated financial statements include more detailed information regarding the basis of presentation for the financial data than included in the following discussion. This discussion contains forward-looking statements about The Tile Shop’s business, operations and industry that involve risks and uncertainties, such as statements regarding The Tile Shop’s plans, objectives, expectations and intentions. The Tile Shop’s future results and financial condition may differ materially from those we currently anticipate as a result of the factors described in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

The Tile Shop is a specialty retailer of manufactured and natural stone tiles, setting and maintenance materials, and related accessories in the United States. The Tile Shop offers a wide selection of products, attractive prices, and exceptional customer service in an extensive showroom setting. The Tile Shop operates 61 stores in 20 states, with an average size of 23,000 square feet. The Tile Shop also sells its products on its website.

The Tile Shop purchases its tile products and accessories directly from producers and manufactures its own setting and maintenance materials, such as thinset, grout, and sealers. The Tile Shop believes that its long-term producer relationships, together with its design, manufacturing and distribution capabilities, enables it to offer a broad assortment of high-quality products to its customers, who are primarily homeowners, at competitive prices. The Tile Shop has invested significant resources to develop its proprietary brands and product sources.

The Tile Shop believes that the highly-fragmented U.S. retail tile market provides it with a significant opportunity to expand its store base. The Tile Shop has opened eight new stores in the U.S. in 2012, and plans to open an additional five stores during the remainder of 2012 and no fewer than 15 stores in 2013. The Tile Shop believes that there will continue to be additional expansion opportunities in the United States and Canada. It expects store base growth will drive productivity and operational efficiencies.

For the year ended December 31, 2011, The Tile Shop reported net sales and income from operations of $152.7 million and $32.6 million, respectively. From December 31, 2007 to December 31, 2011, its net sales and income from operations increased at compounded annual growth rates of 8.2% and 14.0%, respectively. During that period, The Tile Shop opened 14 new retail locations and focused on cost control and implementing selected price increases in order to maintain its gross profit and income from operations. The Tile Shop plans to continue to focus on store growth and controlling costs.

Net cash flows provided by operating activities were $34.7 million and $32.5 million for the years ended December 31, 2011 and 2010, respectively, which were used to fund capital expenditures for opening new stores and daily operations. The Tile Shop expects to continue to fund its capital expenditures and daily operations from its operating cash flows. As of June 30, 2012, The Tile Shop had cash of $16.9 million and working capital of $40.6 million.

The Tile Shop plans to continue to invest in strong customer service by leveraging its highly trained staff from its existing store base to train new store staff. In 2011, The Tile Shop began to deploy iPOS, a hand held mobile device that allows salespeople real-time access to warehouse inventory, along with the ability to create a new customer order, process payments, edit orders, and look up a current customer’s contact information and order history while on the store floor. The Tile Shop completed the deployment of iPOS to all of its stores in 2012. The Tile Shop continues to invest in its marketing and brand management, website improvements, and growing use of social media. The Tile Shop also plans to maintain its marketing and brand management by periodically remodeling its in-store displays and developing content about its store and products for smart phones and tablets. In 2011, approximately 50% of The Tile Shop’s net sales were from repeat customers.

Key Components of The Tile Shop’s Consolidated Statements of Income

Net sales

Net sales represents total charges to customers and includes freight charged to customers. The Tile Shop’s increase in net sales in recent years has been a result of its store base growth, increase in same store sales, expansion of product lines, and a gradually improving national economy. From 2009 to 2011, The Tile Shop’s net sales grew 31.4% to $152.7 million.

The table below sets forth information about The Tile Shop’s same store sales growth from 2009 to June 30, 2012. The Tile Shop’s increase in same store sales growth is primarily attributable to increases in volume. In general, The Tile Shop considers a store comparable on the first day of the 13th month of operation. Same store sale amounts include total charges to customers less any actual returns. The Tile Shop does not include estimated return provisions or sales allowances in the same store sales calculation, as return reserves are calculated at the consolidated level. The Tile Shop does not include website sales in the same store analysis. The Tile Shop’s website generated approximately $0.8 million in net sales in 2011.

	Six Months Ended June 30,		Years Ended December 31,
	2012	2011	2011	2010	2009
Same store sales growth	6.3%	6.7%	6.4%	11.4%	(4.6)%

The Tile Shop opened five, five and one new stores in 2011, 2010, and 2009, respectively. Net sales at new stores are generally lowest in the first few months after a location is opened and generally increase over time. The Tile Shop expects a store’s net sales to increase faster during its first three years of operation than in its later years. Store locations opened in existing markets tend to have higher net sales in the first year of operation than store locations opened in new markets, as a portion of those net sales come from more mature stores in those markets.

Cost of sales

Cost of sales (excluding depreciation and amortization) consists primarily of costs associated with purchasing products and delivering them to customers, as well as costs associated with manufacturing of maintenance materials.

Gross profit

Gross profit is net sales less cost of sales. Gross margin is the percentage determined by dividing gross profit by net sales.

In 2011, 2010, and 2009 The Tile Shop’s gross margin was 73.6%, 73.3%, and 72.7%, respectively. For the six months ended June 30, 2012 and 2011 gross margin was 73.1% and 73.8%, respectively. The Tile Shop has been able to maintain stable gross margins as a result of product cost control and expects that its gross margin will continue in the same range.

Selling, general, and administrative expenses

Payroll costs and occupancy expenses have historically been The Tile Shop’s most significant selling, general, and administrative expenses. Payroll costs exclude costs associated with manufacturing labor costs as those costs are included in cost of sales. In 2011, 2010, and 2009, The Tile Shop’s selling, general, and administrative expenses as a percentage of net sales was 52.2%, 50.7%, and 51.8%, respectively. For the six months ended June 30, 2012 and, 2011 selling, general, and administrative expenses as a percentage of net sales was 49.9% and 49.8%, respectively. The Tile Shop expects to continue making investments in its corporate infrastructure commensurate with its growth strategy.

As a result of the Business Combination, The Tile Shop expects to incur increased incremental general and administrative expenses attributable to operating as a publicly traded company, including annual and quarterly reporting; Sarbanes-Oxley compliance expenses; expenses associated with listing on the Nasdaq Stock Market; compensation for a chief financial officer; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer liability insurance costs; and director compensation.

Adjusted EBITDA

The Tile Shop calculates Adjusted EBITDA by taking GAAP net income and adding interest expense, income taxes, depreciation and amortization, and stock-based compensation. Adjusted EBITDA margin is equal to Adjusted EBITDA divided by net sales. The Tile Shop believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to The Tile Shop’s financial condition and results of operations. The Tile Shop’s management uses these non-GAAP measures to compare the company’s performance to that of prior periods for trend analyses, for purposes of determining management incentive compensation, and for budgeting and planning purposes. These measures are used in monthly financial reports prepared for management and The Tile Shop’s board of managers. The Tile Shop believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the company’s financial measures with other specialty retailers, many of which present similar non-GAAP financial measures to investors.

Management of The Tile Shop does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in The Tile Shop’s consolidated financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. The Tile Shop urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures and not to rely on any single financial measure to evaluate The Tile Shop’s business.

	Six Months Ended June 30,		Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Net income	$20,789	$18,085	$31,360	$29,709	$23,223	$22,736	$18,460
Interest expense	176	199	443	467	545	592	972
Income taxes	424	425	733	609	675	724	461
Depreciation and amortization	4,793	4,037	8,651	7,237	7,013	6,506	5,789
Stock-based compensation	1,273	593	1,415	450	120	260	150
Adjusted EBITDA	$27,455	$23,339	$42,602	$38,472	$31,576	$30,818	$25,832

Provision for income taxes

As a limited liability company, The Tile Shop is taxed as a partnership, which provides that, in lieu of corporate income taxes, the members separately account for The Tile Shop’s items of income, deductions, losses and credits. Therefore, The Tile Shop’s consolidated financial statements do not include any provision for federal income taxes. The provision for income taxes represents income taxes primarily due to minimum fees in several states and income tax in the state of Michigan.

Following the Business Combination. TS Holdings will be subject to U.S. federal and state income taxes.

Comparison of the Six Months Ended June 30, 2012 and the Six Months Ended June 30, 2011

Net sales

Net sales increased by $14.2 million, or 18.3%, for the six months ended June 30, 2012 compared to the six months ended June 30, 2011. This increase is primarily due to net sales of $4.2 million from 11 new stores, an increase of $9.9 million from same store sales growth, and an increase of $0.1 million from online store sales.

	Six months ended June 30,
	2012	2011
	(dollars in thousands)
Net sales	$92,175	$77,931
Percentage increase	18.3%	11.4%
Same store sales growth	6.3%	6.7%

Gross profit

Gross profit increased $9.8 million, or 17.1%, for the six months ended June 30, 2012 compared to the six months ended June 30, 2011, primarily due to the increase in net sales. Gross margin decreased 0.7% for the six months ended June 30, 2012 from the six months ended June 30, 2011, primarily due to slightly higher production costs.

	Six months ended June 30,
	2012	2011
	(dollars in thousands)
Net sales	$92,175	$77,931
Cost of sales	24,828	20,425
Gross profit	$67,347	$57,506
Gross margin	73.1%	73.8%

Selling, general, and administrative expenses

Selling, general, and administrative expenses increased $7.2 million, or 18.4%, for the six months ended June 30, 2012 compared to the six months ended June 30, 2011. Selling, general, and administrative expenses as a percentage of net sales did not change by a material amount for the six months ended June 30, 2012 compared to six months ended June 30, 2011. The increase in selling, general, and administrative expenses was primarily due to increased payroll costs of $3.1 million, increased rent expense of $0.9 million, and increased depreciation and amortization of $0.8 million, primarily as a result of opening new stores. Selling, general and administrative expense also included an increase in stock compensation expense of $0.7 million due revaluation of the stock-based compensation liability due to increased value of The Tile Shop’s equity.

	Six Months Ended June 30,
	2012	2011
	(dollars in thousands)
Selling, general, and administrative expenses	$45,980	$38,825
Percentage increase	18.4%	14.4%
As a percentage of net sales	49.9%	49.8%

Income from operations and operating margin

As a result of the above, income from operations increased by $2.7 million, or 14.4%, for the six months ended June 30, 2012 compared to the six months ended June 30, 2011. Operating income margin decreased 0.8% for the six months ended June 30, 2012 compared to the six months ended June 30, 2011.

	Six Months Ended June 30,
	2012	2011
	(dollars in thousands)
Gross profit	$67,347	$57,506
Selling, general, and administrative expenses	45,980	38,825
Income from operations	$21,367	$18,681
Operating income margin	23.2%	24.0%

Net income

As a result of the changes noted above, net income increased by $2.7 million, or 15.0%, for the six months ended June 30, 2012 compared to the six months ended June 30, 2011.

	Six Months Ended June 30,
	2012	2011
	(dollars in thousands)
Net income	$20,789	$18,085
As a percentage of net sales	22.6%	23.2%

Comparison of 2011 to 2010

Net sales

Net sales increased by $17.4 million, or 12.8%, from 2010 to 2011. This increase is primarily due to a net sales increase of $2.6 million from five new stores, an increase of $14.4 million from same store sales growth, and an increase of $0.4 million from online store sales. In 2011, The Tile Shop also expanded the number of products it sells.

	Year Ended December 31,
	2011	2010
	(dollars in thousands)
Net sales	$152,717	$135,340
Percentage increase	12.8%	16.4%
Same store sales growth	6.4%	11.4%

Gross profit

Gross profit increased $13.2 million, or 13.3%, from 2010 to 2011, primarily due to the increase in net sales. Gross margin increased insignificantly by 0.3% from 2010 to 2011.

	Year Ended December 31,
	2011	2010
	(dollars in thousands)
Net sales	$152,717	$135,340
Cost of sales	40,321	36,124
Gross profit	$112,396	$99,216
Gross margin	73.6%	73.3%

Selling, general, and administrative expenses

Selling, general, and administrative expenses increased $11.2 million, or 16.4%, from 2010 to 2011. Selling, general, and administrative expenses as a percentage of net sales increased 1.5% from 2010 to 2011. The increase in selling, general, and administrative expenses was primarily due to increased payroll costs of $5.5 million and additional occupancy costs of $3.4 million, primarily as a result of opening new stores. Occupancy costs are higher for new stores compared to existing stores due to the gradually improving economy and opening new stores in more expensive real estate markets. In 2011, selling, general, and administrative expenses also includes a charge of $1.4 million related to The Tile Shop’s equity incentive plan.

	Years Ended December 31,
	2011	2010
	(dollars in thousands)
Selling, general, and administrative expenses	$79,783	$68,555
Percentage increase	16.4%	13.9%
As a percentage of net sales	52.2%	50.7%

Income from operations and operating margin

As a result of the above, income from operations increased by $2.0 million, or 6.4%, from 2010 to 2011. Operating income margin decreased 1.3% from 2010 to 2011.

	Year Ended December 31,
	2011	2010
	(dollars in thousands)
Gross profit	$112,396	$99,216
Selling, general, and administrative expenses	79,783	68,555
Income from operations	$32,613	$30,661
Operating income margin	21.4%	22.7%

Net income

As a result of the changes noted above, net income increased by $1.7 million, or 5.6%, from 2010 to 2011.

	Year Ended December 31,
	2011	2010
	(dollars in thousands)
Net income	$31,360	$29,709
As a percentage of net sales	20.5%	22.0%

Comparison of 2010 to 2009

Net sales

Net sales increased $19.1 million or 16.4%, from 2009 to 2010. This increase is primarily due to a net sales increase of $3.1 million from five new stores, an increase of $15.8 million from same store sales growth, and an increase of $0.2 million from online store sales.

	Year Ended December 31,
	2010	2009
	(dollars in thousands)
Net sales	$135,340	$116,247
Percentage increase (decrease)	16.4%	(2.3)%
Same store sales growth	11.4%	(4.6)%

Gross profit

Gross profit increased by $14.7 million, or 17.4%, from 2009 to 2010, primarily due to the increase in net sales. Gross profit increased by 0.6% from 2009 to 2010, primarily due to minor reductions in product cost.

	Year Ended December 31,
	2010	2009
	(dollars in thousands)
Net sales	$135,340	$116,247
Cost of sales	36,124	31,706
Gross profit	$99,216	$84,541
Gross margin	73.3%	72.7%

Selling, general, and administrative expenses

Selling, general, and administrative expenses increased $8.4 million, or 13.9%, from 2009 to 2010. Selling, general, and administrative expenses as a percentage of net sales decreased 1.1% from 2009 to 2010. The increase in selling, general, and administrative expenses was primarily due to increased payroll costs of $5.1 million and additional occupancy costs of $1.5 million, primarily as a result of opening new stores.

	Years Ended December 31,
	2010	2009
	(dollars in thousands)
Selling, general, and administrative expenses	$68,555	$60,171
Percentage increase (decrease)	13.9%	(2.3)%
As a percentage of net sales	50.7%	51.8%

Income from operations and operating margin

As a result of the above, income from operations increased by $6.3 million, or 25.8%, from 2009 to 2010. Operating margin increased 1.7% from 2009 to 2010.

	Year Ended December 31,
	2010	2009
	(dollars in thousands)
Gross profit	$99,216	$84,541
Selling, general, and administrative expenses	68,555	60,171
Income from operations	$30,661	$24,370
Operating income margin	22.7%	21.0%

Net Income

As a result of the changes noted above, net income increased by $6.5 million or, 27.9% from 2009 to 2010.

	Year Ended December 31,
	2010	2009
	(dollars in thousands)
Net income	$29,709	$23,223
As a percentage of net sales	22.0%	20.0%

Liquidity and Capital Resources

The Tile Shop’s principal liquidity requirements have been for working capital and capital expenditures. The Tile Shop’s principal sources of liquidity are $16.9 million of cash and cash equivalents at June 30, 2012, its cash flow from operations, and borrowings available under its revolving credit facility. The Tile Shop expects to use this liquidity for general corporate purposes, including opening new stores, purchasing additional merchandise inventory and maintaining its existing stores.

The Tile Shop has a $3,000,000 revolving credit facility which expires on August 31, 2013. Advances under the credit facility bear interest on the outstanding daily balance, at an annual rate equal to 2.0 percent above the daily one-month LIBOR rate. The Tile Shop has pledged substantially all of its assets to the lender to secure its obligations under the credit facility. The credit facility also includes financial and other covenants, including covenants to maintain a certain debt to modified tangible net worth ratio, maintain a level of quarterly profitability, and maintain a certain level of modified tangible net worth. As of June 30, 2012, there was approximately $1.89 million available for borrowing under the credit facility. Any inability to meet its debt service obligations could adversely affect The Tile Shop’s financial position and liquidity.

In connection with the Business Combination, the first $15 million of redemption payments to holders of public shares would reduce the cash and working capital of TS Holdings by a corresponding amount following the closing. The Tile Shop believes that its cash flow from operations, together with its existing cash and cash equivalents, and borrowings available under its revolving credit facility will be sufficient to fund its operations and anticipated capital expenditures over at least the next 12 months even if holders of $15 million or more of public shares exercise their redemption rights in connection with the Business Combination, and that such redemptions would not result in a breach of the financial covenants included in the credit facility. However, if such funds are insufficient to fund TS Holdings’ working capital requirements, it would need to borrow funds necessary to satisfy such requirements or sell additional shares of TS Holdings common stock, which would result in the dilution of the ownership interest of the holders of TS Holdings common stock. There is no assurance that such funds would be available to TS Holdings on terms favorable to it or at all. If such funds were not available, TS Holdings may have to reduce its capital expenditures, and its operations and profitability may be adversely affected.

In 2012, The Tile Shop expects to make capital expenditures of approximately $26 million. In addition to general capital requirements, The Tile Shop intends to open 13 new stores during 2012 with an expected cost of approximately $18 million. The Tile Shop also plans to spend $1.3 million to renovate its existing in-store displays, and $2–4 million to expand one of its distribution centers. The Tile Shop has made capital expenditures of approximately $12.1 million during the six months ended June 30, 2012. The Tile Shop intends to open no fewer than 15 stores at an expected cost of approximately $21 million in 2013.

The Tile Shop’s future capital requirements will vary based on the number of additional stores, distribution centers, and manufacturing facilities it opens, the number of stores it chooses to renovate, and the number and size of any acquisitions it chooses to make. The Tile Shop’s decisions regarding opening, relocating, or renovating stores, and whether to engage in strategic acquisitions, will be based in part on macroeconomic factors and the general state of the U.S. economy, as well as the local economies in the markets in which its stores are located.

As a result of the Business Combination, The Tile Shop anticipates incurring incremental general and administrative expenses of approximately $2 million annually that are attributable to operating as a publicly traded company. These expenses will include annual and quarterly reporting; Sarbanes-Oxley compliance expenses; expenses associated with listing on the Nasdaq Stock Market; independent auditor fees; chief financial officer compensation; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer liability insurance costs; and director compensation. The effect of these incremental general and administrative expenses are not reflected in The Tile Shop’s historical consolidated financial statements or the unaudited pro forma condensed combined financial information set forth elsewhere in this proxy statement/prospectus.

Cash Flows

The following table summarizes The Tile Shop’s cash flow data for 2011, 2010, and 2009, and the six months ended June 30, 2012 and 2011.

	Six Months Ended June 30,		Years Ended December 31,
	2012	2011	2011	2010	2009
	(in thousands)
Net cash provided by operating activities	$32,687	$20,259	$34,723	$32,461	$34,729
Net cash used in investing activities	(12,138)	(8,022)	(18,561)	(14,376)	(8,267)
Net cash used in financing activities	(9,915)	(10,025)	(23,994)	(21,819)	(12,243)

Operating Activities

Cash flows from operating activities are significantly influenced by net income, depreciation and amortization of property, plant and equipment, amortization of deferred rent, and changes in working capital.

In the six months ended June 30, 2012, cash provided by operating activities was $32.7 million, driven primarily by The Tile Shop’s net income of $20.8 million, which was reduced by non-cash charges of $7.2 million, including $4.8 million of depreciation and amortization, $1.3 million of stock-based compensation, and $1.1 million of deferred rent. In addition, these cash inflows were increased by a reduction in working capital of $4.7 million, which included a $0.4 million increase in trade receivables, a $1.9 million decrease in inventories, a $3.4 million increase in prepaid expenses and other current assets, a $5.3 million increase in accounts payable, and a $1.3 million increase in accrued expenses and other liabilities.

In the six months ended June 30, 2011, cash provided by operating activities was $20.3 million, driven primarily by The Tile Shop’s net income of $18.0 million, which was reduced by non-cash charges of $5.3 million, including $4.0 million of depreciation and amortization, $0.6 million in stock-based compensation, and $0.7 million of deferred rent. These cash inflows were offset by an increase in net working capital of $3.1 million, which included a $7.5 million increase in inventories, a $1.2 million increase in prepaid expenses and other current assets, a $3.8 million increase in accounts payable, and a $1.8 million increase in accrued expenses and other liabilities.

In 2011, cash provided by operating activities was $34.7 million, driven primarily by The Tile Shop’s net income of $31.4 million, which was reduced by non-cash charges of $12.8 million, including $8.7 million of depreciation and amortization, $2.5 million of deferred rent, $1.4 million of stock-based compensation, and a $0.2 million loss on disposal of property, plant, and equipment. These cash inflows were offset by an increase in working capital of $9.4 million, which included a $0.2 million decrease in trade receivables, a $8.4 million increase in inventories, a $0.4 million increase in prepaid expenses and other current assets, a $1.8 million decrease in accounts payable, and a $1.0 million increase in accrued expenses and other liabilites.

In 2010, cash provided by operating activities was $32.5 million, driven primarily by The Tile Shop’s net income of $29.7 million, which was reduced by non-cash charges of $9.3 million, including $7.2 million of depreciation and amortization, $1.5 million of deferred rent, $0.1 million of accretion of special cash distribution units, $0.1 million loss on disposal of property, plant, and equipment, and $0.5 million of stock-based compensation. These cash inflows were offset by an increase in net working capital of $6.6 million, which included a $0.2 million increase in trade receivables, a $9.0 million increase in inventories, a $1.1 million increase in prepaid expenses and other current assets, a $3.4 million increase in accounts payable, and a $0.3 million increase in accrued expenses and other liabilities.

In 2009, cash provided by operating activities was $34.7 million, driven primarily by The Tile Shop’s net income of $23.2 million, which was reduced by non-cash charges of $9.3 million, including $7.0 million of depreciation and amortization, $2.0 million of deferred rent, and $0.1 million of stock-based compensation. In addition, these cash inflows were increased by a reduction in net working capital of $2.2 million which included a $0.1 million decrease in trade receivables, a $1.7 million decrease in inventories, a $0.3 million increase in prepaid expenses and other current assets, a $0.5 million increase in account payable, and a $0.2 million increase in accrued expenses and other liabilities.

Investing Activities

Net cash used in investing activities was $18.6 million, $14.4 million, $8.3 million, $12.1 million, and $8.0 million in 2011, 2010, 2009, and the six months ended June 30, 2012 and 2011, respectively. Net cash used in investing activities in each period included capital purchases of store fixtures, equipment and leasehold improvements for stores opened or remodeled, and routine capital purchases of computer hardware and software.

Financing Activities

Net cash used in financing activities was $24.0 million, $21.8 million, $12.2 million, $9.9 million and $10.0 million in 2011, 2010, 2009, and the six months ended June 30, 2012 and 2011, respectively. These cash uses were primarily due to distributions to members and principal payments on long-term debt. Cash used in financing activities in 2010 increased compared to 2009 due to higher distributions to members as a result of The Tile Shop’s strong performance in 2010 compared to 2009.

Off-balance sheet arrangements

As of June 30, 2012 and December 31, 2011, The Tile Shop does not have any “off-balance sheet arrangements” (as such term is defined in Item 303 of Regulation S-K) that could have a current or future effect on its financial condition, changes in financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources.

Summary Disclosure about Contractual Obligations and Commercial Commitments

The following summarizes certain of The Tile Shop’s contractual obligations at December 31, 2011 and the effect such obligations are expected to have on its liquidity and cash flows in future periods:

	Payments Due by Period
	Total	Less Than 1 Year	1 to 3 Years	4 to 5 Years	5+ Years
	(in thousands)
Long-term debt including principal and interest(1)	$3,088	$594	$1,483	$197	$814
Operating lease obligations(2)	$215,975	12,226	25,864	25,543	152,342
Capital lease obligations(3)	$3,196	467	944	622	1,163
Total contractual obligations	$222,259	$13,287	$28,291	$26,362	$154,319

(1)	Included in this table is the total interest (in thousand) of $84
•	Less than 1 Year for $35
•	1 to 3 Years for $33
•	4 to 5 Years for $7
•	5+ Years for $9
(2)	Included in this table is the base period or current renewal period for The Tile Shop’s operating leases. The operating leases generally contain varying renewal provisions.
(3)	Included in this table is the total interest (in thousand) of $1,347:
•	Less than 1 Year for $273
•	1 to 3 Years for $434
•	4 to 5 Years for $275
•	5+ Years for $365

Inflation

Inflationary factors such as increases in the cost of The Tile Shop’s products and overhead costs may adversely affect its operating results. Although it does not believe that inflation has had a material impact on its financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on The Tile Shop’s ability to maintain current levels of gross margin and selling, general, and administrative expenses as a percentage of revenues if the selling prices of its products do not increase with these increased costs.

Critical Accounting Policies and Estimates

The Tile Shop’s financial statements are prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of its financial statements and related disclosures requires The Tile Shop to make estimates, assumptions, and judgments that affect the reported amount of assets, liabilities, revenues, costs and expenses, and related disclosures. The Tile Shop bases its estimates and assumptions on historical experience and other factors that it believes to be reasonable under the circumstances, but all such estimates and assumptions are inherently uncertain and unpredictable. The Tile Shop evaluates its estimates and assumptions on an ongoing basis. Actual results may differ from those estimates and assumptions, and it is possible that other professionals, applying their own judgment to the same facts and circumstances, could develop and support alternative estimates and assumptions that would result in material changes to The Tile Shop’s operating results and financial condition. The Tile Shop’s most critical accounting policies are summarized below. See Note 2 to The Tile Shop’s financial statements included elsewhere in this proxy statement/prospectus for additional information about these critical accounting policies, as well as a description of The Tile Shop’s other significant accounting policies.

Recognition of Revenue

The Tile Shop recognizes sales at the time the customer takes possession of the merchandise. The Tile Shop recognizes service revenue, which consists primarily of freight charges for home delivery, when the service has been rendered. The Tile Shop is required to charge and collect sales and other taxes on sales to its customers and remit the taxes back to government authorities. Sales and other taxes are recorded net in the consolidated balance sheets but excluded from the consolidated statements of income. Net sales are reduced by an allowance for anticipated sales returns that The Tile Shop estimates based on historical sales trends and experience. Any reasonably likely changes that may occur in the assumptions underlying The Tile Shop’s allowance estimates would not be expected to have a material impact on its financial condition or operating performance.

The Tile Shop’s revenue recognition accounting methodology contains uncertainties because it requires management to make assumptions and to apply judgment to estimate future sales returns and exchanges and the associated costs. The customer may receive a refund or exchange the original product for a replacement of equal or similar quality for an indefinite period of time after the original purchase. Products received back under this policy are reconditioned pursuant to state laws and resold.

The Tile Shop has historically not had any material changes to the estimated liability for sales returns and exchanges. However, if actual results are not consistent with its estimates or assumptions, The Tile Shop may be exposed to losses or gains that could be material.

Stock-Based Compensation

Compensation expense for The Tile Shop’s equity incentive deferred compensation plan is expensed in accordance with ASC 718 “Stock Compensation”. The Tile Shop has granted cash settled awards which are classified as liabilities and measured at intrinsic value at each reporting date. Changes in the intrinsic value are recognized in the consolidated statements of income.

Property, plant, and equipment

Property, plant and equipment is carried at cost less accumulated depreciation, which is amortized over the useful life of the assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or lease period (including expected renewal periods). Property, plant and equipment are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Tile Shop’s investment in store leasehold improvements, including fixtures and equipment, is the most significant component of property, plant, and equipment.

When evaluating property, plant and equipment for potential impairment, if certain impairment indicators exist, The Tile Shop first compares the carrying value of the asset’s undiscounted estimated future cash flows. If the estimated future cash flows are less than the carrying value of the asset, The Tile Shop calculates an impairment loss. The impairment loss calculation compares the carrying value of the asset to the asset’s estimated fair value, which is based on estimated future discounted cash flows. The Tile Shop recognizes impairment if the amount of the asset’s carrying value exceeds the asset’s estimated fair value. Based upon the impairment review, there were no impairment losses to report in the financial statements.

The Tile Shop’s impairment loss calculations contain uncertainties because they require management to make assumptions and to apply judgment to estimated future cash flows and asset fair values, including forecasting useful lives of the assets and selecting the discount rate that reflects the risk inherent in future cash flows.

The Tile Shop has not made any material changes in the policy it uses to assess impairment losses.

The Tile Shop has not incurred any material impairment losses in the past and does not believe a reasonable likelihood exists that there will be a material change in the estimates or assumptions used to calculate property, plant and equipment asset impairment losses. However, if actual results are not consistent with its estimates and assumptions used in estimating future cash flows and asset fair values, The Tile Shop may be exposed to losses that could be material.

New Accounting Pronouncements

There were no new accounting pronouncements that would have a significant impact on The Tile Shop’s results of operations, financial condition or liquidity.

Seasonality

The Tile Shop’s business is subject to seasonal fluctuations and it generally has experienced more sales and a greater portion of income from operations during the first two quarters of its fiscal year and slower activity in the fourth quarter due to holidays. The Tile Shop expects this trend to continue for the foreseeable future.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The Tile Shop is exposed to interest rate risk through the investment of its cash and cash equivalents and in connection with borrowings pursuant to its $3,000,000 revolving credit facility. Borrowings under The Tile Shop’s revolving credit facility bear interest at a variable rate based on the daily one-month LIBOR rate. The Tile Shop invests in short-term investments with maturities of three months or less. Changes in interest rates affect the interest income it earns in connection with these investments, and therefore impacts The Tile Shop’s cash flows and results of operations. In addition, any future borrowings under The Tile Shop’s anticipated credit agreement would be exposed to interest rate risk if the facility bears interest at a variable rate.

The Tile Shop currently does not engage in any significant interest rate hedging activity and currently has no intention to engage in any significant use of interest rate hedging in the foreseeable future. However, in the future, in an effort to mitigate losses associated with these risks, The Tile Shop may at times enter into derivative financial instruments, although it has not historically done so to a significant extent. The Tile Shop does not, and does not intend to, engage in the practice of trading derivative securities for profit.

Credit Concentration Risk

Financial instruments, which potentially subject The Tile Shop to concentration of credit risk, consist principally of cash deposits. The Tile Shop maintains cash balances at financial institutions with strong credit ratings. Generally, amounts invested with financial institutions are in excess of FDIC insurance limits.

TS HOLDINGS MANAGEMENT AFTER THE BUSINESS COMBINATION

Management and Board of Directors

The following is a list of the persons who are anticipated to be TS Holdings’ executive officers and directors following the Business Combination and their ages and anticipated positions following the Business Combination.

Name	Age	Position/Affiliation
Robert A. Rucker	59	Chief Executive Officer and President; Director
Timothy C. Clayton	57	Chief Financial Officer; Senior Vice President
Joseph Kinder	46	Senior Vice President — Operations
Carl Randazzo	47	Senior Vice President — Retail
Leigh M. Behrman	58	Vice President — Human Resources and Compliance
Peter J. Jacullo III(1)(2)	57	Director
Peter H. Kamin(1)(3)	50	Director
Todd Krasnow(2)(3)	54	Director
Adam L. Suttin(1)	44	Director
William E. Watts(2)	59	Director; Chairman of the Board

(1)	Proposed member of the audit committee
(2)	Proposed member of the compensation committee
(3)	Proposed member of the nominating and corporate governance committee

Robert A. Rucker has served as The Tile Shop’s chief executive office and president, and as a member of The Tile Shop’s board of managers since 2002, when The Tile Shop was formed as the successor entity to TS Inc. Mr. Rucker has also served as the sole member of the board of directors TS Holdings since TS Holdings’ incorporation in June 2012. Mr. Rucker holds a B.E.S. in Psychology and History from the University of Minnesota. TS Holdings believes that Mr. Rucker is qualified to serve on TS Holdings’ board of directors based on his historic knowledge of The Tile Shop as its founder and his strategic vision for TS Holdings.

Timothy C. Clayton will serve as TS Holdings’ chief financial officer and senior vice president effective upon the consummation of the Business Combination. Since June 2012, Mr. Clayton has served as a financial consultant to The Tile Shop. Since June 2010, Mr. Clayton has also served as the chief financial officer of Sajan, Inc., a publicly-traded provider of language translation services and software. In addition, since September 2000, Mr. Clayton has been the principal of Emerging Capital, LLC, a management consulting firm, and, in such capacity, has served as the chief financial officer of ADESA, Inc., an automotive services company, and of other firms. Previously, from November 1997 to June 2000, Mr. Clayton was the chief financial officer of Building One Services Corporation, a publicly-traded facilities services company, of which he was also a co-founder. From August 1976 until November 1997, Mr. Clayton served in various capacities at Price Waterhouse, LLP, an independent public accounting firm, including serving as an audit and business advisory services partner from July 1988 to November 1997. Since January 2005, Mr. Clayton has been a director and chairman of the audit committee of Argibank, FSB, a wholesale bank serving the rural agricultural market, and, since January 2003, Mr. Clayton has served on the board of directors of the National Federation of Independent Businesses, a nonpartisan lobbying organization. Mr. Clayton holds a B.A. in accounting from Michigan State University and is a certified public accountant.

Joseph Kinder has served as The Tile Shop’s senior vice president — operations since June 2012. Previously, Mr. Kinder served as The Tile Shop’s supply chain manager from August 1995 until June 2012, as an assistant store manager for The Tile Shop from March 1994 to August 1995, and as a sales person at The Tile Shop from March 1993 to March 1994. Mr. Kinder holds a B.A. in Business from the College of Saint Thomas.

Carl Randazzo has served as The Tile Shop’s senior vice president — retail since June 2012. Previously, Mr. Randazzo served as The Tile Shop’s national sales manager from October 2006 until June 2012, as a regional sales manager for The Tile Shop from June 2004 to October 2006, as a store manager for The Tile

Shop from April 1994 to June 2004, and as a sales person at The Tile Shop from October 1992 to April 1994. Mr. Randazzo holds a B.S. in Economics from Arizona State University.

Leigh M. Behrman has served as The Tile Shop’s vice president — human resources and compliance since June 2012. Previously, Mr. Behrman served as The Tile Shop’s human resources manager from October 2007 until June 2012, as The Tile Shop’s facility manager from June 1999 to October 2007, and as The Tile Shop’s corporate controller from January 1988 to June 1999.

Peter J. Jacullo III has served as a member of The Tile Shop’s board of managers since December 2007. Since July 1987, Mr. Jacullo has been a self-employed investor and, in that capacity, has consulted for companies affiliated with, and co-invested alongside ILTS and its affiliates including in The Tile Shop. Previously, Mr. Jacullo was a vice president and director of the Boston Consulting Group from May 1984 to July 1987, where he was also employed in various other capacities from May 1978 to May 1984. He is currently a director of ANZ Terminals Pty Limited, an Australian-based independent operator of bulk liquid and gas storage facilities with facilities located in Australia and New Zealand, and of Magnatech International Inc., a provider of equipment for the hydraulic hose industry. Mr. Jacullo holds an M.B.A. from the University of Chicago and a B.A. in Economics from Johns Hopkins University. TS Holdings believes that Mr. Jacullo is qualified to serve on TS Holdings’ board of directors in light of the continuity that he provides on TS Holdings’ board of directors and his experience as a professional investor.

Peter H. Kamin has served on The Tile Shop’s board of managers since January 2012. Mr. Kamin has served as managing partner of 3K Limited Partnership, an investment fund, since January 2012. Previously, Mr. Kamin was the founding partner of ValueAct Capital, an investment fund, from January 2000 to January 2012. Since June 2012, Mr. Kamin has been a director and member of the audit committee of Ambassadors Group, Inc., a publicly-traded educational travel company; since May 2012, Mr. Kamin has been a director and member of the governance committee of MAM Software Group, Inc., a publicly-traded provider of business automation and ecommerce solutions for the automotive aftermarket; and since April 2012, Mr. Kamin has been a director and member of the audit committee of Rand Worldwide, Inc., a provider of technology solutions and professional services to engineering and design companies. Mr. Kamin previously served on the board of directors and as a member of the audit committee of Adesa, Inc., a publicly-traded provider of vehicle auction and remarketing services, from April 2007 to December 2011; on the board of directors and as a member of the audit and compensation committees of Seitel, Inc., a publicly-traded provider of onshore seismic data to the oil and gas industry, from February 2007 to December 2011; and on the board of directors and as a member of the governance committee of Exterran Holdings, Inc., a provider of natural gas compression products and services, from January 2007 to September 2008. Mr. Kamin holds an M.B.A. from the Harvard University Graduate School of Business and a B.A. in Economics from Tufts University. TS Holdings believes that Mr. Kamin is qualified to serve on TS Holdings’ board of directors due to his significant experience as a director of publicly-traded companies and his substantial experience as an investor.

Todd Krasnow has served on The Tile Shop’s board of managers since January 2012. Mr. Krasnow has served as the president of Cobbs Capital, Inc., a private consulting company, since January 2005, and as marketing domain expert with Highland Consumer Fund, a venture capital firm, since June 2007. Previously, Mr. Krasnow was the chairman of Zoots, Inc., a dry cleaning company, from June 2003 to January 2008 and chief executive officer of Zoots, Inc. from February 1998 to June 2003. He served as the executive vice president of sales and marketing of Staples, Inc. from May 1993 to January 1998 and in other sales and marketing positions for Staples, Inc. from March 1986 to May 1993. Since September 2005, Mr. Krasnow has served as a director of Carbonite, Inc., a publicly-traded provider of online backup solutions for consumers and small and medium sized businesses since December 2005, Mr. Krasnow has served as chairman of Carbonite’s compensation committee and, since September 2009, he has served as a member of Carbonite’s audit committee. Mr. Krasnow is also a director of OnForce, Inc., an online marketplace that enables enterprises to hire information technology service professionals, and Global Customer Commerce, Inc., an internet retailer of blinds and wall coverings; and a member of the advisory boards of C&S Wholesale Grocers, Inc. and Piedmont, Ltd., a Japanese storage company, which conducts business as Quraz. Mr. Krasnow holds an M.B.A. from the Harvard University Graduate School of Business and an A.B. in

Chemistry from Cornell University. TS Holdings believes that Mr. Krasnow is qualified to serve on TS Holdings’ board of directors due to his operating and management experience and his expertise in sales and marketing.

For biographical information concerning Messrs. Suttin and Watts, see the section entitled “Management of JWCAC — Directors and Executive Officers” beginning on page 111. TS Holdings believes that Mr. Suttin is qualified to serve on TS Holdings’ board of directors in light of his experience as a co-founder of J.W. Childs and his experience as a director of various companies. TS Holdings believes that Mr. Watts is qualified to serve on TS Holdings’ board of directors in light of his experience as a director of various companies and his experience as chief executive officer of a company with a well-known brand.

Messrs. Rucker, Kinder, Randazzo, and Behrman currently serve as The Tile Shop’s executive officers. In addition to Messrs. Rucker, Jacullo, Kamin, and Kransow, Andrea Jensen, Irene McCarthy, and Mark Riser also serve on The Tile Shop’s board of managers.

Classified Board of Directors

In accordance with TS Holdings’ certificate of incorporation, upon the consummation of the Business Combination, TS Holdings’ board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Except as otherwise provided by law and subject to the rights of any class or series of preferred stock, vacancies on TS Holdings’ board of directors (including a vacancy created by an increase in the size of the board of directors) may be filled only by the affirmative vote of a majority of the remaining directors. A director elected by the board of directors to fill a vacancy (other than a vacancy created by an increase in the size of the board of directors) serves for the unexpired term of such director’s predecessor in office and until such director’s successor is elected and qualified. A director appointed to fill a position resulting from an increase in the size of the board of directors serves until the next annual meeting of stockholders at which the class of directors to which such director is assigned by the board of directors is to be elected by stockholders and until such director’s successor is elected and qualified. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Upon the consummation of the Business Combination, TS Holdings’ directors will be divided among the three classes as follows:

•	The Class I directors will be Messrs. Jacullo and Suttin, with terms expiring at the annual meeting of stockholders to be held in 2013;
•	The Class II directors will be Messrs. Kamin and Krasnow, with terms expiring at the annual meeting of stockholders to be held in 2014; and
•	The Class III directors will be Messrs. Rucker and Watts, with terms expiring at the annual meeting of stockholders to be held in 2015.

Independence of the Board of Directors

As required under the rules and regulations of The Nasdaq Stock Market, or Nasdaq, independent directors must comprise a majority of a listed company’s board of directors. Based upon information requested from and provided by each proposed director concerning his background, employment, and affiliations, including family relationships, TS Holdings has determined that Messrs. Jacullo, Kamin, Krasnow, Suttin, and Watts, representing five of TS Holdings’ six proposed directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors will be “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq.

Committees of the Board of Directors

Effective upon completion of the Business Combination, TS Holdings’ board of directors will establish the following committees: an audit committee, a compensation committee, and a nominating and corporate governance committee. The proposed composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by TS Holdings’ board of directors.

Audit Committee

TS Holdings’ audit committee will oversee TS Holdings’ corporate accounting and financial reporting process, the audit of its financial statements, and its internal control processes. Among other matters, the audit committee will evaluate TS Holdings’ independent auditors’ qualifications, independence, and performance; determine the engagement, retention, and compensation of the independent auditors; review and approve the scope of the annual audit and the audit fee; discuss with management and the independent auditors the results of the annual audit and the review of TS Holdings’ quarterly financial statements, including the disclosures in its annual and quarterly reports to be filed with the SEC; approve the retention of the independent auditors to perform any proposed permissible non-audit services; review TS Holdings’ risk assessment and risk management processes; establish procedures for receiving, retaining and investigating complaints received by TS Holdings’ regarding accounting, internal accounting controls, or audit matters; monitor the rotation of partners of the independent auditors on TS Holdings’ engagement team as required by law; review TS Holdings’ critical accounting policies and estimates; and oversee any internal audit function. Additionally, the audit committee will review and approve related person transactions and review and evaluate, on an annual basis, the audit committee charter and the committee’s performance.

The initial members of TS Holdings’ audit committee will be Messrs. Jacullo, Kamin, and Suttin, with Mr. Kamin serving as the chair of the committee. All members of TS Holdings’ audit committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq. TS Holdings’ board of directors has determined that Mr. Kamin is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq. Messrs. Jacullo, Kamin, and Krasnow will be independent directors as defined under the applicable rules and regulations of the SEC and Nasdaq. The audit committee will operate under a written charter that satisfies the applicable standards of the SEC and Nasdaq.

Compensation Committee

TS Holdings’ compensation committee will review and recommend policies relating to compensation and benefits of TS Holdings’ executive officers and employees. The compensation committee will annually review and approve corporate goals and objectives relevant to compensation of TS Holdings’ chief executive officer and other executive officers, evaluate the performance of these officers in light of those goals and objectives, and set the compensation of these officers based on such evaluations. The compensation committee will also administers the issuance of stock options and other awards under TS Holdings’ equity compensation plans. Additionally, the compensation committee will review and evaluate, on an annual basis, the compensation committee charter and the committee’s performance.

The initial members of TS Holdings’ compensation committee will be Messrs. Jacullo, Krasnow, and Watts, with Mr. Krasnow serving as the chair of the committee. All of the members of TS Holdings’ compensation committee will be independent under the applicable rules and regulations of the SEC, Nasdaq and Section 162(m) of the Internal Revenue Code of 1986, as amended. The compensation committee will operate under a written charter.

Nominating and Corporate Governance Committee

TS Holdings’ nominating and corporate governance committee will be responsible for making recommendations regarding corporate governance; identification, evaluation and nomination of candidates for directorships; and the structure and composition of TS Holdings’ board of directors and committees thereof. In addition, the nominating and corporate governance committee will oversee TS Holdings’ corporate governance guidelines, approve its committee charters, oversee compliance with its code of business conduct and ethics, contribute to succession planning, review actual and potential conflicts of interest of TS Holdings’ directors and officers other than related person transactions reviewed by the audit committee, and oversee the board of directors self-evaluation process. TS Holdings’ nominating and corporate governance committee will also be responsible for making recommendations regarding non-employee director compensation to the full board of directors. Additionally, the Nominating and Corporation Governance Committee will review and evaluate, on an annual basis, the nominating and corporate governance committee charter and the committee’s performance.

The initial members of TS Holdings’ nominating and corporate governance committee will be Messrs. Kamin and Krasnow, with Mr. Krasnow serving as the chair of the committee. All of the members of TS Holdings’ nominating and corporate governance committee will be independent under the applicable rules and regulations of Nasdaq. The nominating and corporate governance committee will operate under a written charter.

Compensation Committee Interlocks and Insider Participation

The Tile Shop had no compensation committee nor committee of the board of managers performing an equivalent function during the fiscal year ended December 31, 2011. During the fiscal year completed December 31, 2011, none of The Tile Shop’s executive officers or employees, other than Mr. Rucker, participated in the deliberations of The Tile Shop’s board of managers concerning executive officer compensation. None of The Tile Shop’s executive officers currently serves, nor in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more executive officers serving on The Tile Shop’s board of managers or compensation committee. None of TS Holdings’ proposed executive officers currently serves, nor in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more executive officers proposed to serve on TS Holdings’ board of directors or compensation committee.

Involvement in Certain Legal Proceedings

In October 2011, Mr. Kinder was involved in a domestic dispute (misdemeanor charge stayed) and a verbal altercation with police officers in front of his family (pled guilty to a gross misdemeanor).

Code of Business Conduct and Ethics

Effective upon the consummation of the Business Combination, TS Holdings will have adopted a code of business conduct and ethics that will apply to all of its employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on TS Holdings’ website at www.tileshop.com. TS Holdings expects that, to the extent required by law, any amendments to the code, or any waivers of its requirements, will be disclosed on its website.

Director Compensation

Prior to consummation of the Business Combination, The Tile Shop paid each of Messrs. Kamin and Krasnow $50,000 per year for service on its board of managers and, in January 2012, granted to each of Messrs. Kamin and Krasnow 116,750 Series 2012 Participating Capital Appreciation Common Units, or Series 2012 Units, of The Tile Shop. The Series 2012 Units are entitled to share ratably with the Tile Shop’s common unit membership interests, or Common Units, in distributions from The Tile Shop after a certain aggregate distribution threshold has been reached with regard to the Common Units. The Series 2012 Units vest ratably in annual installments over four years from the date of grant, subject to continued service by Messrs. Kamin and Krasnow, as applicable, on The Tile Shop’s board of managers, and automatically vest in full upon the occurrence of certain triggering events, including the consummation of the Business Combination. In January 2012, Mr. Kamin transferred the Series 2012 Units held by him to the Peter H. Kamin GST Trust, of which Mr. Kamin is a trustee. In connection with the Business Combination, each of Mr. Krasnow and the Peter H. Kamin GST Trust will share ratably with the holders of Common Units in the Cash Consideration, Stock Consideration, and Promissory Notes as though all of the Series 2012 Units held by each such holder were converted into 41,564 Common Units prior to the Contribution.

The Tile Shop did not pay any compensation to the members of its board of managers for the year ended December 31, 2011, other than to Mr. Rucker in has capacity as president and chief executive officer of The Tile Shop.

Following the completion of the Business Combination, each of TS Holdings’ non-employee directors will receive an annual fee of $100,000, with all of such fee payable in restricted stock for the first year following consummation of the Business Combination and with up to $50,000 of such amount payable in cash and the balance payable in restricted stock in each subsequent year. TS Holdings will pay the chairperson of the board of directors an additional annual fee of $150,000, with all of such fee payable in restricted stock for the first year following consummation of the Business Combination and with up to $75,000 of such amount payable in cash and the balance payable in restricted stock in each subsequent year. On the date of the consummation of the Business Combination and on each anniversary of the Business Combination thereafter, TS Holdings intends to grant each non-employee director an award of restricted stock pursuant to The Tile Shop Holdings, Inc. 2012 Equity Award Plan, or 2012 Plan. The initial awards to each non-employee director and the additional award to the chairperson of the board of directors will be for 10,000 and 15,000 shares of TS Holdings common stock, respectively, determined based on a price of $10.00 per share. Thereafter such awards will be for the number of shares of TS Holdings common stock equal to the quotient obtained by dividing (i) the amount of the annual fee payable to such non-employee director in the form of restricted stock, as set forth above, by (ii) the average closing price on the Nasdaq Stock Market of TS Holdings common stock over 30 trading days immediately preceding the date of grant. These restricted stock grants will vest in full on the first anniversary of the date of grant, contingent upon the applicable non-employee director’s continued service on TS Holdings’ board of directors.

Notwithstanding the foregoing, each of Messrs. Jacullo and Suttin have agreed to forego all compensation for their service as directors of TS Holdings.

COMPENSATION DISCUSSION AND ANALYSIS

This section discusses the principles underlying The Tile Shop’s policies and decisions with respect to the compensation of The Tile Shop’s executive officers and employees who are named in the “2011 Summary Compensation Table” and the most important factors relevant to an analysis of these policies and decisions. These “named executive officers” will serve as TS Holdings’ executive officers following the completion of the Business Combination. The Tile Shop’s named executive officers for 2011 were:

•	Robert A. Rucker, chief executive officer;
•	Joseph Kinder, senior vice president — operations;
•	Carl Randazzo, senior vice president — retail; and
•	Leigh Behrman, vice president — human resources and compliance.

TS Holdings expects that its executive compensation philosophy will differ from The Tile Shop’s historical compensation philosophy. TS Holdings expects that, as a publicly-traded company, its compensation committee will review, evaluate, and modify executive compensation after completion of the Business Combination.

Overview

The Tile Shop recognizes that its ability to excel depends on the integrity, knowledge, imagination, skill, diversity, and teamwork of its employees. To this end, The Tile Shop strives to create an environment of mutual respect, encouragement, and teamwork that rewards commitment and performance and that is responsive to the needs of its employees. The principles and objectives of The Tile Shop’s compensation and benefits programs for its employees generally, and for its named executive officers specifically, are to:

•	align compensation incentives with The Tile Shop’s corporate strategies, business, and financial objectives and the long-term interests of its stockholders;
•	motivate and reward executives whose knowledge, skills, and performance ensure The Tile Shop’s continued success; and
•	ensure that total compensation is fair, reasonable, and competitive.

Historically, the compensation for The Tile Shop’s named executive officers has consisted of (i) base salary, (ii) performance bonus, (iii) phantom equity units, (iii) perquisites and health and welfare benefits, and (v) 401(k) plan retirement savings opportunities. Effective immediately prior to the consummation of the Business Combination, The Tile Shop will terminate The Tile Shop, LLC Equity Incentive Plan, or the 2006 Plan, pursuant to which all outstanding phantom equity units were granted. In connection with the termination of the 2006 Plan, The Tile Shop anticipates that it will make a lump-sum cash payment to each current holder of phantom equity units, including certain of its named executive officers, on the date that is 364 days following the effective date of the termination of the 2006 Plan, in full satisfaction of all phantom equity units currently held by such individuals.

Effective upon consummation of the of the Business Combination, TS Holdings will adopt the 2012 Plan, and intends to make grants to certain of its named executive officers thereunder. For a further description of the 2012 Plan, see the section entitled “Compensation Discussion and Analysis — Executive Compensation Program Components — 2012 Equity Award Plan” beginning on page 142.

Each of the primary elements of The Tile Shop’s executive compensation program are discussed in more detail below. While The Tile Shop has identified particular compensation objectives that each element of executive compensation serves, its compensation programs are designed to be flexible and complementary and to collectively serve all of the executive compensation objectives described above. Accordingly, whether or not specifically mentioned below, The Tile Shop believes that each individual element, to some extent, serves each of its objectives. Further, while each executive officer of The Tile Shop has not been, and each executive officer of TS Holdings will not be, compensated with all individual compensation elements, The Tile Shop and TS Holdings believe that the compensation provided to each individual executive officer is, and will be, consistent with the overall compensation philosophy and objectives set forth above.

Compensation Determination Process

As TS Holdings transitions from being a privately-held company to a publicly-traded company, it will evaluate its philosophy and compensation programs as circumstances require and, at a minimum, it will review executive compensation annually. As part of this review process, TS Holdings expects to apply its values and the objectives outlined above, together with consideration for the levels of compensation that it would be willing to pay to ensure that its compensation remains competitive and that it is meeting its retention objectives in light of the cost to TS Holdings if it were required to replace a key employee.

Historically, The Tile Shop’s board of managers has not reviewed anonymous private company compensation surveys in setting the compensation of its named executive officers. Following the consummation of the Business Combination, TS Holdings anticipates that its compensation committee will determine executive compensation, at least in part, by reference to the compensation information for the executives of a peer group of comparable companies, although no such peer group has yet been determined. Additionally, TS Holdings’ compensation committee plans to engage a compensation consultant to provide market data on a peer group of companies in its industry on an annual basis, and TS Holdings intends to review this information and other information obtained by the members of its compensation committee to help ensure that its compensation program is competitive. TS Holdings anticipates that its compensation committee may make adjustments in executive compensation levels in the future as a result of this more formal market comparison process.

The compensation levels of the named executive officers reflect, to a significant degree, the varying roles and responsibilities of such executives. As a result of The Tile Shop’s board of managers’ assessment of Robert Rucker’s roles and responsibilities, there is a significant compensation differential between his compensation levels and those of The Tile Shop’s other named executive officers.

Executive Compensation Program Components

Base Salary

In general, base salaries of The Tile Shop’s named executive officers were initially established through arm’s-length negotiation at the time the executive was hired, taking into account such executive’s qualifications, experience, and prior salary. Base salaries of The Tile Shop’s named executive officers are approved and reviewed periodically by chief executive officer, and in the case of The Tile Shop’s chief executive officer’s base salary, by The Tile Shop’s board of managers, and adjustments to base salaries are based on the scope of an executive’s responsibilities, individual contribution, prior experience, and sustained performance. Decisions regarding salary increases may take into account the executive officer’s current salary, equity or equity-linked interests, and the amounts paid to an executive officer’s peers within The Tile Shop. In making decisions regarding salary increases, The Tile Shop may also draw upon the experience of members of its board of managers with other companies and TS Holdings’ expects to similarly rely on the experience of members of its board of directors. Base salaries are also reviewed in the case of promotions or other significant changes in responsibility. No formulaic base salary increases are provided to The Tile Shop’s named executive officers. This strategy is consistent with The Tile Shop’s intent of offering base salaries that are cost-effective while remaining competitive.

The actual base salaries earned by all of The Tile Shop’s named executive officers in 2011 are set forth in the “2011 Summary Compensation Table”.

In anticipation of the consummation of the Business Combination, TS Holdings has entered into offer letter agreements with each of Messrs. Rucker, Kinder, Randazzo, and Behrman, which will be effective upon the consummation of the Business Combination and provide for annual base salaries of $303,991, $200,000, $200,000, and $119,000, respectively. Messrs. Rucker, Kinder, Randazzo, and Behrman’s current base salaries are $303,991, $162,000, $170,000, and $119,000, respectively. Pursuant to the terms of his offer letter, Mr. Rucker’s base salary will be increased to $500,000 for the 2013 fiscal year. TS Holdings has also entered into an offer letter agreement with Mr. Clayton, which will be effective upon the consummation of the Business Combination and provides for an annual base salary of $200,000. For a further description of these offer letter agreements, see the section entitled “Proposal To Be Considered By JWCAC Stockholders — The Contribution and Merger Agreement — Offer Letter Agreements” beginning on page 88.

Annual Cash Bonuses

Historically, annual cash bonuses have been awarded to The Tile Shop’s named executive officers when The Tile Shop’s board of managers or chief executive officer determine that such bonuses are merited in light of corporate performance.

As permitted by The Tile Shop’s operating agreement, Mr. Rucker has historically been awarded an annual cash bonus in an amount sufficient to provide Mr. Rucker will total actual after-tax bonus compensation equal to 3% of The Tile Shop’s net income, inclusive of the bonus compensation and associated tax adjustment payable to Mr. Rucker, for the corresponding period. The Tile Shop’s other named executive officers have historically been awarded annual cash bonuses in an amount determined by its chief executive officer and approved by its board of managers, reflecting (i) The Tile Shop’s annual operating performance, (ii) The Tile Shop’s year-over-year operating growth, (iii) attainment of individual and corporate goals, and (iv) other discretionary factors that the board of manager and chief executive officer deem relevant.

The actual cash bonuses earned by all of The Tile Shop’s named executive officers in 2011 are set forth in the “2011 Summary Compensation Table”.

Following the consummation of the Business Combination, TS Holdings’ compensation committee intends to adopt a cash bonus program for its executive officers, other than Messrs. Rucker and Clayton, pursuant to which each of its executive officers will be eligible to receive bonus compensation in an amount up to 50% of his base salary, subject to attainment of corporate and individual performance targets that will be established by the compensation committee and approved by TS Holdings’ board of directors prior to the beginning of each fiscal year. This cash bonus program is expected to become effective for 2013.

The TS Holdings’ compensation committee intends to continue Mr. Rucker’s historical bonus compensation arrangement for 2012. Effective for 2013, TS Holdings’ intends to provide Messrs. Rucker and Clayton with target cash bonus compensation equal to 100% and 50%, respectively, of his base salary based on TS Holdings’ EBITDA, as determined by TS Holdings’ compensation committee, for the year. Messrs. Rucker’s and Clayton’s respective target bonus compensation would be earned if TS Holdings’ achieves the EBITDA target set forth in its budget. Messrs. Rucker and Clayton would each be entitled to receive a partial bonus payment if TS Holdings’ partially achieves its budgeted EBITDA, and a bonus in excess of the target bonus amount if TS Holdings achieves greater than 100% of its budgeted EBITDA. Messrs. Rucker and Clayton would each earn a partial bonus payment if TS Holdings achieves at least 85% of its budgeted EBITDA target and an additional bonus of up to double his target amount if TS Holdings’ achieves 115% of its budgeted EBITDA, with the actual bonus amounts that Messrs. Rucker and Clayton would be entitled to receive within this range to be determined by TS Holdings’ compensation committee.

Equity and Equity-Linked Incentives

In order to align the interests of its named executive officers with those of its members, The Tile Shop granted certain of its employees and each of its named executive officers, other than Mr. Rucker, phantom equity units pursuant to the 2006 Plan payable in cash based on the appreciation in the value of The Tile Shop’s Common Units. Due to Mr. Rucker’s significant beneficial equity interest in The Tile Shop, The Tile Shop’s board of managers determined that it was not necessary or appropriate to grant Mr. Rucker any such phantom equity units. These phantom equity units were fully-vested upon grant and payable to the holders thereof upon the earlier of (i) the tenth or fifteenth anniversary of the date of grant, as applicable, or (ii) immediately prior to a change of control of The Tile Shop. Upon the occurrence of either such event, the holder of each unit of phantom equity is entitled to receive, in respect of each such unit, a payment in cash equal to the change in the fair market value of The Tile Shop’s Common Units between the date of grant and (a) the last day of the fiscal year immediately preceding the tenth or fifteenth anniversary of the date of grant, as applicable, or (b) the date of the change of control, as applicable. At all times since January 1, 2009, Messrs. Behrman, Kinder, and Randazzo have held 100,000, 300,000, and 300,000 phantom equity units of The Tile Shop, respectively.

Effective immediately prior to the consummation of the Business Combination, The Tile Shop will terminate the 2006 Plan and will make a lump-sum cash payment to each holder of phantom equity units, including Messrs. Behrman, Kinder, and Randazzo, prior to the first anniversary of the effective date of the

2006 Plan termination, in full satisfaction of the phantom equity units held by such individuals. Messrs. Behrman, Kinder, and Randazzo will receive payments of $824,000, $2,060,000, and $2,060,000, respectively, on such date.

Following the consummation of the Business Combination, TS Holdings intends to use equity incentive awards pursuant to its 2012 Plan to continue to tie the interests of its named executive officers with those of its stockholders. Vesting of these equity incentive awards, which TS Holdings’ expects to be primarily in the form of stock option grants for its named executive officers other than Mr. Rucker, will be based in whole or in part on continued employment to encourage the retention of TS Holdings’ named executive officers through the vesting period of the awards, and, in some cases, partially based on the annual appreciation of TS Holdings’ common stock. In determining the size of both the initial and “refresher” equity awards to its named executive officers, TS Holdings’ compensation committee intends to take into account a number of internal factors, such as the relative job scope, the value of outstanding equity awards, individual performance history, prior contributions to TS Holdings and The Tile Shop, and the size of prior awards, as well as external factors such as the levels of unvested equity awards held by its executive officers in relation to their peers at comparable companies.

Messrs. Kinder, Randazzo, Clayton, and Behrman are expected to receive initial grants of options to purchase 330,000, 330,000, 220,000, and 110,000 shares of TS Holdings’ common stock, respectively. TS Holdings expects that two-thirds of the total number of shares subject to each stock option granted to each executive officer will be subject to vesting in equal annual installments over four years from the date of grant, based only upon such executive officer’s continued service to TS Holdings, and that one-third of the total number of shares subject to each stock option granted to each of such executive officer will be subject to vesting in equal annual installments over four years from the date of grant, based both on the appreciation in the price of TS Holdings’ common stock and continued service to TS Holdings. The portion of stock option grants tied to appreciation in the price of TS Holdings’ common stock is expected to vest on each anniversary of the date of grant, subject to a 20% increase in the trading price of TS Holdings’ common stock over the applicable one-year period, which increase will be measured by reference to the average closing price on the Nasdaq Stock Market of TS Holdings’ common stock over the 30 trading days immediately preceding the date of grant or anniversary date thereof, as applicable. TS Holdings believes that these vesting schedules will appropriately encourage long-term employment with it while allowing its executives to realize compensation in line with the value that they create for TS Holdings’ stockholders.

Upon the consummation of the Business Combination, TS Holdings’ intends to grant Mr. Rucker an award of 250,000 shares of restricted common stock of TS Holdings, which award will vest and become unrestricted as to one-third of the total number of shares of common stock on each of December 31, 2013, 2014, and 2015, subject to Mr. Rucker’s continued service as an employee, officer, or director of TS Holdings.

TS Holdings generally expects to provide for the acceleration of vesting of equity awards granted to each of Messrs. Rucker, Clayton, Kinder, Randazzo, and Behrman in the event of a change of control of TS Holdings. In the event of a change of control, if the individual is terminated without cause or is otherwise constructively terminated prior to the first anniversary of the change of control, TS Holdings expects that the vesting of any unvested awards will be accelerated in full immediately prior to such termination. TS Holdings believes that these acceleration opportunities will further align the interests of its executives with those of its stockholders by providing its executives an opportunity to benefit its stockholders in a corporate transaction.

TS Holdings will not have any securities ownership requirements for its named executive officers.

2012 Equity Award Plan

In June 2012, TS Holdings’ board of directors and stockholders adopted the 2012 Plan, to be effective after the consummation of the Business Combination. The principal purpose of the 2012 Plan will be to attract, retain, and motivate selected employees, consultants, and directors through the granting of stock-based compensation awards.

The principal features of the 2012 Plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2012 Plan, which will be filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part.

Share reserve

Under the 2012 Plan, 2,500,000 shares of TS Holdings’ common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, and restricted stock awards. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2012 Plan will be increased on the first day of each calendar year beginning in 2013 and ending in 2022, in an amount equal to the least of (A) 2,500,000 shares, (B) six percent (6%) of the shares of common stock outstanding (on an as-converted basis) on the last day of the immediately preceding calendar year, and (C) such smaller number of shares of stock as determined by TS Holdings’ board of directors.

The following counting provisions will be in effect for the share reserve under the 2012 Plan:

•	to the extent that an award terminates, expires, or lapses for any reason, any shares subject to the award at such time will be available for future grants under the 2012 Plan, provided that no such shares may be issued pursuant to an incentive stock option;
•	to the extent shares are tendered or withheld to satisfy the grant, exercise price, or tax withholding obligation with respect to any award under the 2012 Plan, such tendered or withheld shares will be available for future grants under the 2012 Plan, provided that no such shares may be issued pursuant to an incentive stock option; and
•	to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of TS Holdings’ subsidiaries will not be counted against the shares available for issuance under the 2012 Plan.

Notwithstanding the above, no individual may be granted stock-based awards under the 2012 Plan covering more than 2,000,000 shares in any calendar year.

Administration

The compensation committee of TS Holdings’ board of directors will administer the 2012 Plan unless TS Holdings’ board of directors assumes authority for administration or delegates such authority to another committee of the board of directors. The compensation committee must consist of at least two members of TS Holdings’ board of directors, each of whom is intended to qualify as an “outside director,” within the meaning of Section 162(m) of the Internal Revenue Code, a “non-employee director” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and an “independent director” within the meaning of the rules of The Nasdaq Stock Market, or other principal securities market on which shares of TS Holdings’ common stock are traded. The contemplated composition of TS Holdings’ compensation committee meets these requirements. The 2012 Plan will provide that the compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of TS Holdings to one or more of TS Holdings’ officers.

Subject to the terms and conditions of the 2012 Plan, the administrator will have the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2012 Plan. The administrator will also be authorized to adopt, amend, or rescind rules relating to administration of the 2012 Plan. TS Holdings’ board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2012 Plan. The full board of directors will administer the 2012 Plan with respect to awards to non-employee directors.

Eligibility

Awards under the 2012 Plan may be granted to individuals who are then TS Holdings’ officers, employees, directors, or consultants or are the officers, employees, directors, or consultants of certain of TS Holdings’ subsidiaries. Only executive officers and employees may be granted incentive stock options, or ISOs.

Awards

The 2012 Plan will provide that the administrator may grant or issue stock options and restricted stock or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms, and conditions of the award.

•	Nonqualified stock options, or NQSOs, will provide for the right to purchase shares of TS Holdings’ common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with TS Holdings or a subsidiary and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NQSOs may be granted for any term specified by the administrator, but may not exceed ten years.
•	Incentive stock options will be designed in a manner intended to comply with the provisions of Section 422 of the Internal Revenue Code and will be subject to specified restrictions contained in the Internal Revenue Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of TS Holdings’ capital stock, the 2012 Plan will provide that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.
•	Restricted stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by TS Holdings’ at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold, or otherwise transferred, until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse.

Change of control

In the event of a change of control, the administrator may, in its sole discretion, accelerate vesting of awards issued under the 2012 Plan such that 100% of such award may become vested and exercisable. Additionally, the administrator will also have complete discretion to structure one or more awards under the 2012 Plan to provide that such awards will become vested and exercisable on an accelerated basis. The administrator may also make appropriate adjustments to awards under the 2012 Plan and will be authorized to provide for the acceleration, termination, assumption, substitution, or conversion of such awards in the event of a change of control or certain other unusual or nonrecurring events or transactions. Under the 2012 Plan, a change of control will be generally defined as:

•	the transfer or exchange in a single or series of related transactions by TS Holdings’ stockholders of more than 50% of TS Holdings’ voting securities to a person or group;
•	a change in the composition of TS Holdings’ board of directors over a two-year period such that 50% or more of the members of the board were elected through one or more contested elections;
•	a merger, consolidation, reorganization, or business combination in which TS Holdings is involved, directly or indirectly, other than a merger, consolidation, reorganization, or business combination which results in TS Holdings’ outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities and after which no person or group beneficially owns 50% or more of the outstanding voting securities of the surviving entity immediately after the transaction;
•	the sale, exchange, or transfer of all or substantially all of TS Holdings’ assets; or
•	stockholder approval of TS Holdings’ liquidation or dissolution.

Adjustments of awards

In the event of any stock dividend, stock split, extraordinary cash dividend, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of TS Holdings’ assets to stockholders, or any other corporate event affecting the number of outstanding shares of TS Holdings’ common stock or the share price of TS Holdings’ common stock that would require adjustments to the 2012 Plan or any awards under the 2012 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to:

•	the aggregate number and type of shares subject to the 2012 Plan;
•	the terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards);
•	the grant or exercise price per share of, and the aggregate number of shares subject to, any outstanding awards under the 2012 Plan; and
•	the performance goals pertaining to an award.

Amendment and termination

TS Holdings’ board of directors or the compensation committee (with board approval) may terminate, amend, or modify the 2012 Plan at any time and from time-to-time. However, TS Holdings must generally obtain stockholder approval:

•	to increase the number of shares available under the 2012 Plan (other than in connection with certain corporate events, as described above);
•	to expand the group of participants under the 2012 Plan;
•	to diminish the protections afforded by the 2012 Plan with regard to decreasing the exercise price for options or otherwise materially change the vesting or performance requirements of an award; or
•	to the extent required by applicable law, rule, or regulation (including any applicable stock exchange rule).

Notwithstanding the foregoing, no option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and no options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

Expiration date

The 2012 Plan will expire on, and no option or other award may be granted pursuant to the 2012 Plan after, ten years after the effective date of the 2012 Plan. Any award that is outstanding on the expiration date of the 2012 Plan will remain in force according to the terms of the 2012 Plan and the applicable award agreement.

Securities laws and federal income taxes

The 2012 Plan will be designed to comply with certain securities and federal tax laws, including as follows:

•	Securities laws. The 2012 Plan is intended to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Rule 16b-3. The 2012 Plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules, and regulations.
•	Section 409A of the Internal Revenue Code. Certain awards under the 2012 Plan may be considered “nonqualified deferred compensation” for purposes of Section 409A of the Internal Revenue Code, which imposes certain additional requirements regarding the payment of deferred compensation. Generally, if at any time during a taxable year a nonqualified deferred compensation plan fails to meet the requirements of Section 409A, or is not operated in accordance with those requirements, all amounts deferred under such plan and all other equity incentive plans for the taxable year and all preceding taxable years, by any participant with respect to whom the failure relates, are includible in gross income for the taxable year to the extent not subject to a substantial risk of forfeiture and not previously included in gross income. If a deferred amount is required to be included in income under Section 409A, the amount also is subject to interest and an additional income tax. The interest imposed is equal to the interest at the underpayment rate plus one percentage point, imposed on the underpayments that would have occurred had the compensation been includible in income for the taxable year when first deferred, or if later, when not subject to a substantial risk of forfeiture. The additional federal income tax is equal to 20% of the compensation required to be included in gross income. In addition, certain states, including California, have laws similar to Section 409A, which impose additional state penalty taxes on such compensation.
•	Section 162(m) of the Internal Revenue Code. In general, under Section 162(m) of the Internal Revenue Code, income tax deductions of publicly-held corporations may be limited to the extent total compensation (including, but not limited to, base salary, annual bonus, and income attributable to stock option exercises and other non-qualified benefits) for certain executive officers exceeds $1,000,000 (less the amount of any “excess parachute payments” as defined in Section 280G of the Internal Revenue Code) in any taxable year of the corporation. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” established by an independent compensation committee that is adequately disclosed to, and approved by, stockholders. In particular, stock options granted pursuant to the 2012 Plan will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the 2012 Plan sets the maximum number of shares that can be granted to any person within a specified period, and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations which are privately-held and which become publicly-held in a business combination, the 2012 Plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of:
•	the first material modification of the 2012 Plan;
•	the issuance of all of the shares of TS Holdings’ common stock reserved for issuance under the 2012 Plan;
•	the expiration of the 2012 Plan; or
•	the first meeting of TS Holdings’ stockholders at which members of TS Holdings’ board of directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the Business Combination occurs.

After the transition date, awards granted under the 2012 Plan, other than options, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by TS Holdings’ stockholders. Thus, TS Holdings expects that such other rights or awards under the 2012 Plan will not constitute performance-based compensation for purposes of Section 162(m).

TS Holdings will attempt to structure the 2012 Plan in such a manner that, after the transition date the compensation attributable to stock options, and other performance-based awards which meet the other requirements of Section 162(m) will not be subject to the $1,000,000 limitation. TS Holdings has not, however, requested a ruling from the IRS or an opinion of counsel regarding this issue.

TS Holdings intends to file with the SEC a registration statement on Form S-8 covering the shares of its common stock issuable under the 2012 Plan.

Retirement savings

All of The Tile Shop and TS Holdings full-time employees, including The Tile Shop’s and TS Holdings’ named executive officers, will be eligible to participate in The Tile Shop 401(k) plan, which will be assumed by TS Holdings’ in connection with consummation of the Business Combination. Employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit, which was $16,500 in 2011, and to have the amount of this reduction contributed to the 401(k) plan. In 2011, The Tile Shop made a matching contribution of $0.25 for every $1 that each applicable employee contributed to the 401(k) plan, up to a maximum of 5% of such employee’s salary. Each year, this matching contribution vests as to 20% of the aggregate matching contributions for such employee, such that all previous and future matching contributions will be vested after the employee has been employed by The Tile Shop and/or TS Holdings for a period of five years.

Perquisites

From time-to-time, The Tile Shop’s board of managers has, and TS Holdings’ board of directors will, provided certain of their named executive officers with perquisites that they believe are reasonable. Neither The Tile Shop nor TS Holdings views perquisites as a significant element of its comprehensive compensation structure, but do believe they can be useful in attracting, motivating, and retaining executive talent. The Tile Shop and TS Holdings believe that these additional benefits may assist their executive officers in performing their duties and provide time efficiencies for their executive officers in appropriate circumstances, and may consider providing additional perquisites in the future. There are no material perquisites to The Tile Shop’s or TS Holdings’ named executive officers that are contractual obligations of either entity pursuant to written agreement. All future practices regarding perquisites will be approved and subject to periodic review by TS Holdings’ compensation committee.

Tax considerations

TS Holdings’ board of directors will consider the potential future effects of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”) on the compensation paid to its executive officers. Section 162(m) disallows a tax deduction for any publicly-held corporation for individual compensation exceeding $1.0 million in any taxable year for the chief executive officer and each of the next three most highly compensated executive officers (other than the chief financial officer, if any), unless the compensation is “performance based” or based on another available exemption. Prior to being a publicly-held corporation, The Tile Shop’s board of managers did not take the deductibility limit imposed by Section 162(m) into consideration in setting compensation. TS Holdings’ expects that its compensation committee will adopt a policy that, where reasonably practicable, will seek to qualify the variable compensation paid to TS Holdings’ executive officers for an exemption from the deductibility limitations of Section 162(m). As such, in approving the amount and form of compensation for its executive officers in the future, TS Holdings’ compensation committee will consider all elements of the cost to TS Holdings of providing such compensation, including the potential impact of Section 162(m). However, TS Holdings’ compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Taxation of “parachute” payments and deferred compensation

The Tile Shop did not provide any executive officer, including any named executive officer, with a “gross-up” or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 409A of the Code during 2011, and neither TS Holdings nor The Tile Shop has agreed, nor is otherwise obligated, to provide any executive officer with such a “gross-up” or other reimbursement. Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change of control that exceeds certain prescribed limits, and that TS Holdings, or a successor, may forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Code also imposes additional significant taxes on the individual in the event that an executive officer, director, or other service provider received “deferred compensation” that does not meet the requirements of Section 409A of the Code.

2011 Summary Compensation Table

The following table summarizes the compensation earned by each of Messrs. Rucker, Kinder, Randazzo, and Behrman during the fiscal year ended December 31, 2011:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Robert A. Rucker, Chief Executive Officer	2011	262,302	1,032,971	—	788,144	(1)	2,083,417
Joseph Kinder, Senior Vice President – Operations	2011	162,000	91,345	470,000	—		723,345
Carl Randazzo, Senior Vice President – Retail	2011	162,000	135,227	470,000	—		767,227
Leigh M. Behrman, Vice President – Human Resources and Compliance	2011	119,000	45,402	220,000	—		384,402

(1)	Includes $782,444 in tax “gross-ups” related to Mr. Rucker’s bonus compensation and $5,700 in insurance premium payments made on behalf of Mr. Rucker.

Grants of Plan-Based Awards

The Tile Shop did not grant any plan-based awards during the fiscal year ending December 31, 2011.

Outstanding Equity Awards at Fiscal-Year End

The Tile Shop did not have any outstanding equity awards as of December 31, 2011.

Options Exercises and Stock Vested

None of The Tile Shop’s named executive officers exercised options or had equity awards vest during the fiscal year ending December 31, 2011.

Pension Benefits

The Tile Shop did not sponsor any defined benefit pension or other actuarial plan for its named executive officers during the year ended December 31, 2011.

Nonqualified Deferred Compensation

During the fiscal year ended December 31, 2011, The Tile Shop maintained the 2006 Plan as a deferred compensation plan for its named executive officers, other than Mr. Rucker.

For a further description of the 2006 Plan, see the section entitled “Compensation Discussion and Analysis — Executive Compensation Program Components — Equity and Equity-Linked Incentives” beginning on page 141. For a quantitative estimate of the payments that would have accrued to each of The Tile Shop’s named executive officers under the 2006 Plan had The Tile Shop undergone a change of control on December 31, 2011, which estimated payments represent the total value the phantom equity units held by each named executive officer as of December 31, 2011, see the section entitled “Compensation Discussion and Analysis — Potential Payments Upon Termination or Change of Control” beginning on page 149.

Potential Payments Upon Termination or Change of Control

The following table sets forth quantitative estimates of the payments and benefits that would have accrued to each of The Tile Shop’s named executive officers if his employment had been terminated by The Tile Shop, or if The Tile Shop had undergone a change of control, on December 31, 2011, as described above under “— Equity Compensation Program Components — Equity and Equity-Linked Incentives” above.

Name of Executive Officer	Termination for Cause ($)(2)(3)	Termination other than for Cause, Disability, or Death ($)(2)(3)	Termination for Disability ($)(2)(3)	Termination for Death ($)(2)(3)	Change of Control ($)(2)
Robert A. Rucker(1)	—	—	—	—	—
Joseph Kinder(1)	—	1,659,600	1,659,600	1,659,600	1,659,600
Carl Randazzo(1)	—	1,659,600	1,659,600	1,659,600	1,659,600
Leigh M. Behrman(1)	—	652,900	652,900	652,900	652,900

(1)	These amounts to not take into account any amounts to which the applicable named executive officer would been entitled pursuant to the terms of his offer letter agreement entered into in June 2012.
(2)	These amounts were calculated using a fair market value of $7.732 for The Tile Shop’s Common Units, established by The Tile Shop’s board of managers based on The Tile Shop’s audited financial statements for the fiscal year ended December 31, 2011.
(3)	These amounts would be payable to the applicable named executive officer on the tenth or fifteenth anniversary of the date of grant of the applicable award. 100,000 phantom equity units were granted to each of Messrs. Kinder, Randazzo, and Behrman on June 15, 2006 and an additional 100,000 phantom equity units were granted to each of Messrs. Kinder and Randazzo on each of May 25, 2007 and January 1, 2009.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information known to TS Holdings regarding the beneficial ownership of JWCAC common stock as of July 23, 2012 (pre-Business Combination) and, immediately following consummation of the Business Combination (post-Business Combination), ownership of shares of TS Holdings common stock assuming no shares of JWCAC are redeemed and the maximum number of shares of JWAC are redeemed, by:

•	each person known by TS Holdings to be the beneficial owner of more than 5% of the outstanding shares of JWCAC common stock either on July 23, 2012 (pre-Business Combination) or of shares of TS Holdings common stock outstanding after the consummation of the Business Combination (post-Business Combination);
•	each of JWCAC’s current officers and directors;
•	each person who will become an executive officer or director of TS Holdings upon consummation of the Business Combination; and
•	all executive officers and directors of TS Holdings as a group after consummation of the Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of JWCAC common stock pre-Business Combination is based on 14,534,884 shares of common stock issued and outstanding as of July 23, 2012.

The beneficial ownership of shares of TS Holdings common stock immediately following consummation of the Business Combination assuming no redemption has been determined based upon the following: (i) no JWCAC stockholder has exercised its redemption rights to receive cash from the trust account in exchange for their shares of JWCAC, (ii) 29,500,000 shares of TS Holdings common stock are issued to the Sellers in consideration for the Contribution, (iii) the members of the Sponsor have not purchased any additional shares of TS Holdings common stock, and (iv) there will be an aggregate of 44,034,884 issued and outstanding shares of TS Holdings common stock at closing.

The beneficial ownership of shares of TS Holdings common stock following the consummation of the Business Combination assuming the maximum number of shares of JWCAC common stock have been redeemed has been determined based on the following: (i) JWCAC shareholders have exercised their redemption rights to receive $55,000,000 of cash from the trust account in exchange for 5,500,000 shares, (ii) 32,000,000 shares of TS Holdings common stock are issued to the Sellers in consideration for the Contribution, (iii) the members of the Sponsor have purchased 1,500,000 shares of TS Holdings common stock, and (iv) there will be an aggregate of 42,534,884 shares of TS Holdings common stock issued and outstanding at closing.

The number of shares of TS Holdings common stock issuable to the Sellers in consideration for the Contribution will be allocated among the Sellers in accordance with the limited liability company agreement of The Tile Shop and the terms of membership interests issued thereunder and the actual number of shares of TS Holdings common stock to be allocated among the Sellers will not be finally determined until the closing.

Unless otherwise indicated, TS Holdings believes that all persons named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	JWCAC Pre-Business Combination		TS Holdings Post-Business Combination (no redemption)		TS Holdings Post-Business Combination (maximum redemption)
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Approximate Percentage of Outstanding Common Stock	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Common Stock	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Common Stock
JWC Acquisition, LLC(2)	2,014,536	13.9%	—	—	—	—%
John W. Childs(3)(4)(5)	2,014,536	13.9%	2,916,205	6.23%	3,996,205	8.83%
Bulldog Investors(6)	1,332,850	9.2%	1,332,850	3.01%	1,332,850	3.11%
AQR Capital Management, LLC(7)	1,275,750	8.8%	1,275,750	2.88%	1,275,750	2.98%
Polar Securities Inc.(8)	1,270,000	8.7%	1,270,000	2.86%	1,270,000	2.97%
Archer Capital Management, L.P.(9)	1,237,500	8.5%	1,237,500	2.79%	1,237,500	2.89%
Fir Tree Value Master Fund, L.P.(10)	1,000,000	6.9%	1,000,000	2.26%	1,000,000	2.33%
Deutsche Bank AG(11)	839,500	5.8%	839,500	1.89%	839,500	1.96%
John K. Haley	10,174	*%	10,174	*%	10,174	*%
Sonny King	10,174	*%	10,174	*%	10,174	0.02%
Arthur P. Byrne(3)(4)(12)	—		875,405	1.94%	974,405	2.24%
David A. Fiorentino(3)(4)(13)	—		442,369	*%	452,369	1.05%
Raymond B. Rudy(3)(4)(14)	—		175,085	*%	195,085	*%
Jeffrey J. Teschke(3)(4)(15)	—		442,369	*%	452,369	1.05%
Peter J. Jacullo III(16)(17)	—		5,724,479	12.70%	6,226,673	14.29%
Peter H. Kamin(16)(18)(19)	—		619,340	1.39%	672,045	1.57%
Todd Krasnow(16)(18)(20)	—		167,639	*%	180,717	*%
Adam L. Suttin(4)(21)	—		962,946	2.14%	1,072,948	2.46%
William E. Watts(4)(18)(22)	—		826,061	1.84%	926,061	2.13%
Nabron International, Inc.(23)(28)	—		18,237,032	39.03%	19,836,922	43.87%
Noble Resources Limited(23)(28)			18,237,032	39.03%	19.836,922	43.87%
The Tile Shop, Inc.(16)(24)	—		8,420,839	18.81%	8,313,792	19.41%
JWTS, Inc.(17)	—		5,724,479	12.70%	6,226,673	14.29%
Robert A. Rucker(16)(24)(25)	—		8,670,839	19.37%	8,563,792	19.99%
Timothy C. Clayton(16)	—		—		—
Joseph Kinder(16)	—		—		—
Carl Randazzo(16)	—		—		—
Leigh M. Behrman(16)	—		—		—
All Pre-Business Combination directors and executive officers of JWCAC as a group (nine individuals)(4)(26)	2,034,884	14.0%	6,660,788	13.54%	8,090,791	16.97%
All Post-Business Combination directors and executive officers of TS Holdings as a group (ten individuals)(27)	—	—%	16,971,304	36.11%	17,642,236	39.15%

*	Less than 1%
(1)	Information (pre-Business Combination) does not reflect beneficial ownership of JWCAC’s outstanding warrants as these warrants are not currently exercisable.
(2)	These shares represent one hundred percent of the shares of JWCAC common stock held by the Sponsor. Messrs. Childs, Suttin, Byrne, Fiorentino, Rudy, Teschke and Watts are members of the Sponsor. Includes 290,697 founder shares that are subject to forfeiture by the Sponsor in the event the last sales price of TS Holdings common stock does not equal or exceed $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within 24 months following the closing of the Business Combination. John W. Childs has sole voting and dispositive control of the shares of JWCAC common stock held by the Sponsor. These shares (including the shares subject to forfeiture) will be distributed to the members of the Sponsor upon the consummation of the Business Combination.
(3)	The business address of this individual or entity is c/o JWC Acquisition Corp., Bay Colony Corporate Center — North Entrance, 1000 Winter Street - Suite 4300, Waltham, Massachusetts 02451.
(4)	Each of the members of JWC Acquisition LLC have agreed that after the Business Combination he will exercise his sponsor warrants only on a cashless exercise basis and will not sell his sponsor warrants prior to such exercise and that if the market price of the TS Holdings common stock exceeds $18 per share TS Holdings will have the right to redeem the sponsor warrants in the same manner that TS Holdings has the right to redeem the public warrants. Because of the requirement that the sponsor warrants be exercised only on a cashless basis, the number of shares or TS Holdings common stock issuable upon exercise of the sponsor warrant will depend upon the market price of the TS Holdings common stock at the time of exercise.
(5)	Includes the maximum number of 2,450,264 shares of TS Holdings common stock that could be issuable upon exercise of his sponsor warrants; if such sponsor warrants were exercised when the market price of TS Holdings common stock was $18 per share, only 884,818 shares of TS Holdings common stock would be issued to Mr. Childs.
(6)	According to an amendment to the Schedule 13G filed with the SEC on February 14, 2012 on behalf of Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos. Phillip Goldstein and Andrew Dakos are principals of Bulldog Investors. The business address of this stockholder is Park 80 West, 250 Pehle Ave. Suite 708, Saddle Brook, New Jersey 07663.
(7)	According to an amendment to the Schedule 13G filed with the SEC on February 8, 2012 on behalf of AQR Capital Management, LLC, a Delaware limited liability company (“AQR”). AQR serves as the investment manager to the AQR Diversified Arbitrage Fund, an open-end registered investment company. The business address of this stockholder is Two Greenwich Plaza, 3rd Floor, Greenwich, Connecticut 06830.
(8)	According to an amendment to the Schedule 13G filed with the SEC on February 14, 2012 on behalf of Polar Securities Inc. (“Polar Securities”), a company incorporated under the laws of Ontario, Canada, and North Pole Capital Master Fund (“North Pole”), a Cayman Islands exempted company. Polar Securities serves as the investment manager to North Pole. The business address of this stockholder is 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario M5H 2Y4, Canada.
(9)	According to a Schedule 13G filed with the SEC on November 22, 2010 on behalf of Archer Capital Management, L.P., a Delaware limited partnership (“Archer”), as the investment manager to certain private investment funds (the “Funds”), Canton Holdings, L.L.C., a Delaware limited liability company (“Canton”), as the general partner of Archer, Joshua A. Lobel, an individual, as a principal of Canton, and Eric J. Edidin, an individual, as a principal of Canton. Archer, Canton, Mr. Lobel and Mr. Edidin may be deemed the beneficial owners of 1,237,500 shares of TS Holdings common stock because Canton, Archer, Mr. Lobel and Mr. Edidin have the power to vote and dispose of 1,237,500 shares of TS Holdings common stock held by the Funds. The business address of this stockholder is 570 Lexington Avenue, 40th Floor, New York, New York 10022.
(10)	According to a Schedule 13G filed with the SEC on November 29, 2010 on behalf of Fir Tree Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Value”), and Fir Tree, Inc., a New York corporation (“Fir Tree”), Fir Tree Value is the beneficial owner of 1,000,000 shares of TS Holdings common stock. Fir Tree may be deemed to beneficially own the shares of common stock held by Fir Tree Value as a result of being the investment manager of Fir Tree Value. Fir Tree has been granted investment discretion over TS Holdings common stock held by Fir Tree Value, and thus, has shared power to direct the vote and disposition of 1,000,000 shares of TS Holdings common stock. The business address of this stockholder is c/o Admiral Administration Ltd., Admiral Financial Center, 5th Floor, 90 Fort Street, Box 32021 SMB, Grand Cayman, Cayman Islands.
(11)	According to a Schedule 13G filed with the SEC on February 10, 2012 on behalf of the Corporate and Investment Banking business group and the Corporate Investments business group of Deutsche Bank AG and its subsidiaries and affiliates. The business address of this stockholder is Theodor-Heuss-Allee 70, 60468 Frankfurt am Main, Federal Republic of Germany.

(12)	Includes the maximum number of 649,938 shares of TS Holdings common stock that could be issuable upon exercise of his sponsor warrants; if such sponsor warrants were exercised when the market price of TS Holdings common stock was $18 per share, only 234,699 shares of TS Holdings common stock would be issued to Mr. Byrne.
(13)	Includes the maximum number of 129,987 shares of TS Holdings common stock that could be issuable upon exercise of his sponsor warrants; if such sponsor warrants were exercised when the market price of TS Holdings common stock was $18 per share, only 46,939 shares of TS Holdings common stock would be issued to Mr. Fiorentino.
(14)	Includes the maximum number of 129,987 shares of TS Holdings common stock that could be issuable upon exercise of his sponsor warrants; if such sponsor warrants were exercised when the market price of TS Holdings common stock was $18 per share, only 46,939 shares of TS Holdings common stock would be issued to Mr. Rudy.
(15)	Includes the maximum number of 129,987 shares of TS Holdings common stock that could be issuable upon exercise of his sponsor warrants; if such sponsor warrants were exercised when the market price of TS Holdings common stock was $18 per share, only 46,939 shares of TS Holdings common stock would be issued to Mr. Teschke.
(16)	The business address of this individual or entity is c/o The Tile Shop, 14000 Carlson Parkway, Plymouth, Minnesota 55441.
(17)	Includes the maximum number of 750,310 shares of TS Holdings common stock that could be issuable upon exercise of public warrants held by JWTS, Inc., a Delaware corporation. Also includes shares of TS Holdings common stock that will be issued to JWTS, Inc. in consideration of the transfer of common units of The Tile Shop by TS Inc. to JWTS, Inc. immediately prior to the consummation of the business combination. Mr. Jacullo is the sole director of JWTS, Inc. Mr. Jacullo may be deemed to have sole voting and investment power over the shares of TS Holdings common stock held by JWTS, Inc. The business address of this stockholder is 2550 Middle Road, Suite 603, Bettendof, Iowa 52722.
(18)	Includes 25,000 shares of TS Holdings restricted common stock issuable to Mr. Watts and 10,000 shares of TS Holdings restricted common stock issuable to each of Mr. Kamin and Mr. Krasnow on the consummation of the Business Combination in consideration of such stockholder’s service as a non-employee director of TS Holdings.
(19)	Includes 255,292 shares of TS Holdings common stock and the maximum number of 37,005 shares of TS Holdings common stock issuable upon exercise of public warrants held by the Peter H. Kamin Revocable Trust dated February 2003, 147,175 shares of TS Holdings common stock and the maximum number of 22,200 shares of common stock issuable upon exercise of public warrants held by the Peter H. Kamin Childrens Trust dated March 1997, 32,508 shares of TS Holdings common stock and the maximum number of 13,304 shares of common stock issuable upon exercise of public warrants held by the Peter H. Kamin GST Trust, and 98,116 shares of TS Holdings common stock and the maximum number of 14,799 shares of common stock issuable upon exercise of public warrants held by 3K Limited Partnership. Mr. Kamin is the sole trustee of the Peter H. Kamin Revocable Trust dated February 2003, the sole trustee of the Peter H. Kamin Childrens Trust dated March 1997, a trustee of the Peter H. Kamin GST Trust, and sole general partner of 3K Limited Partnership and, accordingly, Mr. Kamin may be deemed to have sole voting and investment power over the shares held by these entities.
(20)	Includes the maximum number of 28,103 shares of TS Holdings common stock issuable upon exercise of warrants.
(21)	Includes the maximum number of 714,931 shares of TS Holdings common stock that could be issuable upon exercise of his sponsor warrants; if such sponsor warrants were exercised when the market price of TS Holdings common stock was $18 per share, only 258,169 shares of TS Holdings common stock would be issued to Mr. Suttin.
(22)	Includes the maximum number of 649,938 shares of TS Holdings common stock that could be issuable upon exercise of Mr. Watts’ sponsor warrants; if such sponsor warrants were exercised when the market price of TS Holdings common stock was $18 per share, only 234,699 shares of TS Holdings common stock would be issued to Mr. Watts.
(23)	Includes shares of TS Holdings common stock that will be issued to Nabron in consideration of the transfer of common units of The Tile Shop by TS Inc. to ILTS immediately prior to the consummation of the Business Combination. Nabron International, Inc. is the sole member of ILTS prior to the consummation of the Business Combination. The directors of Nabron International, Inc., a Bahamas company, are Raymond Long Sing Tang, Lars Soren Sorensen, and Louise Mary Garbarino and these individuals may be deemed to have shared voting and investment power over the shares held by Nabron International, Inc. The business address of this stockholder is 2nd Floor, Le Prince de Galles, 3-5 Avenue des Citronniers, MC98000 Monaco.
(24)	Includes the maximum number of 434,968 shares of TS Holdings common stock issuable upon exercise of warrants in the event that no shares of JWCAC shares are redeemed. No shares of TS Holdings common stock will be issuable upon the exercise of the warrants in the event the maximum number of shares of common stock are redeemed. TS Inc. will purchase public warrants to acquire 1,204,528 shares of TS Holdings common stock at closing; TS Inc. and its affiliates, however, have agreed to exercise these warrants only on a cashless exercise basis and that the maximum number of shares of TS Holdings common stock issuable upon exercise of these warrants will be the lesser of (i) 434,968 shares or (ii) the number of shares that may be issued without Mr. Rucker’s beneficial ownership of shares of TS Holdings common stock exceeding 20 percent. Mr. Rucker is the sole director of The Tile Shop, Inc., a Minnesota corporation. Mr. Rucker may be deemed to have sole voting and investment power over the shares held by The Tile Shop, Inc.
(25)	Includes 250,000 shares of restricted common stock granted to Mr. Rucker effective upon the consummation of the Business Combination.
(26)	Includes the maximum number of 4,855,032 shares of TS Holdings common stock issuable upon the exercise of public warrants.
(27)	Includes the maximum number of 2,665,558 shares of TS Holdings common stock issuable upon the exercise of sponsor and public warrants.
(28)	Includes the maximum number of 2,390,342 shares of TS Holdings common stock issuable to Noble Resources Limited, as assignee of Nabron International, Inc., upon exercise of public warrants. The directors of Noble Resources Limited, a British Virgin Islands company, are Raymond Long Sing Tang, Lars Soren Sorensen, and Louise Mary Garbarino and these individuals may be deemed to have shared voting and investment power over the shares held by Noble Resources Limited. The business address of this stockholder is 2nd Floor, Le Prince de Galles, 3-5 Avenue des Citronniers, MC98000 Monaco.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

JWCAC Related Person Transactions

On August 5, 2010, the Sponsor purchased the founder shares for an aggregate purchase price of $25,000, or approximately $0.01 per share. Subsequently, on October 25, 2010, the Sponsor returned to JWCAC an aggregate of 124,170 of such founder shares, which were cancelled. Thereafter, on October 25, 2010, the Sponsor transferred an aggregate of 23,400 founder shares to John K. Haley and Sonny King, each of whom agreed to serve on JWCAC’s board of directors upon the closing of the initial public offering. On January 8, 2011, the JWCAC founders forfeited an additional 305,232 founder shares due to the underwriters’ over-allotment option not being exercised.

In connection with the consummation of the initial public offering, members of the Sponsor purchased an aggregate of 5,333,333 sponsor warrants in a private placement. Each Sponsor warrant entitles the holder to purchase one share of JWCAC common stock at $11.50 per share. The sponsor warrants (including the common stock issuable upon exercise of the sponsor warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by it until 30 days after the completion of JWCAC’s initial business combination.

Each of Messrs. Childs, Suttin, Byrne, Fiorentino, Rudy, Teschke and Watts is a member of JWC Acquisition, LLC. Each of JWCAC’s officers and directors (other than its independent directors) has agreed, pursuant to a written agreement with JWCAC, that until the earliest of JWCAC’s initial business combination, liquidation or such time as he ceases to be an officer or director, to present to JWCAC for its consideration, prior to presentation to any other entity, any business opportunity with an enterprise value of $100 million or more, subject to any pre-existing fiduciary or contractual obligations he might have. If any of JWCAC’s officers or directors (other than its independent directors) becomes aware of a business combination opportunity that falls within the line of business of any entity to which he has pre-existing fiduciary or contractual obligations, he may be required to present such business combination opportunity to such entity prior to presenting such business combination opportunity to us. All of JWCAC’s officers and directors (other than its independent directors) currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to JWCAC.

J.W. Childs Associates, L.P., an entity controlled by Mr. Childs, JWCAC’s Chairman and Chief Executive Officer, has agreed to, from the date that JWCAC’s securities are first quoted on the OTCBB through the earlier of its consummation of a business combination or its liquidation, make available to JWCAC an office space and certain office and secretarial services, as it may require from time to time. JWCAC has agreed to pay J.W. Childs $5,000 per month for these services. However, this arrangement is solely for JWCAC’s benefit and is not intended to provide Mr. Childs compensation in lieu of salary. JWCAC believes, based on rents and fees for similar services, that the fee charged by J.W. Childs is at least as favorable as JWCAC could have obtained from an unaffiliated person.

Other than the $5,000 per-month administrative fee paid to J.W. Childs and reimbursement of any out-of-pocket expenses incurred in connection with activities on JWCAC’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations, no compensation or fees of any kind, including finder’s fees, consulting fees or other similar compensation, will be paid to JWCAC’s Sponsor, officers or directors, or to any of their respective affiliates, prior to or with respect to JWCAC’s initial business combination.

Prior to the completion of JWCAC’s initial public offering, J.W. Childs advanced to JWCAC an aggregate of $25,000 to cover expenses related to JWCAC’s initial public offering. This loan was repaid on November 23, 2010.

In addition, in order to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of JWCAC’s officers and directors may, but are not obligated to, loan JWCAC funds as may be required. If JWCAC consummates an initial business combination, JWCAC would repay such loaned amounts. In the event that the initial business combination does not close, JWCAC may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from the trust account would be used for such repayment, other than the interest on such proceeds that may be released to JWCAC for working capital purposes. The terms of such loans by JWCAC officers and directors, if any, have not been determined and no written agreements exist with respect to such loans.

William Watts and Adam Suttin will become directors of TS Holdings, and William Watts will receive compensation for serving as a director and as chairman of the board of TS Holdings, as described under the section entitled “TS Holdings Management After the Business Combination — Director Compensation.”

All transactions between JWCAC and any member of its management team or his or her respective affiliates prior to the closing will be on terms believed by JWCAC at that time, based upon other similar arrangements known to it, to be no less favorable to it than are available from unaffiliated third parties. It is JWCAC’s intention to obtain estimates from unaffiliated third parties for similar goods or services to ascertain whether such transactions with affiliates are on terms that are no less favorable to JWCAC than are otherwise available from such unaffiliated third parties. If a transaction with an affiliated third party were found to be on terms less favorable to JWCAC than with an unaffiliated third party, JWCAC would not engage in such transaction.

The Tile Shop Related Person Transactions

In June 2011, TS Inc., a holder of 5% of the membership interests in of The Tile Shop and an entity controlled by Mr. Rucker, sold an aggregate of 1,710,000 Common Units of The Tile Shop to ILTS, a holder of 5% of the membership interests in The Tile Shop and an entity of which Mr. Jacullo was a manager, and an aggregate of 290,000 Common Units of The Tile Shop to three trusts that are now stockholders of JWTS, a holder of 5% of the membership interests in The Tile Shop and an entity controlled by Mr. Jacullo, for $4.4434 per unit. The Common Units purchased by the three trusts were contributed to, and are now held by, JWTS. Immediately prior to the consummation of the Business Combination, TS Inc. will sell an additional 1,710,000 and 290,000 Common Units of The Tile Shop to ILTS and JWTS, respectively, for $4.7583 per unit. In connection with these transactions, The Tile Shop released, or will release, as applicable, a security interest in the Common Units that are the subject of these sales.

In January 2012, The Tile Shop, Inc., ILTS and JWTS sold (i) an aggregate of 129,333 Common Units of The Tile Shop to Mr. Krasnow, (ii) an aggregate of 646,667 Common Units of The Tile Shop to the Peter H. Kamin Revocable Trust dated February 2003, the Peter H. Kamin childrens Trust dated March 2007, and 3K Limited Partnership, entities of which Mr. Kamin is trustee or general partner, as applicable, (iii) an aggregate of 25,867 Common Units of The Tile Shop to Family Office Investors LLC, an entity in which Mark Riser, a member of the board of managers of The Tile Shop, is the sole member, and (iv) an aggregate of 19,400 Common Units of The Tile Shop to Warren Garden, in each case for $7.732 per unit. In connection with these transactions, The Tile Shop made certain representations and warranties.

On each of December 31, 2011 and June 21, 2012, The Tile Shop made a $300,000 payment to TS Inc. in connection with the final redemption of an aggregate of 3,000,000 special cash distribution units of The Tile Shop issued to TS Inc., which were fully-redeemed by The Tile Shop and no longer outstanding as of June 21, 2012. In lieu of paying such amounts to TS Inc. in cash, The Tile Shop reduced the outstanding amount under a promissory note, dated December 30, 2002, made by TS Inc. and payable to The Tile Shop. The original principal amount of this promissory note was $13,241,800 with simple interest accruing at a rate of five percent per annum on any unpaid balance. The largest aggregate outstanding principal amount under this promissory note since the beginning of 2011 was $1,468,291.75, as of January 1, 2011. On June 21, 2012, TS Inc. made a final payment to The Tile Shop of $919,444.22 in full satisfaction of all obligations pursuant to this promissory note. Taken together, the aggregate payment of $1,519,444.22 made by TS Inc. pursuant to this promissory note since the beginning of 2011 fiscal year consisted of a payment of $1,468,291.75 of principal and $51,152.47 of accrued interest.

Indemnification Agreements

Effective immediately upon the consummation of the Business Combination, TS Holdings will enter into indemnification agreements with each of its directors and executive officers which provide, among other things, that TS Holdings will indemnify such directors and executive officers under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings to which he or she is or may be made a party by reason of his or her position as a director or executive officer, and otherwise to the fullest extent permitted under Delaware law and TS Holdings’ By-Laws.

Other than as described above under this section “Related Person Transactions,” since the beginning of The Tile Shop’s last completed fiscal year, neither The Tile Shop nor TS Holdings has entered into any transactions, nor are there any currently proposed transactions, between TS Holdings or The Tile Shop and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. The Tile Shop and TS Holdings believe that the terms of the transactions described above are comparable to terms that could have obtained in arm’s length dealings with unrelated third parties.

Registration Rights Agreement

The Sellers, the members of the Sponsor and TS Holdings have entered into a registration rights agreement under which the Sellers and the members of the Sponsor will be entitled to registration rights with respect to their shares of TS Holdings common stock. The holders of a majority in interest of TS Holdings common stock held by the Sellers will be entitled to require TS Holdings, on up to four occasions, to register under the Securities Act the shares of common stock they receive in the Business Combination or may receive upon conversion of the Promissory Notes. The holders of a majority in interest of TS Holdings common stock held by the JWCAC founders will be entitled to require TS Holdings, on up to two occasions, to register under the Securities Act the shares of common stock they receive in the Business Combination, and any shares issued to the JWCAC founders pursuant to the exercise of the sponsor warrants. The securities that may be registered pursuant to the registration rights agreement are referred to as registrable securities. Demand registration may be made pursuant to the registration rights agreement so long as the estimated market value of the shares of common stock to be registered is at least $10,000,000. The majority in interest of each of the Sellers and the JWCAC founders may elect to exercise these registration rights at any time after the earlier of (i) one year after the closing date or earlier if, subsequent to the closing date, the last sales price of TS Holdings common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the closing date or (ii) TS Holdings consummates a subsequent liquidation, merger, stock exchange or similar transaction that results in all of the stockholders of TS Holdings having the right to exchange their shares of common stock for cash, securities or other property. In addition, these stockholders will have certain “piggyback” registration rights on registration statements filed after TS Holdings consummates the Business Combination. TS Holdings will bear the expenses incurred in connection with the filing of any such registration statements.

Policies and Procedures for Related Person Transactions

Effective upon consummation of the Business Combination, TS Holdings’ board of directors will adopt a written related person transaction policy that sets forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will be administered by TS Holdings’ audit committee and will cover any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which was or is to be a participant, the amount involved exceeds $50,000 and a related person had or will have a direct or indirect material interest. While the policy will cover related person transactions in which the amount involved exceeds $50,000, the policy will state that related person transactions in which the amount involved exceeds $120,000 are required to be disclosed in applicable filings as required by the Securities Act, Exchange Act, and related rules. TS Holdings’ board of directors determined to set the threshold for approval of related person transactions in the policy at an amount lower than that which is required to be disclosed under the Securities Act, Exchange Act, and related rules because TS Holdings believes that it is appropriate for its audit committee to review transactions or potential transactions in which the amount involved exceeds $50,000, as opposed to $120,000. Pursuant to this proposed policy, TS Holdings’ audit committee will (i) review the relevant facts and circumstances of each related person transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party and the extent of the related party’s interest in the transaction, and (ii) take into account the conflicts of interest and corporate opportunity provisions of TS Holdings’ code of business conduct and ethics. Management will present to TS Holdings’ audit committee each proposed related person transaction, including all relevant facts and circumstances relating thereto, and will update the audit committee as to any material changes to any related person transaction. All related person transactions may only be consummated if TS Holdings’ audit committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy. Certain types of transactions will have been pre-approved by TS Holdings’ audit committee under the policy. These pre-approved transactions will include: (i) certain compensation arrangements; (ii) transactions in the ordinary course of business where the related party’s interest arises only (a) from his or her position as a director of another entity that is party to the transaction, (b) from an equity interest of less than 5% in another entity that is party to the transaction, or (c) from a limited partnership interest of less than 5%, subject to certain limitations; and (iii) transactions in the ordinary course of business where the interest of the related party arises solely from the ownership of a class of equity securities of TS Holdings where all holders of such class of equity securities will receive the same benefit on a pro rata basis. No director will be permitted to participate in the approval of a related person transaction for which he or she is a related party.

DESCRIPTION OF JWCAC SECURITIES

JWCAC’s authorized capital stock consists of 400,000,000 shares of common stock, $0.0001 par value, and 1,000,000 shares of undesignated preferred stock, $0.0001 par value. The following description summarizes the material terms of JWCAC’s capital stock. Because it is only a summary, it may not contain all the information that is important to you.

Units

Each unit consists of one share of common stock and one warrant. Each warrant entitles the holder to purchase one share of common stock. The common stock and warrants comprising the units began separate trading on January 14, 2011. Prior to the closing, the units will separate into their component share of common stock of JWCAC and warrant to purchase one share of JWCAC common stock.

Common Stock

As of July 23, 2012, there were 14,534,884 shares of JWCAC common stock outstanding, held of record by four stockholders and one unitholder.

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. JWCAC’s board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. JWCAC’s stockholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

JWCAC will not hold an annual meeting of stockholders until after the Business Combination, and thus it may not be in compliance with Section 211(b) of the DGCL. Therefore, if its stockholders want JWCAC to hold an annual meeting prior to consummation of a business combination, they may attempt to force JWCAC to hold one by submitting an application to the Delaware Court of Chancery in accordance with Section 211(c) of the DGCL.

JWCAC is providing stockholders with the opportunity to redeem their shares upon the consummation of the Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest but net of franchise and income taxes payable, divided by the number of then outstanding public shares, subject to the limitations described herein. The JWCAC founders have agreed to waive their redemption rights with respect to their founder shares and public shares in connection with the Business Combination.

JWCAC will consummate the Business Combination only if a majority of the outstanding shares of common stock voted are voted in favor of the Business Combination Proposal. However, the participation of JWCAC’s Sponsor, officers, directors, advisors or their affiliates in privately-negotiated transactions (as described in this proxy statement/prospectus), if any, could result in the approval of the Business Combination even if a majority of the stockholders vote, or indicate their intention to vote, against the Business Combination. For purposes of seeking approval of the majority of the outstanding shares of common stock, non-votes will have no effect on the approval of a business combination once a quorum is obtained.

The JWCAC founders have agreed to vote their founder shares in accordance with the majority of the votes cast by the public stockholders on the Business Combination Proposal and to vote any public shares purchased during or after the initial public offering in favor of the Business Combination. Public stockholders may elect to redeem their public shares even if they vote for or against the Business Combination.

Pursuant to its amended and restated certificate of incorporation, if JWCAC is unable to consummate a business combination by August 23, 2012 (or August 30, 2012 if the Charter Amendment Proposal is approved), JWCAC will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest but net of franchise and income taxes payable (less up to $100,000 of such net interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and subject to the requirement that any refund of income taxes that were paid from the trust account which is received after such redemption shall be distributed to the former public stockholders, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of JWCAC’s remaining stockholders and its board of directors, dissolve and liquidate, subject in each case to JWCAC’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. The JWCAC founders have agreed to waive their redemption rights with respect to their founder shares if JWCAC fails to consummate a business combination by August 23, 2012 (or August 30, 2012 if the Charter Amendment is approved). However, the JWCAC founders and any of JWCAC’s officers, directors or affiliates who acquired public shares in or after the initial public offering are entitled to redemption rights with respect to such public shares if JWCAC fails to consummate the Business Combination within the required time period.

In the event of a liquidation, dissolution or winding up of JWCAC after a business combination, its stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. JWCAC’s stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the common stock, except that JWCAC will provide stockholders with the opportunity to redeem their shares of JWCAC’s common stock for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, including interest but net of any franchise and income taxes payable, upon the consummation of an initial business combination, subject to the limitations described herein.

Founder Shares

The founder shares are identical to the shares of common stock sold in the initial public offering, and holders of founder shares have the same stockholder rights as public stockholders, except that (i) the founder shares are subject to certain transfer restrictions, as described in more detail below, and (ii) the JWCAC founders have agreed (A) to waive their redemption rights with respect to their founder shares and public shares in connection with the consummation of a business combination and (B) to waive their redemption rights with respect to their founder shares if JWCAC fails to consummate a business combination by August 23, 2012 (or August 30, 2012 if the Charter Amendment is approved), although they will be entitled to redemption rights with respect to any public shares they hold if JWCAC fails to consummate a business combination within such time period. The JWCAC founders have agreed to vote their founder shares in accordance with the majority of the votes cast by the public stockholders and to vote any public shares purchased during or after the initial public offering in favor of the Business Combination.

With certain limited exceptions, the founder shares are not transferable, assignable or salable (except to JWCAC’s officers and directors and other persons or entities affiliated with the JWCAC founders, each of whom will be subject to the same transfer restrictions) until the earlier of (i) one year after the completion of an initial business combination or earlier if, subsequent to a business combination, the last sales price of JWCAC’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after an initial business combination, or (ii) the date on which JWCAC consummates a liquidation, merger, stock exchange or other similar transaction after an initial business combination that results in all of JWCAC’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Preferred Stock

JWCAC’s amended and restated certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. JWCAC’s board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of JWCAC’s board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of JWCAC or the removal of existing management. JWCAC has no preferred stock outstanding at the date hereof. Although JWCAC does not currently intend to issue any shares of preferred stock, it cannot assure you that it will not do so in the future. No shares of preferred stock are being issued in connection with in the Business Combination.

Warrants

Public Warrants

Each warrant entitles the registered holder to purchase one share of JWCAC common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of one year from the closing of the initial public offering or 30 days after the completion of an initial business combination. The warrants will expire five years after the completion of the Business Combination, at 4:30 p.m., New York time, or earlier upon redemption or liquidation.

JWCAC will not be obligated to deliver any shares of common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to JWCAC satisfying its obligations described below with respect to registration. No warrant will be exercisable and JWCAC will not be obligated to issue shares of common stock upon exercise of a warrant unless common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentence is not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will JWCAC be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of common stock underlying such unit.

Under the warrant agreement, TS Holdings will be obligated to use its best efforts to maintain the effectiveness of a registration statement under the Securities Act, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. In addition, TS Holdings will be obligated to use its best efforts to register the shares of common stock issuable upon exercise of a warrant under the blue sky laws of the states of residence of the exercising warrant holder to the extent an exemption is not available.

If any such registration statement is not effective on the 60th business day following the closing of the Business Combination or afterward, holders of the warrants will have the right, during the period beginning on the 61st business day after the closing of the Business Combination and ending upon such registration statement being declared effective by the SEC, and during any other period when TS Holdings fails to maintain an effective registration statement covering the shares of common stock issuable upon exercise of the warrants, to exercise such warrants on a “cashless basis,” by exchanging the warrants (in accordance with Section 3(a)(9) of the Securities Act or another exemption) for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the warrant exercise price and the “fair market value” by (y) the fair market value. For this purpose, “fair market value” will mean the volume weighted average price of common stock as reported during the ten (10) trading day period ending on the trading day prior to the date that notice of exercise is received by the warrant agent from the holder of such warrants or TS Holdings’ securities broker or intermediary.

Once the warrants become exercisable, TS Holdings may call the warrants for redemption:

•	in whole and not in part;
•	at a price of $0.01 per warrant;
•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and
•	if, and only if, the reported last sale price of the common stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading day period ending three business days before TS Holdings sends the notice of redemption to the warrant holders.

TS Holdings will not redeem the warrants unless an effective registration statement covering the shares of common stock issuable upon exercise of the warrants is current and available throughout the 30-day redemption period.

JWCAC established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and TS Holdings issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the common stock may fall below the $18.00 redemption trigger price as well as the $11.50 warrant exercise price after the redemption notice is issued.

If TS Holdings calls the warrants for redemption as described above, TS Holdings will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” If TS Holdings takes advantage of this option, all holders of warrants would pay the exercise price by surrendering his, her or its warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” by (y) the fair market value. For this purpose, the “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If TS Holdings takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. JWCAC believes that this feature is an attractive option if TS Holdings does not need the cash from the exercise of the warrants after the Business Combination. If TS Holdings calls the warrants for redemption and does not take advantage of this option, members of the Sponsor and their permitted transferees would still be entitled to exercise their sponsor warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify JWCAC, or following the Business Combination, TS Holdings, in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% of the shares of TS Holdings common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of common stock is increased by a stock dividend payable in shares of common stock, or by a split-up of shares of common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering to holders of common stock entitling holders to purchase shares of common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of common stock equal to the product of (i) the number of shares of common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for common stock) multiplied by (ii) the quotient of (x) the price per share of common stock paid in such rights offering divided by (y) the “fair market value”. For these purposes (i) if the rights offering is for securities convertible into or exercisable for common stock, in determining the price payable for common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) for this purpose “fair market value” means the volume weighted average price of common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if at any time while the warrants are outstanding and unexpired, JWCAC, or following the Business Combination, TS Holdings, pays a dividend or makes a distribution in cash, securities or other assets to the holders of common stock on account of such shares of common stock (or other shares of capital stock for which the warrants are exercisable), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of common stock in connection with a proposed initial business combination, or (d) in connection with the redemption of the public shares upon JWCAC’s failure to consummate an initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of common stock in respect of such event.

If the number of outstanding shares of common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of common stock.

Whenever the number of shares of common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of common stock (other than those described above or that solely affects the par value of such shares of common stock), or in the case of any merger or consolidation with or into another corporation (other than a consolidation or merger in which JWCAC, or following the Business Combination, TS Holdings, is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding shares of common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of JWCAC, or following the Business Combination, TS Holdings, as an entirety or substantially as an entirety in connection with which it is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of JWCAC’s common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. The warrant agreement provides for certain modifications to what holders of warrants will have the right to purchase and receive upon the occurrence of certain events, and that if less than 70% of the consideration receivable by the holders of common stock in the applicable event is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or on the OTC Bulletin Board, or is to be so listed for trading immediately following such event, then the warrant exercise price will be reduced in accordance with a formula specified in the warrant agreement.

The warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and JWCAC. You should review a copy of the warrant agreement, which was filed as an exhibit to JWCAC’s registration statement in connection with its initial public offering, for a complete description of the terms and conditions applicable to the warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to TS Holdings, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, TS Holdings will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

Sponsor Warrants

The sponsor warrants (including the common stock issuable upon exercise of the sponsor warrants) will not be transferable, assignable or salable until 30 days after the completion of the Business Combination (except, among other limited exceptions as described under “Principal Stockholders — Transfers of Founder Shares and Sponsor Warrants,” to JWCAC’s officers and directors and other persons or entities affiliated with the Sponsor) and they will not be redeemable by JWCAC so long as they are held by members of the Sponsor or their permitted transferees. Otherwise, the sponsor warrants have terms and provisions that are identical to those of the warrants sold as part of the units in the initial public offering, except that such warrants may be exercised by the holders on a cashless basis. If the sponsor warrants are held by holders other than members of the Sponsor or their permitted transferees, the sponsor warrants will be redeemable by JWCAC, or following the Business Combination, TS Holdings, and exercisable by the holders on the same basis as the warrants included in the units being sold in this offering.

If holders of the sponsor warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” by (y) the fair market value. For this purpose, “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that JWCAC agreed that these warrants will be exercisable on a cashless basis so long as they are held by the Sponsor, Mr. Childs or their affiliates and permitted transferees is because it was not known at the time of the initial public offering if they will be affiliated with JWCAC following an initial business combination. If they remain affiliated with TS Holdings, their ability to sell TS Holdings securities in the open market will be significantly limited. TS Holdings expects to have policies in place that prohibit insiders from selling its securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell TS Holdings securities, an insider cannot trade in those securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could exercise their warrants and sell the shares of common stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, JWCAC believes that allowing the holders to exercise such warrants on a cashless basis is appropriate.

The Sponsor and its members have agreed that (i) immediately prior to the effective time of the Merger, each holder of sponsor warrants will waive their rights and the rights of their permitted transferees to exercise the sponsor warrants for cash, such sponsor warrants may only be exercised on a cashless basis, and prior to such cashless exercise such members will not sell, assign or otherwise transfer any of the sponsor warrants other than to certain permitted transferees on terms set forth in the warrant agreement relating thereto; and (ii) the sponsor warrants will be subject to redemption after the trading price of the TS Holdings common stock exceeds $18 per share in the same manner that the public warrants are subject to redemption.

Dividends

JWCAC has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends following the

Business Combination will be dependent upon TS Holdings’ revenues and earnings, capital requirements and general financial condition, and will be within the discretion of the board of directors at such time. TS Holdings is not currently contemplating and does not anticipate declaring any dividends in the foreseeable future.

Certain Anti-Takeover Provisions of Delaware Law

JWCAC is subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of JWCAC’s outstanding voting stock (otherwise known as an “interested stockholder”);
•	an affiliate of an interested stockholder; or
•	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of JWCAC’s assets. However, the above provisions of Section 203 do not apply if:

•	JWCAC’s board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;
•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of JWCAC’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or
•	on or subsequent to the date of the transaction, the business combination is approved by JWCAC’s board of directors and authorized at a meeting of its stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Securities Eligible for Future Sale

As of the date of this proxy statement/prospectus, JWCAC had 14,534,884 shares of common stock outstanding. Of these shares, the 12,500,000 shares sold in the initial public offering are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of JWCAC’s affiliates within the meaning of Rule 144 under the Securities Act. All of the remaining 2,034,884 shares and all 5,333,333 sponsor warrants are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering. As of the date of this proxy statement/prospectus, there are a total of 17,833,333 warrants to purchase shares of JWCAC common stock outstanding, including 5,333,333 sponsor warrants. Each warrant is execisable for one share of JWCAC, or after the Business Combination, TS Holdings, common stock, in accordance with the terms of the warrant agreement governing the warrants. 12,500,000 of these warrants are public warrants and are freely tradable. In addition, TS Holdings will be obligated to maintain an effective registration statement under the Securities Act covering the 12,500,000 shares of TS Holdings common stock that may be issued upon the exercise of the public warrants.

Quotation of Securities

JWCAC’s units, common stock and warrants are quoted on the OTCBB under the symbols “JWCAU,” “JWCA,” and “JWCAW,” respectively.

DESCRIPTION OF TS HOLDINGS SECURITIES

General

TS Holdings’ certificate of incorporation authorizes it to issue up to 100,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share. As of the date of this prospectus, one share of TS Holdings common stock was issued and outstanding and owned by The Tile Shop, and no shares of preferred stock were issued and outstanding.

The following description of TS Holdings capital stock and provisions of its certificate of incorporation and bylaws are summaries and are qualified by reference to TS Holdings’ certificate of incorporation and its bylaws, which have been filed as an exhibit to TS Holdings’ registration statement of which this proxy statement/prospectus forms a part.

Common Stock

Dividend rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of TS Holdings common stock are entitled to receive such dividends, if any, as may be declared from time-to-time by TS Holdings’ board of directors out of legally available funds.

Voting rights

Each holder of TS Holdings common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. TS Holdings stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Liquidation

In the event of TS Holdings’ liquidation, dissolution, or winding up, holders of its common stock will be entitled to the net assets legally available for distribution to stockholders after the payment of all of its debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and preferences

Holders of TS Holdings common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to TS Holdings common stock. The rights, preferences, and privileges of the holders of TS Holdings common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of TS Holdings preferred stock that TS Holdings may designate in the future.

Preferred Stock

TS Holdings’ board of directors has the authority, without further action by TS Holdings’ stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of TS Holdings common stock. The issuance of TS Holdings preferred stock could adversely affect the voting power of holders of TS Holdings common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change of control of TS Holdings or other corporate action. No shares of preferred stock are outstanding and TS Holdings has no present plan to issue any shares of preferred stock.

Registration Rights

The Sellers and the JWCAC founders will be entitled to registration rights, subject to certain limitations, with respect to TS Holdings common stock they receive in the Business Combination pursuant to a registration rights agreement to be entered into in connection with the consummation of the Business

Combination. The holders of a majority in interest of TS Holdings common stock held by the Sellers will be entitled to require TS Holdings, on up to four occasions, to register under the Securities Act the shares of common stock they receive in consideration for the Business Combination. The holders of a majority in interest of TS Holdings common stock held by the JWCAC founders will be entitled to require TS Holdings, on up to two occasions, to register under the Securities Act the shares of common stock they receive in consideration for the Business Combination, as well as the sponsor warrants and any shares issued to the JWCAC founders pursuant to the exercise of the sponsor warrants. The securities that may be registered pursuant to the registration rights agreement are referred to as Registrable Securities. Demand registration may be made pursuant to the registration rights agreement so long as the estimated market value of the shares of common stock to be registered is at least $10,000,000. The majority in interest of each of the Sellers and the JWCAC founders may elect to exercise these registration rights at any time after the earlier of (i) one year after the closing date or earlier if, subsequent to the closing date, the last sales price of TS Holdings common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the closing date or (ii) TS Holdings consummates a subsequent liquidation, merger, stock exchange or similar transaction that results in all of the stockholders of TS Holdings having the right to exchange their shares of common stock for cash, securities or other property. In addition, these stockholders will have certain “piggyback” registration rights on registration statements filed after TS Holdings consummates the Business Combination. TS Holdings will bear the expenses incurred in connection with the filing of any such registration statements.

Warrants

Effective upon the consummation of the Business Combination, each warrant outstanding for the purchase of one share of JWCAC common stock prior to the consummation of the Business Combination will be exercisable for one share of TS Holdings common stock, with all other terms of such warrants remaining unchanged. For additional information about these warrants, see the section entitled “Description of JWCAC Securities — Warrants” beginning on page 161.

Anti-Takeover Provisions

TS Holdings’ certificate of incorporation provides for TS Holdings’ board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of TS Holdings’ stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because TS Holdings’ stockholders do not have cumulative voting rights, its stockholders holding a majority of the shares of common stock outstanding will be able to elect all of its directors. TS Holdings’ certificate of incorporation and bylaws provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only TS Holdings’ board of directors, chairperson of the board, chief executive officer, or president may call a special meeting of stockholders.

TS Holdings’ certificate of incorporation and bylaws require a 75% stockholder vote for the rescission, alteration, amendment, or repeal of the bylaws by stockholders, and provide that stockholders may only remove a director for cause with a 75% stockholder vote. TS Holdings’ certificate of incorporation and bylaws provide that vacancies occurring on TS Holdings’ board of directors for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of TS Holdings’ board of directors. TS Holdings’ bylaws establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of its stockholders, including proposed nominations of persons for election to its board of directors. The combination of the classification of TS Holdings’ board of directors, the lack of cumulative voting or the ability of stockholders to take action by written consent, the 75% stockholder voting requirements, the limitations on removing directors without cause, the ability of the board to fill vacancies, and the advance notice provisions will make it more difficult for TS Holdings’ existing stockholders to replace its board of directors as well as for another party to obtain control of TS Holdings’ by replacing its board of directors. Since TS Holdings’ board of directors has the power to retain and discharge its officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for TS Holdings’ board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change TS Holdings’ control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in TS Holdings’ control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of TS Holdings’ board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of TS Holdings. These provisions are designed to reduce TS Holdings’ vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for TS Holdings’ shares and, as a consequence, they also may inhibit fluctuations in the market price of TS Holdings’ stock that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

TS Holdings is subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge, or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges, or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Acceleration of restricted stock and options upon change of control

Generally, under the TS Holdings 2012 Plan, in the event of certain mergers, a reorganization or consolidation of TS Holdings with or into another corporation, or the sale of all or substantially all of TS Holdings’ assets or all of its capital stock wherein the successor corporation does not assume outstanding options or issue equivalent options, TS Holdings’ board of directors may accelerate vesting of restricted stock options outstanding under the 2012 Plan.

Choice of Forum

TS Holdings’ certificate of incorporation and bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on TS Holdings’ behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against TS Holdings arising pursuant to the Delaware General Corporation Law, TS Holdings’ certificate of incorporation, or TS Holdings’ bylaws; or any action asserting a claim against TS Holdings that is governed by the internal affairs doctrine. Although TS Holdings believes that this provision benefits TS Holdings by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against TS Holdings’ directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in TS Holdings’ certificate of incorporation to be inapplicable or unenforceable in such action.

Limitations of Liability and Indemnification

TS Holdings certificate of incorporation and bylaws provide that TS Holdings will indemnify its directors and officers, and may indemnify its employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits TS Holdings’ certificate of incorporation from limiting the liability of its directors for the following:

•	any breach of the director’s duty of loyalty to TS Holdings or to its stockholders;
•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and
•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of TS Holdings’ directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. TS Holdings’ certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under TS Holdings’ bylaws, TS Holdings is empowered to purchase insurance on behalf of any person whom it is required or permitted to indemnify.

In addition to the indemnification required in TS Holdings’ certificate of incorporation and amended bylaws, TS Holdings has entered into indemnification agreements with each of its directors, officers, and some employees, effective upon consummation of the Business Combination. These agreements provide for the indemnification of such directors, officers, and employees for certain expenses and liabilities incurred in connection with any action, suit, proceeding, or alternative dispute resolution mechanism, or hearing, inquiry, or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent, or fiduciary of TS Holdings, or any of its subsidiaries, by reason of any action or inaction by them while serving as an officer, director, employee, agent, or fiduciary, or by reason of the fact that they were serving at TS Holdings request as a director, officer, employee, agent, or fiduciary of another entity. In the case of an action or proceeding by or in the right of TS Holdings or any of its subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. TS Holdings believes that the provisions of its certificate of incorporation and bylaws described above and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers. TS Holdings also maintains directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in TS Holdings’ certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit TS Holdings and its stockholders. A stockholder’s investment may be harmed to the extent that TS Holdings pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to TS Holdings’ directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, TS Holdings has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of TS Holdings’ directors or officers as to which indemnification is being sought, nor is TS Holdings aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

The Nasdaq Stock Market Listing

TS Holdings has applied to list its common stock on the Nasdaq Stock Market under the symbol “TTS.”

TS Holdings expects that the warrants will continue to trade on the OTCBB under the symbol “TTSW” following the Business Combination.

Transfer Agent and Registrar

Upon completion of the Business Combination, the transfer agent and registrar for TS Holdings common stock will be Continental Stock Transfer & Trust Company.

COMPARISON OF RIGHTS OF STOCKHOLDERS OF JWCAC AND TS HOLDINGS

	TS Holdings	JWCAC
Authorized Capital	TS Holdings is authorized to issue 100,000,000 shares of common stock, par value $0.0001 per share, of which one share was issued and outstanding as of June 28, 2012, and 10,000,000 shares of preferred stock, par value $0.0001 per share, of which no shares were issued and outstanding as of June 28, 2012.	JWCAC is authorized to issue 400,000,000 shares of common stock, par value $0.0001 per share, of which 14,554,884 shares were issued and outstanding as of June 28, 2012, and 1,000,000 shares of preferred stock, par value $0.0001 per share, of which no shares are issued and outstanding as of June 28, 2012.
Voting Rights	The certificate of incorporation of TS Holdings states that each holder of common stock shall be entitled to one vote for each share of common stock held of record by such holder on all matters on which stockholders generally are entitled to vote.	The certificate of incorporation of JWCAC, as amended, states that holders of shares of common stock shall be entitled to one vote for each such share of common stock held on each matter properly submitted to the stockholders on which the holders of the common stock are entitled to vote.
Number of Directors	The certificate of incorporation of TS Holdings states that the number of directors shall be established by the board of directors, which shall have at least one member. This provision is qualified by the rights of holders of any class or series of preferred stock who may be granted rights to elect members of the board of directors.	The certificate of incorporation of JWCAC, as amended, states that the number of directors of JWCAC, other than those who may be elected by the holders of one or more series of the preferred stock voting separately by class or series, shall be fixed from time to time exclusively by the board of directors pursuant to a resolution adopted by a majority of the total number of directors JWCAC would have if there were no vacancies.
Election of Directors	The bylaws of TS Holdings require that the directors be elected by a plurality of the votes cast by the stockholders entitled to vote on the election of directors.	The bylaws of JWCAC require that the directors be elected by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon.
Manner of Acting by Board	The bylaws of TS Holdings state that at any meeting of the board of directors at which a quorum is present, the vote of a majority of the directors present shall be sufficient to take any action, unless a different vote is specified by law, the certificate of incorporation or the bylaws. The bylaws of TS Holdings also permit the board of directors to take action by unanimous written consent.	The bylaws of JWCAC state that the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by applicable law, the certificate of incorporation or the bylaws. The bylaws of JWCAC also permit the board of directors to take action by unanimous written consent.

	TS Holdings	JWCAC
Removal of Directors	The certificate of incorporation of TS Holdings states that members of the board of directors may be removed only for cause and only by the affirmative vote of the holders of not less than 75% of the total voting power of all outstanding capital stock then entitled to vote generally in the election of persons to the board of directors, voting together as a single class. This provision is qualified by the rights of holders of any class or series of preferred stock who may be granted rights to elect members of the board of directors.	The certificate of incorporation of JWCAC, as amended, states that any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. This provision is qualified by the rights of holders of one or more series of preferred stock who may be granted rights to elect members of the board of directors. For the removal of directors elected pursuant to those rights, the removal from office shall be governed by the terms of the applicable series of preferred stock as set forth in the certificate of incorporation.

	TS Holdings	JWCAC
Nomination of Director Candidates	Except as limited by the provisions of the Exchange Act or other applicable law, the bylaws of TS Holdings state nominations for director candidates must be made by the board of directors or by a stockholder of record of TS Holdings entitled to vote at the meeting where the director(s) to be nominated will stand for election. In the case of an annual meeting where directors are to be elected, stockholder nominations for director candidates must be delivered to and received by, the Secretary of TS Holdings not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 70 days following such anniversary date, such notice must be received by TS Holdings no earlier than 120 days prior to such annual meeting and no later than the later of 70 days prior to the date of the meeting or the 10th day following the day on which public announcement of the date of the meeting was first made. In the case of a special meeting called for the purpose of electing directors, stockholder nominations must be received no earlier than 120 days prior to the date of the special meeting and no later than the later of 90 days prior to the date of the special meeting or the 10th day following the day on which public announcement of the date of the special meeting was first made.	The bylaws of JWCAC state that nominations of persons for election to the board of directors may be made at the annual meeting of the stockholders, or at any special meeting of the stockholders called for the purpose of electing directors, by any stockholder who is a stockholder of record on the date of the giving of notice for the meeting of the stockholders and on the record date for the determination of stockholders entitled to vote at such meeting. To be timely, a stockholder’s notice must be provided to the Secretary of JWCAC and received no later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of the stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 45 days before or after such anniversary date, notice by the stockholder to be timely must be so received not earlier than the opening of business on the 120th day before the meeting and not later than the later of the close of business on the 90th day before the meeting or the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by JWCAC. In the case of a special meeting of stockholders called for the purpose of electing directors, notice is timely if received not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made.

	TS Holdings	JWCAC
Business Proposals by Stockholders	Same as for Nomination for Director Candidates, with the additional provision that any such proposal must constitute a proper matter for stockholder action.	The bylaws of JWCAC state that business may be brought before an annual meeting of stockholders by any stockholder who is a stockholder of record on the date notice of the meeting is given and on the record date for the determination of stockholders entitled to vote at such meeting and who complies with the notice procedures set forth in the bylaws. To be timely, a stockholder’s notice shall be received at the principal executive offices of JWCAC not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 45 days before or after such anniversary date, notice by the stockholder to be timely must be so received not earlier than the opening of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made.

	TS Holdings	JWCAC
Special Meetings of the Board	The bylaws of TS Holdings state that special meetings of the board of directors may be held at any time and place, within or without the State of Delaware, as designated by the Chairperson of the Board, if any, the Chief Executive Officer, the President, three or more members of the board of directors, or by one member of the board of directors in the event that there is only a single director in office. Notice of a special meeting of the board of directors must be provided (i) a least 24 hours prior to the meeting if given by telephone, (ii) 48 hours prior to the meeting if given by overnight courier, facsimile, hand delivery, or electronic transmission, or (iii) 72 hours prior to the meeting if sent by first class mail. The notice of special meeting need not specify the purpose of the meeting.	The bylaws of JWCAC state that special meetings of the Board (a) may be called by the Chairman of the Board or President and (b) shall be called by the Chairman of the Board, President or Secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be, and shall be held at such time, date and place as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request. Notice of each special meeting of the Board shall be given to each director (i) at least 24 hours before the meeting if such notice is oral notice given personally or by telephone or written notice given by hand delivery or by means of a form of electronic transmission and delivery; (ii) at least two days before the meeting if such notice is sent by a nationally recognized overnight delivery service; and (iii) at least five days before the meeting if such notice is sent through the United States mail. If the Secretary shall fail or refuse to give such notice, then the notice may be given by the officer who called the meeting or the directors who requested the meeting. Any and all business that may be transacted at a regular meeting of the Board may be transacted at a special meeting. Except as may be otherwise expressly provided by applicable law, the certificate of incorporation, or the bylaws, neither the business to be transacted at, nor the purpose of, any special meeting need be specified in the notice or waiver of notice of such meeting. A special meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting.

	TS Holdings	JWCAC
Special Meetings of Stockholders	The certificate of incorporation of TS Holdings states that special meetings of stockholders may be called at any time only by the board of directors, Chairperson of the board, or the Chief Executive Officer or the President of TS Holdings, and may not be called by any other person or persons. The board of directors may postpone or reschedule any previously scheduled special meeting of stockholders. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.	The certificate of incorporation of JWCAC, as amended, states that special meetings of stockholders may be called only by the Chairman of the board, Chief Executive Officer of JWCAC, or the board of directors pursuant to a resolution adopted by a majority of the total number of directors JWCAC would have if there were no vacancies. The ability of stockholders to call a special meeting is specifically denied.
Manner of Acting by Stockholders	The bylaws of TS Holdings state that when a quorum is present at any meeting, any matter other than the election of directors to be voted upon by the stockholders at such meeting shall be decided by the vote of the holders of shares of stock having a majority in voting power of the votes cast by the holders of all shares of stock present or represented at the meeting and voting on such matter (or if there are two or more classes or series of stock entitled to vote as separate classes, then in the case of each such class or series, the holders of a majority in voting power of the shares of stock of that class or series present or represented and voting on such matter), except where a different vote is required by law, the certificate of incorporation, or the bylaws.	The bylaws of JWCAC state that all matters other than the election of directors shall be determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the certificate of incorporation, the bylaws or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control the decision of such matter.
Stockholder Action Without Meeting	The certificate of incorporation of TS Holdings states that subject to the rights of holders of any class or series of preferred stock, any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.	The certificate of incorporation of JWCAC, as amended, and JWCAC’s bylaws state that, following JWCAC’s initial public offering, any action required or permitted to be taken by the stockholders must be effected by a duly called annual or special meeting of such holders and may not be effected by written consent of the stockholders.

	TS Holdings	JWCAC
State Anti-Takeover Statutes	TS Holdings did not opt out of the provisions of Section 203 of the DGCL, which, subject to certain exceptions, would prohibit a company that opts in from engaging in specified business combinations with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless the business combination or transaction in which such stockholder became an interested stockholder is approved in a prescribed manner.	JWCAC did not opt out of the provisions of Section 203 of the DGCL, which, subject to certain exceptions, would prohibit a company that opts in from engaging in specified business combinations with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless the business combination or transaction in which such stockholder became an interested stockholder is approved in a prescribed manner.

	TS Holdings	JWCAC
Indemnification of Directors and Officers	The certificate of incorporation of TS Holdings state that TS Holdings shall indemnify each person who was or is a party or is threatened to be made or party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of TS Holdings), by reason of the fact that such person is or was, or has agreed to become, a director or officer of TS Holdings, or is, or was serving, or has agreed to serve, at the request of TS Holdings, as a director, officer, trustee, general partner, managing member, fiduciary, board of directors’ committee member, employee, or agent of, or in a similar capacity with, another corporation, limited liability company, partnership, joint venture, trust, employee benefit plan, or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), liabilities, losses, judgments, fines, excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid in settlement actually and reasonably incurred by or on behalf of such person in connection with such action, suit, or proceeding and any appeal therefrom, if such person acted in good faith and in a manner that such person reasonably believed to be in, or not opposed to, the best interests of TS Holdings, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.	The certificate of incorporation of JWCAC, as amended, states that to the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, JWCAC shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of JWCAC or, while a director or officer of JWCAC, is or was serving at the request of JWCAC as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such person in connection with such proceeding; provided, however, that, except with respect to proceedings to enforce rights to indemnification, JWCAC shall indemnify any indemnified party in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the board of directors.

	TS Holdings	JWCAC
Limitation of Liability of Directors	The certificate of incorporation of TS Holdings states that except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of TS Holdings shall be personally liable to TS Holdings or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. The certificate of incorporation further states that no amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of TS Holdings for or with respect to any acts or omissions of such director occurring prior to such amendment. If the DGCL is amended to permit further elimination or limitation of personal liability of directors, the liability of a director of TS Holdings shall be eliminated or limited to the fullest extent permitted by the DGCL.	The certificate of incorporation of JWCAC, as amended, states that a director of JWCAC shall not be liable to JWCAC or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. The certificate of incorporation, as amended, further states that any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of JWCAC hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

	TS Holdings	JWCAC
Amendments to Bylaws	The bylaws of TS Holdings state that the bylaws may be altered, amended, or repealed or new bylaws may be adopted by the affirmative vote of a majority of the directors present at any regular or special meeting of the board of directors at which a quorum is present. Further, the bylaws state that subject to the certificate of incorporation, the bylaws may be altered, amended, or repealed or new bylaws may be adopted by the affirmative vote of the holders of not less than 75% of the total voting power of all outstanding shares of capital stock of TS Holdings entitled to vote generally in the election of directors, voting together as a single class.	The bylaws of JWCAC state that the board of directors shall have the power to adopt, amend, alter or repeal the bylaws. Further, the bylaws state that the affirmative vote of a majority of the majority of the total number of directors JWCAC would have if there were no vacancies shall be required to adopt, amend, alter or repeal the bylaws. Finally, the bylaws state that the bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of JWCAC required by applicable law or the certificate of incorporation, the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of capital stock of JWCAC entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the bylaws.

	TS Holdings	JWCAC
Liquidation if No Business Combination	None	The certificate of incorporation of JWCAC, as amended, states that in the event that JWCAC has not consummated a Business Combination within 21 months from the closing of its initial public offering, JWCAC shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, subject to lawfully available funds therefor, redeem 100% of the shares of the common stock sold as part of the units sold in the initial public offering, or offering shares, in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the trust account holding the proceeds from the initial public offering, including interest but net of franchise and income taxes payable (less up to $100,000 of such net interest to pay dissolution expenses), by (B) the total number of then outstanding offering shares, which redemption will completely extinguish rights of the public stockholders of JWCAC (including the right to receive further liquidation distributions, if any), subject to applicable law, and subject to the requirement that any refund of income taxes that were paid from the trust account holding the proceeds from the initial public offering which is received after the redemption shall be distributed to the former public stockholders, and (iii) as promptly as reasonably possible following such redemptions, subject to the approval of the remaining stockholders and the board of directors in accordance with applicable law, dissolve and liquidate, subject in each case to JWCAC’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

	TS Holdings	JWCAC
Redemption Rights	None	The certificate of incorporation of JWCAC, as amended, states that prior to the consummation of an initial business combination, JWCAC shall provide all holders of offering shares with the opportunity to have their offering shares redeemed upon the consummation of an initial business combination for cash equal to the applicable redemption price per share, less franchise and income taxes payable.

PRICE RANGE OF SECURITIES AND DIVIDENDS

JWCAC

Price Range of JWCAC Securities

JWCAC’s units, common stock and warrants are each quoted on the OTCBB under the symbols JWCAU, JWCA, and JWCAQ, respectively. JWCAC’s units commenced public trading on November 18, 2010 and its common stock and warrants commenced public trading on December 6, 2010.

The following table includes the high and low bids for JWCAC’s units, common stock and warrants for the periods presented.

	Units				Common Stock				Warrants
2012	High		Low		High		Low		High		Low
Second Quarter	$10.44		$10.30		$9.99		$9.84		$0.53		$0.53
First Quarter	$10.30		$10.15		$10.25		$9.75		$0.53		$0.53
2011	High		Low		High		Low		High		Low
Fourth Quarter	$10.31		$10.11		$9.75		$9.62		$0.64		$0.50
Third Quarter	$10.55		$10.30		$9.65		$9.58		$0.65		$0.60
Second Quarter	$10.65		$10.36		$9.70		$9.55		$1.00		$0.80
First Quarter	$10.40		$10.25		$9.68		$9.60		$0.85		$0.68
2010	High		Low		High		Low		High		Low
Fourth Quarter	$10.28	(1)	$10.00	(1)	$9.55	(2)	$9.70	(2)	$0.64	(2)	$0.51	(2)

(1)	The figures for the fourth quarter of 2010 are for the period from November 18, 2010 through December 31, 2010.
(2)	The figures for the fourth quarter of 2010 are for the period from December 6, 2010 through December 31, 2010.

On June 26, 2012, the date before the public announcement of the Business Combination, JWCAC’s units, common stock and warrants closed at $10.41, $9.92 and $0.53, respectively.

Dividend Policy of JWCAC

JWCAC has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of a business combination. In addition, the board of directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future.

TS Holdings

Price Range of Securities of TS Holdings

Historical market price information regarding TS Holdings’ securities is not provided because there is no public market for TS Holdings’ securities.

As of the date of this proxy statement/prospectus, there was one holder of TS Holdings common stock.

Dividend Policy of TS Holdings Following the Business Combination

Following completion of the Business Combination, TS Holdings’ board of directors will consider whether or not to institute a dividend policy. It is the present intention of TS Holdings to retain any earnings for use in its business operations and, accordingly, TS Holdings does not anticipate the board of directors declaring any dividends in the foreseeable future.

The Tile Shop

Historical market price information regarding The Tile Shop is not provided because there is no public market for The Tile Shop’s membership interests.

APPRAISAL RIGHTS

Pursuant to Section 262 of the DGCL, appraisal rights will be available to all JWCAC stockholders in connection with the Merger. As such, the shares of JWCAC common stock outstanding immediately prior to the effective time of the Business Combination and held by a holder who has not voted in favor of the Business Combination Proposal and who has delivered a written demand for appraisal of such shares in accordance with Section 262 of the DGCL, will not be converted into the right to receive common stock of TS Holdings, but such holder will be entitled to seek an appraisal of such shares under the DGCL unless and until the dissenting holder fails to perfect or withdraws or otherwise loses his or her right to appraisal and payment under the DGCL. If, after the effective time of the Business Combination, a dissenting stockholder fails to perfect or withdraws or loses his or her right to appraisal, his or her shares of JWCAC common stock will be treated as if they had been converted as of the effective time of the Business Combination into the right to receive common stock of TS Holdings. The full text of Section 262 of the DGCL is attached to this proxy statement/prospectus as Annex C. For additional information about appraisal rights, see the section entitled “Special Meeting of Stockholders — Appraisal Rights” beginning on page 60.

Holders of public shares electing to exercise redemption rights will not be entitled to appraisal rights.

LEGAL MATTERS

Foley & Lardner LLP will pass upon the validity of the common stock issued in connection with the Business Combination. McDermott Will & Emery LLP has acted as counsel for JWCAC and will pass upon certain U.S. federal income tax consequences to JWCAC’s stockholders as a result of the Business Combination and certain other legal matters related to this proxy statement/prospectus.

EXPERTS

The audited financial statements of JWC Acquisition Corp. (a development stage company) as of December 31, 2011 and 2010, and for the year ended December 31, 2011, and for the periods from July 22, 2010 (inception) through December 31, 2010 and from July 22, 2010 (inception) through December 31, 2011, included in this proxy statement/prospectus have been so included in the reliance on a report of Rothstein Kass, an independent registered public accounting firm, appearing elsewhere herein given on the authority of said firm, as experts in auditing and accounting.

The consolidated financial statements of The Tile Shop, LLC and Subsidiary as of December 31, 2011, and for the year ended December 31, 2011 included in this proxy statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

The audited consolidated financial statements of The Tile Shop, LLC and Subsidiary as of December 31, 2010, and for the years ended December 31, 2010 and 2009 included in this proxy statement prospectus have been so included in the reliance on a report of McGladrey LLP, an independent registered public accounting firm, appearing elsewhere herein given on the authority of said firm, as experts in auditing and accounting.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

On November 18, 2011, the board of managers of The Tile Shop dismissed McGladrey LLP, or McGladrey, as its independent registered public accounting firm effective as of November 25. Further, The Tile Shop engaged Deloitte & Touche LLP, or Deloitte, as its independent registered public accounting firm during the first quarter of 2012. Deloitte is and will continue to be the independent registered public accounting firm of TS Holdings.

McGladrey’s report on The Tile Shop’s consolidated financial statement as of December 31, 2010, and for the fiscal years ended December 31, 2010 and 2009, did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2010 and 2009, The Tile Shop had no: (i) disagreements with McGladrey on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure which, if not resolved to the satisfaction of McGladrey, would have caused McGladey to make reference to the matter in their report, or (ii) reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

During the fiscal years ended December 30, 2010 and 2009 neither The Tile Shop nor anyone acting on its behalf consulted Deloitte regarding either: (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on its financial statements; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, JWCAC and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of the proxy statement/prospectus. Upon written or oral request, JWCAC will deliver a separate copy of the proxy statement/prospectus to any stockholder at a shared address to which a single copy of the proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement/prospectus may likewise request that JWCAC deliver single copies of the proxy statement/prospectus in the future. Stockholders may notify JWCAC of their requests by calling or writing JWCAC at its principal executive offices at Bay Colony Corporate Center — North Entrance, 1000 Winter Street — Suite 4300, Waltham, Massachusetts 02451.

WHERE YOU CAN FIND MORE INFORMATION

TS Holdings has filed with the SEC a registration statement on Form S-4, as amended, under the Securities Act with respect to the securities offered by this proxy statement/prospectus. This proxy statement/prospectus does not contain all of the information included in the registration statement. For further information pertaining to TS Holdings and its securities, you should refer to the registration statement and to its exhibits. Whenever reference is made in this proxy statement/prospectus to any of TS Holdings’ or JWCAC’s contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the annexes to the proxy statement/prospectus and the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, TS Holdings will be subject to the information and periodic reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. JWCAC files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read TS Holdings’ or JWCAC’s SEC filings, including TS Holdings’ registration statement and JWCAC’s proxy statement, over the internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document TS Holdings or JWCAC files with the SEC at the SEC public reference room located at 100 F Street, N.E., Room 1580 Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the special meeting, you should contact JWCAC by telephone or in writing:

Jeffrey J. Teschke, Secretary
JWC Acquisition Corp.
Bay Colony Corporate Center — North Entrance
1000 Winter Street — Suite 4300
Waltham, Massachusetts 02451
Tel: (617) 753-1100
Email: jteschke@jwchilds.com

You may also obtain these documents by requesting them in writing or by telephone from JWCAC’s proxy solicitation agent at the following address and telephone number:

Morrow & Co., LLC
470 West Avenue — 3rd Floor
Stamford, Connecticut 06902
Telephone: (800) 662-5200

If you are a stockholder of JWCAC and would like to request documents, please do so by August 10, 2012 to receive them before the JWCAC special meeting of stockholders. If you request any documents from JWCAC, JWCAC will mail them to you by first class mail, or another equally prompt means.

All information contained or incorporated by reference in this proxy statement/prospectus relating to JWCAC has been supplied by JWCAC, and all such information relating to TS Holdings has been supplied by TS Holdings. Information provided by either JWCAC or TS Holdings does not constitute any representation, estimate or projection of the other party.

This document is a prospectus of TS Holdings and a proxy statement of JWCAC for JWCAC’s special meeting of stockholders. Neither TS Holdings nor JWCAC has authorized anyone to give any information or make any representation about the Business Combination, TS Holdings, The Tile Shop or JWCAC that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that JWCAC has incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

JWC ACQUISITION CORP.
(a development stage company)

Page
Condensed Consolidated Balance Sheets	F-2
Condensed Consolidated Statements of Operations	F-3
Condensed Consolidated Statements of Stockholders’ Equity	F-4
Condensed Consolidated Statement of Cash Flows	F-5
Notes to Condensed Consolidated Interim Financial Statements	F-6
Report of Independent Registered Public Accounting Firm	F-16
Consolidated Balance Sheets as of December 31, 2011 and December 31, 2010	F-18
Consolidated Statement of Operations for the year ended December 31, 2011, the period July 22, 2010 (date of inception) to December 31, 2010 and the period July 22, 2010 (date of inception) to December 31, 2011	F-19
Consolidated Statement of Changes in Stockholders’ Equity for the period July 22, 2010 (date of inception) to December 31, 2011	F-20
Consolidated Statement of Cash Flows for the year ended December 31, 2011, the period July 22, 2010 (date of inception) to December 31, 2010 and the period July 22, 2010 (date of inception) to December 31, 2011	F-21
Notes to Consolidated Financial Statements	F-22
THE TILE SHOP, LLC AND SUBSIDIARY
Condensed Consolidated Balance Sheets as of June 30, 2012, December 31, 2011, and June 30, 2011	F-32
Condensed Consolidated Statements of Income for the six months ended June 30, 2012 and 2011	F-33
Condensed Consolidated Statements of Members’ Equity for the six months ended June 30, 2012 and the year ended December 31, 2011	F-34
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2012 and 2011	F-35
Notes to Condensed Consolidated Financial Statements	F-36
Reports of Independent Registered Public Accounting Firms	F-41
Consolidated Balance Sheets as of December 31, 2011 and 2010	F-43
Consolidated Statements of Income for the years ended December 31, 2011, 2010 and 2009	F-44
Consolidated Statement of Member’s Equity for the years ended December 31, 2011, 2010 and 2009	F-45
Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009	F-46
Notes to the Consolidated Financial Statements	F-47

JWC ACQUISITION CORP. AND SUBSIDIARY
(A Corporation in the Development Stage)
Condensed Consolidated Balance Sheets

	June 30, 2012 (Unaudited)	December 31, 2011 (Audited)
Assets:
Current assets:
Cash	$90,466	$416,255
Prepaid insurance	20,453	81,817
Other current assets	2,591	340
Total current assets	113,510	498,412
Restricted cash equivalents held in trust	124,950,000	125,123,670
Total assets	$125,063,510	$125,622,082
Liabilities and Stockholders' Equity:
Current liabilities:
Loan payable to related party	$30,049	$30,049
Franchise tax payable	18,000	161,902
Accounts payable and other liabilities	536,201	129,351
Total current liabilities	584,250	321,302
Deferred offering costs	4,375,000	4,375,000
Total liabilities	4,959,250	4,696,302
Commitment and contingencies
Common stock subject to possible redemption: 11,510,425 shares (at redemption value) at June 30, 2012 and 11,592,577 shares (at redemption value) at December 31, 2011	115,104,250	115,925,770
Stockholders' equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.0001 par value; 400,000,000 shares authorized; 14,534,884 shares issued and outstanding at June 30, 2012 and December 31, 2011 (includes 11,510,425 and 11,592,577 shares subject to possible redemption, respectively)	1,453	1,453
Additional paid-in capital	6,333,474	5,511,954
Accumulated deficit during the development stage	(1,334,917)	(513,397)
Total stockholders' equity, net	5,000,010	5,000,010
Total liabilities and stockholders' equity	$125,063,510	$125,622,082

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

JWC ACQUISITION CORP. AND SUBSIDIARY
(A Corporation in the Development Stage)
Condensed Consolidated Statements of Operations
(Unaudited)

	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011	July 22, 2010 (date of inception) to June 30, 2012
Revenue	$—	$—	$—
General, administrative and transaction expenses	941,264	297,555	1,628,332
Loss from operations	(941,264)	(297,555)	(1,628,332)
Interest income	119,744	64,970	293,415
Loss before provision for income taxes	(821,520)	(232,585)	(1,334,917)
Provision for income taxes	—	—	—
Net loss attributable to common shares outstanding	$(821,520)	$(232,585)	$(1,334,917)
Net loss	$(821,520)	$(232,585)	$(1,334,917)
Interest earned in Trust Account, attributable to common stock subject to possible redemption, net of tax	—	—	—
Net loss applicable to common shareholders	$(821,520)	$(232,585)	$(1,334,917)
Two Class Method
Weighted average number of common shares outstanding subject to possible redemption	11,510,425	12,500,000	10,331,453
Net loss per common share outstanding for shares subject to possible redemption – basic and diluted	$—	$—	$—
Weighted average number of common shares, excluding shares subject to possible redemption	3,024,459	2,046,689	2,078,919
Net loss per common share, excluding shares subject to possible redemption – basic and diluted	$(0.27)	$(0.11)	$(0.64)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

JWC ACQUISITION CORP. AND SUBSIDIARY
(A Corporation in the Development Stage)
Condensed Consolidated Statement of Stockholders’ Equity

	Common Stock		Additional Paid-in Capital	Accumulated Deficit During the Development Stage	Total Stockholders’ Equity
	Shares	Amount
Issuance of founder shares to Sponsor at $0.010 per founder share	2,464,286	$246	$24,754	—	$25,000
Return and cancellation on October 25, 2010 of 124,170 of founder shares	(124,170)	(12)	12	—	—
Sale on November 23, 2010 of 12,500,000 units, net of offering expenses (including 11,659,490 shares subject to possible redemption	12,500,000	1,250	124,998,750	—	125,000,000
Underwriters' discount and offering expenses	—	—	(7,585,823)	—	(7,585,823)
Proceeds from private placement of 5,333,333 warrants	—	—	4,000,000	—	4,000,000
Proceeds subject to possible redemption of 11,659,490 shares at November 23, 2010	—	—	(116,594,900)	—	(116,594,900)
Decrease in carrying amount of redeemable shares to 11,640,520 shares subject to possible redemption at December 31, 2010	—	—	189,700	—	189,700
Net loss	—	—	—	(33,968)	(33,968)
Balances as of December 31, 2010	14,840,116	$1,484	$5,032,493	$(33,968)	$5,000,009
Forfeiture of common stock issued to initial stockholders on January 8, 2011	(305,232)	(31)	31	—	—
Decrease in carrying amount of redeemable shares to 11,592,577 shares subject to possible redemption at December 31, 2011	—	—	479,430	—	479,430
Net loss	—	—	—	(479,429)	(479,429)
Balances as of December 31, 2011	14,534,884	$1,453	$5,511,954	$(513,397)	$5,000,010
Decrease in carrying amount of redeemable shares to 11,510,425 shares subject to possible redemption at June 30, 2012 (Unaudited)	—	—	821,520	—	821,520
Net loss (Unaudited)	—	—	—	(821,520)	(821,520)
Balances as of June 30, 2012 (Unaudited)	14,534,884	$1,453	$6,333,474	$(1,334,917)	$5,000,010

At June 30, 2012 (unaudited), December 31, 2011 and December 31, 2010 there are 11,510,425, 11,592,577 and 11,640,520, respectively, of common shares subject to possible redemption that are included in the above presentation of common shares issued and outstanding.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

JWC ACQUISITION CORP. AND SUBSIDIARY
(A Corporation in the Development Stage)
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011	July 22, 2010 (date of inception) to June 30, 2012
Cash Flows From Operating Activities:
Net loss	$(821,520)	$(232,585)	$(1,334,917)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets & liabilities:
Prepaid insurance	61,364	61,364	(20,453)
Other current assets	(2,251)	13	(2,591)
Franchise tax payable	(143,902)	61,151	18,000
Accounts payable and other liabilities	406,850	(157,627)	536,201
Proceeds from loan payable to related party	—	—	30,049
Net cash used in operating activities	(499,459)	(267,684)	(773,711)
Cash Flows from Investing Activities:
Proceeds from sale of cash equivalents held in trust	293,414	—	293,414
Cash equivalents held in trust account	—	—	(124,950,000)
Interest earned on cash equivalents held in trust	(119,744)	(64,970)	(293,414)
Cash provided by (used in) investing activities	173,670	(64,970)	(124,950,000)
Cash Flows from Financing Activities:
Proceeds from note payable to related party	—	—	25,000
Payment of note payable to related party	—	—	(25,000)
Proceeds from sale of shares to Sponsor	—	—	25,000
Proceeds from public offering	—	—	125,000,000
Proceeds from private placement	—	—	4,000,000
Payment of offering costs	—	—	(3,210,823)
Net cash provided by financing activities	—	—	125,814,177
Increase (decrease) in cash	(325,789)	(332,654)	90,466
Cash at beginning of period	416,255	865,355	—
Cash at end of period	$90,466	$532,701	$90,466
Supplemental Disclosure of Non-Cash Financing Activities:
Deferred offering costs	$—	$—	$4,375,000

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

JWC ACQUISITION CORP. AND SUBSIDIARY
(A Corporation in the Development Stage)

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Organization and Business Operations and Going Concern Consideration

Incorporation

JWC Acquisition Corp. (the “Company”) was incorporated in Delaware on July 22, 2010.

Sponsor

The company’s sponsor is JWC Acquisition, LLC, a Delaware limited liability company (the “Sponsor”). Members of the Sponsor owning a majority of the Sponsor’s equity interests are affiliated with J.W. Childs Associates, L.P. (“Associates”), a private equity firm founded in 1995 by John W. Childs, the Company’s Chairman and Chief Executive Officer, and Adam L. Suttin, the Company’s President.

Business Purpose

The Company was formed to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (an “Initial Business Combination”). As more fully described in Note 8 — Proposed Business Combination, the Company has entered into a Contribution and Merger Agreement dated as of June 27, 2012, by and among the Company, The Tile Shop, LLC, a Delaware limited liability company (“The Tile Shop”), ILTS, LLC, a Delaware limited liability company (“ILTS”), The Tile Shop, Inc., a Minnesota corporation (“TS Inc”), JWTS, Inc., a Delaware corporation (“JWTS”), and each of the other members of The Tile Shop (together with TS Inc, JWTS and ILTS, the “Members”), Nabron International Inc., a Bahamas corporation (“Nabron” and, together with the Members other that ILTS, the “Sellers”), Tile Shop Holdings, Inc., a Delaware corporation (“TS Holdings”), Tile Shop Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of TS Holdings (“Merger Sub”) and Peter Jacullo, in his capacity as Sellers’ representative, pursuant to which (i) the Sellers will contribute, directly or indirectly, all of the membership interests in The Tile Shop to TS Holdings in exchange for cash and common stock and promissory notes of TS Holdings, and (ii) the Company will merge with and into Merger Sub, with the Company surviving, and each share of common stock of the Company will be exchanged for one share of TS Holdings common stock, the result of which TS Holdings will hold all of the outstanding equity of The Tile Shop and the Company.

Financing

The registration statement for the Company’s initial public offering (the “Public Offering”) (as described in Note 3) was declared effective November 17, 2010. The Company consummated the Public Offering on November 23, 2010, and simultaneously with the closing of the Public Offering, the Sponsor purchased $4,000,000 of warrants in a private placement (Note 4).

On November 23, 2010, $124,950,000 from the Public Offering and private placement was placed in the Trust Account (discussed below).

Trust Account

The trust account (the “Trust Account”) can either be invested in permitted United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. The funds in the Trust Account are held in the name of JWC Acquisition Security Corporation, a wholly-owned subsidiary of the Company qualified as a Massachusetts security corporation (See Note 2).

Except for a portion of interest income earned on the Trust Account balance that may be released to the Company to pay any franchise and income taxes and up to $1.25 million to fund working capital requirements, and any amounts necessary for the Company to purchase up to 15% of the Company’s public shares if the Company seeks stockholder approval of the Initial Business Combination, none of the funds held in the Trust Account will be released until the earlier of: (i) the consummation of the Initial Business

JWC ACQUISITION CORP. AND SUBSIDIARY
(A Corporation in the Development Stage)

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Organization and Business Operations and Going Concern Consideration – (continued)

Combination (less deferred offering costs payable to the underwriters); or (ii) the redemption of 100% of the shares of common stock included in the units sold in the Public Offering if the Company is unable to consummate an Initial Business Combination within 21 months from the closing of the Public Offering (subject to the requirements of law).

Business Combination

An Initial Business Combination is subject to the following size, focus and stockholder approval provisions:

Size — The prospective target business will not have a limitation to size; however, the Company will not consummate an Initial Business Combination unless it acquires a controlling interest in a target company or is otherwise not required to register as an investment company under the Investment Company Act.

Focus — The Company’s efforts in identifying prospective target businesses will initially be focused on businesses in the consumer products and specialty retail sectors but the Company may pursue opportunities in other business sectors.

Tender Offer/Stockholder Approval — The Company, after signing a definitive agreement for an Initial Business Combination, will either (i) seek stockholder approval of the Initial Business Combination at a meeting called for such purpose in connection with which stockholders may seek to redeem their shares, regardless of whether they vote for or against the Initial Business Combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, including interest but less franchise and income taxes payable, or (ii) provide stockholders with the opportunity to sell their shares to the Company by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, including interest but less franchise and income taxes payable. The decision as to whether the Company will seek stockholder approval of the Initial Business Combination or will allow stockholders to sell their shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek stockholder approval. If the Company seeks stockholder approval, it will consummate its Initial Business Combination only if a majority of the outstanding shares of common stock voted are voted in favor of the Initial Business Combination. However, in no event will the Company honor the redemption for any of its public shares if such requested redemptions would cause the Company’s net tangible assets to be less than $5,000,001. In such case, the Company would not proceed with the redemption of its public shares and the related Initial Business Combination, and instead may search for an alternate Initial Business Combination.

Regardless of whether the Company holds a stockholder vote or a tender offer in connection with an Initial Business Combination, a public stockholder will have the right to redeem their shares for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, including interest but less franchise and income taxes payable upon the closing of the Initial Business Combination. As a result, such shares of common stock were recorded at conversion/tender value and classified as temporary equity in accordance with Financial Accounting Standards Board, or FASB, ASC Topic 480, “Distinguishing Liabilities from Equity.”

Permitted Purchase of Public Shares — If the Company seeks stockholder approval prior to the Initial Business Combination and does not conduct redemptions pursuant to the tender offer rules, prior to the Initial Business Combination, the Company’s Amended and Restated Certificate of Incorporation permits the release to the Company from the Trust Account amounts necessary to purchase up to 15% of the shares sold in the Public Offering. All shares so purchased by the Company will be immediately cancelled.

Liquidation

If the Company does not consummate an Initial Business Combination by August 23, 2012, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not

JWC ACQUISITION CORP. AND SUBSIDIARY
(A Corporation in the Development Stage)

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Organization and Business Operations and Going Concern Consideration – (continued)

more than ten business days thereafter, redeem 100% of the common stock sold as part of the units in the Public Offering, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest but net of franchise and income taxes payable (less up to $100,000 of such net interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and subject to the requirement that any refund of income taxes that were paid from the Trust Account which is received after such redemption shall be distributed to the former public stockholders, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

In the event of liquidation, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per share in the Public Offering (assuming no value is attributed to the warrants contained in the units to be offered in the Public Offering discussed in Note 3).

Going Concern

In the event that the Company does not consummate an Initial Business Combination by August 23, 2012, the proceeds held in the Trust Account will be distributed to the Company’s public stockholders. The potential mandatory liquidation raises substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that may be necessary if the Company is unable to continue as a going concern.

2. Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated interim financial statements as of June 30, 2012 and the results of operations and cash flows for the periods presented, have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 10-Q and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements of the Company. In the opinion of management, all adjustments necessary for a fair presentation have been included and are of a normal recurring nature. Interim results are not necessarily indicative of the results that may be expected for any other interim period or for the full year.

These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the period ended December 31, 2011 included in the Company’s Annual Report on Form 10-K filed with the SEC on March 15, 2012. The December 31, 2011 balance sheet included herein has been derived from those audited consolidated financial statements. The accounting policies used in preparing these unaudited condensed consolidated interim financial statements are consistent with those used in preparing the December 31, 2011 audited consolidated financial statements.

The condensed consolidated interim financial statements include the accounts of JWC Acquisition Corp. and its wholly-owned subsidiary, JWC Acquisition Security Corporation. All significant intercompany transactions and balances have been eliminated in consolidation.

Development Stage Company

The Company is considered to be in the development stage as defined by FASB ASC 915, “Development Stage Entities,” and is subject to the risks associated with activities of development stage companies. The

JWC ACQUISITION CORP. AND SUBSIDIARY
(A Corporation in the Development Stage)

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

2. Significant Accounting Policies – (continued)

Company has neither engaged in any operations nor generated any income to date. All activity through the date the condensed consolidated interim financial statements were issued relates to the Company’s organizational activities, activities relating to the Public Offering, activities relating to identifying and evaluating prospective acquisition candidates and activities relating to general corporate matters. The Company will not generate any operating revenues until after completion of an Initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on the Trust Account after the Public Offering.

Restricted Cash Equivalents Held in Trust

A total of $124,950,000, which includes $120,950,000 of the net proceeds from the Public Offering and $4,000,000 from the private placement, was placed in the Trust Account. As of June 30, 2012, the restricted cash equivalents held in trust were $124,950,000. Restricted cash equivalents held in trust are with Citibank, N.A., and Continental Stock Transfer & Trust Company serves as the trustee. The restricted cash equivalents held in trust at June 30, 2012 are invested in the Western Assets Institutional Liquid Reserves Money Market Fund, which meets the requirements of Rule 2a-7 under the Investment Company Act.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period in accordance with FASB ASC 260, “Earnings Per Share”. Diluted net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding, plus to the extent dilutive, the incremental number of shares of common stock to settle warrants issued in the Public Offering and private placement, as calculated using the treasury stock method. As the Company reported a net loss for the three and six months ended June 30, 2012, the effect of the 17,833,333 warrants (including 5,333,333 warrants issued to the members of the Sponsor in the private placement), have not been considered in the diluted loss per common share because their effect would be anti-dilutive. As a result, dilutive loss per common share is equal to basic loss per common share.

The Company’s condensed consolidated statement of operations includes a presentation of income per share for common stock in a manner similar to the two-class method of income per share. Net income per common share, basic and diluted, for the number of shares subject to possible redemption is calculated by dividing the interest earned in the Trust Account, net of applicable income taxes and franchise taxes and net of up to $1.25 million of interest earned which may be released for working capital purposes, attributable to common shares subject to possible redemption, by the weighted average number of common shares subject to possible redemption.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times may exceed the federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

JWC ACQUISITION CORP. AND SUBSIDIARY
(A Corporation in the Development Stage)

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

2. Significant Accounting Policies – (continued)

Income Taxes

The Company complies with GAAP which requires an asset and liability approach to financial reporting for income taxes. Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company evaluates the uncertainty in tax positions taken or expected to be taken in the course of preparing the Company’s condensed consolidated interim financial statements to determine whether the tax positions are “more likely than not” of being sustained by the applicable tax authority. Tax positions deemed not to meet the “more likely than not” threshold would be recorded as a tax expense in the current period. The Company has no uncertain tax positions at June 30, 2012 and December 31, 2011.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the three and six months ended June 30, 2012, and for the period from July 22, 2010 (inception) through June 30, 2012.

The Company files a U.S. federal income tax return and may file income tax returns in various U.S. states and foreign jurisdictions. Generally, the Company is subject to income tax examinations by major taxing authorities since inception.

The Company may be subject to potential examination by U.S. federal, U.S. states or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company is incorporated in the State of Delaware and is therefore required to pay franchise taxes to the State of Delaware on an annual basis.

Transaction Costs

Transaction costs are amounts incurred by the Company in connection with advisory and due diligence on target acquisitions. Such costs are expensed as incurred. During the six months ended June 30, 2012, approximately $569,000 of transaction costs were expensed.

Deferred Offering Costs

Deferred offering costs consist principally of legal, accounting, and underwriting fees incurred through the balance sheet date that are related to the Public Offering and that were charged to stockholders’ equity upon the receipt of the capital at the closing of the Public Offering on November 23, 2010.

Redeemable Common Stock

As discussed in Note 1, all of the 12,500,000 common shares sold as part of units in the Public Offering contain a redemption feature which allows for the redemption of common shares under the Company’s Liquidation or Tender Offer/Stockholder Approval provisions. In accordance with ASC 480, redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. Although the Company does not specify a maximum redemption threshold, its Amended and Restated Certificate of Incorporation provides that in no event will the Company redeem its public shares in an amount that would cause its net tangible assets (stockholders’ equity) to be less than $5,000,001.

JWC ACQUISITION CORP. AND SUBSIDIARY
(A Corporation in the Development Stage)

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

2. Significant Accounting Policies – (continued)

The Company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of the security to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock shall be affected by charges against paid-in capital.

Accordingly, at June 30, 2012 and December 31, 2011, 11,510,425 and 11,592,577, respectively, of the 12,500,000 public shares are classified outside of permanent equity at the redemption value. The redemption value is equal to the pro rata share of the aggregate amount then on deposit in the Trust Account, including interest but less franchise and income taxes payable (approximately $10.00 at June 30, 2012).

Fair Value of Financial Instruments

Unless otherwise disclosed, the fair value of the Company’s assets and liabilities, including the cash equivalents held in trust,approximate their carrying amount due primarily to their short-term nature.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed consolidated interim financial statements.

3. Public Offering

Public Units

On November 23, 2010, the Company sold 12,500,000 units at a price of $10.00 per unit in the Public Offering. Each unit consists of one share of the Company’s common stock, $0.0001 par value, and one warrant (the “Public Warrants”). The Company granted the underwriters a 45-day option to purchase up to 1,875,000 additional units solely to cover over-allotments, if any. This option was not exercised.

Public Warrant Terms and Conditions:

Exercise Conditions — Each Public Warrant entitles the holder to purchase from the Company one share of common stock at an exercise price of $11.50 per share commencing on the later of: (i) the consummation of an Initial Business Combination, or (ii) 12 months from the date of the prospectus for the offering, provided that the Company has an effective registration statement covering the shares of common stock issuable upon exercise of the Public Warrants (or the Public Warrants are exercisable on a cashless basis) and such shares are registered or qualified under the securities laws of the state of the exercising holder. The Public Warrants expire five years from the date of the completion of an Initial Business Combination, unless earlier redeemed. The Public Warrants are redeemable in whole and not in part at a price of $0.01 per warrant upon a minimum of 30 days notice after the warrants become exercisable, only in the event that the last sale price of the common stock exceeds $18.00 per share for any 20 trading days within a 30-trading day period. If the Public Warrants are redeemed by the Company, management will have the option to require all holders that wish to exercise warrants to do so on a cashless basis.

Registration Risk — In accordance with the warrant agreement relating to the Public Warrants, the Company will be required to use its best efforts to maintain the effectiveness of a registration statement relating to common stock which would be issued upon exercise of the Public Warrants. In the event that a registration is not effective at the time of exercise, the holders of Public Warrants shall not be entitled to exercise such Public Warrants (except on a cashless basis under certain circumstances) and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle or cash settle the Public Warrants or be subjected to any other contractual penalty for failure to permit such exercise. Consequently, the Public Warrants may expire unexercised, unredeemed and worthless, and an investor in the Public Offering may effectively pay the full unit price solely for the shares of common stock included in the units.

JWC ACQUISITION CORP. AND SUBSIDIARY
(A Corporation in the Development Stage)

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3. Public Offering – (continued)

Accounting — Since the Company is not required to net cash settle the Public Warrants, the Public Warrants will be recorded at fair value and classified within stockholders’ equity as “Additional paid-in capital” upon their issuance in accordance with FASB ASC 815-40.

Underwriting Agreement

The Company paid an underwriting discount of 2.0% of the public unit offering price to the underwriters at the closing of the Public Offering, with an additional fee of 3.5% of the gross offering proceeds payable upon the Company’s consummation of an Initial Business Combination. Such amount is reflected as deferred offering costs of $4,375,000 on the consolidated balance sheet. The underwriters will not be entitled to any interest accrued on the deferred discount. This deferred offering cost will be paid from the amounts held in the Trust Account. If the Company does not consummate an Initial Business Combination, the underwriters will forfeit any rights or claims to their deferred underwriting discounts and commissions including any accrued interest thereon, then in the Trust Account, and the deferred underwriters’ discounts and commissions will be distributed on a pro rata basis, together with any accrued interest thereon and net of franchise and income taxes payable income taxes on such interest, to the public stockholders.

4. Related Party Transactions

Founder Shares — In August 2010, the Sponsor purchased 2,464,286 shares of common stock (the “Founder Shares”) for $25,000, or $0.01 per share. Subsequently, on October 25, 2010, the Sponsor returned an aggregate of 124,170 of the Founder Shares to the Company, which the Company cancelled. Thereafter, on October 25, 2010, the Sponsor transferred an aggregate of 23,400 of the Founder Shares to John K. Haley and Sonny King, each of whom agreed to serve on the Company’s board of directors following the closing of the Public Offering. The fair value of the securities transferred was nominal.

On November 23, 2010, members of the Sponsor purchased an aggregate of 5,333,333 warrants (the “Sponsor Warrants”) at $0.75 per warrant (for an aggregate purchase price of $4,000,000) from the Company on a private placement basis simultaneously with the closing of the Public Offering.

Forfeiture — As a result of the underwriters’ over-allotment option not being exercised for the Public Offering, the Sponsor and the Company’s independent directors, John K. Haley and Sonny King (collectively, the “Initial Stockholders”), forfeited an aggregate of 305,232 Founder Shares on January 8, 2011. After giving effect to the forfeitures, the Initial Stockholders own 14% of the Company’s issued and outstanding shares.

In addition, 290,697 of the Founder Shares in an amount equal to 2.0% of the Company’s issued and outstanding shares after the Public Offering (“Earnout Shares”), will be subject to forfeiture by the Initial Stockholders in the event the last sales price of the Company’s stock does not equal or exceed $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within 24 months following the closing of the Company’s Initial Business Combination.

Rights — The Founder Shares are identical to the shares of common stock included in the units sold in the Public Offering except that (i) the Founder Shares are subject to certain transfer restrictions, as described in more detail below, and (ii) the Initial Stockholders have agreed to waive their redemption rights with respect to the Founder Shares and public shares they purchase in connection with the Initial Business Combination and will also waive their redemption rights with respect to the Founder Shares if the Company fails to consummate an Initial Business Combination by August 23, 2012.

JWC ACQUISITION CORP. AND SUBSIDIARY
(A Corporation in the Development Stage)

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

4. Related Party Transactions – (continued)

Voting — If the Company seeks stockholder approval of its Initial Business Combination, the Initial Stockholders have agreed to vote the Founder Shares in accordance with the majority of the votes cast by the public stockholders and to vote any public shares purchased during or after the Public Offering in favor of the Initial Business Combination.

Liquidation — Although the Initial Stockholders and their permitted transferees waived their redemption rights with respect to the Founder Shares if the Company fails to consummate an Initial Business Combination by August 23, 2012, they will be entitled to redemption rights with respect to any public shares they may own.

Sponsor Warrants — Each Sponsor Warrant is exercisable into one share of common stock at $11.50 per share. The proceeds from the sale of the Sponsor Warrants were added to the proceeds from the Public Offering held in the Trust Account. The Sponsor Warrants are identical to the warrants included in the units sold in the Public Offering except that the Sponsor Warrants (i) are not redeemable by the Company as long as they are held by members of the Sponsor or any of their permitted transferees, (ii) are subject to certain transfer restrictions described in more detail below and (iii) may be exercised for cash or on a cashless basis. Since the Company is not required to net-cash settle the Sponsor Warrants, management has determined that the Sponsor Warrants are recorded at fair value and classified within stockholders’ equity as “Additional paid-in capital” upon their issuance in accordance with FASB ASC 815-40.

Transfer Restrictions

The Initial Stockholders have agreed not to transfer, assign or sell any of their Founder Shares until one year after the completion of the Initial Business Combination or earlier if the last sales price of the Company’s common stock exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days from the date of consummation of an Initial Business Combination. The members of the Sponsor have agreed not to transfer, assign or sell any of the Sponsor Warrants, including the common stock issuable upon exercise of the Sponsor Warrants, until 30 days after the completion of an Initial Business Combination.

Registration Rights

The holders of the Founder Shares, Sponsor Warrants and warrants that may be issued upon conversion of working capital loans will have registration rights to require the Company to register a sale of any of the securities held by them pursuant to the registration rights agreement. These security holders will be entitled to make up to three demands, excluding short form demands, that the Company register such securities for sale under the Securities Act of 1933, as amended (the “Securities Act”). In addition, these security holders have “piggy-back” registration rights to include their securities in other registration statements filed by the Company. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (i) in the case of the Founder Shares, (A) one year after the completion of the Initial Business Combination or earlier if, subsequent to the Initial Business Combination, the last sales price of the Company’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Initial Business Combination or (B) when the Company consummates a liquidation, merger, stock exchange or other similar transaction after the Company’s Initial Business Combination which results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property, and (ii) in the case of the Sponsor Warrants and the respective common stock underlying such warrants, 30 days after the completion of the Company’s Initial Business Combination. The Company will bear the costs and expenses of filing any such registration statements.

JWC ACQUISITION CORP. AND SUBSIDIARY
(A Corporation in the Development Stage)

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

5. Other Related Party Transactions

Administrative Services

The Company has agreed to pay $5,000 a month in total for office space and general and administrative services to Associates. Services commenced promptly after the date the Company’s securities were first quoted on the OTCBB and will terminate upon the earlier of (i) the consummation of an Initial Business Combination or (ii) the liquidation of the Company. No payments have been made under this agreement, and as of June 30, 2012 and December 31, 2011, $100,000 and $70,000, respectively, is due to Associates and is included in accounts payable and other liabilities.

Loan Payable

During the period from July 22, 2010 (date of inception) to June 30, 2012, Associates paid vendor bills on behalf of the Company in the aggregate amount of $30,049. This amount is payable on demand without interest. Such amount is outstanding at both June 30, 2012 and December 31, 2011.

6. Income Taxes

Components of the Company’s deferred tax assets are as follows:

June 30, 2012
Net operating loss carryforwards	$182,000
Amortizable start-up costs	272,000
Less, valuation allowance	(454,000)
$—
December 31, 2011
Net operating loss carryforwards	$62,000
Amortizable start-up costs	101,000
Less, valuation allowance	(163,000)
$—

Management has recorded a full valuation allowance against its deferred tax assets because it does not believe it is more likely than not that sufficient taxable income will be generated. The effective tax rate differs from the statutory rate of 34% due to the establishment of the valuation allowance. The net operating loss carry-forward expires in 2032.

7. Stockholders’ Equity

Common Stock — The authorized common stock of the Company includes up to 400,000,000 shares. Holders of the Company’s common stock are entitled to one vote for each share of common stock. At June 30, 2012 and December 31, 2011, there were 14,534,884 shares of common stock outstanding.

Preferred Shares — The Company is authorized to issue 1,000,000 preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At June 30, 2012 and December 31, 2011, there were no shares of preferred stock outstanding.

8. Proposed Business Combination

On June 27, 2012, the Company entered into the Contribution and Merger Agreement. The transactions contemplated by the Contribution and Merger Agreement are collectively referred to as the “Proposed Business Combination”.

JWC ACQUISITION CORP. AND SUBSIDIARY
(A Corporation in the Development Stage)

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

8. Proposed Business Combination – (continued)

Pursuant to the terms of the Contribution and Merger Agreement, the Sellers (other than Nabron) will contribute their membership interests in The Tile Shop to TS Holdings, constituting all of the membership interests of The Tile Shop other than the membership interests held by ILTS, and Nabron will contribute its membership interests in ILTS to TS Holdings (collectively, the “Contribution”), resulting in The Tile Shop becoming wholly owned by TS Holdings, in exchange for (i) a cash payment of $100,000,000, (ii) 29,500,000 shares of TS Holdings common stock and (iii) unsecured and subordinated promissory notes issued by TS Holdings in an aggregate principal amount of $80,000,000 less the amount of indebtedness (including capital lease obligations) of The Tile Shop and its subsidiary at closing and cash payments due to certain current and former employees under an equity incentive plan of The Tile Shop.

Concurrently with the Contribution, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving, and (i) each outstanding share of the Company’s common stock will be exchanged for one share of TS Holdings common stock, (ii) each outstanding warrant which is currently exercisable for one share of the Company’s common stock will be exercisable for one share of TS Holdings common stock and (iii) each outstanding share of common stock of Merger Sub will be exchanged for one share of the Company with the Company becoming a wholly owned subsidiary of TS Holdings. Prior to the Merger, each outstanding unit of the Company will be separated into its component common stock and warrant, each of which will be treated as described above.

After the completion of the Proposed Business Combination, TS Holdings will hold directly or indirectly all of the outstanding equity of The Tile Shop and the Company, and the former members of The Tile Shop and the former stockholders of the Company will own approximately 67% and 33%, respectively, of the issued and outstanding shares of TS Holdings common stock, assuming that none of the Company’s stockholders exercise their redemption rights in connection with the Proposed Business Combination.

The board of directors of the Company and the board of managers of The Tile Shop have unanimously approved the Proposed Business Combination. The Contribution and Merger Agreement is subject to the approval of the Company’s stockholders, in accordance with the Company’s second amended and restated certificate of incorporation and the Delaware General Corporation Law. If approved, the Proposed Business Combination is expected to be consummated promptly following the receipt of approval from the Company’s stockholders and the satisfaction or waiver of the other conditions contained in the Contribution and Merger Agreement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
JWC Acquisition Corp. and Subsidiary

We have audited the accompanying consolidated balance sheets of JWC Acquisition Corp. and Subsidiary (a corporation in the development stage) (collectively, the “Company”) as of December 31, 2011 and 2010 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2011 and for the periods from July 22, 2010 (date of inception) to December 31, 2010 and from July 22, 2010 (date of inception) to December 31, 2011. We have also audited the Company’s internal control over financial reporting as of December 31, 2011 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our audit over internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above presents fairly, in all material respects, the financial position of the JWC Acquisition Corp. and Subsidiary (a corporation in the development stage) as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the year ended December 31, 2011 and for the periods from July 22, 2010 (date of inception) to December 31, 2010 and from July 22, 2010 (date of inception) to December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The accompanying consolidated financial statements have been prepared assuming that JWC Acquisition Corp. and Subsidiary will continue as a going concern. As discussed in Note 1 to the financial statements, JWC Acquisition Corp. and Subsidiary will face a mandatory liquidation if a business combination is not consummated by August 23, 2012, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Rothstein Kass

Roseland, New Jersey
March 15, 2012

JWC ACQUISITION CORP. AND SUBSIDIARY
(A Corporation in the Development Stage)
Consolidated Balance Sheets

	December 31, 2011	December 31, 2010
Assets:
Current assets:
Cash	$416,255	$865,355
Prepaid insurance	81,817	204,545
Other current assets	340	159
Total current assets	498,412	1,070,059
Investments held in trust	125,123,670	124,966,373
Total assets	$125,622,082	$126,036,432
Liabilities and Stockholders' Equity:
Current liabilities:
Loan payable to related party	$30,049	$30,049
Franchise tax payable	161,902	19,800
Accounts payable and other liabiliites	129,351	206,374
Total current liabilities	321,302	256,223
Deferred offering costs	4,375,000	4,375,000
Total liabilities	4,696,302	4,631,223
Commitment and contingencies
Common stock subject to possible redemption: 11,592,577 shares (at redemption value) at December 31, 2011 and 11,640,520 shares (at redemption value) at December 31, 2010	115,925,770	116,405,200
Stockholders' equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.0001 par value; 400,000,000 shares authorized; 14,534,884 shares issued and outstanding at December 31, 2011 and 14,840,116 shares issued and outstanding at December 31, 2010	1,453	1,484
Additional paid-in capital	5,511,954	5,032,493
Accumulated deficit during the development stage	(513,397)	(33,968)
Total stockholders' equity, net	5,000,010	5,000,009
Total liabilities and stockholders' equity	$125,622,082	$126,036,432

The accompanying notes are an integral part of these consolidated financial statements.

JWC ACQUISITION CORP. AND SUBSIDIARY
(A Development Stage Company)
Consolidated Statement of Operations

	Year Ended December 31, 2011	July 22, 2010 (date of inception) to December 31, 2010	July 22, 2010 (date of inception) to December 31, 2011
Revenue	$—	$—	$—
General and administrative expenses	636,726	50,341	687,067
Loss from operations	(636,726)	(50,341)	(687,067)
Interest income	157,297	16,373	173,670
Loss before provision for income taxes	(479,429)	(33,968)	(513,397)
Provision for income taxes	—	—	—
Net loss attributable to common shares outstanding	$(479,429)	$(33,968)	$(513,397)
Net loss	$(479,429)	$(33,968)	$(513,397)
Interest earned in Trust Account, attributable to common stock subject to possible redemption, net of tax	—	—	—
Net loss applicable to common shareholders	$(479,429)	$(33,968)	$(513,397)
Weighted average number of common shares outstanding – basic and diluted	14,540,738	5,617,533	11,971,993
Net loss per common share outstanding, basic and diluted	$(0.03)	$(0.01)	$(0.04)
Two Class Method
Weighted average number of common shares outstanding subject to possible redemption	11,592,577	2,993,524	9,824,903
Net loss per common share for shares subject to possible redemption	$0.01	$0.01	$0.02
Weighted average number of common shares, excluding shares subject to possible redemption	2,948,161	2,624,009	2,147,090
Net loss per common share, excluding shares subject to possible redemption – basic and diluted	$(0.16)	$(0.01)	$(0.24)

The accompanying notes are an integral part of these consolidated financial statements.

JWC ACQUISITION CORP. AND SUBSIDIARY
(A Development Stage Company)
Consolidated Statement of Changes in Stockholders’ Equity

	Common Stock		Additional Paid-in Capital	Accumulated Deficit During the Development Stage	Total Stockholders' Equity
	Shares	Amount
Issuance of founder shares to Sponsor at $0.010 per founder share	2,464,286	$246	$24,754	—	$25,000
Return and cancellation on October 25, 2010 of 124,170 of founder shares	(124,170)	(12)	12	—	—
Sale on November 23, 2010 of 12,500,000 units, net of offering expenses (including 11,659,490 shares subject to possible redemption	12,500,000	1,250	124,998,750	—	125,000,000
Underwriters' discount and offering expenses	—	—	(7,585,823)	—	(7,585,823)
Proceeds from private placement of 5,333,333 warrants	—	—	4,000,000	—	4,000,000
Proceeds subject to possible redemption of 11,659,490 shares at November 23, 2010	—	—	(116,594,900)	—	(116,594,900)
Decrease in carrying amount of redeemable shares to 11,640,520 shares subject to possible redemption at December 31, 2010	—	—	189,700	—	189,700
Net loss	—	—	—	(33,968)	(33,968)
Balances as of December 31, 2010	14,840,116	$1,484	$5,032,493	$(33,968)	$5,000,009
Forfeiture of common stock issued to initial stockholders on January 8, 2011	(305,232)	(31)	31	—	—
Decrease in carrying amount of redeemable shares to 11,592,577 shares subject to possible redemption at December 31, 2011	—	—	479,430	—	479,430
Net loss	—	—	—	(479,429)	(479,429)
Balances as of December 31, 2011	14,534,884	$1,453	$5,511,954	$(513,397)	$5,000,010

The accompanying notes are an integral part of these consolidated financial statements.

JWC ACQUISITION CORP. AND SUBSIDIARY
(A Corporation in the Development Stage)
Consolidated Statement of Cash Flows

	Year Ended December 31, 2011	July 22, 2010 (date of inception) to December 31, 2010	July 22, 2010 (date of inception) to December 31, 2011
Cash Flows From Operating Activities:
Net loss	$(479,429)	$(33,968)	$(513,397)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets & liabilities:
Prepaid insurance	122,728	(204,545)	(81,817)
Other current assets	(181)	(159)	(340)
Franchise tax payable	142,102	19,800	161,902
Accounts payable and other liabilities	(77,023)	46,500	129,351
Proceeds from loan payable to related party	—	30,049	30,049
Net cash used in operating activities	(291,803)	(142,323)	(274,252)
Cash Flows from Investing Activities:
Change in investments held in trust	(157,297)	(124,966,373)	(125,123,670)
Cash used in investing activities	(157,297)	(124,966,373)	(125,123,670)
Cash Flows from Financing Activities:
Proceeds from note payable to related party	—	25,000	25,000
Payment of note payable to related party	—	(25,000)	(25,000)
Proceeds from sale of shares to Sponsor	—	25,000	25,000
Proceeds from public offering	—	125,000,000	125,000,000
Proceeds from private placement	—	4,000,000	4,000,000
Payment of offering costs	—	(3,050,949)	(3,210,823)
Net cash provided by financing activities	—	125,974,051	125,814,177
Increase (decrease) in cash	(449,100)	865,355	416,255
Cash at beginning of period	865,355	—	—
Cash at end of period	$416,255	$865,355	$416,255
Supplemental Disclosure of Non-Cash Financing Activities:
Deferred offering costs included in accrued expenses	$—	$159,874	$—
Deferred offering costs	$—	$4,375,000	$4,375,000

The accompanying notes are an integral part of these consolidated financial statements.

JWC ACQUISITION CORP. AND SUBSIDIARY
(A Corporation in the Development Stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Business Operations and Going Concern Consideration

Incorporation

JWC Acquisition Corp. (the “Company”) was incorporated in Delaware on July 22, 2010.

Sponsor

The company’s sponsor is JWC Acquisition, LLC, a Delaware limited liability company (the “Sponsor”). Members of the Sponsor owning a majority of the Sponsor’s equity interests are affiliated with J.W. Childs Associates, L.P. (“Associates”), a private equity firm founded in 1995 by John W. Childs, the Company’s Chairman and Chief Executive Officer, and Adam L. Suttin, the Company’s President.

Business Purpose

The Company was formed to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (an “Initial Business Combination”).

Financing

The registration statement for the Company’s initial public offering (the “Public Offering”) (as described in Note 3) was declared effective November 17, 2010. The Company consummated the Public Offering on November 23, 2010, and simultaneously with the closing of the Public Offering, the Sponsor purchased $4,000,000 of warrants in a private placement (Note 4).

On November 23, 2010, $124,950,000 from the Public Offering and private placement was placed in the Trust Account (discussed below).

Trust Account

The trust account (the “Trust Account”) can either be invested in permitted United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. The funds in the Trust Account are held in the name of JWC Acquisition Security Corporation, a wholly-owned subsidiary of the Company qualified as a Massachusetts security corporation (See Note 6).

Except for a portion of interest income earned on the Trust Account balance that may be released to the Company to pay any franchise and income taxes and to fund working capital requirements, and any amounts necessary for the Company to purchase up to 15% of the Company’s public shares if the Company seeks stockholder approval of the Initial Business Combination, none of the funds held in the Trust Account will be released until the earlier of: (i) the consummation of the Initial Business Combination; or (ii) the redemption of 100% of the shares of common stock included in the units sold in the Public Offering if the Company is unable to consummate an Initial Business Combination within 21 months from the closing of the Public Offering (subject to the requirements of law).

JWC ACQUISITION CORP. AND SUBSIDIARY
(A Corporation in the Development Stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Business Operations and Going Concern Consideration  – (continued)

Business Combination

An Initial Business Combination is subject to the following size, focus and stockholder approval provisions:

Size — The prospective target business will not have a limitation to size; however, the Company will not consummate an Initial Business Combination unless it acquires a controlling interest in a target company or is otherwise not required to register as an investment company under the Investment Company Act.

Focus — The Company’s efforts in identifying prospective target businesses will initially be focused on businesses in the consumer products and specialty retail sectors but the Company may pursue opportunities in other business sectors.

Tender Offer/Stockholder Approval — The Company, after signing a definitive agreement for an Initial Business Combination, will either (i) seek stockholder approval of the Initial Business Combination at a meeting called for such purpose in connection with which stockholders may seek to redeem their shares, regardless of whether they vote for or against the Initial Business Combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, including interest but less franchise and income taxes payable, or (ii) provide stockholders with the opportunity to sell their shares to the Company by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, including interest but less franchise and income taxes payable. The decision as to whether the Company will seek stockholder approval of the Initial Business Combination or will allow stockholders to sell their shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek stockholder approval. If the Company seeks stockholder approval, it will consummate its Initial Business Combination only if a majority of the outstanding shares of common stock voted are voted in favor of the Initial Business Combination. However, in no event will the Company redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001. In such case, the Company would not proceed with the redemption of its public shares and the related Initial Business Combination, and instead may search for an alternate Initial Business Combination.

Regardless of whether the Company holds a stockholder vote or a tender offer in connection with an Initial Business Combination, a public stockholder will have the right to redeem their shares for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, including interest but less franchise and income taxes payable upon the closing of the Initial Business Combination. As a result, such shares of common stock were recorded at conversion/tender value and classified as temporary equity in accordance with Financial Accounting Standards Board, or FASB, ASC Topic 480, “Distinguishing Liabilities from Equity.”

Permitted Purchase of Public Shares — If the Company seeks stockholder approval prior to the Initial Business Combination and does not conduct redemptions pursuant to the tender offer rules, prior to the Initial Business Combination, the Company’s Amended and Restated Certificate of Incorporation permits the release to the Company from the Trust Account amounts necessary to purchase up to 15% of the shares sold in the Public Offering. All shares so purchased by the Company will be immediately cancelled.

Liquidation

If the Company does not consummate an Initial Business Combination by August 23, 2012, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the common stock sold as part of the units in the Public Offering, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest but net of franchise and income taxes payable (less up to $100,000 of such

JWC ACQUISITION CORP. AND SUBSIDIARY
(A Corporation in the Development Stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Business Operations and Going Concern Consideration  – (continued)

net interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and subject to the requirement that any refund of income taxes that were paid from the Trust Account which is received after such redemption shall be distributed to the former public stockholders, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

In the event of liquidation, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per share in the Public Offering (assuming no value is attributed to the warrants contained in the units to be offered in the Public Offering discussed in Note 3).

Going Concern

In the event that the Company does not consummate a Business Combination by August 23, 2012, the proceeds held in the Trust Account will be distributed to the Company’s public stockholders, excluding the Founders to the extent of their initial stock holdings. In the event of such distribution, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per Unit in the Offering (assuming no value is attributed to the warrants contained in the Units offered in the Offering discussed in Note 3). The potential mandatory liquidation raises substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that may be necessary if the Company is unable to continue as a going concern.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements as of December 31, 2011 and the results of operations and cash flows for the periods from July 22, 2010 (inception) through December 31, 2011 and July 22, 2010 (inception) through December 31, 2010, have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) with the instructions to Form 10-K and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

The consolidated financial statements include the accounts of JWC Acquisition Corp. and its wholly-owned subsidiary, JWC Acquisition Security Corporation. All significant intercompany transactions and balances have been eliminated in consolidation.

Development Stage Company

The Company is considered to be in the development stage as defined by FASB ASC 915, “Development Stage Entities,” and is subject to the risks associated with activities of development stage companies. The Company has neither engaged in any operations nor generated any income to date. All activity through the date the consolidated financial statements were issued relates to the Company’s organizational activities, activities relating to the Public Offering, activities relating to identifying and evaluating prospective acquisition candidates and activities relating to general corporate matters. The Company will not generate any operating revenues until after completion of an Initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on the Trust Account after the Public Offering.

JWC ACQUISITION CORP. AND SUBSIDIARY
(A Corporation in the Development Stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant Accounting Policies  – (continued)

Securities held in Trust

The Company classifies investment in short-term treasury securities as held-to-maturity in accordance with FASB ASC 320, “Investments — Debt and Equity Securities,” as the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

A decline in the market value of held-to-maturity securities below cost that the Company deems to be other than temporary results in an impairment that reduces the carrying costs to such securities’ fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and the duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion is included in the “Interest income” line item in the statement of operations. Interest income is recognized when earned.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period in accordance with FASB ASC 260, “Earnings Per Share”. Diluted net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding, plus to the extent dilutive, the incremental number of shares of common stock to settle warrants issued in the Public Offering and private placement, as calculated using the treasury stock method. As the Company reported a net loss for the year ended December 31, 2011, the effect of the 17,833,333 warrants (including 5,333,333 warrants issued to the members of the Sponsor in the private placement), have not been considered in the diluted loss per common share because their effect would be anti-dilutive. As a result, dilutive loss per common share is equal to basic loss per common share.

The Company’s consolidated statement of operations includes a presentation of income per share for common stock in a manner similar to the two-class method of income per share. Net income per common share, basic and diluted, for the number of shares subject to possible redemption is calculated by dividing the interest earned in the Trust Account, net of applicable income taxes and franchise taxes, attributable to common shares subject to possible redemption, by the weighted average number of common shares subject to possible redemption.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times may exceed the federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

JWC ACQUISITION CORP. AND SUBSIDIARY
(A Corporation in the Development Stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant Accounting Policies  – (continued)

Income Taxes

Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company evaluates the uncertainty in tax positions taken or expected to be taken in the course of preparing the Company’s consolidated financial statements to determine whether the tax positions are “more likely than not” of being sustained by the applicable tax authority. Tax positions deemed not to meet the “more likely than not” threshold would be recorded as a tax expense in the current period. The Company has no uncertain tax positions at December 31, 2011.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended December 31, 2011, and for the period from July 22, 2010 (inception) through December 31, 2011.

The Company files a U.S. federal income tax return and may file income tax returns in various U.S. states and foreign jurisdictions. Generally, the Company is subject to income tax examinations by major taxing authorities since inception.

The Company may be subject to potential examination by U.S. federal, U.S. states or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Deferred Offering Costs

Deferred offering costs consist principally of legal, accounting, and underwriting fees incurred through the balance sheet date that are related to the Public Offering and that were charged to stockholders’ equity upon the receipt of the capital at the closing of the Public Offering on November 23, 2010.

Redeemable Common Stock

As discussed in Note 1, all of the 12,500,000 common shares sold as part of units in the Public Offering contain a redemption feature which allows for the redemption of common shares under the Company’s Liquidation or Tender Offer/Stockholder Approval provisions. In accordance with ASC 480, redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. Although the Company does not specify a maximum redemption threshold, its Amended and Restated Certificate of Incorporation provides that in no event will the Company redeem its public shares in an amount that would cause its net tangible assets (stockholders’ equity) to be less than $5,000,001.

The Company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of the security to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock shall be affected by charges against paid-in capital.

Accordingly, at December 31, 2011 and 2010, 11,592,577 and 11,640,520, respectively, of the 12,500,000 public shares are classified outside of permanent equity at the redemption value. The redemption value is equal to the pro rata share of the aggregate amount then on deposit in the Trust Account, including interest but less franchise and income taxes payable (approximately $10.78 and $10.00 at December 31, 2011 and 2010, respectively).

JWC ACQUISITION CORP. AND SUBSIDIARY
(A Corporation in the Development Stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant Accounting Policies  – (continued)

Fair Value of Financial Instruments

Unless otherwise disclosed, the fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures”, approximates the carrying amounts represented in the balance sheet.

Recent Accounting Pronouncements

Management does not believe that any other recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

3. Public Offering

Public Units

On November 23, 2010, the Company sold 12,500,000 units at a price of $10.00 per unit in the Public Offering. Each unit consists of one share of the Company’s common stock, $0.0001 par value, and one warrant (the “Public Warrants”). The Company granted the underwriters a 45-day option to purchase up to 1,875,000 additional units solely to cover over-allotments, if any. This option was not exercised.

Public Warrant Terms and Conditions:

Exercise Conditions — Each Public Warrant entitles the holder to purchase from the Company one share of common stock at an exercise price of $11.50 per share commencing on the later of: (i) the consummation of an Initial Business Combination, or (ii) 12 months from the date of the prospectus for the offering, provided that the Company has an effective registration statement covering the shares of common stock issuable upon exercise of the Public Warrants (or the Public Warrants are exercisable on a cashless basis) and such shares are registered or qualified under the securities laws of the state of the exercising holder. The Public Warrants expire five years from the date of the completion of an Initial Business Combination, unless earlier redeemed. The Public Warrants are redeemable in whole and not in part at a price of $0.01 per warrant upon a minimum of 30 days notice after the warrants become exercisable, only in the event that the last sale price of the common stock exceeds $18.00 per share for any 20 trading days within a 30-trading day period. If the Public Warrants are redeemed by the Company, management will have the option to require all holders that wish to exercise warrants to do so on a cashless basis.

Registration Risk — In accordance with the warrant agreement relating to the Public Warrants, the Company will be required to use its best efforts to maintain the effectiveness of a registration statement relating to common stock which would be issued upon exercise of the Public Warrants. In the event that a registration is not effective at the time of exercise, the holders of Public Warrants shall not be entitled to exercise such Public Warrants (except on a cashless basis under certain circumstances) and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle or cash settle the Public Warrants or be subjected to any other contractual penalty for failure to permit such exercise. Consequently, the Public Warrants may expire unexercised, unredeemed and worthless, and an investor in the Public Offering may effectively pay the full unit price solely for the shares of common stock included in the units.

Accounting — Since the Company is not required to net cash settle the Public Warrants, the Public Warrants will be recorded at fair value and classified within stockholders’ equity as “Additional paid-in capital” upon their issuance in accordance with FASB ASC 815-40.

Underwriting Agreement — The Company paid an underwriting discount of 2.0% of the public unit offering price to the underwriters at the closing of the Public Offering, with an additional fee of 3.5% of the gross offering proceeds payable upon the Company’s consummation of an Initial Business Combination. Such

JWC ACQUISITION CORP. AND SUBSIDIARY
(A Corporation in the Development Stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Public Offering  – (continued)

amount is reflected as deferred offering costs of $4,375,000 on the consolidated balance sheet. The underwriters will not be entitled to any interest accrued on the deferred discount.

4. Related Party Transactions

Founder Shares and Sponsor Warrants — In August 2010, the Sponsor purchased 2,464,286 shares of common stock (the “Founder Shares”) for $25,000, or $0.01 per share. Subsequently, on October 25, 2010, the Sponsor returned an aggregate of 124,170 of the Founder Shares to the Company, which the Company cancelled. Thereafter, on October 25, 2010, the Sponsor transferred an aggregate of 23,400 of the Founder Shares to John K. Haley and Sonny King, each of whom agreed to serve on the Company’s board of directors following the closing of the Public Offering. The fair value of the securities transferred was nominal.

On November 23, 2010, members of the Sponsor purchased an aggregate of 5,333,333 warrants (the “Sponsor Warrants”) at $0.75 per warrant (for an aggregate purchase price of $4,000,000) from the Company on a private placement basis simultaneously with the closing of the Public Offering.

Forfeiture — As a result of the underwriters’ over-allotment option not being exercised for the Public Offering, the Sponsor and the Company’s independent directors, John K. Haley and Sonny King (collectively, the “Initial Stockholders”), forfeited an aggregate of 305,232 Founder Shares on January 8, 2011. After giving effect to the forfeitures, the Initial Stockholders own 14% of the Company’s issued and outstanding shares.

In addition, 290,697 of the Founder Shares in an amount equal to 2.0% of the Company’s issued and outstanding shares after the Public Offering (“Earnout Shares”), are subject to forfeiture by the Initial Stockholders in the event the last sales price of the Company’s stock does not equal or exceed $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within 24 months following the closing of the Company’s Initial Business Combination.

Rights — The Founder Shares are identical to the shares of common stock included in the units sold in the Public Offering except that (i) the Founder Shares are subject to certain transfer restrictions, as described in more detail below, and (ii) the Initial Stockholders have agreed to waive their redemption rights with respect to the Founder Shares and public shares they purchase in connection with the Initial Business Combination and will also waive their redemption rights with respect to the Founder Shares if the Company fails to consummate an Initial Business Combination by August 23, 2012.

Voting — If the Company seeks stockholder approval of its Initial Business Combination, the Initial Stockholders have agreed to vote the Founder Shares in accordance with the majority of the votes cast by the public stockholders and to vote any public shares purchased during or after the Public Offering in favor of the Initial Business Combination.

Liquidation — Although the Initial Stockholders and their permitted transferees waived their redemption rights with respect to the Founder Shares if the Company fails to consummate an Initial Business Combination by August 23, 2012, they will be entitled to redemption rights with respect to any public shares they may own.

Sponsor Warrants — Each Sponsor Warrant is exercisable into one share of common stock at $11.50 per share. The proceeds from the sale of the Sponsor Warrants were added to the proceeds from the Public Offering held in the Trust Account. The Sponsor Warrants are identical to the warrants included in the units sold in the Public Offering except that the Sponsor Warrants (i) are not redeemable by the Company as long as they are held by members of the Sponsor or any of their permitted transferees, (ii) are subject to certain transfer restrictions described in more detail below and (iii) may be exercised for cash or on a cashless basis. Since the Company is not required to net-cash settle the Sponsor Warrants, management has determined that

JWC ACQUISITION CORP. AND SUBSIDIARY
(A Corporation in the Development Stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Related Party Transactions  – (continued)

the Sponsor Warrants are recorded at fair value and classified within stockholders’ equity as “Additional paid-in capital” upon their issuance in accordance with FASB ASC 815-40.

Transfer Restrictions — The Initial Stockholders have agreed not to transfer, assign or sell any of their Founder Shares until one year after the completion of the Initial Business Combination or earlier if the last sales price of the Company’s common stock exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days from the date of consummation of an Initial Business Combination. The members of the Sponsor have agreed not to transfer, assign or sell any of the Sponsor Warrants, including the common stock issuable upon exercise of the Sponsor Warrants, until 30 days after the completion of an Initial Business Combination.

Registration Rights — The holders of the Founder Shares, Sponsor Warrants and warrants that may be issued upon conversion of working capital loans will have registration rights to require the Company to register a sale of any of the securities held by them pursuant to the registration rights agreement. These security holders will be entitled to make up to three demands, excluding short form demands, that the Company register such securities for sale under the Securities Act of 1933, as amended (the “Securities Act”). In addition, these security holders have “piggy-back” registration rights to include their securities in other registration statements filed by the Company. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (i) in the case of the Founder Shares, (A) one year after the completion of the Initial Business Combination or earlier if, subsequent to the Initial Business Combination, the last sales price of the Company’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Initial Business Combination or (B) when the Company consummates a liquidation, merger, stock exchange or other similar transaction after the Company’s Initial Business Combination which results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property, and (ii) in the case of the Sponsor Warrants and the respective common stock underlying such warrants, 30 days after the completion of the Company’s Initial Business Combination. The Company will bear the costs and expenses of filing any such registration statements.

5. Other Related Party Transactions

Administrative Services — The Company has agreed to pay $5,000 a month in total for office space and general and administrative services to Associates. Services commenced promptly after the date the Company’s securities were first quoted on the OTCBB and will terminate upon the earlier of (i) the consummation of an Initial Business Combination or (ii) the liquidation of the Company. No payments have been made under this agreement, and as of December 31, 2011, $70,000 is due to Associates and is included in accounts payable and other liabilities.

Loan Payable — During the period from July 22, 2010 (date of inception) to December 31, 2010, Associates paid vendor bills on behalf of the Company in the aggregate amount of $30,049. This amount is payable on demand without interest. This balance is still outstanding as of December 31, 2011.

6. Trust Account

A total of $124,950,000, which includes $120,950,000 of the net proceeds from the Public Offering and $4,000,000 from the private placement, was placed in the Trust Account.

As of December 31, 2011 and 2010, investment securities in the Company’s Trust Account consist of $125,123,670 and $124,966,373, respectively, invested in the “Western Institutional US Treasury Reserves”

JWC ACQUISITION CORP. AND SUBSIDIARY
(A Corporation in the Development Stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Trust Account  – (continued)

money market fund, a fund which invests exclusively in U.S. government securities. The carrying amount approximates fair value at December 31, 2011 and 2010.

7. Fair Value Measurements

The Company has adopted ASC 820, “Fair Value Measurement”, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. The adoption of ASC 820 did not have an impact on the Company’s financial position or results of operations.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2011 and 2010, respectively, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability:

Description	December 31, 2011	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Restricted cash equivalents held in Trust Account	$125,123,670	$125,123,670	$—	$—

Description	December 31, 2010	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Restricted cash equivalents held in Trust Account	$124,966,373	$124,966,373	$—	$—

8. Income Taxes

Components of the Company’s deferred tax assets are as follows:

December 31, 2011
Net operating loss carryforwards	$62,000
Amortizable start-up costs	101,000
Less, valuation allowance	(163,000)
$—

December 31, 2010
Net operating loss carryforwards	$14,000
Less, valuation allowance	(14,000)
$—

JWC ACQUISITION CORP. AND SUBSIDIARY
(A Corporation in the Development Stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Income Taxes  – (continued)

Management has recorded a full valuation allowance against its deferred tax assets because it does not believe it is more likely than not that sufficient taxable income will be generated. The effective tax rate differs from the statutory rate of 34% due to the establishment of the valuation allowance. The net operating loss carry-forward expires in 2031.

9. Stockholders’ Equity

Common Stock — The authorized common stock of the Company includes up to 400,000,000 shares. Holders of the Company’s common stock are entitled to one vote for each share of common stock. At December 31, 2011 and 2010, there were 14,534,884 and 14,840,116 shares of common stock outstanding, respectively.

Preferred Shares — The Company is authorized to issue 1,000,000 preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2011 and 2010, there were no shares of preferred stock outstanding.

The Tile Shop, LLC and Subsidiary

Condensed Consolidated Balance Sheets
as of June 30, 2012, December 31, 2011 and June 30, 2011
(unaudited)

	June 30, 2012	December 31, 2011	June 30, 2011
ASSETS
Current assets:
Cash and cash equivalents	$16,917,963	$6,283,477	$16,328,902
Trade receivables, net	1,126,300	738,814	938,863
Inventories	41,787,066	43,743,872	42,883,358
Prepaid expenses	7,083,352	3,838,402	4,246,480
Note receivable from member	—	1,205,134	300,000
Other current assets	570,647	381,631	333,222
Total current assets	67,485,328	56,191,330	65,030,825
Property, plant and equipment, net	69,405,648	62,065,287	56,405,939
Notes receivable from member	-	-	1,168,293
Other assets	791,640	748,876	757,579
TOTAL ASSETS	$137,682,616	$119,005,493	$123,362,636
LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$15,625,102	$10,317,497	$15,427,318
Current portion of long term debt	574,286	559,286	559,287
Accrued wages and salaries	3,228,347	2,617,219	2,995,516
Other accrued liabilities	3,771,921	3,399,474	3,879,863
Current portion of capital lease obligation	216,589	194,200	173,012
Distributions payable to members	3,496,940	4,251,346	2,532,289
Total current liabilities	26,913,185	21,339,022	25,567,285
Long-term debt	1,977,857	2,445,000	2,569,999
Capital lease obligation – non current	1,538,257	1,654,448	1,754,846
Deferred rent	16,736,308	15,583,409	13,894,495
Deferred compensation and other liabilities	4,100,620	2,836,683	2,257,019
TOTAL LIABILITIES	51,266,227	43,858,562	46,043,644
Commitments and contingencies
Members’ equity:
Common units, no par value; authorized: 50,000,000 units; issued: 38,800,000, 38,800,000 and 39,200,000 units, respectively	—	—	—
Additional paid-in-capital	8,177,885	8,177,885	8,261,885
Treasury units	(261,168)	(261,168)	(261,168)
Retained earnings	78,499,672	67,230,214	69,318,275
TOTAL MEMBERS’ EQUITY	86,416,389	75,146,931	77,318,992
TOTAL LIABILITIES AND MEMBERS’ EQUITY	$137,682,616	$119,005,493	$123,362,636

The accompanying notes are an integral part of these condensed consolidated financial statements.

The Tile Shop, LLC and Subsidiary

Condensed Consolidated Statements of Income
for the six months ended June 30, 2012 and 2011
(unaudited)

	Six months ended
	June 30, 2012	June 30, 2011
Net sales	$92,174,629	$77,930,831
Cost of sales	24,828,251	20,424,899
Gross profit	67,346,378	57,505,932
Selling, general and administrative expenses	45,979,490	38,825,344
Income from operations	21,366,888	18,680,588
Interest expense	175,616	199,341
Other income	21,665	29,155
Income before income taxes	21,212,937	18,510,402
Provision for income taxes	423,620	425,431
Net income	$20,789,317	$18,084,971

The accompanying notes are an integral part of these condensed consolidated financial statements.

The Tile Shop, LLC and Subsidiary

Condensed Consolidated Statements of Members’ Equity
for the six months ended June 30, 2012 and year ended December 31, 2011
(unaudited)

	Common units		Additional paid-in capital	Treasury units	Retained earnings	Total
	Units	Par value
Balance at December 31, 2010	39,200,000	$—	$8,261,885	$(261,168)	$61,436,401	$69,437,118
Redemption of common units	(400,000)	—	(84,000)	—	(1,400,200)	(1,484,200)
Distributions to members	—	—	—	—	(24,165,867)	(24,165,867)
Net income	—	—	—	—	31,359,880	31,359,880
Balance at December 31, 2011	38,800,000	—	8,177,885	(261,168)	67,230,214	75,146,931
Distributions to members	—	—	—	—	(9,519,859)	(9,519,859)
Net income	—	—	—	—	20,789,317	20,789,317
Balance at June 30, 2012	38,800,000	$—	$8,177,885	$(261,168)	$78,499,672	$86,416,389

The accompanying notes are an integral part of these condensed consolidated financial statements.

The Tile Shop, LLC and Subsidiary

Condensed Consolidated Statements of Cash Flows
for the six months ended June 30, 2012 and 2011
(unaudited)

	June 30, 2012	June 30, 2011
Cash Flows From Operating Activities
Net income	$20,789,317	$18,084,971
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,792,634	4,037,143
Loss on disposals of property, plant and equipment	2,925	30,347
Deferred rent	1,152,899	650,164
Stock-based compensation	1,273,059	592,897
Changes in operating assets and liabilities	4,676,313	(3,136,334)
Net cash provided by operating activities	32,687,147	20,259,188
Cash Flows From Investing Activities
Purchases of property, plant and equipment	(12,137,585)	(8,021,669)
Net cash used in investing activities	(12,137,585)	(8,021,669)
Cash Flows From Financing Activities
Repayments of long-term debt and capital lease obligations	(545,945)	(524,919)
Distributions to members	(10,274,265)	(9,500,292)
Payment towards special cash distribution units	(300,000)	—
Receipts on note from member	1,205,134	—
Net cash used in financing activities	(9,915,076)	(10,025,211)
Net change in cash and cash equivalents	10,634,486	2,212,308
Cash and cash equivalents beginning of period	6,283,477	14,116,594
Cash and cash equivalents end of period	$16,917,963	$16,328,902

The accompanying notes are an integral part of these condensed consolidated financial statements.

The Tile Shop, LLC and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 1: Organization and Nature of Business

The Tile Shop, LLC was formed on December 30, 2002, as a Delaware Limited Liability Company (LLC) and began operations on January 1, 2003. Under the terms of the LLC operating agreement, The Tile Shop, LLC has an indefinite life.

The Tile Shop, LLC and its Subsidiary (the “Company”) are engaged in the sale of tile and flooring products. The Company also fabricates or manufactures certain of its products in Michigan and Wisconsin. The Company’s primary market is retail sales to consumers; however, the Company does have sales to contractors. As of June 30, 2012 the Company had 61 stores and an on-line retail operation. The retail stores are located in Minnesota, Wisconsin, Kansas, Illinois, Michigan, Ohio, Indiana, Maryland, Missouri, Kentucky, New York, Virginia, Iowa, North Carolina, New Jersey, Tennessee, Nebraska, Delaware, Georgia, and Pennsylvania. The Company also has distribution centers located in Wisconsin, Michigan, and Virginia.

Note 2: Summary of Selected Significant Accounting Polices

Basis of preparation: The accompanying condensed consolidated financial statements have been prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (“US GAAP”) to reflect the financial position, results of operations and cash flows of the Company. These financial statements have been prepared on a going concern basis, which assumes the realization of assets and satisfaction of liabilities in the normal course of business.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the Company’s most recent audited consolidated financial statements and related notes for the fiscal year ended December 31, 2011. The same accounting policies are followed in preparing six month financial data as are followed in preparing annual data. See the notes in the audited financial statements for the year ended December 31, 2011 for those polices. In the opinion of management, all adjustments necessary for the fair presentation of six month operating results are reflected herein and are of a normal, recurring nature.

Basis of consolidation:  The accompanying condensed consolidated financial statements include the accounts of The Tile Shop, LLC and its wholly-owned subsidiary, The Tile Shop Michigan, LLC. All intercompany balances and transactions have been eliminated upon consolidation.

Use of estimates:  The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. The amount of assets and liabilities reported on the Company’s condensed consolidated balance sheets and the amounts of income and expenses reported for each of the periods presented are affected by estimates and assumptions, which are used for, but not limited to, the accounting for revenue recognition and related reserves for sales returns, useful lives of property, plant and equipment, allowance for trade receivables, determining impairment of long-lived assets, valuation of inventory, and accruals for compensation plans. Actual results may differ from these estimates.

Trade Receivables:  Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables. Management determines the allowance for doubtful accounts on a specific identification basis as well as by using historical experience applied to an aging of accounts. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

The Tile Shop, LLC and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 2: Summary of Selected Significant Accounting Polices  – (continued)

Inventories:  Inventories are stated at the lower of cost (determined on the first-in, first-out method) or market. Inventories consist primarily of merchandise held for sale. Inventories were comprised of the following as of June 30, 2012, December 31, 2011 and June 30, 2011 respectively:

	June 30, 2012	December 31, 2011	June 30, 2011
Finished goods	$35,305,252	$38,380,074	$33,837,999
Raw materials	1,191,855	1,219,951	2,575,169
Finished goods in transit	5,289,959	4,143,847	6,470,790
Total	$41,787,066	$43,743,872	$42,883,358

Income taxes and distributions:  As a LLC, the Company is taxed as a partnership, which provides that, in lieu of corporate income taxes, the members separately account for the Company’s items of income, deductions, losses and credits. Therefore, these condensed consolidated financial statements do not include any provision for federal income taxes on the Company’s taxable income. The provision for income taxes represents primarily minimum fees in several states and income tax in the state of Michigan. Earnings and losses are included in the income tax returns of the members. The Company intends to distribute funds to the members to assist the members in paying the taxes on income generated by the Company.

Members are responsible for income taxes on their allocated share of taxable income, which may differ from income for financial statement purposes due to differences in the tax basis and financial reporting basis of assets and liabilities.

The Company has adopted guidance on accounting for uncertainty in income taxes. Management evaluated the Company’s tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the condensed consolidated financial statements to comply with the provisions of this guidance.

Revenue recognition:  Sales are recognized upon pick up or delivery of products which is when transfer of title to a customer occurs, the sales price is fixed and determinable, and collection is reasonably assured. The Company is required to charge and collect sales and other taxes on sales to its customers and remit the taxes back to the government authorities. Sales and other taxes are recorded in the condensed consolidated balance sheets but excluded from the condensed consolidated statements of income.

Shipping costs charged to customers are included in sales and totaled $717,650, and $392,924 for the six months ended June 30, 2012 and 2011, respectively. Shipping costs charged to the Company are included in cost of sales and totaled $1,285,688, and $1,023,212 for six months ended June 30, 2012 and 2011, respectively.

The Company accrues a liability for estimated sales returns and exchanges in the period that the related sales are recognized. The customer may receive a refund or exchange the original product for a replacement of equal or similar quality for an indefinite period of time after the original purchase. The Company regularly assesses and adjusts the estimated liability based on updated return rates for actual trends. A revision of estimated claim rates or revisions to the Company’s exchange policies may have a material effect on future results of operations.

Stock-based compensation:  The Company has given equity linked compensation to certain employees. The Company accounts for equity linked compensation in accordance with Financial Accounting Standards Board’s Accounting Standard Codification (“ASC”) 718 “Stock Compensation”. ASC 718 addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments.

The Tile Shop, LLC and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 2: Summary of Selected Significant Accounting Polices  – (continued)

The Company has granted cash settled awards which are classified as liability awards as required under ASC 718. At each reporting date, the liability awards are measured at intrinsic value with resulting changes recognized currently in the condensed consolidated statements of income.

Segments:  The Company’s operations consist primarily of the retail sale of tile and floors product in various metropolitan areas in the United States through company-operated stores or online through its website.

The Company’s chief operating decision maker (“CODM”) only reviews the consolidated results of Company and accordingly the Company has concluded it has one reportable segment.

Note 3: Fair Value of Financial Instruments:

These condensed consolidated financial statements include the following financial instruments: cash and cash equivalents, trade receivables, accounts payable, accrued expenses, capital leases and debt. At June 30, 2012 and 2011, the carrying amount of the Company’s cash and cash equivalents, trade receivables, accounts payable and accrued expenses, approximated their fair values due to their short maturities. The carrying value of the Company’s borrowings and capital lease obligation approximates fair value based upon the market interest rates available to the Company for debt and capital lease obligations with similar risk and maturities.

Note 4: Related Party Transactions

Name of related party	Relationship
Mr. Robert Rucker	Key Management Personnel (“KMP”)

The Special Cash Distribution Units issued by the Company were owned by a related KMP. The units received annual payments of $300,000 for a term of 10 years through 2012 and were fully paid as of June 30, 2012. This liability was included under “Other accrued liabilities” and “Deferred compensation and other liabilities” for the current and non-current portion, respectively, in the condensed consolidated balance sheets. The units have been discounted to estimated fair value and are accreted annually. To the extent there is any notes receivable from KMP outstanding, any annual payments on the special cash distribution units must first be used to pay off such amounts. At December 31, 2011 and June 30, 2011 the Special Cash Distribution Unit liability was $277,136 and $533,151 respectively.

The Company had a note receivable from KMP. The note is due in annual installments of $300,000 of principal and interest at a rate of 2.6% per annum with a final installment due in 2012 which was fully received as of June 30, 2012. The loan requires any distributions received with respect to the aforementioned Special Cash Distribution Units be used to repay the loan. The note receivable balance from the KMP totaled $1,205,134 and $1,468,293 as of December 31, 2011 and June 30, 2011, respectively.

Note 5: Equity Incentive Plan

In 2006, the Company created an equity incentive deferred compensation plan for certain key employees. The plan provisions called for granting participation units to key employees to allow them to participate in the increased value of the Company. Under the plan, the units granted are payable in cash on the 10th or 15th anniversary of the award, except in the event of death or a change in control in the Company, in which case settlement would occur on date of death of employee or date of change or control. On the settlement date, the participants will be paid cash equal to the difference between Fair Market Value as determined in accordance with the plan (“FMV”) of the Company’s common units as of the valuation date immediately preceding the exercise date less the initial FMV multiplied by the number of units.

In June 2006, 600,000 units were granted, which are exercisable on the 10th anniversary of award. The initial FMV of the units was set at $1.203 per unit. The second grant of 200,000 units occurred on May 25, 2007 at an initial FMV of $2.1245 per unit which are exercisable on the 15th anniversary of the award. The

The Tile Shop, LLC and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 5: Equity Incentive Plan  – (continued)

final grant under the plan was on made January 1, 2009 for 200,000 units, which are exercisable on the 15th anniversary of the award. The initial FMV for these units was set at $3.1725 per unit. All the units vested immediately.

In 2008, two participants having a total of 200,000 units separated from the Company and their settlement amount of $221,470 was fixed using the FMV on the date of their separation. The settlement amount will be paid in January 2016 and accordingly the accompanying condensed consolidated balance sheets reflect the discounted value of the settlement.

As of June 30, 2012, December 31, 2011 and June 30, 2011, the Company has 1,000,000 units outstanding under the plan.

These awards are accounted for under ASC 718 and classified as liabilities. The Company measures the liability at intrinsic value at each reporting period until the award is settled. Fluctuations in the intrinsic value of the liability award were recorded as increases or decreases in compensation expense immediately as the awards were fully vested at the grant date. The intrinsic value is calculated based on the difference between FMV of the Company’s common unit, based on an analysis of enterprise value at each valuation date, and the initial FMV determined in accordance with the plan. The Company has recognized compensation expense of $1,201,538, and $592,897 for the six months ended June 30, 2012, and 2011, respectively, related to this plan.

On January 1, 2012, the Company granted and issued 233,500 Series 2012 Participating Capital Appreciation Common Units (“Restricted Stock Units”) to two new directors. The Restricted Stock Units are a new series of common units designated by the Board under the LLC Agreement. These awards will vest equally over a four year period on the anniversary of issuance. If a significant event occurs prior to the fourth anniversary of the effective date, and the directors are still serving as a Manager of the Company at the time that such significant event occurs, then all of the Restricted Stock Units that have not vested at the time that such significant event occurs shall automatically vest immediately prior to the closing of such significant event, and the directors shall be entitled to retain all of the Restricted Stock Units. The Restricted Stock Units are subject to a recapture amount of $300 million as of the issue date, reduced from time to time by the aggregate amount of distributions (not including tax distributions) made, from and after the issue date, by the Company to the common holders with respect to their common units. No distributions shall be paid to the Series 2012 holders with respect to their Series 2012 units until the date that the common holders collectively have received distributions (not including tax distributions) of $300 million.

These awards are accounted for under ASC 718 and classified as liabilities and measured at intrinsic value. The intrinsic value of the awards as of June 30, 2012 was $2.45 per unit and is calculated based on the difference between fair value of the Company’s common unit, based on an analysis of enterprise value at June 30, 2012, and the implied strike price per Restricted Stock Unit. The Company has recognized compensation cost of $71,521 for the six months ended June 30, 2012 related to this plan.

Note 6: Members’ Equity

At June 30, 2012, a total of 38,800,000 units (Common Units) were held by the members of The Tile Shop, LLC. Under the terms of the LLC operating agreement, allocation of profit, losses, capital gains, and distributions are in the following priorities:

•	Profit and loss: Profit and loss shall be allocated to the members in accordance with their respective number of Common Units specific allocations prescribed in the LLC agreement.
•	Gain from capital event: Any gain from a capital event is allocated to the Managing Members in proportion of their interest and thereafter in manner similar to allocation of profit and loss.

The Tile Shop, LLC and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 6: Members’ Equity  – (continued)

•	Distributions: On or before April 15, June 15, September 15, and January 15 of each year, The Company shall distribute to each member, cash equal to the its taxable income estimated to be allocable to such member for the immediately-preceding quarter, multiplied by 43%.

Note 7: Contribution and Merger

On June 27, 2012, the Company entered into a Contribution and Merger Agreement with JWC Acquisition Corp. (JWCAC), and the other parties thereto, which provides for a business combination of JWCAC and the Company under Tile Shop Holdings, Inc. (TS Holdings), a newly-formed subsidiary of the Company. As a result of the proposed transaction, TS Holdings would own directly or indirectly all of the equity in the Company and JWCAC. It is anticipated that former JWCAC stockholders, on the one hand, and the former owners of The Tile Shop, LLC, on the other hand, will hold approximately 33% and 67%, respectively, of the issued and outstanding shares of common stock of TS Holdings immediately following the closing, subject to adjustments in the Contribution and Merger Agreement. The transaction is subject to various approvals and has not been consummated. The Company has incurred expenses of $1,450,000 related to the above transaction which is recorded in “Prepaid expenses” in the condensed consolidated balance sheet as of June 30, 2012. Upon consummation of the transaction the incurred amount will be offset to “Additional paid-in-capital”.

The Tile Shop, LLC and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 7: Contribution and Merger  – (continued)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
The Tile Shop, LLC and Subsidiary
Plymouth, Minnesota

We have audited the accompanying consolidated balance sheet of The Tile Shop, LLC and Subsidiary (the“Company") as of December 31, 2011, and the related consolidated statements of income, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2011 consolidated financial statements present fairly, in all material respects, the financial position of The Tile Shop, LLC and Subsidiary as of December 31, 2011, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
June 29, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members
The Tile Shop, LLC and Subsidiary

We have audited the accompanying consolidated balance sheets of The Tile Shop, LLC and subsidiary as of December 31, 2010, and the related consolidated statements of income, members’ equity, and cash flows for each of the two years ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Tile Shop, LLC and subsidiary as of December 31, 2010, and the results of their operations and its their cash flows for each of the two years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey LLP

Minneapolis, MN
June 29, 2012

The Tile Shop, LLC and Subsidiary

Consolidated Balance Sheets
December 31, 2011 and 2010

	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$6,283,477	$14,116,594
Trade receivables, net of allowance of $91,000 and $136,000, respectively	738,814	946,707
Inventories	43,743,872	35,357,912
Prepaid expenses	3,838,402	3,448,670
Note receivable from member	1,205,134	300,000
Other current assets	381,631	385,011
Total current assets	56,191,330	54,554,894
Property, plant and equipment, net	62,065,287	52,892,766
Note receivable from member	—	1,168,293
Other assets	748,876	273,832
TOTAL ASSETS	$119,005,493	$108,889,785
LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$10,317,497	$12,107,136
Current portion of long term debt	559,286	549,286
Accrued wages and salaries	2,617,219	2,038,519
Other accrued liabilities	3,399,476	2,977,889
Current portion of capital lease obligation	194,200	157,402
Distributions payable to members	4,251,346	1,829,484
Total current liabilities	21,339,022	19,659,716
Long-term debt	2,445,000	3,026,727
Capital lease obligation – non current	1,654,448	1,848,647
Deferred rent	15,583,409	13,244,331
Deferred compensation and other liabilities	2,836,683	1,673,246
TOTAL LIABILITIES	43,858,562	39,452,667
Commitments and contingencies
Members’ equity:
Common units, no par value; authorized: 50,000,000 units; issued: 38,800,000 and 39,200,000 units, respectively	—	—
Additional paid-in-capital	8,177,885	8,261,885
Treasury units	(261,168)	(261,168)
Retained earnings	67,230,214	61,436,401
Total members’ equity	75,146,931	69,437,118
TOTAL LIABILITIES AND MEMBERS’ EQUITY	$119,005,493	$108,889,785

The accompanying notes are an integral part of these consolidated financial statements.

The Tile Shop, LLC and Subsidiary

Consolidated Statements of Income
For the years ended December 31, 2011, 2010 and 2009

	2011	2010	2009
Net sales	$152,717,010	$135,340,379	$116,247,211
Cost of sales	40,320,790	36,123,876	31,706,023
Gross profit	112,396,220	99,216,503	84,541,188
Selling, general and administrative expenses	79,782,947	68,555,635	60,170,956
Income from operations	32,613,273	30,660,868	24,370,232
Interest expense	442,613	467,431	544,711
Other expense (income), net [including interest income of $137,000, $182,000 and $66,000, respectively]	77,773	(124,255)	(72,286)
Income before income taxes	32,092,887	30,317,692	23,897,807
Provision for income taxes	733,007	608,621	674,902
Net income	$31,359,880	$29,709,071	$23,222,905

The Tile Shop, LLC and Subsidiary

Consolidated Statements of Members’ Equity
For the years ended December 31, 2011, 2010 and 2009

	Common units		Additional paid-in capital
	Units	Par value		Treasury units	Retained earnings	Total
Balance at December 31, 2008	39,200,000	$—	$8,261,885	$(261,168)	$41,585,003	$49,585,720
Distributions to members	—	—	—	—	(10,808,901)	(10,808,901)
Net income	—	—	—	—	23,222,905	23,222,905
Balance at December 31, 2009	39,200,000	—	8,261,885	(261,168)	53,999,007	61,999,724
Distributions to members	—	—	—	—	(22,271,677)	(22,271,677)
Net income	—	—	—	—	29,709,071	29,709,071
Balance at December 31, 2010	39,200,000	—	8,261,885	(261,168)	61,436,401	69,437,118
Redemption of common units	(400,000)	—	(84,000)	—	(1,400,200)	(1,484,200)
Distributions to members	—	—	—	—	(24,165,867)	(24,165,867)
Net income	—	—	—	—	31,359,880	31,359,880
Balance at December 31, 2011	38,800,000	$—	$8,177,885	($261,168)	$67,230,214	$75,146,931

The Tile Shop, LLC and Subsidiary

Consolidated Statements of Cash Flows
For the years ended December 31, 2011, 2010 and 2009

	2011	2010	2009
Cash Flows From Operating Activities
Net income	$31,359,880	$29,709,071	$23,222,905
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,651,137	7,237,148	7,013,238
Loss (gain) on disposals of property, plant and equipment	216,011	55,751	(6,129)
Deferred rent	2,467,700	1,493,828	2,053,800
Stock based compensation	1,414,840	450,000	120,000
Accretion of special cash distribution units	43,985	63,496	81,521
Changes in operating assets and liabilities:
Trade receivables	207,893	(199,867)	147,544
Inventories	(8,385,960)	(9,015,578)	1,703,391
Prepaid expenses and other current assets	(386,352)	(1,087,961)	(350,305)
Accounts payable	(1,889,772)	3,441,739	508,198
Accrued expenses and other liabilities	1,023,147	313,349	234,369
Net cash provided by operating activities	34,722,509	32,460,976	34,728,532
Cash Flows From Investing Activities
Purchases of property, plant and equipment	(18,561,450)	(14,395,342)	(8,293,330)
Proceeds from the sale of property, plant and equipment	—	19,330	26,675
Net cash used in investing activities	(18,561,450)	(14,376,012)	(8,266,655)
Cash Flows From Financing Activities
Repayments of long-term debt and capital lease obligations	(729,130)	(514,476)	(460,470)
Borrowings on long-term debt	—	1,522,442	—
Distributions to members	(21,744,005)	(22,783,016)	(11,730,982)
Redemption of common units	(1,484,200)	—	—
Payment towards special cash distribution units	(300,000)	(300,000)	(300,000)
Receipts on note from member	263,159	256,489	248,690
Net cash used in financing activities	(23,994,176)	(21,818,561)	(12,242,762)
Net change in cash and cash equivalents	(7,833,117)	(3,733,597)	14,219,115
Cash and cash equivalents beginning of year	14,116,594	17,850,191	3,631,076
Cash and cash equivalents end of year	$6,283,477	$14,116,594	$17,850,191
Supplemental Disclosures of Cash Flow Information
Cash paid during the year for:
Interest	$442,613	$468,971	$463,190
Income taxes	526,600	543,439	233,450

The Tile Shop, LLC and Subsidiary

Notes to the Consolidated Financial Statements

Note 1.  Organization and Nature of Business

The Tile Shop, LLC was formed on December 30, 2002, as a Delaware Limited Liability Company (“LLC”), and began operations on January 1, 2003. Under the terms of the LLC operating agreement, The Tile Shop, LLC, has an indefinite life.

The Tile Shop, LLC and its Subsidiary (the “Company”) are engaged in the sale of tile and flooring products. The Company also fabricates or manufactures for sale certain of its products in Michigan and Wisconsin. The Company’s primary market is retail sales to consumers; however, the Company does have sales to contractors. As of December 31, 2011, the Company had 53 stores and an on-line retail operation. The retail stores are located in Minnesota, Wisconsin, Kansas, Illinois, Michigan, Ohio, Indiana, Maryland, Missouri, Kentucky, New York, Virginia, Iowa, North Carolina, New Jersey, Tennessee, Nebraska, Delaware, Georgia, and Pennsylvania. The Company also has distribution centers located in Wisconsin, Michigan, and Virginia.

Note 2.  Summary of Significant Accounting Policies

Basis of preparation:

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (“US GAAP”) to reflect the financial position, results of operations and cash flows of the Company. These financial statements have been prepared on a going concern basis, which assumes the realization of assets and satisfaction of liabilities in the normal course of business.

Basis of consolidation:

The accompanying consolidated financial statements include the accounts of The Tile Shop, LLC and its wholly-owned subsidiary, The Tile Shop Michigan, LLC. All significant intercompany balances and transactions have been eliminated upon consolidation.

Use of estimates:

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. The amount of assets and liabilities reported on the Company's balance sheets and the amounts of income and expenses reported for each of the periods presented are affected by estimates and assumptions, which are used for, but not limited to, the accounting for revenue recognition and related reserves for sales returns, useful lives of property, plant and equipment, allowance for trade receivables, determining impairment on long-lived assets, valuation of inventory, and accruals for compensation plans. Actual results may differ from these estimates.

Cash and cash equivalents:

The Company considers all highly liquid investments with initial maturities of three months or less to be cash equivalents.

Trade receivables:

Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables. Management determines the allowance for doubtful accounts on a specific identification basis as well as by using historical experience applied to an aging of accounts. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. As of December 31, 2011 and 2010, the allowance for doubtful accounts was $91,000 and $136,000, respectively.

The Tile Shop, LLC and Subsidiary

Notes to the Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies  – (continued)

The changes in the allowance for doubtful accounts for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
Balance at the beginning of the year	$136,000	$230,645
Charged to operations	—	20,932
Write-offs, net of collections	(40,161)	(55,077)
Reversal	(4,839)	(60,500)
Balance at the end of the year	$91,000	$136,000

Inventories:

Inventories are stated at the lower of cost (determined on the first-in, first-out method) or market. Inventories consist primarily of merchandise held for sale. Inventories comprised of the following as of December 31, 2011 and 2010:

	2011	2010
Finished goods	$38,380,074	$30,143,265
Raw materials	1,219,951	1,062,200
Finished goods in transit	4,143,847	4,152,447
Total	$43,743,872	$35,357,912

Property, plant and equipment:

Property, plant and equipment are carried at cost less accumulated depreciation. Repairs and maintenance are expensed as incurred. Expenditures which extend asset useful lives are capitalized. Leasehold improvements are amortized over the shorter of their estimated useful lives or lease periods (including expected renewal periods). Depreciation is provided on the straight-line method at rates based on the estimated useful lives of individual assets or classes of assets as follows:

Asset life (in years)
Buildings	40
Building improvements	15 – 22
Furniture and fixtures	3 – 7
Machinery and equipment	5 – 7
Computer equipment	5 – 7
Purchased computer software	3 – 5
Vehicles	3 – 5

Assets acquired under capital leases are capitalized as assets by the Company at the lower of the estimated fair value of the leased property or the present value of the related lease payments. Assets under capital leases are depreciated over the shorter of the lease term (including expected renewal periods) or the estimated useful life of the assets.

The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and any gain or loss thereon is included in the results of operations.

Impairment of long-lived assets:

The Company reviews long-lived assets for impairment when events or changes in circumstances indicate the carrying value of those assets may exceed their current fair values. The investments in building improvements and related equipment represent the Company’s most significant long-lived assets. If impairment indicators are

The Tile Shop, LLC and Subsidiary

Notes to the Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies  – (continued)

present, the Company evaluates store-level results to determine whether projected future cash flows over the remaining lease terms are sufficient to recover the carrying value of the fixed asset investment in each individual store. If projected future cash flows are less than the carrying value of the fixed asset investment, an impairment charge is recognized to the extent that the fair value, as determined by discounted cash flows or appraisals, is less than the carrying value of such assets. The carrying value of building improvements as well as certain other property and equipment are subject to impairment write-downs as a result of such evaluation. Management has determined that no impairment of property, plant and equipments occurred during the years ended December 31, 2011 and 2010.

Income taxes and distributions:

As a LLC, the Company is taxed as a partnership, which provides that, in lieu of corporate income taxes, the members separately account for the Company’s items of income, deductions, losses and credits. Therefore, these consolidated financial statements do not include any provision for federal income taxes on the Company’s taxable income. The provision for income taxes represents income taxes primarily due to minimum fees in several states and income tax in the state of Michigan. Earnings and losses are included in the income tax returns of the members. The Company intends to distribute funds to the members to assist the members in paying the taxes on income generated by the Company.

Members are responsible for income taxes on their allocated share of taxable income, which may differ from income for financial statement purposes due to differences in the tax basis and financial reporting basis of assets and liabilities.

The Company has adopted guidance on accounting for uncertainty in income taxes. Management evaluated the Company’s tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance.

Revenue recognition:

Sales are recognized upon pick up or delivery of products which is when transfer of title to a customer occurs, the sales price is fixed or determinable, and collection is reasonably assured. The Company is required to charge and collect sales and other taxes on sales to its customers and remit the taxes back to the government authorities. Sales and other taxes are recorded in the consolidated balance sheets but excluded from the consolidated statements of income.

Shipping costs charged to customers are included in sales and totaled $884,825, $734,482 and $487,053 for the years ended December 31, 2011, 2010 and 2009, respectively. Shipping costs charged to the Company are included in cost of sales and totaled $1,943,430, $1,611,846 and $912,814 for the years ended December 31, 2011, 2010 and 2009, respectively.

The Company accrues a liability for sales returns and exchanges in the period that the related sales are recognized. The customer may receive a refund or exchange the original product for a replacement of equal or similar quality for an indefinite period of time after the original purchase. The Company regularly assesses and adjusts the estimated liability for updated return rates based on actual trends and projected claim costs. A revision of estimated claim rates and claim costs or revisions to the Company’s exchange policies may have a material effect on future results of operations.

Selling, general and administration expenses:

Selling, general and administration expenses (“SG&A”) includes payroll, advertising, distribution, facilities cost along with general and administrative expenses, which are recognized as expense when incurred.

Advertising costs charged to SG&A were approximately $1,104,000, $1,085,000 and $834,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

The Tile Shop, LLC and Subsidiary

Notes to the Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies  – (continued)

Leases:

The Company classifies all leases at the inception date as either a capital lease or an operating lease. Leases of assets under which there is transfer of substantially the entire risk and rewards incidental to ownership as per ASC 840 “Leases” are classified as capital leases. All other leases are classified as operating leases.

Assets under capital leases are capitalized and lease payments are allocated to the lease obligation and interest on the obligation amount.

Rent expense on operating leases is generally charged to expense in accordance with the terms of the agreement. For leases that contain fixed escalation of the minimum rent, rent expense is recognized on a straight-line basis through the end of the lease term. The start of the lease term is the earlier of the lease commencement date or the date the Company takes possession of the asset. The difference between the straight-line rent amounts and amounts payable under the leases is recorded as deferred rent.

Cash or lease incentives received upon entering into certain leases (tenant incentives) are recognized on a straight-line basis as a reduction to rent expense of the property through the end of the lease term. The unamortized portion of the tenant allowance is included as a deferred rent liability.

Stock based compensation:

The Company has given equity linked incentives to certain employees. The Company accounts for equity linked incentives in accordance with ASC 718 “Stock Compensation”. ASC 718 addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments.

The Company has granted cash settled awards which are classified as liabilities as required under ASC 718. At each reporting date the liability is measured at intrinsic value with resulting changes recognized in the consolidated statements of income.

Concentration of risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and bank deposits. By their nature, all such instruments involve risks including credit risks of non-performance by counterparties. A substantial portion of the Company's cash and cash equivalents and bank deposits are invested with banks with high investment grade credit ratings.

Segments:

The Company’s operations consist primarily of the retail sale of tile and flooring products in various metropolitan areas in the United States through company-operated stores or online through its website. The Company’s chief operating decision maker (“CODM”) only reviews the consolidated results of Company and accordingly the Company has concluded it has one reportable segment.

The Tile Shop, LLC and Subsidiary

Notes to the Consolidated Financial Statements

Note 3. Property, Plant and Equipment

The major classes of property, plant and equipment as of December 31, 2011 are as follows:

	Owned assets	Leased assets	Total
Land	$328,116	$—	$328,116
Buildings and building improvements	7,551,079	2,473,195	10,024,274
Leasehold improvements	31,333,082	—	31,333,082
Furniture and fixtures	47,481,484	—	47,481,484
Machinery and equipment	10,625,183	—	10,625,183
Computer equipment	4,394,159	—	4,394,159
Purchased computer software	2,447,312	—	2,447,312
Vehicles	2,069,982	—	2,069,982
Construction in progress	4,293,793	—	4,293,793
	110,524,190	2,473,195	112,997,385
Less accumulated depreciation and amortization	(49,248,192)	(1,683,906)	50,932,098
Property, plant and equipment, net	$61,275,998	$789,289	$62,065,287

The major classes of property, plant and equipment as of December 31, 2010 are as follows:

	Owned assets	Leased assets	Total
Land	$303,116	$—	$303,116
Buildings and building improvements	6,872,444	2,473,195	9,345,639
Leasehold improvements	27,124,381	—	27,124,381
Furniture and fixtures	44,100,985	—	44,100,985
Machinery and equipment	9,453,523	—	9,453,523
Computer equipment	3,998,873	—	3,998,873
Purchased computer software	2,186,405	—	2,186,405
Vehicles	1,989,232	—	1,989,232
Construction in progress	2,782	—	2,782
	96,031,741	2,473,195	98,504,936
Less accumulated depreciation and amortization	(44,035,591)	(1,576,579)	(45,612,170)
Property, plant and equipment, net	$51,996,150	$896,616	$52,892,766

Depreciation and amortization expense, including amortization of assets recorded under capital leases, amounted to $8,651,137, $7,237,148 and $7,013,238 for the years ended December 31, 2011, 2010 and 2009, respectively.

The Tile Shop, LLC and Subsidiary

Notes to the Consolidated Financial Statements

Note 4. Long-term Debt

The summary of long-term debt as of December 31, 2011 and 2010 is as follows:

	2011	2010
Variable interest rate (0.47% and 0.86% at December 31, 2011 and 2010 respectively) bonds, which mature April 1, 2023, collateralized by buildings and equipment	$1,790,000	$2,125,000
Commercial bank credit facility	1,214,286	1,451,013
	3,004,286	3,576,013
Less: current maturities	(559,286)	(549,286)
	$2,445,000	$3,026,727

The Company has a $3,000,000 commercial credit facility with a bank which expires on August 31, 2013. Borrowings under this arrangement bear interest at 2.0 percent above the daily one-month LIBOR rate (2.295 percent at December 31, 2011) and are secured by substantially all Company assets.

The credit facility is subject to certain restrictive financial covenants including, among others, (1) maintaining a certain debt to modified tangible net worth ratio, (2) maintaining a level of quarterly profitability and (3) maintaining a certain level of modified tangible net worth. As of December 31, 2011 the Company was in compliance with all covenants or obtained a waiver.

Approximate annual aggregate maturities of debts are as follows:

Years ending December 31:
2012	$559,286
2013	1,360,000
2014	90,000
2015	95,000
2016	95,000
Thereafter	805,000
$3,004,286

Note 5.  Leases

Operating leases:

The Company leases buildings and office space under various operating lease agreements. In addition to rent, the leases require payment of real estate taxes, insurance, and common area maintenance. The leases generally have an initial lease term of 10 to 15 years and contain renewal options and escalation clauses. For leases that contain fixed escalation of the minimum rent, rent expense is recognized on a straight-line basis through the end of the lease term. The difference between the straight-line rent amounts and amounts payable under the leases is recorded as deferred rent.

For the years ended December 31, 2011, 2010 and 2009, rent expense was approximately $11,389,000, $9,571,000 and $8,608,000, respectively.

The Tile Shop, LLC and Subsidiary

Notes to the Consolidated Financial Statements

Note 5.  Leases  – (continued)

Future annual minimum rentals under non-cancelable operating leases are as follows:

Years ending December 31:
2012	$12,225,661
2013	12,956,192
2014	12,907,547
2015	12,800,299
2016	12,742,768
Thereafter	152,342,182
$215,974,649

Capital leases:

The Company has several leases for store facilities that are accounted for as capital leases. These leases expire at various dates through 2022. Assets acquired under capital leases are included in property, plant and equipment. Future annual minimum rentals under capital leases are as follows:

Years ending December 31:
2012	$467,125
2013	471,855
2014	471,855
2015	405,257
2016	217,015
Thereafter	1,162,965
Total minimum payments	3,196,072
Less: amount representing interest	(1,347,424)
Present value of net minimum capital lease payments	$1,848,648

Obligation under capital leases	2011
Current	$194,200
Long-term	$1,654,448

Note 6.  Savings and Retirement Plans

The Company has a savings and retirement plan for eligible employees. The plan was adopted pursuant to Section 401(k) of the Internal Revenue Code. Contributions to the plan are discretionary for both the Company and its employees. The Company may make contributions to the plans that match employee contributions, subject to certain limitations. The Company made plan contributions of approximately $296,000, $217,000 and $211,000 in each of year ended December 31, 2011, 2010 and 2009, respectively, which is recorded as expense in the consolidated statements of income.

Note 7. Fair Value of Financial Instruments:

These consolidated financial statements include the following financial instruments: cash and cash equivalents, trade receivables, accounts payable, accrued liabilities, capital leases and debt. At December 31, 2011 and 2010, the carrying amount of the Company’s cash and cash equivalents, trade receivables, accounts payable, and accrued liabilities approximated their fair values due to their short maturities. The carrying value of the Company’s borrowings and capital lease obligations approximates fair value based upon the market interest rates available to the Company for debt and capital lease obligations with similar risk and maturities.

The Tile Shop, LLC and Subsidiary

Notes to the Consolidated Financial Statements

Note 8. Related Party Transactions

Name of related party	Relationship
Robert Rucker	Key Management Personnel (“KMP”)

The Company had the following transactions with Robert Rucker:

a)	The Special Cash Distribution Units issued by the Company are owned by KMP. The units receive annual payments of $300,000 for a term of 10 years through 2012. This liability is included under “Accrued liabilities” and “Deferred compensation and other liabilities” for the current and non-current portion, respectively, in the consolidated balance sheets. The units are redeemable at the Company’s option any time in whole or from time to time in part or upon the occurrence of a significant event. The units have been discounted to estimated fair value and are accreted annually. To the extent there is any note receivable from KMP outstanding, any annual payments on the Special Cash Distribution units must first be used to pay off such amounts. As of December 31, 2011 and 2010, the Special Cash Distribution Unit liability was $277,136 and $533,151, respectively.
b)	The Company has a note receivable from KMP. The note is due in annual installments of $300,000 of principal and interest at a rate of 2.6% per annum with a final installment due in 2012. The loan requires any distributions received by KMP with respect to the aforementioned Special Cash Distribution Units to be used to repay the loan. The note receivable balance from KMP totaled $1,205,134 and $1,468,293 as of December 31, 2011 and 2010, respectively.

Note 9.  Equity Incentive Plan

In 2006, the Company created an equity incentive deferred compensation plan for certain key employees. The plan provisions called for granting participation units to key employees to allow them to participate in the increased value of the Company. Under the plan, the units granted are payable in cash on the 10th or 15th anniversary of the award, except in the event of death or a change in control in the Company, in which case settlement would occur on date of death of employee or date of change of control. On the settlement date, the participants will be paid cash equal to the difference between Fair Market Value, as determined in accordance with the plan, (“FMV”) of the Company’s common units as of the valuation date immediately preceding the exercise date less the initial FMV multiplied by the number of units.

In June 2006, 600,000 units were granted, which are exercisable on the 10th anniversary of award. The initial FMV of the units was determined to be $1.203 per unit. The second grant of 200,000 units occurred on May 25, 2007 at an initial FMV of $2.1245 per unit which are exercisable on the 15th anniversary of the award. The final grant under the plan was on made January 1, 2009 for 200,000 units, which are exercisable on the 15th anniversary of the award. The initial FMV for these units was determined to be $3.1725 per unit. All the units vested immediately.

In 2008, two participants having a total of 200,000 units separated from the Company and their settlement amount of $221,470 was fixed using the FMV on the date of their separation. The settlement amount will be paid on January 2016 and accordingly the accompanying balance sheets reflect the discounted value of the settlement.

As of December 31, 2011 and 2010, the Company has 1,000,000 units outstanding under the plan.

The awards are accounted for under ASC 718 and classified as liabilities. The Company measures the liability at intrinsic value at each reporting period until the award is settled. Fluctuations in the intrinsic value of the liability award were recorded as increases or decreases in compensation expense immediately as the awards were fully vested at the grant date. The intrinsic value is calculated based on the difference between FMV of the Company’s Common Units, based on an analysis of enterprise value at each valuation date and the initial

The Tile Shop, LLC and Subsidiary

Notes to the Consolidated Financial Statements

Note 9.  Equity Incentive Plan  – (continued)

FMV determined in accordance with the plan. The Company has recognized compensation expense of $1,414,840, $450,000 and $120,000 for the years ended December 31, 2011, 2010 and 2009, respectively, related to this plan.

Note 10.  Members’ Equity

At December 31, 2011 and 2010, a total of 39,100,000 and 39,800,000 units, respectively, of membership were held by the members of The Tile Shop, LLC, with the Managing Members holding 38,800,000 and 39,200,000 units (Common Units), respectively, and the Special Member holding 300,000 and 600,000 units (Special Cash Distribution units), respectively, with no voting rights. Under the terms of the Company operating agreement allocation of profit, losses, capital gains, and distributions are in the following priorities:

(a)	Profit and loss: profit and loss is allocated to the Managing Members in accordance with their respective number of Common Units as prescribed in the LLC agreement. No profit and loss is allocated among the members with respect to any Special Cash Distribution units.
(b)	Gain from capital event: Any gain from a capital event is allocated first to the Managing Members in proportion of their interest.
(c)	Distributions: On or before April 15, June 15, September 15, and January 15 of each year, the Company shall distribute to each member, cash equal to the its taxable income estimated to be allocable to such member for the immediately-preceding quarter, multiplied by 43%.

The holders of Special Cash Distribution Units are entitled to receive distributions prior to and in preference to any common units (other than distributions payable solely to Common Units and other than tax distributions).

Note 11.  Subsequent Events:

On January 1, 2012, the Company granted and issued 233,500 Series 2012 Participating Capital Appreciation Common Units (“Restricted Stock Units”) to its directors. The Restricted Stock Units are a new series of common units designated by the Board under the LLC Agreement. These awards will vest equally over a four year period on the anniversary of issuance. If a significant event occurs prior to the fourth anniversary of the effective date, and the directors are still serving as a Manager of the Company at the time that such significant event occurs, then all of the Restricted Stock Units that have not become vested at the time that such Significant Event occurs shall automatically vest immediately prior to the closing of such significant event, and the directors shall be entitled to retain all of the Restricted Stock Units. The Restricted Stock Units are subject to a recapture amount of $300 million as of the issue date, reduced from time to time by the aggregate amount of distributions (not including tax distributions) made, from and after the issue date, by the Company to the common holders with respect to their common units. No distributions shall be paid to the Series 2012 holders with respect to their Series 2012 units until the date that the common holders collectively have received distributions (not including tax distributions) of $300 million.

On June 27, 2012, the Company entered into a Contribution and Merger Agreement with JWC Acquisition Corp. (JWCAC), and the other parties thereto, which provides for a business combination of JWCAC and the Company under Tile Shop Holdings, Inc. (TS Holdings), a newly-formed subsidiary of the Company. As a result of the proposed transaction, TS Holdings would own directly or indirectly all of the equity in the Company and JWCAC. It is anticipated that former JWCAC stockholders, on the one hand, and the former owners of The Tile Shop, LLC, on the other hand, will hold approximately 33% and 67%, respectively, of the issued and outstanding shares of common stock of TS Holdings immediately following the closing, subject to adjustments in the Contribution and Merger Agreement.

The Company has evaluated subsequent events through June 29, 2012, the date on which these consolidated financial statements were issued.

ANNEX A

CONTRIBUTION AND MERGER

AGREEMENT

AMONG

JWC ACQUISITION CORP.,

THE TILE SHOP, LLC,

AND ITS MEMBERS

NABRON INTERNATIONAL, INC.

TILE SHOP HOLDINGS, INC.,

AND

TILE SHOP MERGER SUB, INC.

JUNE 27, 2012

A-i

A-ii

Exhibit A	Form of Buyer Amended and Restated Certificate of Incorporation
Exhibit B	Form of Buyer Amended and Restated Bylaws

Disclosure Schedule — Exceptions to Representations and Warranties

A-iii

CONTRIBUTION AND MERGER AGREEMENT

This Contribution and Merger Agreement (this “Agreement”) is entered into on June 27, 2012 by and between JWC Acquisition Corp., a Delaware corporation (“Buyer”), The Tile Shop, LLC, a Delaware limited liability company (the “Company”), ILTS, LLC, a Delaware limited liability company (“ILTS”), The Tile Shop, Inc., a Minnesota corporation (“TS Inc.”), JWTS, Inc., a Delaware corporation (“JWTS”), each of the other Members of the Company that are signatories to this Agreement (the “Other Members,” together with TS Inc., JWTS, and ILTS, the “Members”), Nabron International, Inc., a Bahamas corporation (“Nabron,” and, together with TS Inc., JWTS and the Other Members, the “Sellers”), Tile Shop Holdings, Inc., a Delaware corporation (“Holdings”), Tile Shop Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Holdings (“Merger Sub”) and Peter Jacullo, in his capacity as Sellers’ Representative. Sellers, ILTS, Buyer, the Company, Holdings, and Merger Sub, are referred to collectively herein as the “Parties.”

This Agreement contemplates the contribution of all of the Membership Interests (other than the Membership Interests held by ILTS) of the Company and the ILTS Contribution Interests to Holdings in return for cash and shares of common stock of Holdings and a merger of Merger Sub into Buyer in which Buyer becomes a wholly-owned subsidiary of Holdings and all of the issued and outstanding shares of common stock of Buyer will be deemed to represent shares of common stock of Holdings all pursuant to a plan and integrated exchange intended to qualify as contributions of property for stock within the meaning of Code §351.

Each of the individuals constituting the Board of Directors of Buyer, Holdings and Merger Sub, respectively, have unanimously approved this Agreement and each of them has determined that this Agreement and the other transactions contemplated hereby are advisable and in the respective best interest of each of Buyer, Holdings and Merger Sub, respectively, and the stockholders of Buyer, and the Board of Directors of Buyer have unanimously resolved to recommend that Buyer’s stockholders adopt this Agreement.

Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows.

Section 1.  Definitions.

“Accredited Investor” has the meaning set forth in Regulation D promulgated under the Securities Act.

“Additional Closing Shares” has the meaning set forth in Section 2.4(e).

“Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Exchange Act.

“Agreement” has the meaning set forth in the preface above.

“Allocation” has the meaning set forth in Section 2.6.

“Basis” means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms or is likely to form the basis for any specified consequence.

“Business” means the business currently conducted by the Company and its Subsidiaries.

“Business Combination” has the meaning set forth in Section 6.12 below.

“Buyer” has the meaning set forth in the preface above.

“Buyer Common Stock” means the common stock, $.0001 per value, per share, of Buyer.

“Buyer Units” means the issued and outstanding units of Buyer each consisting of one share of Buyer Common Stock and one Buyer Warrant.

“Certificate of Merger” has the meaning set forth in Section 2.3(b)(i) below.

“Closing” has the meaning set forth in Section 2.1 below.

“Closing Cash Consideration” means an amount of cash equal to (i) $100 million, less (ii) an amount of cash determined in accordance with Sections 2.2(c)(ii) and 2.2(e)(ii) hereof.

“Closing Date” has the meaning set forth in Section 2.1 below.

“Closing Holdings Shares” means a number of shares of Holdings Common Stock equal to (i) 29,500,000 shares of Holdings Common Stock, less (ii) the number of shares of Holdings Common Stock held by the Sellers or their Affiliates immediately prior to the Closing, plus (iii) the additional number of Holdings Common Stock required to be issued to the Sellers in accordance with Sections 2.2(c)(i), 2.2(d) and 2.2(e) hereof.

“COBRA” means the requirements of Part 6 of Subtitle B of Title I of ERISA and Code §4980B and of any similar state law.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the preface above.

“Confidential Information” means any information concerning the Business that is not already generally available to the public.

“Contribution” means the contribution by Nabron of the ILTS Contribution Interests to Holdings and the contribution by the Sellers (other than Nabron) of their Membership Interests to Holdings in accordance with Section 2.2 of this Agreement.

“Delaware General Corporation Law” means the General Corporation Law of the State of Delaware, as amended.

“Disclosure Schedule” has the meaning set forth in Section 4 below.

“Dissenting Share” means any shares of Buyer Common Stock held of record by any stockholder who or that has exercised his, her or its appraisal rights under the Delaware General Corporation Law.

“Effective Time” has the meaning set forth in Section 2.3(b)(i) below.

“Employee Benefit Plan” means any “employee benefit plan” (as such term is defined in ERISA §3(3)) and any other employee benefit plan, program or arrangement of any kind.

“Employee Pension Benefit Plan” has the meaning set forth in ERISA §3(2).

“Employee Welfare Benefit Plan” has the meaning set forth in ERISA §3(1).

“Environmental, Health, and Safety Requirements” means, whenever in effect, all federal, state, local, and non-U.S. statutes, regulations, ordinances, and other provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations, and all common law concerning public health and safety, worker health and safety, pollution, or protection of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, exposure to, or cleanup of any hazardous materials, substances, wastes, chemical substances, mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise, odor, mold, or radiation.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each entity that is treated as a single employer with the Sellers for purposes of Code §414.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” means Continental Stock Transfer & Trust Company.

“Final Date” means August 23, 2012 or such later date following which Buyer is required to cease all operations and redeem the shares of Buyer Common Stock issued in Buyer’s initial public offering.

“Fiduciary” has the meaning set forth in ERISA §3(21).

“Financial Statements” has the meaning set forth in Section 8 below.

“GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied.

“Gross-Up Payment” has the meaning set forth in Section 9.12 below.

“Hart-Scott-Rodino Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Holdings” has the meaning set forth in the preface above.

“Holdings Common Stock” means the common stock, .0001 per value, per share of Holdings.

“Holdings Equity Incentive Plan” means the equity incentive plan of Holdings adopted as of the date hereof.

“ILTS” has the meaning set forth in the preface above.

“ILTS Contribution Interests” means all of the membership interests of ILTS.

“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, divisions, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, slogans, trade names, corporate names, Internet domain names, other source identifiers, and rights in telephone numbers, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential, technical, and business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including source code, executable code, data, databases, and related documentation), (g) all advertising and promotional materials, (h) all other proprietary rights, and (i) all copies and tangible embodiments thereof (in whatever form or medium).

“Intended Tax Treatment” has the meaning set forth in Section 2.6.

“JWC Warrant Holdings” means JWC Warrant Holdings, LLC, a Delaware corporation.

“JWTS” has the meaning set forth in the preface hereof.

“Knowledge” as to any Person means actual knowledge after reasonable investigation of such Person (if an individual) or any of such Person’s Chief Executive officer, Chief Financial Officer or President.

“Leased Real Property” means the leasehold or subleasehold estates and other rights to use or occupy the land, buildings, structures, improvements, fixtures, or other interest in real property held by the Company or its Subsidiaries.

“Leases” means all leases, subleases, licenses, concessions and other agreements, including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto, pursuant to which the Company or its Subsidiaries holds the Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of Sellers.

“Liability” means any liability or obligation of whatever kind or nature (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

“Lien” means any mortgage, pledge, lien, encumbrance, charge, or other security interest.

“Material Adverse Effect” or “Material Adverse Change” means any effect or change that would be (or could reasonably be expected to be) materially adverse to the business, assets, condition (financial or otherwise), operating results or operations of the Business, or to the ability of the Sellers to consummate timely the Transactions (regardless of whether Buyer has knowledge of such effect or change on the date hereof).

“Member(s)” has the meaning set forth in the preface.

“Membership Interests” means membership interests of the Company.

“Merger” has the meaning set forth in Section 2.3(a) below.

“Merger Sub” has the meaning set forth in the preface above.

“Most Recent Balance Sheet” means the balance sheet as of March 31, 2012 included within the Financial Statements.

“Most Recent Financial Statements” has the meaning set forth in Section 4.8 below.

“Most Recent Fiscal Month End” has the meaning set forth in Section 4.8 below.

“Most Recent Fiscal Year End” has the meaning set forth in Section 4.8 below.

“Multiemployer Plan” has the meaning set forth in ERISA Section 3(37).

“Nabron” has the meaning set forth in the preface above.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

“Other Members” has the meaning set forth in the preface hereof.

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, including all electrical, mechanical, plumbing and other building systems, fire protection, security and surveillance systems, telecommunications, computer, wiring, and cable installations, utility installations, water distribution systems, and landscaping, together with all easements and other rights and interests appurtenant thereto (including air, oil, gas, mineral, and water rights), owned by the Company or any of its Subsidiaries.

“Parties” has the meaning set forth in the preface above.

“Permitted Encumbrances” means any (a) Liens for Taxes not yet due or payable or for Taxes that the Company or its Subsidiaries are contesting in good faith through appropriate proceedings in a timely manner, in each case for which adequate reserves have been established and shown on the Most Recent Financial Statements, (b) Liens of landlords, carriers, warehousemen, workmen, repairmen, mechanics, materialmen and similar liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money, (c) restrictions, easements, covenants, reservations, rights of way or other similar matters of title to the Real Property of record, and (d) zoning ordinances, restrictions, prohibitions and other requirements imposed by any governmental body, all of which do not materially interfere with the conduct of the business of the Company or its Subsidiaries.

“Permitted Transfer” means a transfer of Buyer Common Stock or Warrants:

(a)	by gift or other transfer to a member of the immediate family of a holder or a trust, corporation, partnership, or limited liability company established for estate planning purposes, the beneficiaries, stockholders, partners or members of which are members of the immediate family of a holder or a charitable organization;
(b)	by virtue of the laws of descent and distribution upon the death of a holder;
(c)	pursuant to a qualified domestic relations order;
(d)	to the stockholders, partners or members of a holder or a corporation, partnership or limited liability company that is a permitted transferee; or

(e)	in the event, subsequent to the Closing Date, the Company consummates a merger, stock exchange or other similar transaction that results in all of its stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity, or a governmental entity (or any department, agency, or political subdivision thereof).

“Pro Rata Share” means a portion determined by dividing the Closing Cash Consideration paid to a Seller on the Closing Date by the total Closing Cash Consideration paid to all Sellers on the Closing Date.

“Prohibited Transaction” has the meaning set forth in ERISA §406 and Code §4975.

“Promissory Notes” means the unsecured subordinated promissory notes issued by Holdings pursuant to Section 2.2(g), in the aggregate principal amount equal to $80,000,000, less (i) the amount of indebtedness for borrowed money of the Company and its Subsidiaries (including capital leases) at the Closing, and (ii) the TTS Equity Plan Payout Amount.

“Proxy Statement/Prospectus” means the letter to Buyer’s stockholders, the notice of meeting, the proxy statement and forms of proxies to be distributed to the holders of Buyer Common Stock in connection with the Merger and the other transactions contemplated by this Agreement and any additional solicitation materials required to be filed with the SEC in connection therewith.

“Real Property” has the meaning set forth in Section 4.12(c).

“Real Property Permits” has the meaning set forth in Section 4.12(g) below.

“Registration Statement” means a Registration Statement on Form S-4 filed by Holdings for the purpose of registering the shares of Holdings Common Stock issuable upon consummation of the Merger.

“Rucker” means Robert A. Rucker.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Sellers” has the meaning set forth in the preface above.

“Sellers’ Representative” has the meaning set forth in Section 11.1(a).

“Senior Loan Facility” means the indebtedness incurred for the purpose of repaying all or a portion of the principal amount of the Promissory Notes.

“Special Cash Units” has the meaning set forth in Section 6.7(b).

“Special Meeting” means a meeting of the holders of Buyer Common Stock to be held for the purpose to adopt this Agreement and approve the Transactions.

“Sponsor” means JWC Acquisition LLC, a Delaware limited liability company.

“Sponsor Warrants” means the warrants to acquire 5,333,333 shares of Buyer Common Stock initially issued to members of the Sponsor prior to the initial public offering of the Buyer.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be or control any managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Surviving Corporation” has the meaning set forth in Section 2.3(a) below.

“Tax” or “Taxes” means any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, escheat or abandoned property, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty, or addition thereto, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transactions” mean the Contribution, the Merger and the other transactions contemplated under this Agreement.

“Trust Account” means the trust account at JP Morgan Chase, N.A. in which certain proceeds from Buyer’s initial public offering and sale of Buyer Warrants to members of the Sponsor are held in trust for the public stockholders of Buyer.

“Trust Agreement” means the Investment Management Trust Agreement, dated November 17, 2010, by and among Buyer, JWC Acquisition Security Corporation and the Trustee.

“Trustee” means Continental Stock Transfer & Trust Company.

“TS Inc.” has the meaning set forth in the preface hereof.

“TTS Equity Plan” means the equity incentive plan of the Company that will be terminated at Closing.

“TTS Equity Plan Payout Amount” means the amount of cash necessary to make all payments under the TTS Equity Plan, including the agreements referenced in Section 2.4(f) below, and all interest that will be due after the Closing with respect thereto.

“Warrant Agreement” means the Warrant Agreement dated November 17, 2010, by and between Buyer and Continental Stock Transfer & Trust Company.

“Warrant Purchase Amount” means the aggregate purchase price payable by the Buyer for the Warrants acquired by Buyer in accordance with Section 6.15.

“Warrants” means the issued and outstanding warrants exercisable for shares of Buyer Common Stock that upon the consummation of the Merger will become exercisable for shares of Holdings Common Stock.

Section 2.  The Transactions.

2.1  Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of McDermott Will & Emery LLP, in New York, New York commencing at 9:00 a.m. local time on the first business day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as Buyer and Sellers’ Representative may mutually determine (the “Closing Date”); provided that the Closing shall occur no later than the Final Date.

2.2  The Contribution.

(a)	Contribution. On and subject to the terms and conditions of this Agreement, at the Closing Nabron shall contribute, transfer, convey and deliver to Holdings all of the ILTS Contribution Interests, such that ILTS will be 100% owned by Holdings, and the Sellers (other than Nabron) shall contribute, transfer, convey and deliver to Holdings all of their Membership Interests for the consideration specified below in this Section 2.2.
(b)	Closing Consideration. As consideration for the Contribution, at the Closing, Holdings shall (i) pay to the Sellers in accordance with Schedule 2.2(b) the Closing Cash Consideration by wire transfer or delivery of other immediately available funds and (ii) issue to the Sellers the Closing Holdings Shares and the Promissory Notes in accordance with Schedule 2.2(b).
(c)	Adjustment to Closing Cash Consideration and Closing Holdings Shares upon Redemption of Buyer Common Stock. Subject to Section 2.2(h) below, in the event that prior to the Closing, holders of Buyer Common Stock have exercised their rights under the Buyer’s certificate of incorporation, as amended, to cause Buyer to redeem greater than 1,500,000 shares of Buyer Common Stock for a cash payment from the Trust Account, then at the Closing, (i) the number of shares of Holdings Common Stock issuable to the Sellers as consideration for the Contribution shall be increased by a number of shares of Holdings Common Stock equal to the number of shares of Buyer Common Stock that have been so redeemed in excess of 1,500,000; provided that such additional number of shares of Holdings Common Stock shall not exceed 2,500,000; and (ii) the Closing Cash Consideration shall be reduced by an amount equal to $10 multiplied by each additional share of Holdings Common Stock required to be issued to the Sellers in accordance with Section 2.2(c)(i).
(d)	Adjustment to Closing Holding Shares upon Reduction in Expenses. In the event that the expenses described in Section 5.9(iii), (iv) and (v) are less than $3,575,000, then the number of shares of Holdings Common Stock issuable to Sellers as consideration for the Contribution shall be further increased by that number of shares of Holdings Common Stock equal to the amount of such deficiency divided by ten.
(e)	Adjustment to Closing Cash Consideration and Closing Holdings Shares and Warrant Purchase. Subject to Section 2.2(h) below, in the event that prior to Closing Buyer has entered into agreements to purchase Warrants in accordance with Section 6.15, than at the Closing (i) the number of shares of Holdings Common Stock issuable to the Sellers as consideration for the Contribution shall be increased by a number of shares of Holdings Common Stock equal to the Warrant Purchase Amount divided by 10 and (ii) the Closing Cash Consideration shall be reduced by an amount equal to the Warrant Purchase Amount.
(f)	Cancellation of Shares of Holdings Common Stock. Upon the consummation of Contribution, all of the shares of Holdings Common Stock held by the Company shall be cancelled for no consideration and shall no longer be outstanding for any purpose.
(g)	Form of Promissory Notes. Prior to the Closing, Buyer and the Sellers’ Representative shall prepare the forms of Promissory Notes, each of which shall (i) mature 3 years from the Closing Date and shall be prepayable at any time by Holdings without penalty, (ii) have an annual interest rate of 4% payable quarterly, (iii) provide that (A) such Promissory Notes shall be subordinated to any Senior Loan Facility the proceeds of which are used to repay at least 50% of the principal amount of the Promissory Notes then outstanding, and (B) the terms of the Promissory Notes remaining after such prepayment shall be extended to 180 days after the term of the Senior Loan Facility and the interest rate payable on the Promissory Notes shall be increased to 10% per annum commencing on the date of such partial prepayment, (iv) provide that if the Promissory Notes have not been repaid in full by the three year anniversary of the Closing Date, the holders of the Promissory Notes shall have the right to convert up to their pro rata portion (based on the respective principal amount of Promissory Notes held by each) of an aggregate $20,000,000 of the outstanding principal amount of the Promissory Notes into common stock of the Holdings at a conversion price of $10 per share and (v) otherwise be in form and substance reasonably satisfactory to the Buyer and the Sellers’ Representative.
(h)	Rucker Reallocation. Notwithstanding anything herein or in any agreement entered into in connection herewith to the contrary, no shares of Holdings Common Stock shall be issued to TS Inc.

under Sections 2.2(c) or (e) (and the amount of Cash Consideration to TS Inc. shall not be reduced) to the extent such issuance, in the reasonable determination of Buyer, would cause Section 197(f)(9) of the Code or any corollary thereto to apply to the amortization of any “Section 197 intangibles” (within the meaning of Section 197(d) of the Code) by Holdings after the Closing and the Holdings Common Stock that would otherwise have been allocated to TS Inc. shall be allocated to the other Sellers with a corresponding reduction of any Cash Consideration payable to such Sellers based on the allocation of proceeds set forth on Schedule 2.2(b) among such Sellers.
(i)	Other Deliveries at Closing. At the Closing, Sellers will execute, acknowledge (if appropriate), and deliver to Holdings such assignments or other instruments of sale, transfer, conveyance, and assignment and releases as Buyer and its counsel may request or deem necessary or desirable to vest, perfect or confirm of record or otherwise in Holdings their right, title or interest in, to or under the ILTS Contribution Interests and the Membership Interests (other than the Membership Interests held by ILTS) free and clear of any and all Liens.

2.3  The Merger.

(a)	The Merger. On and subject to the terms and conditions of this Agreement and in accordance with the Delaware General Corporation Law, simultaneously with the consummation of the Contribution, Merger Sub shall merge with and into Buyer (the “Merger”) and Buyer shall be the corporation surviving the Merger (the “Surviving Corporation”) and a wholly-owned subsidiary of Holdings.
(b)	Effect of Merger.
(i)	General. The Merger shall become effective at the time Buyer and Merger Sub file a certificate of merger with respect to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Effective Time”). The Merger shall have the effect set forth in the Delaware General Corporation Law. The Surviving Corporation may, at any time after the Effective Time, take any action (including executing and delivering any document) in the name and on behalf of either Buyer or Merger Sub in order to carry out and effectuate the Merger.
(ii)	Certificate of Incorporation. The certificate of incorporation of Buyer as in effect immediately prior to the Effective Time shall be amended and restated in its entirely to read as set forth in Exhibit A and shall be at and after the Effective Time the certificate of incorporation of the Surviving Corporation.
(iii)	Bylaws. The bylaws of Buyer as in effect immediately prior to the Effective Time shall be amended and restated in their entirety to read as set for the in Exhibit B and shall be and after the Effective Time the bylaws of Surviving Corporation.
(iv)	Directors and Officers. The directors and officers of Merger Sub in office at and as of the Effective Time will become the directors and officers of Surviving Corporation.
(v)	Conversion of Shares of Buyer Common Stock. At and as of the Effective Time, each issued and outstanding share of Buyer Common Stock (other than Dissenting Shares and the shares of Buyer Common Stock redeemed for cash under the terms of Buyer’s certificate of incorporation), shall be converted into the right to receive one share of Holdings Common Stock. Each share of Buyer Common Stock owned by Buyer immediately prior to the Effective Time shall automatically be extinguished without any conversion, and no consideration shall be delivered in respect thereof. Each Dissenting Share shall be converted into the right to receive payment from the Surviving Corporation with respect thereto in accordance with the provisions of the Delaware General Corporation Law. No shares of Buyer Common Stock shall be deemed to be outstanding or to have any rights other than those set forth above in this Section 2.3(b)(v) after the Effective Time.
(vi)	Treatment of Warrants. At and as of the Effective Time, in accordance with the terms of the Warrant Agreement, each issued and outstanding Warrant will become exercisable for one share of Holdings Common Stock at the same exercise price per share and on the same terms in effect immediately prior to the Effective Time, and the rights and obligations of Buyer under the Warrant Agreement will be assigned and assumed by Holdings.
(vii)	Merger Sub Shares. At and as of the Effective Time, each issued and outstanding share of common stock of Merger Sub at and as of the Effective Time shall be converted into the right to receive one share of common stock of the Surviving Corporation and such shares shall constitute the only outstanding shares of common stock of the Surviving Corporation and shall be held by Holdings.
(c)	Exchange Procedure.
(i)	Prior to Closing, Buyer, Holdings and the Exchange Agent shall enter into an exchange agent agreement, in a form reasonable acceptable to Buyer and Sellers’ Representative.
(ii)	Immediately after the Effective Time, (i) Holdings will deposit with the Exchange Agent in trust for the benefit of the holders of shares of Buyer Common Stock prior to the Closing, certificates representing the shares of Holdings Common Stock issuable pursuant to Section 2.3(b) hereof (or appropriate alternative arrangements shall be made if such securities will be issued in book-entry form) and (ii) Holdings will cause the Exchange Agent to mail a letter of transmittal (with instructions for its use) to each record holder of outstanding shares of Buyer Common Stock for the holder to use in surrendering the certificates that represented his, her, or its shares of Buyer Common Stock in exchange for certificates representing the number of shares of Holdings Common Stock to which he, she, or it is entitled.
(iii)	Holdings may cause the Exchange Agent to return any shares of Holdings Common Stock thereon remaining unclaimed 180 days after the Effective Time, and thereafter each remaining record holder of outstanding shares of Buyer Common Stock shall be entitled to look to Holdings (subject to abandoned property, escheat, and other similar laws) as a general creditor thereof with respect to such shares and warrants and dividends and distributions thereon to which he, she, or it is entitled upon surrender of his, her, or its certificates.
(d)	Closing of Transfer Records. After the close of business on the Closing Date, transfers of shares of Buyers Common Stock and Warrants outstanding prior to the Effective Time shall not be made on the transfer books of Surviving Corporation.

2.4  Other Agreements.

(a)	The members of the Sponsor and the independent directors of Buyer have entered into letter agreements under which all of the shares of Holdings Common Stock that they receive upon conversion of the shares of Buyer Common Stock held by them that were issued prior to Buyer’s initial public offering and the Additional Closing Shares will be subject to the same transfer and forfeiture provisions that the shares of Buyer Common Stock held by them are currently subject to.
(b)	The Sellers and JWC Warrant Holdings have or will have entered into an agreement pursuant to which the Sellers will purchase at the Closing 4,466,885 Warrants held by JWC Warrant Holdings for an aggregate purchase price of $3,419,327 by wire transfer of immediately available funds.
(c)	The Sellers have or will have entered into lockup agreements under which the Closing Holdings Shares will be subject to restrictions on transfer.
(d)	Holdings, the Sellers, and the members of the Sponsor have or will have entered into a registration rights agreement.
(e)	The Sponsor and its members have entered into an agreement with Buyer and Holdings under which (i) immediately prior to the Effective Time, the Sponsor will distribute to its members all of the shares of Buyer Common Stock held by the Sponsor, (ii) immediately prior to the Effective Time, each holder of the Sponsor Warrants will waive their rights and the rights of their permitted transferees under Section 2.5 of the Warrant Agreement to exercise the Sponsor Warrants for cash and to agree that such Sponsor Warrants may only be exercised on a cashless basis pursuant to Subsection 3.3.1(c) of the Warrant Agreement and prior to such cashless exercise will not sell, assign or otherwise transfer any of the Sponsor Warrants to any Person other than to certain permitted transferees; (iii) the Sponsor Warrants will be subject to redemption after the underlying shares of Holdings Common Stock exceed $18 per share in the same manner that the Warrants held by persons other than the members of the Sponsor are subject to redemption; and (iv) members of the Sponsor will agree to purchase at the Closing up to 1,500,000 shares of Holding Common Stock at a price of $10 per share to the extent holders of Buyer Common Stock have exercised their rights under the Buyer’s certificate of incorporation, as amended, to cause Buyer to redeem greater than 4,000,000 shares of Buyer Common Stock for a cash payment from the Trust Account (the “Additional Closing Shares”).
(f)	The Company has entered into an agreement with each of the participants in the TTS Equity Plan pursuant to which the TTS Equity Plan will terminate and each of the participants will receive a cash payment prior to the first anniversary of the Closing in accordance with the terms of such agreement.

2.5  Governance.  On or prior to the Closing, the Sellers and the board of directors of Holdings shall cause (a) the directors of Holdings to be William Watts, Chairman, Robert Rucker, Peter Jacullo, Todd Krasnow, Peter Kamin and Adam Suttin, with Messrs. Adam Suttin and Peter Jacullo in the class whose term will expire immediately prior to the Holdings annual stockholders meeting in 2013, Messrs. Todd Krasnow and Peter Kamin in the class whose term will expire immediately prior to the Holdings annual stockholders meeting in 2014, and Messrs. William Watts and Robert Rucker in the class whose term will expire immediately prior to the Holdings annual stockholders meeting in 2015; (b) the members of the Audit Committee to be Messrs. Peter Kamin, Peter Jacullo, and Adam Suttin; and (c) the members of the Compensation Committee to be Messrs. Todd Krasnow, Peter Jacullo and William Watts.

2.6  Tax Treatment; Allocation.  The Parties intend that, for federal income tax purposes (and, where applicable, state and local income tax purposes): (i) the contribution of the Membership Interests (other than the Membership Interests held by ILTS) and the ILTS Contributed Interest to Holdings pursuant to the Contribution, and the conversion of the shares of Buyer Common Stock into shares of Holdings Common Stock pursuant to the Merger together, shall be treated as contributions of property for stock within the meaning of Code §351 and (ii) the consideration paid by Holdings pursuant to Section 2.2 (other than the Closing Holdings Shares) to the Members with respect to their Membership Interests shall give rise to taxable gain to the Members as set forth in Code §351(b), and, as a result of the Code §754 election contemplated by Section 9.7, Holdings’ share of the tax basis in the assets of the Company and its Subsidiaries shall be increased to Holdings’ tax basis in such Membership Interests following the Closing Date (the “Intended Tax Treatment”). The Company shall prepare an allocation of the consideration set forth in Section 2.2 (as adjusted for all liabilities of the Company and its Subsidiaries as of the Closing Date and all capitalized costs) among the assets of the Company and its Subsidiaries (the “Allocation”), including for purposes of (i) Treasury Regulation §1.743-1 in determining Holding’s adjustment to its tax basis in the assets of the Company and its Subsidiaries and (ii) Treasury Regulation §1.751-1(a)(2) in determining the character of each Member’s gain or loss, as the case may be, for U.S. federal income tax purposes. The Parties and their Affiliates shall file all Tax Returns consistent with the Intended Tax Treatment and Allocation, and shall not take any position for Tax purposes (whether in audits, Tax Returns or otherwise) that is inconsistent with the Intended Tax Treatment or Allocation unless required to do so by applicable law.

Section 3.  Representations and Warranties of Sellers.  Each Seller, severally and not jointly, represents and warrants to Buyer that the statements contained in this Section 3 are correct and complete as of the date of this Agreement, and, with respect to Sections 3.6 and 3.7 the Closing Date, with respect to himself, herself, or itself; provided, that, the representations and warranties set forth in Section 3.7 are made solely by Nabron:

3.1  Organization.  Such Seller (if a corporation or other entity) is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation (or organization).

3.2  Authorization of Transaction.  Such Seller has full power and authority (including full corporate or other entity power and authority) to execute and deliver this Agreement and to perform his, her, or its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of such Seller, enforceable in accordance with its terms and conditions. Such Seller need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the Transactions. The execution, delivery and performance of this Agreement and all other agreements contemplated hereby by such Seller has been duly authorized by such Seller.

3.3  Non-contravention.  Neither the execution and delivery of this Agreement, nor the consummation of the Transactions, will (a) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which such Seller is subject or, if such Seller is an entity, any provision of its charter, bylaws or other governing documents, (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Seller is a party or by which he, she, or it is bound or to which any of his, her, or its assets are subject, or (c) result in the imposition or creation of a Lien upon or with respect to Membership Interests.

3.4  Brokers’ Fees.  Such Seller has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transactions.

3.5  Investment.  Such Seller (a) understands that the Closing Holding Shares and the Promissory Notes have not been, and will not be, registered under the Securities Act, or under any state securities laws, and are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering, (b) is acquiring the Closing Holding Shares solely for his, her, or its own account for investment purposes, and not with a view to the distribution thereof, (c) is a sophisticated investor with knowledge and experience in business and financial matters, (d) has received certain information concerning the Company and has had the opportunity to obtain additional information as desired in order to evaluate the merits and the risks inherent in holding the Closing Holding Shares and the Promissory Notes, (e) is able to bear the economic risk and lack of liquidity inherent in holding the Closing Holding Shares and the Promissory Notes, and (f) is an Accredited Investor.

3.6  Membership Interests.  Such Seller holds of record and owns beneficially the number of Membership Interests set forth next to his, her, or its name in Section 4.2 of the Disclosure Schedule, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws, and under the Operating Agreement of the Company), taxes, Liens, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. Such Seller is not a party to any option, warrant, purchase, right, or other contract or commitment (other than this Agreement and the Company’s Operating Agreement) that could require Such Seller to sell, transfer, or otherwise dispose of any Membership Interests. Such Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any Membership Interests of the Company, other than pursuant to the Company’s Operating Agreement.

3.7  Nabron.  ILTS was formed by Nabron for the sole purpose of holding Membership Interests and has engaged in no other business activities and has conducted its operations only as a holding company of Membership Interests. Nabron has not incurred or is subject to any liability, or obligation of any kind or nature relating to its interest in ILTS, except for this Agreement and the limited liability company agreement of the Company, is not a party to any agreement relating to its interest in ILTS. ILTS owns no assets other than Membership Interests. Nabron holds of record and owns beneficially 100% of the equity interest of ILTS free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws, and under the limited liability company agreement of ILTS), taxes, Liens, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. Nabron is not a party to any option, warrant, purchase, right, or other contract or commitment (other than this Agreement) that could require Nabron to sell, transfer, or otherwise dispose of any equity interest in ILTS. Nabron further represents that it has the right and authority to transfer the ILTS Contribution Interests to Holdings pursuant to this Agreement and without any third party consent.

3.8  Information Supplied.  None of the information supplied or to be supplied by such Seller expressly for inclusion in the Proxy Statement/Prospectus will, in the case of the definitive Proxy Statement/Prospectus (and any amendment or supplement thereto), at the date of mailing of the definitive Proxy Statement/Prospectus (and any amendment or supplement thereto) and at the time of the Special Meeting, and, in the case of the Registration Statement, at the time the Registration Statement is declared effective by the SEC, at the time of the Special Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by such Seller expressly for inclusion in any of the filings made by Buyer with the SEC will, at the time filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The representations and warranties of such Seller included in this Agreement and any list, statement, document or information set forth in, or attached to, any Disclosure Schedule provided by such Seller pursuant to this Agreement or delivered by such Seller hereunder, are true and complete in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading, under the circumstance under which they were made. Notwithstanding the foregoing, the Sellers make no representation, warranty or covenant whatsoever with respect to any information supplied by the Company or the Buyer which is contained in the Registration Statement, the Proxy Statement/Prospectus, or any filings made by Buyer with the SEC.

Section 4.  Representations and Warranties Concerning the Company and its Subsidiaries and Holdings and Merger Sub.  The Company represents and warrants that the statements contained in this Section 4 are correct and complete as of the date of this Agreement, except as set forth in the disclosure schedule accompanying this Agreement (the “Disclosure Schedule”). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Section 4.

4.1  Organization.  Each of the Company and its Subsidiaries is a corporation, partnership or limited liability company duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation or organization. Each of the Company and its Subsidiaries are duly authorized to conduct business and are in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to be so qualified or in good standing does not have a Material Adverse Effect. Each of the Company and its Subsidiaries have full corporate power and authority to carry on the business in which they are engaged and to own and use the properties owned and used by them.

4.2  Capitalization.  The entire Membership Interests of the Company as of the date of this Agreement are set forth on Section 4.2(a) of the Disclosure Schedule. All of the issued and outstanding Membership Interests have been duly authorized, are validly issued, fully paid, and non-assessable, and are held of record by the respective Sellers as set forth in Section 4.2(a). There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Company to issue, sell, or otherwise cause to become outstanding any of its membership interests. There are no outstanding or authorized membership interests, appreciation, phantom stock, profit participation, or similar rights with respect to the Company. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the Membership Interests.

4.3  Non-contravention.  Neither the execution and delivery of this Agreement, nor the consummation of the Transactions will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which any of the Company or any of its Subsidiaries is subject or any provision of the articles of organization or limited liability company agreement of the Company or any of its Subsidiaries or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which any of the Company or any of its Subsidiaries is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Lien upon any of its assets). Neither the Company nor any of its Subsidiaries needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the Transactions.

4.4  Brokers’ Fees.  Neither the Company nor any of its Subsidiaries have any Liability to pay any fees or commissions to any broker, finder, or agent with respect to the Transactions.

4.5  Title to Assets.  The Company and its Subsidiaries have good title to, or a valid leasehold interest in, the properties and assets used by them, located on their premises or shown on the Most Recent Balance Sheet or acquired after the date hereof free and clear of any Liens except for Permitted Encumbrances and for properties and assets disposed of in the ordinary course of business since the date of the Most Recent Balance Sheet.

4.6  Subsidiaries.  Section 4.6 of the Disclosure Schedule sets forth for each Subsidiary of the Company (i) its name and jurisdiction of incorporation or organization, (ii) the number of authorized shares or membership interests for each class of its equity, (iii) the number of issued and outstanding shares or membership interests of each class of its equity, the names of the holders thereof, and the number of shares or membership interests held by each such holder, and (iv) the number of shares or membership interests of its equity held in treasury. All of the issued and outstanding shares or membership interests of equity of each Subsidiary of the Company have been duly authorized and are validly issued, fully paid, and non-assessable. The Company and/or one or more of its Subsidiaries hold of record and own beneficially all of the outstanding shares or membership interests of each Subsidiary of the Company, free and clear of any restrictions on transfer (other than restrictions under the Securities Act and state securities laws), taxes, Liens (other than Permitted Encumbrances), options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Company or any of its Subsidiaries to sell, transfer, or otherwise dispose of any capital stock of membership interests of any of its Subsidiaries or that could require any Subsidiary of the Company to issue, sell, or otherwise cause to become outstanding any of its own equity. There are no outstanding stock or membership interests, appreciation, phantom stock, profit participation, or similar rights with respect to any Subsidiary of the Company. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of any equity of any Subsidiary of the Company. Neither the Company nor any of its Subsidiaries controls directly or indirectly or has any direct or indirect equity participation in any corporation, partnership, trust, or other business association that is not a Subsidiary of the Company. Except for the Subsidiaries set forth in Section 4.6 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries owns or has any right to acquire, directly or indirectly, any outstanding capital stock of, or other interests in, any Person.

4.7  Holdings and Merger Sub.  Each of Holdings and Merger Sub is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. Each of Holdings and Merger Sub is duly authorized to conduct business and is in good standing under the laws of Delaware. Each of Holdings and Merger Sub has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the business in which it is engaged and to own and use the properties owned and used by it. The Company has delivered to Buyer correct and complete copies of the charter and bylaws of each of Holdings and Merger Sub (as amended to date). The Company holds of record and owns beneficially all of the outstanding shares of Holdings and Holdings holds of record and owns beneficially all of the outstanding shares of Merger Sub, free and clear of any restrictions on transfer (other than restrictions under the Securities Act and state securities laws), Taxes, Liens, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Company, Holdings or Merger Sub to sell, transfer, or otherwise dispose of any capital stock of Holdings or Merger Sub or that could require Holdings or Merger Sub to issue, sell, or otherwise cause to become outstanding any of its own capital stock (other than in accordance with the terms of this Agreement). There are no outstanding stock appreciation, phantom stock, profit participation, or similar rights with respect to Holdings or Merger Sub. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of any capital stock of Holdings or Merger Sub. Holdings owns no assets other than the shares of common stock of Merger Sub and has not and will not conduct any business or incur any Liability prior to the Closing other than in accordance with the terms of this Agreement. Merger Sub owns no assets and has and will not conduct any business or incur any Liability prior to Closing. The Holdings Equity Incentive Plan, Certificate of Incorporation and Bylaws of Holdings as delivered to Buyer prior to the date hereof are in full force and effect and shall be in full force and effect on the terms thereof as of the Closing Date.

4.8  Financial Statements.  The Company has provided the Buyer with true and correct copies of the following financial statements for the Company and its Subsidiaries (collectively the “Financial Statements”): (i) audited consolidated balance sheets, statements of income and cash flow as of and for the fiscal years ended December 31, 2009 and December 31, 2010, (ii) unaudited consolidated balance sheets, statements of income and cash flow for the fiscal year ended December 31, 2011 (the “Most Recent Fiscal Year End”); and (iii) unaudited consolidated balance sheets, statements of income and cash flow (the “Most Recent Financial Statements”) as of and for the three months ended March 31, 2012 (the “Most Recent Fiscal Month End”). Except as set forth on Section 4.8 of the Disclosure Schedule, the Financial Statements (including the notes thereto) have been prepared in accordance with GAAP throughout the periods covered thereby, present fairly the financial condition of the Company and its Subsidiaries as of such dates and the results of operations of the Company and its Subsidiaries for such periods, and are consistent with the books and records of the Company and its Subsidiaries (which books and records are correct and complete in all material respects); provided, however, that the Most Recent Financial Statements are subject to normal year end adjustments (which will not be material individually or in the aggregate) and lack footnotes.

4.9  Events Subsequent to Most Recent Fiscal Year End.  Since the Most Recent Fiscal Year End, there has not been any Material Adverse Change. Without limiting the generality of the foregoing, since that date:

(a)	neither the Company nor any of its Subsidiaries has sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration in the Ordinary Course of Business;
(b)	neither the Company nor any of its Subsidiaries has entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) outside the Ordinary Course of Business;
(c)	no party (including the Company or any of its Subsidiaries) has accelerated, terminated, modified, or cancelled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $250,000 to which the Company or any of its Subsidiaries is a party or by which any of them is bound;
(d)	neither the Company nor any of its Subsidiaries has imposed or permitted to be created any Lien other than Permitted Encumbrances upon any of its material assets;
(e)	neither the Company nor any of its Subsidiaries has made any capital expenditure (or series of related capital expenditures) outside the Ordinary Course of Business;
(f)	neither the Company nor any of its Subsidiaries has issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;
(g)	neither the Company nor any of its Subsidiaries has delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;
(h)	neither the Company nor any of its Subsidiaries has cancelled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;
(i)	neither the Company nor any of its Subsidiaries has transferred, assigned, or granted any license or sublicense of any rights under or with respect to any Intellectual Property outside the Ordinary Course of Business;
(j)	there has been no change made or authorized in the organizational documents of the Company or any of its Subsidiaries;
(k)	neither the Company nor any of its Subsidiaries has issued, sold, or otherwise disposed of any of its membership units, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its membership units;
(l)	neither the Company nor any of its Subsidiaries has experienced any damage, destruction, or loss (whether or not covered by insurance) to its property;
(m)	neither the Company nor any of its Subsidiaries has entered into or terminated any collective bargaining agreement, written or oral, or modified the terms of any existing such agreement, or become bound by any collective bargaining relationship;
(n)	neither the Company nor any of its Subsidiaries has granted any increase in the base compensation of any of its directors, officers, and employees outside the Ordinary Course of Business ;
(o)	neither the Company nor any of its Subsidiaries has adopted, amended, modified, or terminated any bonus, profit sharing, incentive, severance, or other plan, contract, or commitment for the benefit of any of its directors, officers, and employees (or taken any such action with respect to any other Employee Benefit Plan);
(p)	neither the Company nor any of its Subsidiaries has made any other change in employment terms for any of its directors, officers, and employees outside the Ordinary Course of Business; and
(q)	neither the Company nor any of its Subsidiaries has made or changed any material Tax election or Tax accounting method, amended any Tax Return, settled or compromised any material dispute or claim concerning any Tax Liability of the Company or any of its Subsidiaries, or waived any statute of limitations in respect of Taxes, or agreed to any extension of time with respect to a Tax assessment or deficiency, of the Company or any of its Subsidiaries;

4.10  Legal Compliance.  Each of the Company and its Subsidiaries, and their respective predecessors and Affiliates has complied, in all material respects, with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder and including the Foreign Corrupt Practices Act, 15 U.S.C. 78dd-1 et seq.) of federal, state, local, and non-U.S. governments (and all agencies thereof) to the extent that any failure to so comply would constitute a Material Adverse Effect, and, to the Company’s Knowledge, no suit, proceeding, hearing, investigation, or formal governmental complaint has been filed or commenced against any of them alleging any failure so to comply.

4.11  Tax Matters.

(a)	Each of the Company and its Subsidiaries has timely filed all Tax Returns that it was required to file. All such Tax Returns were correct and complete in all material respects and were prepared in substantial compliance with all applicable laws and regulations. All Taxes owed by the Company and its Subsidiaries (whether or not shown or required to be shown on any Tax Return) have been paid. Neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. Since January 1, 2010, no claim has been made by an authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. There are no Liens on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax.
(b)	To the Company’s Knowledge, each of the Company and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.
(c)	There is no dispute or claim concerning any Tax Liability of the Company or any of its Subsidiaries either (i) claimed or raised by any authority in writing or (ii) as to which the Company or any of its Subsidiaries has Knowledge.
(d)	Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
(e)	No closing agreement is currently in force pursuant to Code §7121 (or any similar provision of state, local or non-U.S. law) with respect to the Company or any of its Subsidiaries and neither the Company nor any of its Subsidiaries has obtained a ruling from any taxing authority with respect to any Tax which will have any effect after the Closing.
(f)	The Company and its Subsidiaries are, and at all times since their formation have been, treated as either a partnership or a disregarded entity for federal income tax purposes. No election has been filed under Treasury Regulation §301.7701-3(c) to treat the Company or any of its Subsidiaries as an association taxable as a corporation.

4.12  Real Property.

(a)	Section 4.12(a) of the Disclosure Schedule sets forth the address and description of each parcel of Owned Real Property. With respect to each parcel of Owned Real Property:
(i)	the Company or one of its Subsidiaries has good fee simple title, free and clear of all Liens, except Permitted Encumbrances;
(ii)	neither the Company nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof; and
(iii)	there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein.
(b)	Section 4.11(b) of the Disclosure Schedule sets forth the address of each parcel of Leased Real Property, and a true and complete list of all Leases for each such Leased Real Property (including the date and name of the parties to such Lease document). Sellers have made available to Buyer a true and complete copy of each such Lease document, and in the case of any oral Lease, a written summary of the material terms of such Lease. With respect to each of the Leases:
(i)	the Lease is legal, valid, binding, enforceable and in full force and effect;
(ii)	the Transactions do not require the consent of any other party to such Lease, will not result in a breach of or default under such Lease, and will not otherwise cause such Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing;
(iii)	the possession and quiet enjoyment of the Leased Real Property by the Company and its Subsidiaries under such Lease has not been disturbed in any material respect and there are no material disputes with respect to such Lease;
(iv)	neither the Company nor any of its Subsidiaries, nor any other party to the Lease is in material breach of or default under such Lease, and no event has occurred or circumstance exists that, with the delivery of notice, the passage of time or both, would constitute such a material breach or default, or permit the termination, modification or acceleration of rent under such Lease;
(v)	no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach of or default under such Lease that has not been redeposited in full;
(vi)	neither the Company nor any of its Subsidiaries owes, or will owe in the future, any brokerage commissions or finder’s fees with respect to such Lease;
(vii)	the other party to such Lease is not an Affiliate of, and otherwise does not have any economic interest in, the Company;
(viii)	neither the Company nor any of its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy the Leased Real Property or any portion thereof;
(ix)	neither the Company nor any of its Subsidiaries has collaterally assigned or granted any other Lien in such Lease or any interest therein; and
(x)	there are no Liens except Permitted Encumbrances on the estate or interest created by such Lease.
(c)	The Owned Real Property identified in Section 4.11(a) of the Disclosure Schedule and the Leased Real Property identified in Section 4.11(b) of the Disclosure Schedule (collectively, the “Real Property”) comprise all of the real property used in the operation of the Business; and neither the Company nor any of its Subsidiaries is a party to any agreement or option to purchase any real property or interest therein.

(d)	All buildings, structures, fixtures, building systems and equipment and all components thereof included in the Real Property are in good condition and repair in all material respects and sufficient for the operation of the Business and there are no facts or conditions affecting any of the foregoing which would, individually or in the aggregate, materially interfere in any respect with the operation of the Business as currently conducted thereon.
(e)	There is no condemnation, expropriation or other proceeding in eminent domain, pending or, to the Knowledge of the Company, threatened, affecting any parcel of Leased Real Property or any portion thereof or interest therein. There is no injunction, decree, order, writ or judgment outstanding, or any claim, litigation, administrative action or similar proceeding, pending or, to the Knowledge of the Company, threatened, relating to the ownership, lease, use or occupancy of the Leased Real Property or any portion thereof, or the operation of the Business as currently conducted thereon.
(f)	There is no pending, and since January 1, 2010, none of the Company nor its Subsidiaries has received any notice of, any material violation of any applicable building, zoning, subdivision, health and safety and other land use laws, including The Americans with Disabilities Act of 1990, as amended, and insurance requirements and, to the Company’s Knowledge, there is no Basis for the issuance of any such notice or the taking of any action for such material violation.
(g)	All certificates of occupancy, permits, licenses, franchises, consents, approvals and authorizations (collectively, the “Real Property Permits”) of all governmental authorities, board of fire underwriters, association, any quasi-governmental agency, or any other entity having jurisdiction over the Real Property that are required or appropriate to use or occupy the Real Property or operate the Business as currently conducted thereon have been issued and are in full force and effect, except to the extent that the failure of any such Real Property Permits to be issued or to be in full force and effect would not materially affect the Company’s and its Subsidiaries’ use of the Real Property. Since January 1, 2010, neither of the Company nor its Subsidiaries has received any written notice from any governmental authority or other entity having jurisdiction over the Real Property threatening a suspension, revocation, modification or cancellation of any Real Property Permit and there is, to the Company’s Knowledge, no Basis for the issuance of any such notice or the taking of any such action.
(h)	There is no amount due and payable to any architect, contractor, subcontractor, materialman, or other person or entity for work or labor performed for, or materials or supplies provided to, or in connection with, any Real Property or portion thereof other than such amounts due and payable in the Ordinary Course of Business. There is no work or labor being performed for, or materials or supplies being provided to, or in connection with, any Real Property or portion thereof, or to be performed or supplied prior to Closing, other than routine maintenance and repair work.

4.13  Intellectual Property.

(a)	The Company and its Subsidiaries own or possess or have the right to access and use pursuant to a valid and enforceable written license, sublicense, agreement, covenant not to sue, or permission all material Intellectual Property necessary for the operation of the business of the Company and its Subsidiaries as presently conducted. Each item of Intellectual Property owned, accessed, or used by the Company and its Subsidiaries immediately prior to the Closing will be owned or available for access and use by the Company and its Subsidiaries on substantially identical terms and conditions immediately subsequent to the Closing hereunder. The Company and each of its Subsidiaries has taken all commercially reasonable action to maintain and protect each material item of Intellectual Property that it owns or uses.
(b)	To the Company’s Knowledge, neither of the Company nor any of its Subsidiaries has or will in any material respect interfere with, infringe upon, dilute, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties; and none of the Company nor any of its Subsidiaries has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, dilution, misappropriation, or conflict (including any claim that the Company or any of its Subsidiaries must license or refrain from accessing or using any Intellectual

Property rights of any third party). To the Knowledge of the Company or any of its Subsidiaries, no third party has interfered with, infringed upon, diluted, misappropriated, or otherwise come into conflict with, any material Intellectual Property rights of the Company or any of its Subsidiaries.
(c)	Section 4.13(c) of the Disclosure Schedule identifies each patent or registration that has been issued to the Company or any of its Subsidiaries with respect to any of its Intellectual Property used in the operations of the Business, identifies each pending patent application or application for registration that the Company or any of its Subsidiaries has made with respect to any of its Intellectual Property, and identifies each license, sublicense, agreement, covenant not to sue, or other permission that the Company or any of its Subsidiaries has granted in writing to any third party with respect to any of its Intellectual Property (together with any exceptions). The Company has delivered to Buyer correct and complete copies of all such patents, registrations, applications, licenses, sublicenses, agreements, covenants not to sue, and permissions (as amended to date). Section 4.13(c) of the Disclosure Schedule also identifies each unregistered trademark, service mark, logo, trade name, corporate name, Internet domain name, or other source identifier, computer software owned by the Company or one of its Subsidiaries and used by the Company or any of its Subsidiaries in connection with, and material to, the operations of the Business. With respect to each item of Intellectual Property required to be identified in Section 4.13(c) of the Disclosure Schedule:
(i)	The Company or one of its Subsidiaries owns and possesses all right, title, and interest in and to the item, free and clear of any Lien, license, or other restriction or limitation regarding access, use, or disclosure;
(ii)	the item is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge;
(iii)	no action, suit, proceeding, hearing, investigation, complaint, claim, or demand is pending or is threatened in writing that challenges the legality, validity, enforceability, access, use, or ownership of the item, and, to the Company’s Knowledge, there are no grounds for the same;
(iv)	none of the Company nor any of its Subsidiaries has ever agreed to indemnify any Person for or against any interference, infringement, dilution, misappropriation, or other conflict with respect to the item; and
(v)	no loss or expiration of the item is threatened, pending, or reasonably foreseeable, except for patents expiring at the end of their statutory terms.
(d)	Section 4.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns (other than commercially available off the shelf software) and that the Company or any of its Subsidiaries accesses or uses pursuant to license, sublicense, agreement, covenant not to sue, or permission. The Company has made available to Buyer correct and complete copies of all such licenses, sublicenses, agreements, covenants not to sue, and permissions (each as amended to date). With respect to each item of Intellectual Property required to be identified in Section 4.13(d) of the Disclosure Schedule:
(i)	to the Company’s Knowledge, the license, sublicense, agreement, covenant not to sue, or permission covering the item is legal, valid, binding, enforceable in all material respects, and in full force and effect;
(ii)	to the Company’s Knowledge, the license, sublicense, agreement, covenant not to sue, or permission will continue to be legal, valid, binding, enforceable, and in full force and effect on substantially identical terms following consummation of the Transactions;
(iii)	to the Company’s Knowledge, no party to the license, sublicense, agreement, covenant not to sue, or permission is in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default or permit termination, modification, or acceleration thereunder;
(iv)	no party to the license, sublicense, agreement, covenant not to sue, or permission has repudiated any provision thereof;

(v)	with respect to each sublicense, to the Company’s Knowledge, the representations and warranties set forth in subsections (i) through (iv) above are true and correct with respect to the underlying license;
(vi)	to the Company’s Knowledge, the underlying item of Intellectual Property is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge;
(vii)	no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or, to the Company’s Knowledge, is threatened that challenges the legality, validity, or enforceability of the underlying item of Intellectual Property;
(viii)	neither of the Company nor any of its Subsidiaries has granted any sublicense or similar right with respect to the license, sublicense, agreement, covenant not to sue, or permission; and
(e)	The Company and its Subsidiaries have taken all commercially reasonable actions to maintain and protect all of the material Intellectual Property of the Company and its Subsidiaries used in the operations of the Business and will continue to use commercially reasonable efforts to maintain and protect all of the material Intellectual Property prior to Closing so as not to adversely affect the validity or enforceability thereof.
(f)	The Company and each of its Subsidiaries have complied, in all material respects, with, and are presently in compliance, in all material respects, with all federal, state, local, and non-U.S. governmental (including, but not limited to, the Federal Trade Commission and State Attorneys General), administrative, or regulatory laws, regulations, guidelines, and rules applicable to any Intellectual Property or to personal information and the Company and its Subsidiaries shall take all steps necessary to ensure such compliance until Closing.

4.14  Tangible Assets.  The Company and each of its Subsidiaries own or lease all buildings, machinery, equipment, and other material tangible assets necessary for the conduct of the operations of the Business as presently conducted. Each such tangible asset is free from defects (patent and latent), has been maintained in accordance with normal industry practice, is in reasonable operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used.

4.15  Inventory.  The inventory of Sellers consists of finished goods, all of which is merchantable and fit for the purpose for which it was procured or manufactured, and none of which is slow-moving, obsolete, damaged, or defective, subject only to the reserve for inventory writedown set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries.

4.16  Contracts.  Section 4.16 of the Disclosure Schedule lists the following contracts and other agreements to which the Company and its Subsidiaries is a party:

(a)	any agreement (or group of related agreements) for the lease of personal property to or from any Person involving more than $250,000 in the aggregate;
(b)	any agreement (or group of related agreements or purchase orders) for the purchase of finished goods, or other personal property, or for the furnishing or receipt of services involving more than $250,000 in the aggregate;
(c)	any agreement concerning a partnership or joint venture;
(d)	any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation, or under which it has imposed a Lien (other than Permitted Encumbrances) on any of its assets, tangible or intangible, in each involving more than $250,000 for any such agreement or group of agreements;
(e)	any agreement concerning confidentiality or non-competition, other than such agreements with employees, consultants and other third parties in the Ordinary Course of Business;
(f)	any agreement between either the Company or any of its Subsidiaries on the one hand, and the

Sellers or their Affiliates on the other hand that, directly or indirectly, provide such Seller or Affiliate with an economic interest under any agreement related to the Business;
(g)	any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance, or other plan or arrangement for the benefit of its current or former directors, officers, and employees;
(h)	any collective bargaining agreement;
(i)	any agreement for the employment of any individual on a full-time, part-time, consulting, or other basis providing annual compensation in excess of $250,000 or providing severance benefits outside of the Company’s normal severance policies;
(j)	any agreement under which it has advanced or loaned any amount to any of its directors, officers, and employees outside the Ordinary Course of Business;
(k)	any agreement under which the consequences of a default or termination could have a Material Adverse Effect;
(l)	any settlement, conciliation or similar agreement with any Governmental Entity or which will require satisfaction of any obligations after the execution date of this Agreement;
(m)	any other agreement (or group of related agreements) the performance of which involves consideration in excess of $250,000.

Sellers have delivered to Buyer a correct and complete copy of each written agreement listed in Section 4.16 of the Disclosure Schedule (as amended to date) and a written summary setting forth the terms and conditions of each oral agreement referred to in Section 4.16 of the Disclosure Schedule. With respect to each such agreement: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect; (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the Transactions; (C) to the Company’s Knowledge, no party is in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

4.17  Insurance.  Section 4.17 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers’ compensation coverage and bond and surety arrangements) to which the Company or any of its Subsidiaries has been a party, a named insured, or otherwise the beneficiary of coverage at any time since January 1, 2010:

(a)	the name, address, and telephone number of the agent;
(b)	the name of the insurer, the name of the policyholder, and the name of each covered insured;
(c)	the policy number and the period of coverage;
(d)	the scope (including an indication of whether the coverage was on a claims made, occurrence, or other basis) and amount (including a description of how deductibles and ceilings are calculated and operate) of coverage; and
(e)	a description of any retroactive premium adjustments or other loss-sharing arrangements.

With respect to each such insurance policy: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the Transactions; (C) none of the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and, to the Company’s Knowledge, no event has occurred that, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Company and each of its Subsidiaries has been covered during the past 5 years by insurance in scope and amount customary and reasonable for the business in which it has engaged during the aforementioned period. Section 4.17 of the Disclosure Schedule describes any self-insurance arrangements affecting the Company and its Subsidiaries.

4.18  Litigation.  Section 4.18 of the Disclosure Schedule sets forth each instance in which the Company and its Subsidiaries (i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party or is threatened in writing to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before (or that could come before) any court or quasi-judicial or administrative agency of any federal, state, local, or non-U.S. jurisdiction or before (or that could come before) any arbitrator outside of the Ordinary Course of Business. None of the actions, suits, proceedings, hearings, and investigations set forth in Section 4.18 of the Disclosure Schedule could result in any Material Adverse Change.

4.19  Product Warranty.  Each product manufactured, sold, or delivered by the Company or any of its Subsidiaries has been in material conformity with all applicable contractual commitments and all express and implied warranties, and neither the Company and nor any of its Subsidiaries has any material Liability (and there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against any of them giving rise to any material Liability) for replacement thereof or other damages in connection therewith, subject only to the reserve for product warranty claims set forth on the face of the Most Recent Balance Sheet adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company. Section 4.19 of the Disclosure Schedule includes copies of the standard terms and conditions of sale for the Company and its Subsidiaries (containing applicable guaranty, warranty, and indemnity provisions). No product manufactured, sold, or delivered by the Company or any of its Subsidiaries is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale or lease set forth in Section 4.19 of the Disclosure Schedule.

4.20  Product Liability.  Neither the Company nor any of its Subsidiaries has any material Liability (and there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against any of them giving rise to any material Liability) arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product manufactured, sold, or delivered by the Sellers in connection with the operation of the business of the Company and its Subsidiaries.

4.21  Employees.

(a)	With respect to the Company and its Subsidiaries:
(i)	there is no collective bargaining agreement or relationship with any labor organization;
(ii)	to the Knowledge of the Company, no executive or manager of the Company or any of its Subsidiaries (1) has any present intention to terminate his or her employment, or (2) is a party to any confidentiality, non-competition, proprietary rights or other such agreement between such employee and any Person besides such entity that would be material to the performance of such employee’s employment duties, or the ability of such entity to conduct the business of such entity;
(iii)	no labor organization or group of employees has filed any representation petition or made any written or oral demand for recognition;
(iv)	to the Knowledge of the Company, no union organizing or decertification efforts are underway or threatened and no other question concerning representation exists;
(v)	no labor strike, work stoppage, slowdown, or other material labor dispute has occurred, and none is underway or, to the Knowledge of the Company, threatened;
(vi)	there is no workmans compensation liability, experience, or matter outside the Ordinary Course of Business;
(vii)	there is no employment-related charge, complaint, grievance, investigation, inquiry, or obligation of any kind, pending or threatened in any forum, relating to an alleged violation or breach by the Company or any of its Subsidiaries of any law, regulation, or contract; and

(viii)	to the Company’s Knowledge, no employee or agent of the Company or any of its Subsidiaries has committed any act or omission giving rise to material liability for any violation or breach identified in subsection (vii) above.
(b)	Except as set forth in Section 4.21 of the Disclosure Schedule, (i) there are no employment contracts or severance agreements with any employees of the Company or any of its Subsidiaries, and (ii) there are no written personnel policies, rules, or procedures applicable to employees of the Company or any of its Subsidiaries. True and complete copies of all such documents have been made available to Buyer prior to the date of this Agreement.

4.22  Employee Benefits.

(a)	Section 4.22 of the Disclosure Schedule lists each Employee Benefit Plan that the Company or any of its Subsidiaries maintain to which the Company or any of its Subsidiaries contribute or has any obligation to contribute, or with respect to which the Company or any of its Subsidiaries has any material Liability.
(i)	Each such Employee Benefit Plan (and each related trust, insurance contract, or fund) has been maintained, funded and administered in accordance with the terms of such Employee Benefit Plan and complies in form and in operation in all material respects with the applicable requirements of ERISA, the Code, and other applicable laws.
(ii)	All required reports and descriptions (including Form 5500 annual reports, summary annual reports, and summary plan descriptions) have been timely filed and/or distributed in accordance with the applicable requirements of ERISA and the Code with respect to each such Employee Benefit Plan. The requirements of COBRA have been met in all material respects with respect to each such Employee Benefit Plan and each Employee Benefit Plan maintained by an ERISA Affiliate that is an Employee Welfare Benefit Plan subject to COBRA.
(iii)	All contributions (including all employer contributions and employee salary reduction contributions) that are due have been made within the time periods prescribed by ERISA and the Code to each such Employee Benefit Plan that is an Employee Pension Benefit Plan and all contributions for any period ending on or before the Closing Date that are not yet due have been made to each such Employee Pension Benefit Plan or accrued in accordance with the past custom and practice of the Sellers. All premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each such Employee Benefit Plan that is an Employee Welfare Benefit Plan.
(iv)	Each such Employee Benefit Plan that is intended to meet the requirements of a “qualified plan” under Code §401(a) has received a determination from the Internal Revenue Service that such Employee Benefit Plan is so qualified, and nothing has occurred since the date of such determination that could adversely affect the qualified status of any such Employee Benefit Plan. All such Employee Benefit Plans have been timely amended for all such requirements and have been submitted to the Internal Revenue Service for a favorable determination letter within the latest applicable remedial amendment period.
(v)	There have been no Prohibited Transactions with respect to any such Employee Benefit Plan or any Employee Benefit Plan maintained by an ERISA Affiliate. No Fiduciary has any material Liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any such Employee Benefit Plan. No material action, suit, proceeding, hearing, or investigation with respect to the administration or the investment of the assets of any such Employee Benefit Plan (other than routine claims for benefits) is pending or threatened.
(vi)	The Company has delivered to Buyer correct and complete copies of the plan documents and summary plan descriptions, the most recent determination letter received from the Internal Revenue Service, the most recent annual report (Form 5500, with all applicable attachments), and all related trust agreements, insurance contracts, and other funding arrangements that implement each such Employee Benefit Plan.
(b)	Neither of the Company, nor any ERISA Affiliate contributes to, has any obligation to contribute to, or has any material Liability under or with respect to any Employee Pension Benefit Plan that is a “defined benefit plan” (as defined in ERISA §(35)). No asset of the Company or any of its Subsidiaries is subject to any Lien under ERISA or the Code.
(c)	Neither of the Company, nor any ERISA Affiliate contributes to, has any obligation to contribute to, or has any material Liability (including withdrawal liability as defined in ERISA §4201) under or with respect to any Multiemployer Plan.
(d)	Neither of the Company nor any of its Subsidiaries maintains, contributes to or has an obligation to contribute to, or has any material Liability with respect to, any Employee Welfare Benefit Plan or other arrangement providing health or life insurance or other welfare-type benefits for current or future retired or terminated directors, officers or employees (or any spouse or other dependent thereof) of the Company or any of its Subsidiaries or of any other Person other than in accordance with COBRA.
(e)	The consummation of the Transactions will not accelerate the time of the payment or vesting of, or increase the amount of, or result in the forfeiture of compensation or benefits under, any Employee Benefit Plan.
(f)	Section 4.22 of the Disclosure Schedule lists each agreement, contract, plan, or other arrangement—whether or not written and whether or not an Employee Benefit Plan—to which the Company or any of its Subsidiaries is a party that is a “nonqualified deferred compensation plan” subject to Code §409A. Each such agreement, contract, plan or other arrangement complies with the requirements of Code §409A(a)(2), (3), and (4) and any Internal Revenue Service guidance issued thereunder and no amounts under any such agreement, contract, plan or other arrangement is or has been subject to the interest and additional tax set forth under Code §409A(a)(1)(B). Neither the Company nor any of its Subsidiaries has any actual or potential obligation to reimburse or otherwise “gross-up” any Person for the interest or additional tax set forth under Code §409A(a)(1)(B).

4.23  Guaranties.  Neither the Company nor any of its Subsidiaries is a guarantor or otherwise is liable for any Liability (including indebtedness) of any other Person.

4.24  Environmental, Health, and Safety Matters.

(a)	The Company and each of its Subsidiaries, and their respective predecessors and Affiliates has at all times complied and is in compliance, in all material respects, with all Environmental, Health, and Safety Requirements.
(b)	Without limiting the generality of the foregoing, the Company and each of its Subsidiaries, and their respective Affiliates has obtained and at all times complied with, and is in material compliance with, all material permits, licenses and other authorizations that are required pursuant to Environmental, Health, and Safety Requirements for the occupation of its facilities and the operation of its business.
(c)	Neither the Company nor any of its Subsidiaries, nor their respective predecessors or Affiliates have received any written notice, report, order, directive, or other information regarding any actual or alleged violation of Environmental, Health, and Safety Requirements, or any Liabilities, including any investigatory, remedial, or corrective obligations, relating to any of them, their business, or their past or current facilities arising under Environmental, Health, and Safety Requirements.

4.25  Information Supplied.  None of the information supplied or to be supplied by the Company expressly for inclusion in the Proxy Statement/Prospectus will, in the case of the definitive Proxy Statement/Prospectus (and any amendment or supplement thereto), at the date of mailing of the definitive Proxy Statement/Prospectus (and any amendment or supplement thereto) and at the time of the Special Meeting, and, in the case of the Registration Statement, at the time the Registration Statement is declared effective by the SEC, at the time of the Special Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Company expressly for inclusion in any of the filings made by Buyer with the SEC will, at the time filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by the Sellers or Buyer which is contained in the Registration Statement, the Proxy Statement/Prospectus, or any filings made by Buyer with the SEC.

Section 5.  Buyer’s Representations and Warranties.  Buyer represents and warrants that the statements contained in this Section 5 are correct and complete as of the date of this Agreement.

5.1  Organization of Buyer.  Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware.

5.2  Authorization of Transactions.  Buyer has full power and authority (including full corporate or other entity power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of Buyer, enforceable in accordance with its terms and conditions. The execution, delivery and performance of this Agreement and all other agreements contemplated hereby have been duly authorized by Buyer.

5.3  Non-contravention.  Neither the execution and delivery of this Agreement, nor the consummation of the Transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Buyer is subject or any provision of its charter, bylaws, or other governing documents or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Buyer is a party or by which it is bound or to which any of its assets are subject. Buyer does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the Transactions.

5.4  Brokers’ Fees.  Buyer has no Liability to pay any fees or commissions to any broker, finder, or agent with respect to the Transactions for which the Sellers could become liable or obligated.

5.5  Capitalization.

(a)	The authorized capital stock of Buyer consists of 400,000,000 shares of Buyer Common Stock and 1,000,000 shares of preferred stock, par value $.0001 per share. As of the date hereof, (i) 14,534,884 shares of Buyer Common Stock are issued and outstanding and no shares of preferred stock are issued and outstanding, and (ii) 17,833,333 shares of Buyer Common Stock are authorized and reserved for the exercise of outstanding Warrants. All outstanding shares of Buyer Common Stock are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Delaware General Corporation Law, the certificate of incorporation of Buyer or any contract to which Buyer is a party or by which Buyer is bound.
(b)	Except for Warrants to purchase 17,833,333 shares of Buyer Common Stock, there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights, or (iii) subscriptions or other rights, agreements, arrangements, contracts or commitments of any character, relating to the issued or unissued Buyer Common Stock or obligating Buyer to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or Buyer Common Stock or securities convertible into or exchangeable for such shares, or obligating Buyer to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such common stock.

5.6  Filings with SEC.  Buyer has made all filings with SEC that it has been required to make under the Securities Act and the Exchange Act. Each of such reports has complied with the Securities Act and the Exchange Act in all material respects and none of such reports, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

5.7  Financial Statements.  Buyer has filed an Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and a Quarterly Report on Form 10-Q for the three months ended March 31, 2012. The financial statements included in these reports (including the related notes and schedules) have been prepared in accordance with GAAP throughout the periods covered thereby, present fairly the financial condition of Buyer and its Subsidiary as of the indicated dates and the results of operations of Buyer and its Subsidiary for the indicated periods, are correct and complete in all respects, and are consistent with the books and records of Buyer and its Subsidiary; provided, however, that the interim statements are subject to normal year-end adjustments.

5.8  Information Supplied.  None of the information supplied or to be supplied by Buyer expressly for inclusion or incorporation by reference in the Proxy Statement/Prospectus will, in the case of the definitive Proxy Statement/Prospectus (and any amendment or supplement thereto), at the date of mailing of the definitive Proxy Statement/Prospectus (and any amendment or supplement thereto), and at the time of the Special Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, no misleading. The definitive Proxy Statement/Prospectus will, as of the mailing date and as of the date of the Special Meeting, comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. None of the information supplied or to be supplied by Buyer in writing expressly for inclusion or incorporation by reference in any of the filings made by Buyer with the SEC will, at the time filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Buyer makes no representation, warranty or covenant with respect to any information supplied by the Company or the Sellers expressly for inclusion which is contained in the Registration Statement, Proxy Statement/Prospectus, or any filings made by Buyer with the SEC.

5.9  Trust Account.  As of the date of this Agreement JWC Acquisition Security Corporation, a wholly-owned subsidiary of Buyer, has at least $124,950,000 of funds held in the Trust Account established for the benefit of the public stockholders of Buyer, such monies being invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust with the Trustee pursuant to the Trust Agreement. Prior to the Closing, none of the funds held in the Trust Account may be released except (x) to pay income and franchise taxes and expenses from any interest income earned in the Trust Account and (y) to purchase up to 15% of the shares of Buyer Common Stock sold in Buyer’s initial public offering at a price no greater than $10 per share. Upon consummation of the Transactions and notice thereof to the Trustee, the Trustee shall thereupon be obligated to release as promptly as practicable all funds held in the Trust Account to the Surviving Corporation, at which point the Trust Account shall terminate; provided, however that the liabilities and obligations of Buyer due and owing or incurred at or prior to the Effective Time shall be paid as and when due, including all amounts payable (i) to stockholders of Buyer holding shares of Buyer Common Stock sold in Buyer’s initial public offering who shall have exercised their rights to cause the Buyer to redeem their shares of Buyers Common Stock for cash pursuant to Buyer’s certificate of incorporation, (ii) to the underwriters in Buyer’s initial public offering and other designated Persons, in an amount not to exceed Five Million Dollars ($5,000,000) representing deferred underwriting commissions and discounts payable upon consummation of the Transactions and certain advisory fees, (iii) with respect to filings, applications and/or other actions taken pursuant to this Agreement required under the Hart Scott Rodino Act, (iv) to J.W. Childs Associates, L.P. as it relates to unpaid rent and unreimbursed expenses incurred on behalf of Buyer relating to the Transactions and general administrative expenses, not to exceed $500,000 in the aggregate, (v) third parties (e.g. professionals, printers, etc.) who have rendered services to Buyer, the Sellers, the Company, its Subsidiaries and Holdings in connection with the Transactions (but as to the expenses of the

Sellers, the Company, its Subsidiaries and Holdings, only if the Transactions are consummated) and (vi) payment of the Warrant Purchase Amount to sellers of Warrants in accordance with Section 6.15; provided, further, that, after payment of all the aforementioned liabilities and obligations from the Trust Account, the remaining monies in the Trust Account shall, as a result of the Transactions, become an asset of the Surviving Corporation (for the benefit of Holdings) at and after the Effective Time. As of the Effective Time, those obligations of Buyer to dissolve or liquidate within a specified time period as contained in Buyer’s certificate of incorporation will be terminated and Buyer shall have no obligation whatsoever to dissolve and liquidate the assets of Buyer by reason of the consummation of the Transactions, and no Buyer stockholder shall be entitled to receive any amount from the Trust Account or the Surviving Company except, with respect to the Trust Account only, to the extent such stockholder has exercised its right to cause the Buyer to redeem such stockholder’s shares of Buyer Common Stock for cash pursuant to Buyer’s certificate of incorporation.

5.10  Board Approval.  The Board of Directors of Buyer has, as of the date of this Agreement, unanimously (i) declared the advisability of the Merger and approved this Agreement and the Transactions, and (ii) determined that the Merger is in the best interest of the stockholders of Buyer.

Section 6.  Pre-closing Covenants.  The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing:

6.1  General.  Each of the Parties will use his, her, or its reasonable best efforts to take all actions and to do all things necessary, proper, or advisable in order to consummate and make effective the Transactions (including satisfaction, but not waiver, of the Closing conditions set forth in Section 7 below).

6.2  Notices and Consents.  The Company and its Subsidiaries shall give any notices to third parties referred to in Section 4.3 of the Disclosure Schedule and shall use their reasonable best efforts to obtain any third-party consents set forth in Section 6.2 of the Disclosure Schedule.

6.3  Registration Statement and Proxy Statement/Prospectus.  (a) As promptly as practicable following the execution and delivery of this Agreement (i) the Sellers shall cause Holdings to prepare and file with the SEC the Registration Statement, and (ii) Buyer shall prepare and file with the SEC a proxy statement on Schedule 14A, including the Proxy Statement/Prospectus, for the purpose of, among other things, solicitation proxies from (a) holders of Buyers Common Stock to vote at the Special Meeting in favor of (A) the adoption of this Agreement and the approval of the Transactions, (B) any other proposals the Parties deem necessary to effectuate the effectiveness of the Registration Statement, and (C) an adjournment proposal.

(a)	The Sellers, the Members, and the Company acknowledge that a substantial portion of the Proxy Statement/Prospectus shall include disclosure regarding the Sellers, the Members, and the Company and the Company’s management, operations and financial condition. Accordingly, the Sellers, the Members, and the Company agree to promptly provide Buyer with all information concerning the Sellers, the Members, and the Company shall provide Buyer with the information concerning the operations of the Business, the Company’s management and operations and financial condition, in each case, required to be included in the Proxy Statement or the Registration Statement. The Sellers and the Members shall be available to, and the Company and its Subsidiaries shall make their managers, directors, officers and employees available to, Buyer and its counsel in connection with the drafting of the Proxy Statement/Prospectus and responding in a timely manner to comments on the Proxy Statement or the Registration Statement from the SEC.
(b)	Sellers and the Members shall cause Holdings, with the assistance of Buyer, to promptly respond to any SEC comments on the Registration Statement and shall use reasonable best efforts to cause such Registration Statement to be declared effective by the SEC as soon after filing as practicable. Buyer, with the assistance of the Company, shall promptly respond to any SEC comments on the Proxy Statement/Prospectus and shall use reasonable best efforts to have the Proxy Statement/Prospectus cleared by the SEC under the Exchange Act as soon after filing as practicable.
(c)	Sellers and the Members shall cause Holdings to make all necessary filings with respect to the Transactions under the Securities Act and the Exchange Act and applicable “blue sky” laws and rules and regulations thereunder.

(d)	If at any time prior to the Effective Time, any information relating to Buyer, Holdings or the Company and its Subsidiaries, or any of their respective subsidiaries, affiliates, officers or directors, should be discovered by Buyer or the Company, as applicable, that should be set forth in an amendment or supplement to the Registration Statement and the Proxy Statement/Prospectus, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of Buyer.

6.4  Special Meetings:  Mailing of Proxy Statement/Prospectus. As promptly as practicable following the execution of this agreement, Buyer, acting through its board of directors, shall in accordance with applicable law:

(a)	Duly call, give notice of, convene and hold the Special Meeting. Buyer shall (i) use reasonable best efforts to solicit the approval of the Agreement by the stockholders of Buyer and (ii) including in the Proxy Statement/Prospectus (A) the declaration of the board of directors of Buyer of the advisability of the Agreement and its recommendation to the stockholders of Buyer that they adopt this Agreement and approve the Transactions, and (B) all other requests or approvals necessary to consummate the Transactions. Notwithstanding the foregoing, Buyer may adjourn or postpone the Special Meeting as and to the extent permitted by applicable law. Buyer shall use its commercially reasonable efforts to cause the proxy statement, of which the Proxy Statement/Prospectus is a part, is declared effective by the SEC; and
(b)	Promptly transmit any amendment or supplement to its stockholders, if at any time prior to the Special Meeting there shall be discovered any information that should be set forth in an amendment or supplement to the Proxy Statement/Prospectus.

6.5  Hart-Scott-Rodino Act.  Each of the Parties will file any Notification and Report Forms and related material that it may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Act, will use its reasonable best efforts to obtain an early termination of the applicable waiting period, and will make any further filings pursuant thereto that may be necessary, proper, or advisable. Each of Buyer and the Company will pay 50% of the filing fee required under the Hart-Scott-Rodino Act.

6.6  Listing of Holdings Common Stock.  The Parties will use their commercially reasonable efforts to cause the shares of Holdings Common Stock that will be issuable in the Merger to be approved for listing on the NASDAQ Stock Market, subject to official notice of issuance, prior to the Effective Time.

6.7  Operation of Business.

(a)	The Company and its Subsidiaries shall not engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business. Without limiting the generality of the foregoing, the Company and its Subsidiaries shall not engage in any practice, take any action, or enter into any transaction of the sort described in Section 4.9 above; provided that the Company may distribute cash to the Members that is, and has been, generated from the operation of the Business in the ordinary course of Business prior to the Closing. Prior to the Closing, Holdings shall not and the Sellers shall cause Holdings not to (i) amend its Bylaws or Certificate of Incorporation or (ii) amend or terminate the Holdings Equity Incentive Plan.
(b)	Prior to the Closing, the Company shall cause all Special Cash Units held by Rucker to be redeemed by the Company (the “Special Cash Units”), including payment in full therefor, and cause Rucker to repay to the Company all notes receivable due to the Company plus any unpaid interest accrued thereon prior to the Closing.

6.8  Preservation of Business.  The Company and its Subsidiaries shall keep their business and properties substantially intact, including its present operations, physical facilities, working conditions, insurance policies, and relationships with lessors, licensors, suppliers, customers, and employees.

6.9  Full Access.  The Company and its Subsidiaries shall permit representatives of Buyer to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Company or any of its Subsidiaries to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the business of the Company and its Subsidiaries.

6.10  Notice of Developments.  From time to time prior to the Closing, each Party shall have the right to supplement or amend the Disclosure Schedules delivered pursuant to Articles III, IV or V of this Agreement with respect to any matter hereafter arising that, if existing at, or occurring prior to, the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedules. Such supplement or amendment shall cure any breach that, absent such disclosure, would have resulted therefrom, other than with respect to Sections 3.6 or 4.2 or with respect to any event or circumstance which has had or would reasonably be expected to have a Material Adverse Effect and other than with respect to Buyer’s right to terminate this Agreement in accordance with Article 8 hereof prior to the Closing.

6.11  Exclusivity.  Neither the Company and its Subsidiaries nor any Seller or Member will: (i) solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock, membership interests or other voting securities, or any substantial portion of the assets, of the Company or any of its Subsidiaries (including any acquisition structured as a merger, consolidation, or share exchange) or (ii) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing. The Company and each Seller and Member will notify Buyer immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing. No Member shall transfer any Membership Interests prior to Closing other than as contemplated hereby.

6.12  Waiver.  The Sellers, the Company, ILTS, Merger Sub and Holdings each acknowledge Buyer is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving Buyer and one or more businesses or assets (a “Business Combination”). The Sellers, the Company, ILTS, Merger Sub and Holdings each further acknowledge that Buyer’s sole assets consist of the cash proceeds of Buyer’s initial public offering and private placements of its securities, in each case, consummated on November 23, 2010, and that substantially all of those proceeds have been deposited in the Trust Account for the benefit of Buyer, certain of its public stockholders and the underwriters of the IPO. The cash in the Trust Account may be disbursed only (i) to Buyer in limited amounts from time to time in order to permit Buyer to pay its operating expenses; (ii) if Buyer completes the Transactions, which constitute a Business Combination, then to those Persons and in such amounts as described in Section 5.9; and (iii) if Buyer fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the agreement governing the Trust Account, to Buyer in limited amounts to permit Buyer to pay the costs and expenses of its liquidation and dissolution, and then to Buyer’s public stockholders (as such term is defined in the agreement governing the Trust Account). For and in consideration of Buyer entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, each of the Sellers, the Company, ILTS, Merger Sub and Holdings, on behalf of his, her or itself and any of their respective managers, directors, officers, affiliates, members, stockholders, trustees, and the Company and its Subsidiaries, hereby irrevocable waive any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account and agree not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, any such claims against Buyer arising under this Agreement.

6.13  Separation of Buyer Units.  The Buyer will cause the public trading of the Buyer Units to cease and each Buyer Unit will be mandatorily separated into its component parts of the shares of Buyer Common Stock and the Warrants.

6.14  Indemnification Agreements.  Prior to the Closing, Holdings shall enter into an Indemnification Agreement with each of the individuals who will be directors of Holdings immediately following the Closing in a form reasonably satisfactory to Buyer and Company.

6.15  Purchase of Warrants; Repurchase of Buyer Common Stock.

(a)	The Buyer and the Sellers will cooperate with each other to identify holders of Warrants (other than Sponsor Warrants) that may desire to sell their Warrants and Buyer may negotiate and enter into definitive agreements with one or more of such holders to purchase their Warrants, which purchase would be made upon the consummation of the Transactions with cash released from the Trust Account; provided, however, that Buyer may enter into such agreements to purchase Warrants only with the consent of the Seller Representative.
(b)	Prior to the Closing, the Buyer shall not repurchase in the open market or through privately negotiated transactions any shares of Buyer Common Stock without the prior consent of the Seller Representative.

Section 7.  Conditions to Obligation to Close.

7.1  Conditions to Each Party’s Obligation.  The obligations of each Party to consummate the Transactions and other transactions described herein shall be subject to the satisfaction or waiver (where permissible), at or prior to the earlier of the Effective Time, of the following conditions:

(a)	Stockholders Approval. The required vote of the shareholders of Buyer shall have been obtained in accordance with the Delaware General Corporation Law and Buyer’s certificate of incorporation, as amended, and the rules and regulations of OTC Bulletin Board and stockholders of Buyer shall not have exercised their rights under the Buyer’s certificate of incorporation, as amended, to cause the Buyer to redeem a number of shares of Buyer Common Stock (for a cash payment from the Trust Account) in excess of 5,500,000 shares. No more than 500,000 shares of Buyer Common Stock shall constitute Dissenting Shares.
(b)	Antitrust Laws. The applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Act shall have expired or been terminated;
(c)	Requisite Regulatory Approvals. All authorizations, approvals and permits required to be obtained from or made with any Governmental Authority in order to consummate the Transactions;
(d)	No Law. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and had the effect of making the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions; and
(e)	Effective Registration Statement. The Registration Statement shall have been declared effective by the SEC and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC. All necessary permits and authorizations under state securities or “blue sky” laws, the Securities Act and the Exchange Act relating to the issuance and trading of the Holdings Common Stock to be issued in the Merger shall have been obtained and shall be in effect and such shares of Holdings Common Stock shall have been approved for listing on the OTC Bulletin Board or the NASDAQ Capital Market.

7.2  Conditions to the Obligations of Buyer.  Buyer’s obligation to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction or waiver of the following conditions:

(a)	the representations and warranties set forth in Section 3 and Section 4 above shall be true and correct in all material respects at and as if made the Closing Date, except to the extent that such representations and warranties are qualified by the term “material” or “Material Adverse Effect” in which case such representations and warranties shall be true and correct in all respects at and as if made on the Closing Date;
(b)	the Sellers, the Company and Holdings shall have performed and complied with all of their covenants hereunder in all material respects through the Closing;
(c)	no Material Adverse Effect shall have occurred since the date of this Agreement;

(d)	each of the Sellers shall have delivered to Holdings a certificate meeting the requirements of Treasury Regulation §1.1445-2(b)(2) certifying that such Seller is not a foreign person for purposes of Code §1445; and
(e)	the Company shall have delivered to Buyer a certificate to the effect that each of the conditions specified above in Section 7.2(a)-7.2(c) is satisfied in all respects.

7.3  Conditions to the Obligations of Sellers.  The obligation of the Sellers to consummate and to cause Holdings to consummate the transactions to be performed by them in connection with the Closing is subject to satisfaction, or waiver by Sellers’ Representative, of the following conditions:

(a)	the representations and warranties set forth in Section 5 above shall be true and correct in all material respects at and as if made on the Closing Date; except to the extent that such representations and warranties are qualified by the term “material,” and “Material Adverse Effect” in which case such representations and warranties shall be true and correct in all respects at and as if made on the Closing Date;
(b)	Buyer shall have performed and complied with all of its covenants hereunder in all material respects through the Closing; and
(c)	Buyer shall have delivered to Sellers’ Representative a certificate to the effect that each of the conditions specified above in Section 7.3(a)-(b) is satisfied in all respects.

Section 8.  Termination.

8.1  Termination of Agreement.  This Agreement may be terminated prior to the earlier of the Closing or the Final Date as provided below:

(a)	Buyer, the Sellers’ Representative and the Company may terminate this Agreement by mutual written consent;
(b)	Buyer may terminate this Agreement by giving written notice to the Company and the Sellers’ Representative (i) in the event the Sellers, ILTS or the Company have breached any representation, warranty, or covenant contained in this Agreement in any material respect, Buyer has notified the Company and the Sellers’ Representative of the breach, and the breach has continued without cure for a period of 10 days after the notice of breach or (ii) if the Closing shall not have occurred on or before the Final Date, by reason of the failure of any condition precedent under Sections 7.1 and 7.2 hereof (unless the failure results primarily from Buyer itself breaching any representation, warranty, or covenant contained in this Agreement); and
(c)	the Company may terminate this Agreement by giving written notice to Buyer (i) in the event Buyer has breached any representation, warranty, or covenant contained in this Agreement in any material respect, the Company has notified Buyer of the breach, and the breach has continued without cure for a period of 10 days after the notice of breach or (ii) if the Closing shall not have occurred on or before the Final Date by reason of the failure of any condition precedent under Sections 7.1 and 7.3 hereof (unless the failure results primarily from Sellers, the Company, ILTS and Holdings themselves breaching any representation, warranty, or covenant contained in this Agreement).

8.2  Effect of Termination.  If any Party terminates this Agreement pursuant to Section 8.1 above, all rights and obligations of the Parties hereunder, other than the provisions of this Section, shall terminate without any Liability of any Party or any of their respective affiliates or their directors, officers, partners, members, managers, employees, agents or representatives or any of them; provided that, subject to Section 6.12, such termination if on account of a willful breach of a covenant of a Party shall not relieve such Party then in breach of any such covenant contained herein for any Liability suffered by any other Party or intended third party beneficiary under this Agreement; provided further that Section 8 and Section 11 of this Agreement shall survive such termination.

Section 9.  Post-Closing Covenants.  The Parties agree as follows with respect to the period following the Closing and as to the covenant set forth in Section 9.9 also with respect to the period from the date of this Agreement to and including the Closing Date:

9.1  General.  In case at any time after the Closing any further actions are necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further actions (including the execution and delivery of such further instruments and documents) as any other Party may reasonably request, all at the sole cost and expense of the requesting Party.

9.2  Litigation Support.  In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under the Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Sellers or the Business, each of the other Parties will cooperate with the contesting or defending Party and his, her, or its counsel in the contest or defense, make available his, her, or its personnel, and provide such testimony and access to his, her, or its books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party.

9.3  Confidentiality.  Each Seller and Rucker will, and will cause each of such Person’s Affiliates to, treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to Holdings or destroy, at the request and option of Holdings, all tangible embodiments (and all copies) of the Confidential Information that are in his, her, or its possession. In the event that any Seller or Rucker is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, that Seller or Rucker will notify Holdings promptly of the request or requirement, so that Holdings may seek an appropriate protective order or waive compliance with the provisions of this Section 9.3. If, in the absence of a protective order or the receipt of a waiver hereunder, any Seller is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal that any Seller or Rucker may disclose the Confidential Information to the tribunal; provided, however, that the disclosing Seller or Rucker shall use his, her, or its reasonable commercial efforts to obtain, at the reasonable request of Holdings, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Holdings shall designate.

9.4  Non-Compete Covenant.  For a period of 5 years from and after the Closing Date, (i) neither TS Inc. nor Rucker shall, nor shall any such Person permit any Affiliate thereof to, engage directly or indirectly in any business that the Company or any of its Subsidiaries conducts as of the Closing Date, and (ii) no Seller (other than on behalf of the Company) or Rucker will (a) induce or attempt to induce any vendor or other Person with whom the Company or any of its Subsidiaries contracts or otherwise transacts business to reduce the level of business it does with the Company or any of its Subsidiaries or terminate its relationship with the Company or any of its Subsidiaries or (b) solicit any employee of the Company or any of its Subsidiaries to leave the employ of the Company or any of its Subsidiaries or directly or indirectly hire any such employee, or assist or encourage any other Person to do so. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.4 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

9.5  Restrictive Legends.  Each certificate representing the Closing Holdings Shares and each Promissory Note will be imprinted with a legend substantially in the following form:

This ____ was originally issued on ________ _____, ______, and has not been registered under the Securities Act of 1933, as amended, or any state securities act, and may not be sold or transferred in the absence of such registration or qualification or an exemption therefrom under the securities act or any such state securities laws that may be applicable. The issuer of this ____ will furnish a copy of these provisions to the holder hereof without charge upon written request.

Each holder desiring to transfer the Closing Holdings Shares or the Promissory Notes first must furnish Holdings with (i) except for a Permitted Transfer, in which case the requirements in this clause shall not apply, a written opinion reasonably satisfactory to Holdings in form and substance from counsel reasonably satisfactory to Holdings to the effect that the holder may transfer the Closing Holdings Shares or the Promissory Notes as desired without registration under the Securities Act and (ii) a written undertaking executed by the desired transferee reasonably satisfactory to Holdings in form and substance agreeing to be bound by the restrictions on transfer contained herein.

9.6  Charter Protections; Directors’ and Officers’ Liability Insurance.

(a)	All rights to indemnification for acts or omissions occurring through the Closing now existing in favor of the current directors and officers of Buyer as provided in the certificate of incorporation and bylaws of Buyer or in any indemnification agreements shall survive the Merger and shall continue in full force and effect in accordance with their terms.
(b)	For a period of six (6) years after the Closing, Holdings shall cause to be maintained by the Surviving Corporation the current policies of directors’ and officers’ liability insurance maintained by Buyer as of the Closing (or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from facts and events that occurred prior to the Closing.
(c)	If Holdings or the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Holdings or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 9.6.

9.7  Income Tax Returns.

(a)	The Company shall prepare, or cause to be prepared at its expense, and shall file, or cause to be filed, all income Tax Returns for the Company and its Subsidiaries required to be filed after the Closing Date; provided, however, that the Company shall make an election under Code §754 (and any comparable or similar provision of state and local Law) on the Company’s partnership income Tax Returns for the Tax Period that includes the Closing Date, and each Member shall consent to and cooperate with the Company and Holdings in making the Code §754 election for the Company. The Company shall provide the Sellers’ Representative (as defined below) with copies of any such income Tax Returns for the Sellers’ Representative’s reasonable review and comment at least 30 days prior to the due date thereof (giving effect to any extensions). The Sellers, based on each Seller’s Pro Rata Share, shall pay or reimburse the Company and its Subsidiaries for all Taxes due and payable with respect to such income Tax Returns attributable to all Tax periods (or portions thereof) ending on the Closing Date.
(b)	Nabron shall prepare, or cause to be prepared at its expense, and shall file, or cause to be filed, all income Tax Returns for ILTS for all Tax periods ending on or before the Closing Date that are required to be filed after the Closing Date. Nabron shall provide the Company with copies of any such income Tax Returns for the Company’s reasonable review and comment at least 30 days prior to the due date thereof (giving effect to extensions). Nabron shall pay or reimburse ILTS for all Taxes due and payable with respect to such income Tax Returns attributable to all Tax Periods (or portions thereof) ending on the Closing Date.

9.8  Release.  Effective as of the Closing, each Seller and Member on behalf of himself, herself or itself and its, his or her Affiliates and each of its, his or her (as applicable) and their respective officers, directors, employees, agents, successors and assigns (the “Releasing Parties”), hereby releases, acquits and forever discharges Buyer, the Company, Holdings, Merger Sub, ILTS, each of their respective Affiliates, Subsidiaries, and any and all of each of their respective successors and assigns, together with all their present and former directors and officers (the “ Released Parties”), from any and all manner of claims, actions, suits, damages, demands and liabilities whatsoever in Law or equity, whether known or unknown, liquidated or unliquidated, fixed, contingent, direct or indirect (collectively, “Claims”), which the Releasing Party ever had, has or may have against any of the Released Parties for, upon, or by reason of any matter, transaction, act, omission or thing whatsoever arising under or in connection with any of the Released Parties, from any time prior to and up to and including the Closing Date, with respect to such Person’s status as a Member or an equityholder of ILTS. For the avoidance of doubt, the release of Nabron set forth above shall include any amount due from ILTS to Nabron and remaining outstanding as of the Closing Date, whether set forth on Schedule 3.7 or otherwise.

9.9  Restrictions on Purchase of Warrants.  From and after the date hereof and until the eighteen (18) month anniversary of the Closing, the Sellers shall not and shall cause their Affiliates not to, purchase, directly or indirectly, any of the Warrants other than in accordance with the agreement referenced in Section 2.4(b) or purchases by Holdings after the Closing.

9.10  Distribution of Trust Account.  Upon the consummation of the Transactions and the release of the funds held in the Trust Account to Buyer and the payment of expenses in accordance with Section 5.9, 50% of the remaining funds in the Trust Account shall be distributed by Buyer to Holdings in the form of a dividend and 50% of the remaining funds shall be loaned by Buyer to Holdings under the terms of a note, the principal of which shall not be repaid prior to the first anniversary of the Closing.

9.11  Maintenance of Buyer Entity.  For at least one year following the Closing, Holdings shall not liquidate or dissolve Buyer or cause Buyer to be merged with and into another corporation (including Holdings).

9.12  State Tax Gross-Up Payment.  Holdings shall pay to each Seller (other than Nabron), as additional consideration for the Contribution, the excess of (i) the aggregate state and local income Taxes payable by such Seller (or, in the case of a Seller which is an S corporation, the shareholders of such Seller) with respect to the contribution of their Membership Interests to Holdings, over (ii) the state and local income Taxes that would have been payable by such Seller (or the shareholders of such Seller) with respect to the contribution of their Membership Interests to Holdings if the gain recognized by such Sellers with respect to the Contribution had been taxable only in the state of residence of such Seller (or the shareholders of such Seller), such additional consideration increased by any additional federal, state and local income Taxes payable by such Seller (or the shareholders of such Seller) with respect to the payment made to such Seller pursuant to this Section 9.12 (the “Gross — Up Payment”). For purposes of determining the amount payable pursuant to this Section 9.12, it shall be assumed that: (a) the Sellers and their shareholders are residents of the states in which such Seller or their shareholders were residents for the 2011 tax year, and (b) any payment pursuant to this Section 9.12 shall be taxed to the Sellers or their shareholders as long-term capital gain. Each Seller shall provide the Company a request for payment together with a copy of his, her or its calculation of such Seller’s Gross-Up Payment. The Gross-Up Payment shall be made as soon as practicable following the filing of the 2012 state income Tax Returns of the Sellers and their shareholders but, in no event, later than October 31, 2013.

Section 10.  Survival of Representations and Warranties; Covenants; Nabron Indemnity.

(a)	Other than as set forth below in this Section 10, none of the representations and warranties contained in Section 3, Section 4 and Section 5 above shall survive the Closing hereunder. All of the covenants contained in this Agreement shall survive the Closing and continue in full force and effect until the expiration of any applicable statutes of limitations (after giving effect to any extensions or waivers) plus 60 days. Notwithstanding the forgoing, the representations and warranties set forth in Section 3.6 and Section 3.7 shall survive the Closing until the end of any applicable statute of limitations.
(b)	From and after Closing, Nabron shall indemnify Holdings and its Subsidiaries (including ILTS) for any losses or other damages suffered or incurred by Holdings and its Subsidiaries resulting from (i) any breach of its representation and warranties contained in Section 3.7 of this Agreement, (ii) all Taxes of ILTS attributable to any Tax Period (or portion thereof) ending on or prior to the Closing (including any Taxes imposed on ILTS in connection with the consummation of the Transactions), and (iii) any liabilities other than Taxes of ILTS relating to the period prior to Closing Date.

Section 11.  Miscellaneous.

11.1  Sellers’ Representative.

(a)	Appointment of Sellers’ Representative. Each of the Sellers and ILTS hereby constitutes and irrevocably appoints, effective from and after the date hereof, Peter Jacullo as such Seller’s or ILTS’ agent and attorney-in-fact (the “Sellers’ Representative”) to act as Sellers’ Representative under this Agreement in accordance with the terms of this Section 11.1. In the event of the resignation, death or incapacity of the Sellers’ Representative, a successor Sellers’ Representative reasonably satisfactory to Buyer shall thereafter be appointed by an instrument in writing signed by such successor Sellers’ Representative and by the Sellers, and such appointment shall become effective as to any such successor Sellers’ Representative when a copy of such instrument shall have been delivered to Buyer.
(b)	Authority. The Sellers’ Representative is hereby authorized and empowered to act for, and on behalf of, any or all of the Sellers and ILTS (with full power of substitution in the premises) in connection with this agreement and such other matters as are reasonably necessary for the consummation of the Transactions including, without limitation, (i) to receive all payments owing to the Sellers and ILTS under this Agreement, (ii) to terminate, amend, waive any provision of, or abandon, this Agreement or any other agreement entered into in connection herewith, (iii) to act as the representative of the Sellers and ILTS to review and authorize all claims and disputes or question the accuracy thereof, (iv) to negotiate and compromise on their behalf with Buyer any claims asserted thereunder and to authorize payments to be made with respect thereto, (v) to take such further actions as are authorized in this Agreement or any other agreement entered into in connection therewith, and (vi) in general, do all things and perform all acts deemed by the Sellers’ Representative to be necessary or desirable in connection with this Agreement or the Transactions. Buyer shall be entitled to rely on such appointment and to treat the Sellers’ Representative as the duly appointed attorney-in-fact of each Seller and ILTS. The Sellers and ILTS shall cooperate with the Sellers’ Representative and any accountants, attorneys or other agents whom it may retain to assist in carrying out its duties hereunder. Each Seller and ILTS by execution of this Agreement, and without any further action, confirms such appointment and authority. Notices given to the Sellers’ Representative in accordance with the provisions of this Agreement shall constitute notice to the Sellers for all purposes under this Agreement.
(c)	Extent and Survival of Authority. The appointment of the Sellers’ Representative is an agency coupled with an interest and is irrevocable and any action taken by the Sellers’ Representative pursuant to the authority granted in this Section 11.1 shall be effective and absolutely binding on each Seller and ILTS notwithstanding any contrary action of or direction from such Seller or ILTS, except for actions or omissions of the Sellers’ Representative constituting willful misconduct or gross negligence. The death or incapacity, or dissolution or other termination of existence, of any Seller or ILTS shall not terminate the authority and agency of the Sellers’ Representative. Buyer, in dealing with the Sellers’ Representative, may conclusively and absolutely rely, without inquiry, upon any act of the Sellers’ Representative as the act of the Seller or ILTS.
(d)	Release from Liability; Indemnification. Each Seller and ILTS hereby releases the Sellers’ Representative from, and each Seller and ILTS agrees to indemnify the Sellers’ Representative against, liability for any action taken or not taken by the Sellers’ Representative in his capacity as such (including the expenses referred to in Section 11.1(e) hereof), except for the liability of the Sellers’ Representative to a Seller or ILTS for loss which such Seller or ILTS may suffer from the willful misconduct or gross negligence of the Sellers’ Representative in carrying out his duties hereunder. The Sellers’ Representative shall not be liable to any Seller or ILTS or to any other Person with respect to any action taken or omitted to be taken by the Sellers’ Representative in his role as Sellers’ Representative under or in connection with this Agreement, unless such action or omission results from or arises out of willful misconduct or gross negligence on the part of the Sellers’ Representative, and the Sellers’ Representative shall not be liable to any Seller or ILTS in the event that, in the exercise of his or its reasonable judgment, the Sellers’ Representative believes there will not be adequate resources available to cover potential costs and expenses to contest a claim made by Buyer against the Sellers or ILTS.
(e)	Reimbursement of Expenses. The Sellers’ Representative shall receive no compensation for service as such but shall receive reimbursement from, and be indemnified by, the Sellers or ILTS, pro rata in accordance with the number of shares of Common Stock held by each Seller or ILTS as of the Closing Date, for any and all expenses, charges and liabilities, including, but not limited to, reasonable attorneys’ fees, incurred by the Sellers’ Representative in the performance or discharge of his duties pursuant to this Section 11.1.
(f)	ILTS. The appointment of the Sellers’ Representative as the agent and attorney-in-fact for ILTS shall terminate at the Closing and thereafter Sellers’ Representative shall have no further right to act on behalf of ILTS under this Section 11.1.

11.2  Press Releases and Public Announcements.  Prior to the Closing, neither the Company nor the Sellers or ILTS and the Sellers or ILTS shall not permit Holdings or any of the Subsidiaries of the Company to, issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of Buyer, and Buyer shall not issue any press release or make any public announcement related to the subject matter of this Agreement without the prior written consent of Sellers’ Representative; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly traded securities (in which case the disclosing Party will use its reasonable best efforts to advise the other Parties prior to making the disclosure).

11.3  No Third-Party Beneficiaries.  This Agreement shall not confer any rights or remedies upon any Person other than (i) the Parties and their respective successors and permitted assigns, (ii) as provided in Section 9.6 which is intended for the benefit of Buyer’s former and current officers and directors, (iii) after the Effective Time, the right of the stockholders of Buyer to receive the merger consideration specified in Section 2.3(b) and (iv) after the termination of this Agreement, the rights of stockholders of Buyer to pursue claims for damages and equitable relief for the Sellers’, ILTS’ or the Company’s willful breach of any of their representations, warranties and covenants contained in this Agreement.

11.4  Entire Agreement.  This Agreement (including the documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

11.5  Succession and Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. Prior to the Closing, (i) none of the Sellers, ILTS, or the Company may assign this Agreement or any of their rights, interests or obligations hereunder, without the prior written approval of Buyer and (ii) Buyer may not assign this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the Company and the Sellers’ Representative.

11.6  Counterparts.  This Agreement may be executed in one or more counterparts (including facsimile or other electronic means), each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

11.7  Headings.  The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

11.8  Notices.  All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) one business day after being sent to the recipient by reputable overnight courier service (charges prepaid) and, (iii) one business day after being sent to the recipient by facsimile transmission or electronic mail, and addressed to the intended recipient as set forth below:

If to the Sellers or ILTS (prior to Closing):

c/o Sellers’ Representative
Peter Jacullo
61 High Ridge Avenue
Ridgefield, CT 06877
Fax: 203-438-6890
Email: pjacullo@comcast.net

with a copy to:

Foley & Lardner LLP
111 Huntington Avenue
Boston, MA 02199
Attention: Gabor Garai
Fax: 617-342-4001
Email: ggarai@foley.com

If to the Company to:

The Tile Shop
14000 Carlson Parkway
Plymouth, MN 55441
Attention: Robert Rucker
Fax: 763-541-1411
Email: rrucker@tileshop.com

If to Buyer (before the Closing) to:

JWC Acquisition Corp.
Bay Colony Corporate Center, North Entrance
1000 Winter Street, Suite 4300
Waltham, MA 02451
Attention: Adam Suttin
Fax: 617-753-1101
Email: asuttin@jwchilds.com

with a copy to:

McDermott Will & Emery LLP
227 West Monroe Street
Chicago, IL 60606-5096
Attention: Bernard S. Kramer
Fax: 312-984-7700
Email: bkramer@mwe.com

Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

11.9  Governing Law.  This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

11.10  Amendments and Waivers.  No amendment of any provision of this Agreement prior to the Closing shall be valid unless the same shall be in writing and signed by Sellers’ Representative, the Company and Buyer. No amendment of any provision of this Agreement after the Closing shall be valid unless the same shall be in writing and signed by Sellers’ Representative and Holdings. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such default, misrepresentation, or breach of warranty or covenant.

11.11  Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

11.12  Expenses.  Each Seller, ILTS, the Company and its Subsidiaries and Holdings and Buyer will bear his, her, or its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement if this Agreement is terminated prior to the Closing.

11.13  Transfer Taxes.  Without limiting the generality of the foregoing, all transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) imposed on the Company in connection with the consummation of the Transactions shall be paid by the Company when due, and the Company will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable law, the Parties will, and will cause their Affiliates to, join in the execution of any such Tax Returns and other documentation.

11.14  Construction.  Any reference to any federal, state, local, or non-U.S. statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation. Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the Disclosure Schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) that the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

11.15  Incorporation of Exhibits and Schedules.  The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

11.16  Specific Performance.  Each Party acknowledges and agrees that the other Party would be damaged irreparably in the event any provision of this Agreement is not performed in accordance with its specific terms or otherwise is breached, so that a Party shall be entitled to injunctive relief to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in addition to any other remedy to which such Party may be entitled, at law or in equity. In particular, the Parties acknowledge that the Business is unique and recognize and affirm that in the event Sellers or the Company breach this Agreement prior to the Closing, money damages would be inadequate and Buyer would have no adequate remedy at law, so that Buyer shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights and the other Parties’ obligations hereunder not only by action for damages but also by action for specific performance, injunctive, and/or other equitable relief.

11.17  Submission to Jurisdiction.  Each of the Parties submits to the jurisdiction of any state or federal court sitting in the State of Delaware, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court. Each Party also agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other Party with respect thereto.

*    *    *

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first above written.

JWC ACQUISITION CORP.

By:	/s/ Adam L. Suttin Name: Adam L. Suttin Title: President

TILE SHOP HOLDINGS, INC.

By:	/s/ Robert A. Rucker Name: Robert A. Rucker Title: President

TILE SHOP MERGER SUB, INC.

By:	/s/ Robert A. Rucker Name: Robert A. Rucker Title: President

THE TILE SHOP, LLC

By:	/s/ Robert A. Rucker Name: Robert A. Rucker Title: President

THE TILE SHOP, INC.

By:	/s/ Robert A. Rucker Name: Robert A. Rucker Title: CEO

For and on behalf of
NABRON INTERNATIONAL, INC.

By:	/s/ Raymond Long Sing Tang, /s/ Louise Mary Garbarino Name: Raymond Long Sing Tang / Louise Mary Garbarino Title: Authorized Signatures

ILTS, LLC

By:	/s/ Andrea K. Jensen Name: Andrea K. Jensen Title: Manager

JWTS, INC.

By:	/s/ Peter J. Jacullo, III Name: Peter J. Jacullo, III Title: President
By:	/s/ Peter H. Kamin Name: Peter H. Kamin, as Trustee under the Peter H. Kamin Revocable Trust
By:	/s/ Peter H. Kamin Name: Peter H. Kamin, as Trustee under the Peter H. Kamin Children’s Trust
By:	/s/ Peter H. Kamin Name: Peter H. Kamin, as Trustee under the Peter H. Kamin GST

3K LIMITED PARTNERSHIP

By:	/s/ Peter H. Kamin Name: Peter H. Kamin Title: Trustee, Managing Partner

/s/ Todd Krasnow
Todd Krasnow

FAMILY OFFICE INVESTORS, LLC

By:	/s/ Mark Riser Name: Mark Riser Title: Sole Member

/s/ Warren W. Garden
Warren W. Garden

/s/ Irene P. McCarthy
Irene P. McCarthy

/s/ Robert McCarthy
Robert McCarthy

SELLERS’ REPRESENTATIVE:

/s/ Peter J. Jacullo, III
Peter J. Jacullo, III, in his capacity as Sellers’ Representative

JOINDER TO CONTRIBUTION AND MERGER AGREEMENT

The undersigned hereby agrees, effective as of the date hereof, to become a party to that certain Contribution and Merger Agreement (the “Agreement”) solely for the purposes set forth below, dated as of June 27, 2012, by and among JWC Acquisition Corp., a Delaware corporation, The Tile Shop, LLC, a Delaware limited liability company, ILTS, LLC, a Delaware limited liability company, The Tile Shop, Inc., a Minnesota corporation, JWTS, Inc., a Delaware corporation, each of the other Members of the Company that are signatories to this Agreement, Nabron International, Inc., a Bahamas corporation, Tile Shop Holdings, Inc., a Delaware corporation, Tile Shop Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Holdings and Peter Jacullo, in his capacity as Sellers’ Representative, as may be amended from time to time.

The undersigned acknowledges and agrees to be bound by Sections 9.3 and 9.4 of the Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Joinder as of June 27, 2012.

/s/ Robert A. Rucker
Name: Robert A. Rucker

Schedule 2.2(b)

The Tile Shop, LLC
Schedule 2.2(b) to the Merger Agreement

Consideration will be allocated as follows:

a) The first $300MM of consideration received shall be allocated according to the table below:

Name of Person/Entity	%
ILTS LLC	53.83%
The Tile Shop, Inc.	27.13%
JWTS, Inc.	16.90%
PHK Rev Trust	0.83%
PHK Childrens Trust	0.50%
3K LP	0.33%
PHK GST-Series 2012 units	0.00%
Todd Krasnow	0.33%
TKrasnow Series 2012 units	0.00%
Family Office Inv LLC	0.07%
Warren Garden	0.05%
Reenie McCarthy	0.03%
Total	100.00%

b) Any amount of consideration received in excess of $300MM shall be allocated according to the table below:

Name of Person/Entity	%
ILTS LLC	53.51%
The Tile Shop, Inc.	26.97%
JWTS, Inc.	16.80%
PHK Rev Trust	0.83%
PHK Childrens Trust	0.50%
3K LP	0.33%
PHK GST-Series 2012 units	0.30%
Todd Krasnow	0.33%
TKrasnow Series 2012 units	0.30%
Family Office Inv LLC	0.07%
Warren Garden	0.05%
Reenie McCarthy	0.02%
Total	100.00%

c) Assuming no shares of JWCAC common stock are redeemed, and the total amount of existing indebtedness and the incentive plan termination payout liability is $9,156,578, the total distributable proceeds of $465,843,422 will be allocated as follows:

Name of Person/Entity	%	Shares	Cash	Promissory Note	Total
ILTS LLC	53.72%	$158,466,901	$53,717,593	$38,055,381	$250,239,875
The Tile Shop, Inc.	27.07%	79,858,702	27,070,746	19,177,843	126,107,292
JWTS, Inc.	16.86%	49,741,687	16,861,589	11,945,327	78,548,603
PHK Rev Trust	0.83%	2,453,103	831,560	589,106	3,873,769
PHK Childrens Trust	0.50%	1,471,859	498,935	353,463	2,324,257
3K LP	0.33%	981,237	332,623	235,641	1,549,500
PHK GST-Series 2012 units	0.11%	314,123	106,482	75,436	496,041
Todd Krasnow	0.33%	981,237	332,623	235,641	1,549,500
TKrasnow Series 2012 units	0.11%	314,123	106,482	75,436	496,041
Family Office Inv LLC	0.07%	196,250	66,526	47,129	309,905
Warren Garden	0.05%	147,186	49,894	35,346	232,426
Reenie McCarthy	0.02%	73,593	24,947	17,673	116,213
Total	100.00%	$295,000,000	$100,000,000	$70,843,422	$465,843,422

Explanatory Note Regarding Schedules

The following schedules were omitted pursuant to Item 601(b)(2) of Regulation S-K. TS Holdings hereby agrees to furnish a copy of any omitted schedules to the SEC upon request.

Company Disclosure Schedules to Contribution and Merger Agreement, dated June 27, 2012, by and among JWC Acquisition Corp., The Tile Shop, LLC, members of The Tile Shop, LLC, Nabron International, Inc., Tile Shop Holdings, Inc., Tile Shop Merger Sub, Inc. and Sellers’ Representative.

Schedule 3.7	Nabron
Schedule 4.2	Capitalization
Schedule 4.3	Non-Contravention
Schedule 4.6	Subsidiaries
Schedule 4.8	Financial Statements
Schedule 4.10	Legal Compliance
Schedule 4.12	Real Property
Schedule 4.13	Intellectual Property
Schedule 4.16	Contracts
Schedule 4.17	Insurance
Schedule 4.18	Litigation
Schedule 4.19	Product Warranty
Schedule 4.21	Employees
Schedule 4.22	Employee Benefits
Schedule 6.2	Third-Party Consents
Schedule 6.3	Anticorruption Compliance

ANNEX B

FORM OF AMENDMENT
TO THE
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
JWC ACQUISITION CORP.

1.	Article IX, Section 9.2(d) of the Certificate is hereby amended and restated to read in its entirety as follows:
(d)	In the event that the Corporation has not consummated a Business Combination by August 30, 2012, the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest but net of franchise and income taxes payable (less up to $100,000 of such net interest to pay dissolution expenses), by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and subject to the requirement that any refund of income taxes that were paid from the Trust Account which is received after the redemption shall be distributed to the former Public Stockholders, and (iii) as promptly as reasonably possible following such redemptions, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

B-1

ANNEX C

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.